Advancing the world of manufacturing

2023 ANNUAL REPORT





flex

Message from our CEO

flex



Revathi Advaithi
CEO
June 21, 2023

"Our talented team works hard every day to build and innovate the future of manufacturing, while exemplifying our values and ways of working."

Dear Shareholders and Colleagues,

I am proud of Flex's performance in Fiscal 2023. This was the third year of our Flex Forward long-term strategy, and we continued to make solid progress on our vision to be the most trusted global technology, supply chain, and manufacturing solutions partner.

Increased complexity has become the new normal for all of us and strengthens my belief in the value Flex can bring to our customers, employees, and communities where we operate.

Delivering strong performance

This fiscal year, we reached several record financial milestones. We delivered 17% year-over-year revenue growth, the most robust performance in over a decade. We reached 4.8% full-year adjusted operating margin and $2.36 adjusted earnings per share. We completed the first major step in unlocking the value of our Nextracker utility-scale solar tracker business. In February, Nextracker made its initial public offering and was met with a strong investor reception. The Nextracker IPO demonstrates our willingness to optimize the value of our portfolio of assets.

We strengthened our manufacturing services by implementing industry 4.0 capabilities, including automation, simulation, and developing our people. Our continued commitment to advancing the world of manufacturing was recognized by the World Economic Forum again this year, as our Sorocaba, Brazil factory was admitted into the Global Lighthouse Network as well as the Sustainability Network. This recognition demonstrates our commitment to achieving the highest quality and capability in manufacturing technology.

The strong performance this fiscal year reflects the foundation we built over the last three years, focusing on optimizing our portfolio, expanding our manufacturing and service capabilities, strengthening our global footprint, and cultivating an inclusive, high-performing culture. This foundation enables Flex to capitalize on secular trends, including digitization, regionalization, and sustainability, fueling increased demand for outsourced manufacturing services.

* See Annex A to our proxy statement for a reconciliation of GAAP to non-GAAP financial measures referenced in this letter.

Capitalizing on opportunities in a new era of manufacturing

Supply chain resiliency grew in importance across the supply chain and manufacturing services value chain. At Flex, we reached a tipping point this year. Customers implemented regionalization strategies at a faster rate to strengthen their supply chain resiliency efforts. External factors, including trade tensions, geopolitical uncertainty, and shortages, are driving companies to reduce risk. In addition, consumer demand for readily available and more sustainable products are further compelling reasons for companies to move sourcing, manufacturing, and aftermarket services closer to end markets.

Flex is uniquely positioned to help our customers successfully implement regionalization strategies. Our global footprint in over 30 countries delivers the scale and capabilities customers need to locate sourcing, manufacturing, and fulfillment in every major region. Our end-to-end solutions, from design through circular economy, are a differentiator for us. Our ability to support our customers' lifecycle management increases their competitiveness and reduces their risk. We see a tremendous opportunity for Flex to deliver regionalization solutions and anticipate this trend to continue.

Building a stronger company

Resiliency and regionalization also enable progress in sustainability efforts. This year, we saw an increased focus on driving sustainability across the value chain. The demand for more sustainable products by consumers is creating opportunities for Flex to help our customers source, manufacture, and dispose of their products responsibly.

We focused on reducing our environmental impact, caring for our people and communities, and holding ourselves to a high standard of integrity and governance. We announced our goal to reach net zero greenhouse gas emissions by 2040. We also published our industry's first stand-alone climate report using the Task Force on Climate-related Financial Disclosures (TCFD) framework. More detail can be found in our upcoming sustainability report.

I am proud that Flex was recognized externally as one of the World's Most Ethical Companies by Ethisphere, a global leader in defining and advancing the standards of ethical business practices. We were also named one of the World's Most Admired Companies by Fortune. These achievements are a testament to the dedication and commitment of Flex employees.

To foster an environment where our employees can reach their full potential, we continued our journey to make progress on strengthening our culture through programs, training, and accountability systems that foster a high-performing, inclusive environment for all our employees. By living our values, celebrating diversity, fostering inclusion, and providing a safe workplace for all our employees, we aspire to be the employer of choice in our industry.

Looking ahead, we see some increased economic headwinds in the global economy in fiscal 2024 and know complexity will continue as the macro environment remains highly dynamic. We will continue to adapt, execute, and improve to navigate effectively through the business cycles.

Overall, we are confident that Flex is well-positioned to capitalize on the opportunities created by this dynamic environment. From regionalization and digitization to technology convergence and sustainability, our breadth and global scale give us a competitive advantage.

I am very proud of the Flex team and our progress this year. I remain excited about the tremendous opportunity to grow, improve, and deliver value to all our stakeholders. Thank you for your continued trust and partnership, and I look forward to the days ahead together.

Regards,



FLEX LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

Notice
of Annual General Meeting of Shareholders

To Be Held on August 2, 2023

Wednesday
August 2, 2023
11:00 a.m., Central time

Flex Ltd.
12455 Research Blvd,
Welcome Center
Austin, TX 78759 U.S.A

Vote via Internet
at www.proxyvote.com



Vote by Mail
Sign and return your proxy card in the
postage-paid envelope



Vote in Person at the Meeting
on August 2, 2023 at 11:00 a.m., Central time



Please refer to our proxy materials or the information forwarded by your bank or other holder of record to see which voting methods are available to you.

To Our Shareholders:

You are cordially invited to attend, and notice is hereby given of, the annual general meeting of shareholders of Flex Ltd., which will be held at our offices located at 12455 Research Blvd, Welcome Center, Austin, TX 78759 U.S.A., at 11:00 a.m., Central time, on August 2, 2023, for the purposes summarized below and described in more detail in the accompanying proxy statement.

We urge you to read the entire proxy statement carefully before voting. Unless the context requires otherwise, references in this notice and the proxy statement to "Flex," the "Company," "we," "us," "our" and similar terms mean Flex Ltd. or, as the case may be, Flex Ltd. and its subsidiaries. Flex is incorporated in the Republic of Singapore under the Companies Act 1967, which we refer to as the "Singapore Companies Act" or the "Companies Act 1967".

Important Notice Regarding Electronic Availability of Proxy Statement and Annual Report

We are pleased to furnish proxy materials to our shareholders on the Internet, as permitted by Securities and Exchange Commission ("SEC") rules. Commencing on or about June 21, 2023, we will make available to our shareholders (including all of our registered shareholders) a Notice of Availability of Proxy Materials on the Internet (referred to as the Notice) containing instructions on how to: (i) access the proxy statement and our annual report, (ii) submit their proxies via the Internet, and (iii) request a printed copy of our proxy materials.

Proxy Voting Matters

You may revoke your proxies at any time before they are voted. Registered shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Voting Matters at the Annual General Meeting

We are asking shareholders to vote on seven proposals at the meeting:

- To re-elect all ten directors of the Company nominated for re-election (*Proposal No. 1*);
- To approve the re-appointment of Deloitte & Touche LLP as our independent auditors for the 2024 fiscal year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix their remuneration (*Proposal No. 2*);
- To approve, on a non-binding, advisory basis, our executive compensation (*Proposal No. 3*);
- To vote, on a non-binding, advisory basis, on the frequency of the non-binding, advisory vote on our executive compensation (*Proposal No. 4*);
- To approve the amendment and restatement of the Flex Ltd. 2017 Equity Incentive Plan (*Proposal No. 5*);
- To approve a general authorization for the Board of Directors to allot and issue ordinary shares (*Proposal No. 6*); and
- To approve a renewal of the Share Purchase Mandate permitting Flex to purchase or otherwise acquire its own issued ordinary shares (*Proposal No. 7*).

Resolutions Proposed for Shareholder Approval as Ordinary Business

Each of the resolutions proposed for approval by our shareholders is as follows:

1. To re-elect each of the following Directors, who will retire pursuant to Article 94 of our Constitution, to the Board of Directors:
   (a) Revathi Advaithi;
   (b) Michael D. Capellas;
   (c) John D. Harris II;
   (d) Michael E. Hurlston;
   (e) Erin L. McSweeney;
   (f) Charles K. Stevens, III;
   (g) Maryrose T. Sylvester;
   (h) Lay Koon Tan;
   (i) Patrick J. Ward; and
   (j) William D. Watkins.

2. To consider and vote upon a proposal to re-appoint Deloitte & Touche LLP as our independent auditors for the fiscal year ending March 31, 2024, and to authorize our Board of Directors, upon the recommendation of the Audit Committee of the Board of Directors, to fix their remuneration.

Resolutions Proposed for Shareholder Approval as Special Business

Each of the resolutions proposed for approval or vote by our shareholders is shown below:

3. To consider and vote on the following non-binding, advisory resolution:

"RESOLVED THAT, the shareholders of Flex approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of SEC Regulation S-K, including the Compensation Discussion and Analysis and the compensation tables and related disclosures contained in the section of the accompanying proxy statement captioned 'Executive Compensation'."

This resolution is being proposed to shareholders as required pursuant to Section 14A of the U.S. Securities Exchange Act of 1934, as amended. The shareholders' vote on this resolution is advisory and non-binding in nature, will have no legal effect and will not be enforceable against Flex or its Board of Directors.

4. To consider and vote on the following non-binding, advisory resolution:

"RESOLVED THAT, the shareholders of Flex recommend that a non-binding, advisory vote to approve the compensation of the Company's named executive officers be put to shareholders for their consideration with one of the following three frequencies:

(a) every one year;

(b) every two years; or

(c) every three years."

This resolution is being proposed to shareholders as required pursuant to Section 14A of the U.S. Securities Exchange Act of 1934, as amended. The shareholders' vote on this resolution is advisory and non-binding in nature, will have no legal effect and will not be enforceable against Flex or its Board of Directors.

5. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT, approval be and is hereby given for the amendment and restatement of the Flex Ltd. 2017 Equity Incentive Plan, a summary of which is set out in the proxy statement for the 2023 annual general meeting and the rules of which, for the purpose of identification, have been subscribed to by the Chair of the meeting under which awards of our ordinary shares in our capital will be granted to selected eligible persons (details of which are set out in the proxy statement for the 2023 annual general meeting) which includes (but is not limited to) our employees and directors and those of our subsidiaries and affiliates, officers, members of our Board of Directors (including both employee and non-employee Directors), and consultants of the Company and our subsidiaries and affiliates."

6. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT, pursuant to the provisions of Section 161 of the Companies Act 1967, but subject otherwise to the provisions of the Companies Act 1967 and the Constitution of the Company, authority be and hereby is given to our Directors to:

(a) (i) allot and issue ordinary shares in the capital of the Company ("Ordinary Shares"); and/or

(ii) make or grant offers, agreements, options, performance shares, performance units, restricted share units, or other compensatory equity awards (each, an "Instrument" and, collectively, "Insruments") that might or would require Ordinary Shares to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issuance of warrants, debentures or other instruments convertible into Ordinary Shares),

at any time to and/or with such persons and upon such terms and conditions and for such purposes as our Directors may in their absolute discretion deem fit, and with such rights or restrictions as our Directors may think fit to impose and as are set forth in the Constitution of the Company; and

(b) (notwithstanding that the authority conferred by this resolution may have ceased to be in force) allot and issue Ordinary Shares pursuant to any Instrument made or granted by our Directors while this resolution was in force, provided that:

(i) the aggregate number of Ordinary Shares to be issued pursuant to this resolution (including Ordinary Shares to be issued pursuant to Instruments made or granted pursuant to this resolution) does not exceed 20% of the total number of issued Ordinary Shares as of the date of the passing of this resolution; and

(ii) unless revoked or varied by the Company in a general meeting, that such authority shall continue in force until the earlier of (1) the conclusion of the next annual general meeting of the Company or (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held."

7. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act 1967, the exercise by our Directors of all of our powers to purchase or otherwise acquire issued ordinary shares in the capital of the Company ("Ordinary Shares") not exceeding in aggregate the number of issued Ordinary Shares representing 20% of the total number of issued Ordinary Shares outstanding as of the date of the passing of this resolution (excluding treasury shares and any

Ordinary Shares which are held by our subsidiary(ies) under Sections 21(4B) or 21(6C) of the Companies Act 1967, as at that date) at such price or prices as may be determined by our Directors from time to time up to the maximum purchase price described in paragraph (c) below, whether by way of:

(i) market purchases on the Nasdaq Global Select Market or any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted; and/or

(ii) off-market purchases (if effected other than on the Nasdaq Global Select Market or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted) in accordance with any equal access scheme(s) as may be determined or formulated by our Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act 1967,

and otherwise in accordance with all other laws and regulations and rules of the Nasdaq Global Select Market or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted as may be applicable, be and hereby is authorized and approved generally and unconditionally;

(b) unless varied or revoked by our shareholders in a general meeting, the authority conferred on our Directors pursuant to the mandate contained in paragraph (a) above may be exercised by our Directors at any time and from time to time during the period commencing from the date of the passing of this resolution and expiring on the earlier of:

(i) the date on which the next annual general meeting of the Company is held; or

(ii) the date by which the next annual general meeting of the Company is required by law to be held;

(c) the maximum purchase price (excluding brokerage, commission, applicable goods and services tax, and other related expenses) that may be paid for an Ordinary Share purchased or acquired by the Company pursuant to the mandate contained in paragraph (a) above, shall not exceed:

(i) in the case of a market purchase of an Ordinary Share, the highest independent bid or the last independent transaction price, whichever is higher, of our Ordinary Shares quoted or reported on the Nasdaq Global Select Market or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, permitted under SEC Rule 10b-18, at the time the purchase is effected; and

(ii) in the case of an off-market purchase pursuant to an equal access scheme, at a premium of up to but not greater than 5% above the average of the closing price per Ordinary Share over the five trading days before the day on which the purchases are made; and

(d) our Directors, acting independently or individually, be and hereby are authorized to complete and do all such acts and things (including executing such documents as may be required) as such Director(s) may consider expedient or necessary to give effect to the transactions contemplated and/or authorized by this resolution."

Notes

Singapore Financial Statements

At the 2023 annual general meeting, our shareholders will have the opportunity to discuss and ask any questions that they may have regarding our Singapore audited financial statements for the fiscal year ended March 31, 2023, together with the directors' statement and auditors' report thereon, in compliance with Singapore law. Shareholder approval of our audited financial statements is not being sought by the accompanying proxy statement and will not be sought at the 2023 annual general meeting.

Eligibility to Vote at Annual General Meeting

Receipt of Notice. The Board of Directors has fixed the close of business on June 5, 2023 as the record date for determining those shareholders of the Company who are entitled to receive copies of this notice and accompanying proxy statement. However, all shareholders of record on August 2, 2023, the date of the 2023 annual general meeting, will be entitled to vote at the 2023 annual general meeting.

Quorum

Representation in person or by proxy of at least 33-1/3% of all outstanding Ordinary Shares of the Company is required to constitute a quorum to transact business at a general meeting of our shareholders.

Proxies

A shareholder entitled to attend and vote at the 2023 annual general meeting is entitled to appoint a proxy to attend and vote on the shareholder's behalf. A proxy need not also be a shareholder. **Even if you plan to attend the meeting, we encourage you to vote promptly. You may vote your shares through one of the methods described in the enclosed proxy statement. A proxy card submitted by mail must be received by Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not less than 48 hours before the time appointed for holding the 2023 annual general meeting. Please review the instructions on the proxy card and notice of availability of proxy materials regarding the submission of proxies via the Internet, which provide, among other things, for the transmission of voting instructions up until 11:59 p.m. Eastern time on the day before the meeting.** You may revoke your proxy at any time before it is voted. Registered shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Disclosure Regarding Share Purchase Mandate Funds

Only funds legally available for purchasing or acquiring our issued Ordinary Shares in accordance with our Constitution and the applicable laws of Singapore will be used by us to purchase or acquire our own issued Ordinary Shares pursuant to the proposed renewal of the Share Purchase Mandate referred to in this notice. We intend to use our internal sources of funds and/or borrowed funds to finance the purchase or acquisition of our issued Ordinary Shares. The amount of financing required for us to purchase or acquire our issued Ordinary Shares, and the impact on our financial position, cannot be ascertained as of the date of this notice, as these will depend on, among other things, the number of Ordinary Shares purchased or acquired, the price at which such Ordinary Shares are purchased or acquired, and whether the Ordinary Shares purchased or acquired are held in treasury or cancelled. Our net tangible assets and the consolidated net tangible assets of the Company and its subsidiaries will be reduced by the purchase price (including any expenses) of any Ordinary Shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that the purchase or acquisition of our Ordinary Shares in accordance with the Share Purchase Mandate would have a material impact on our financial condition and cash flows.

Personal Data Privacy

By submitting an instrument appointing a proxy or representative to attend, speak and vote at the 2023 annual general meeting and any adjournment thereof, a shareholder of the Company (i) consents to the collection, use and disclosure of the shareholder's personal data by us (or our agents or service providers) so we (or our agents or service providers) can process, administer and analyze proxies and representatives appointed for the 2023 annual general meeting (including any adjournment thereof) and prepare and compile the attendance lists, minutes and other documents relating to the 2023 annual general meeting (including any adjournment thereof), and in order for us (or our agents or service providers) to comply with any applicable laws, listing rules, take-over rules, regulations or guidelines (collectively, the "Purposes"), (ii) warrants that where the shareholder discloses the personal data of the shareholder's proxy or representative to us (or our agents or service providers), the shareholder has obtained the prior consent of such individual for the collection, use and disclosure by us (or our agents or service providers) of such personal data for the Purposes, and (iii) agrees that the shareholder will indemnify us in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the shareholder's breach of warranty.

By order of the Board of Directors,



Tay Hong Chin Regina
Company Secretary
Singapore
June 21, 2023

You should read the entire proxy statement carefully before you return your proxy card or otherwise submit your proxy appointment through electronic communications in the manner set out in the proxy statement.

Important Notice Regarding the Availability of Proxy Materials for the 2023 Annual General Meeting of Shareholders to Be Held on August 2, 2023. This notice of the annual general meeting, our proxy statement and our annual report to shareholders are available on our website at *https://investors.flex.com/financials/annual-reports/.*

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Table of Contents

Notice & Proxy Statement

Annual Report

Shareholder Info

Proxy Summary

This summary does not contain all of the information that you should consider, and you should read the complete proxy statement carefully before voting. For more complete information regarding the Company's 2023 fiscal year performance, please review the Company's 2023 Annual Report on Form 10-K. For additional information regarding voting rights and proxy solicitation, please see "Other Matters" on page 116.



Place:
12455 Research Blvd, Welcome Center, Austin, TX 78759, U.S.A.



Time and Date:
11:00 a.m., Central time
August 2, 2023



Record Date:
June 5, 2023

Voting Matters at the Annual General Meeting

Proposal	Recommendation	Page Reference
1. **Re-election of directors**	⊘ **FOR** each director nominee	42
2. **Re-appointment of Deloitte & Touche LLP**	⊘ **FOR**	52
3. **Advisory vote on executive compensation**	⊘ **FOR**	55
4. **Advisory vote on the frequency of the non-binding, advisory vote on executive compensation**	⊘ **1 YEAR**	56
5. **Approval of the amendment and restatement of the Flex Ltd. 2017 Equity Incentive Plan**	⊘ **FOR**	93
6. **General authorization to allot and issue ordinary shares**	⊘ **FOR**	102
7. **Authorization to repurchase ordinary shares**	⊘ **FOR**	104

How to Cast Your Vote

Each Ordinary Share is entitled to one vote for each director nominee and one vote for each of the other proposals. Your vote is important to us, and we encourage you to vote using one of these methods:

Vote in Person at the Meeting		If you are a beneficial holder and hold your shares through a bank, broker, or other nominee, you must request a "legal proxy" from the nominee in order to vote at the meeting. You will find instructions on how to request a "legal proxy" at www.proxyvote.com.
Vote via Internet		**at www.proxyvote.com** Follow the instructions on your Notice. If you are a beneficial holder and hold your shares through a bank, broker, or other nominee, your nominee may not permit you to vote online.
Vote by Mail		Sign and return your proxy card. If you do not have a proxy card, you can request one by contacting us at: Flex Ltd. 6201 America Center Drive San Jose, California 95002 (408) 577-4632

Business Summary

Who We Are and What We Do

Flex is the diversified manufacturing partner of choice that helps market-leading brands design, build and deliver innovative products that improve the world. Through the collective strength of a global workforce across approximately 30 countries with responsible, sustainable operations, Flex supports the entire product lifecycle with advanced manufacturing solutions and operates one of the most trusted global supply chains. The Company also provides additional value to customers through a broad array of services, including design and engineering, component services, rapid prototyping, fulfillment, and circular economy solutions. Flex supports a diverse set of industries including cloud, communications, enterprise, automotive, industrial, consumer devices, lifestyle, healthcare, and energy.

Our purpose is to make great products for our customers that create value and improve people's lives. **Our vision** is to be the most trusted global technology, supply chain and manufacturing solutions partner to improve the world, and **our mission** is to achieve our vision and fulfill our purpose. People are at the heart of everything we do. We believe in creating a work environment that empowers every team member to thrive, while prioritizing employee safety, well-being and inclusiveness. Flex continues to further a dynamic, ever-evolving culture where employees embody behaviors aligned with our values. Our values define and drive us and our Ways of Working bring our values to life through actions, provide a framework for how we make decisions and support ongoing progress on our Flex Forward strategy.

Our values and ways of working

We support each other as we strive to find a better way.

We move fast with discipline and purpose.

We do the right thing always.

Learn and adapt

Honor commitments

Respect and value others

Collaborate and share openly

Our strategy is to continue investing in areas where we can differentiate and add value, whether through engineering and design services, product technologies or developing differentiated processes and business methods. We are strengthening our abilities in software, robotics, artificial intelligence, factory automation, simulation, digital twins, and other disruptive technologies. We select ethical partners and integrate the supply chain so that our customers can operate efficiently and responsibly. We are committed to investing in our employees and communities, which includes addressing critical environmental issues.

Our three reporting business segments are as follows:

| FLEX RELIABILITY SOLUTIONS | **Automotive** next generation mobility, autonomous, connectivity, electrification, and smart technologies

Health Solutions medical devices, medical equipment, and drug delivery

Industrial capital equipment, industrial devices, renewables and grid edge | FLEX AGILITY SOLUTIONS | **Communications, Enterprise and Cloud** data infrastructure, edge infrastructure, and communications infrastructure

Lifestyle appliances, consumer packaging, floorcare, micro mobility, and audio

Consumer Devices mobile and high velocity consumer devices | NEXTRACKER[1] |

(1) On February 13, 2023, the Company's subsidiary, Nextracker Inc. ("Nextracker"), completed its initial public offering (the "IPO") of 30,590,000 shares of its Class A common stock, which included the exercise in full of the underwriters' option to purchase 3,990,000 additional shares of Nextracker Class A common stock at the public offering price of $24.00 per share, less underwriting discounts and commissions. Prior to the IPO, Nextracker was a wholly-owned indirect subsidiary of Flex. Upon the closing of the IPO, Flex beneficially owned 61.4% of the total outstanding shares of Nextracker's capital stock. We continue to consolidate and present Nextracker as a segment subsequent to the IPO.

Notice & Proxy Statement

Annual Report

Shareholder Info

Fiscal Year 2023 Highlights

During fiscal year 2023, we delivered solid results despite a volatile operating environment. This is reflective of our execution and dedication to deliver for our customers and all our stakeholders. We had another record year in Automotive bookings, multiple medical device ramps and hyper cloud wins, and strong renewables hardware growth. We effectively navigated global supply-chain disruptions while continuing to execute on our customers' regionalization needs.

We also completed the first major step in unlocking the value of our Nextracker utility-scale solar tracker business, demonstrating our willingness to optimize the value of our portfolio of assets. On February, 13, 2023, Nextracker completed its initial public offering and was met with a strong investor reception.

Sustainability Highlights (pg. 19)

We strive to make a lasting positive impact for our employees, customers and shareholders and aim to follow social and environmental practices that make our partners and shareholders proud. Our efforts have been widely recognized, garnering awards for sustainability including the Manufacturing Leadership Awards and inclusion in S&P Global's Sustainability Yearbook. Below are some highlights of our sustainability practices.

2030 Sustainability Goals	Continuing our purpose-driven journey, we made progress toward our sustainability goals through 2030 against a framework centered on our world, our people, and our approach to business practices spanning several pillars.
Commitment to Net Zero GHGs by 2040	In 2022, we announced our commitment to reach net zero greenhouse gas (GHG) emissions by 2040.
Diversity, Equity and Inclusion (DE&I)	Diversity, equity, and inclusion are key priorities and strengths at Flex and are embedded in the fabric of our culture. We continued efforts in support of our corporate goals to increase the number of employees and leaders from underrepresented groups and are focused on evolving strategies and programs to help improve representation and promote diversity across the organization. As of March 31, 2023, women represented 44% of our global employees, and underrepresented minorities represented 49% of our U.S. employees.
Flex Foundation	We partnered with nonprofit organizations, community leaders and governments to promote inclusive and sustainable economic growth, employment, and decent work for all through grants, corporate and employee donations, and volunteerism. In calendar year 2022, our Flex Foundation partnered with several organizations, including the American Red Cross, Amity Foundation, and the Hispanic Foundation of Silicon Valley, among others, and donated nearly $771,000 in grants to support well-known organizations globally, including Give2Asia and Save the Children.

Corporate Governance Highlights (pg. 26)

Flex strives for excellence in corporate governance practices, which we recognize is fundamental to maintaining the trust of our shareholders, customers, and employees. Flex's management and Board of Directors continually evaluate processes and implement procedures designed to maintain strong governance and operational standards. Below are some highlights of our corporate governance practices.

Board Structure and Independence

- Maintain a diverse and independent Board, with a highly engaged independent Chair with clearly delineated duties
- All directors are independent except for our CEO; all 3 committees fully independent
- Continuously evaluate the composition of the Board, and perform an annual review and determination of our Board leadership structure
- Purposefully nominate directors with diverse backgrounds and skillsets to best oversee the management of Flex
- Active Board refreshment: Since June 2020, five new directors have joined our diverse and deeply experienced Board; average tenure of our nominees is 5.4 years. The current slate of directors represents a balance of short-, mid- and longer-term tenures of service.
- Regular executive sessions of independent directors without management present

Board Oversight

- We regularly assess our corporate governance structure to ensure comprehensive oversight of Flex's management, practices, and operations
- Board fully engaged in Flex's strategic planning process, conducting an in-depth strategy review and overseeing progress throughout the year
- The Audit Committee oversees the integrity of the Company's financial statements, as well as management of enterprise-wide risks and legal, compliance and cybersecurity risks
- The Compensation and People Committee oversees the Company's executive compensation programs to align with long-term Company strategy and its human capital management strategy, as well as key talent metrics
- The Nominating, Governance and Public Responsibility Committee oversees the application of the Company's environmental, social and corporate governance (ESG) policies, considering such matters as human rights, social issues, climate change and environmental risks and opportunities, and continuously assesses the capabilities and independence of the Board to ensure optimal composition
- Directors have significant interaction with senior business leaders and access to other employees

Strong Corporate Governance Practices

- Annual elections for all directors
- Responsive, active and ongoing shareholder engagement. Recent topics include our ESG commitments including our diversity, equity and inclusion (DE&I) and sustainability initiatives
- Prohibit hedging and pledging transactions by executive officers and directors
- Annual Board, committee and individual director performance evaluations
- Public company board service limits: Unless approved by the Board, our directors may serve on no more than three other public company boards in addition to ours and any director who is a public company CEO may serve on no more than one other public company board in addition to ours
- Clawback policy for our executive officers
- Robust share ownership requirements for executive officers and directors
- Comprehensive director orientation and continuing education programs

Nominees to our Board of Directors (pg. 43)

Our Board believes that its composition appropriately reflects the knowledge, experience, skills, diversity, and other characteristics required to fulfill its duties. As discussed in further detail below, Marc A. Onetto is not being nominated for re-election and will be retiring from the Board pursuant to Article 94 of our Constitution, effective as of the conclusion of the 2023 annual general meeting.

The following provides information about our nominees.

Director Nominee Demographics


Board Independence
90% Independent
Independent (9)
Non-Independent (1)
Board Tenure
5.4 Average years of tenure
<3 years (4)
7-10 years (1)
3-6 years (3)
>10 years (2)
Gender Diversity
30% Female
Female (3)
Male (7)
Ethnic/Racial Diversity
30% Diverse
Diverse (3)
Non-Ethnic/Racial minorities (7)

Name and Principal Occupation	Independent	Director Since	Flex Committees			Other Public Company Boards
			Audit	NG&PR	Compensation and People	
Revathi Advaithi Chief Executive Officer, Flex Ltd.	No	2019				Uber Technologies, Inc.
Michael D. Capellas + Founder and CEO, Capellas Partners	Yes	2014		©		Cisco Systems, Inc. Elliott Opportunity II Corp. The Beauty Health Company
John D. Harris II Retired Vice President of Business Development, Raytheon Company and Chief Executive Officer, Raytheon International, Inc.	Yes	2020			●	Cisco Systems, Inc. ExxonMobil Corporation Kyndryl Holdings, Inc.
Michael E. Hurlston President and Chief Executive Officer, Synaptics Incorporated	Yes	2020	(F) ●			Synaptics Incorporated
Erin L. McSweeney Executive Vice President and Chief People Officer, UnitedHealth Group Incorporated	Yes	2020		●	©	None
Charles K. Stevens, III Retired Executive Vice President and Chief Financial Officer, General Motors Company	Yes	2018	© (F)	●		Eastman Chemical Company Masco Corporation
Maryrose T. Sylvester Retired U.S. Managing Director and U.S. Head of Electrification, ABB Ltd	Yes	2022			●	Harley-Davidson, Inc. Vontier Corporation Waste Management, Inc.
Lay Koon Tan Retired President, Chief Executive Officer and member of the Board of Directors, STATS ChipPAC Ltd.	Yes	2012	(F) ●			None
Patrick J. Ward Retired Vice President and Chief Financial Officer, Cummins Inc.	Yes	2022	(F) ●			Corteva, Inc.
William D. Watkins Retired Chief Executive Officer, Imergy Power Systems, Inc.	Yes	2009		●		Nextracker Inc. (Flex subsidiary)

+ Independent Chair of the Board
© Chair
(F) Audit Committee Financial Expert

Notice & Proxy Statement

Annual Report

Shareholder Info

Executive Compensation Highlights (pg. 57)

Our pay-for-performance compensation philosophy aims to tie actual pay delivery to performance. We believe above-target performance should be rewarded when achieved, and below-target performance should lead to reduced compensation, including zero payouts for incentive elements when performance thresholds are not met. We also believe we should deliver a significant portion of executive pay in the form of equity awards, which are directly aligned with value delivered to shareholders.

Base salaries	Certain of our named executive officers' (or NEOs') base salaries were increased for fiscal year 2023, as detailed in the CD&A. Our CEO's base salary was not increased in fiscal year 2023.
Bonus payouts	Bonus payouts were at 125% of target for all NEOs except for Mr. Hartung (President, Agility Solutions), who earned a payout of 153% of target due to 50% of his bonus being tied to the results of the Agility Solutions segment.
Incentive bonus plan ESG and individual performance modifiers	For fiscal year 2023, an ESG modifier consisting of five metrics across four sustainability pillars, as well as an individual performance modifier, were added to our incentive bonus plan. Each modifier can adjust bonus payouts +/- 10 percentage points. Our ESG performance increased NEO bonus payouts by 4 percentage points based on the level of achievement. No bonus adjustments were made for individual performance for any of the NEOs.
Long-term incentive award values	Long-term incentive award values were increased for our Chief Executive Officer, Chief Financial Officer, President, Agility Solutions, and EVP, General Counsel. These increases resulted in total target compensation being competitively positioned versus our compensation peer group.
Performance share unit (rTSR) payouts = 200%	Maximum payout of 200% was earned for the relative total shareholder return (rTSR) performance share units (PSUs) for the three-year performance cycle ending in fiscal year 2023 (PSUs vesting in June 2022), as the maximum performance level was achieved.

Sustainability

Flex's purpose is to make great products for our customers that create value and improve people's lives. Sustainability is at the core of our purpose and is embedded in our culture. We work to have a lasting positive impact in the form of value for all our stakeholders by taking an ecosystem approach to sustainability. We seek to address material issues, risks, and opportunities by conforming to internal and external standards and thoughtfully executing our social and environmental management system, programs, and initiatives.

We strive for social and environmental betterment through our robust management systems. Our sustainability system, which is modeled largely on the Responsible Business Alliance (RBA) requirements, consolidates several management systems into one, and incorporates current environmental, labor, human rights, health, safety, and ethics standards. As a founding member of the RBA, Flex is committed to modeling its requirements. Our sustainability program is aligned with international frameworks including the Global Reporting Initiative (GRI), Science Based Targets initiative (SBTi), Task Force on Climate-related Financial Disclosures (TCFD), and CDP (formerly the Carbon Disclosure Project), among others.

Through our sustainability strategy and program, we drive disciplined practices to help address the broader environmental and social challenges of our world, cultivate a workplace that enhances experiences and opportunities for our people, lead with integrity, and help accelerate a more sustainable value chain.

Sustainability Governance and Strategy

Given our commitment to sustainability, we recognize the importance of a strong foundation of sustainability governance. Our Board of Directors engages in a review of Flex's sustainability program twice annually, including our ESG efforts, and participates in an annual ESG director education session. Our Nominating, Governance and Public Responsibility Committee oversees Flex's sustainability risks and remediation efforts, such as the Company's sustainability, including environmental, social and governance, policies and programs. These policies and programs also address human rights, climate change, and risk mitigation.

 *"We strive to be the most trusted global technology, supply chain and manufacturing solutions partner. Sustainability, including ESG, is integral to making this vision a reality. Sustainability is in Flex's DNA."*

Our executive management team receives regular sustainability updates, meeting with our global sustainability program office (PMO). In addition, we have a sustainability leadership committee, a multidisciplinary group composed of global leaders throughout the Company who represent the key functional areas with responsibility for sustainability efforts, including operations, human resources, supply chain, legal, finance and facilities/EHS. This committee meets monthly to share information with team members across various functions within Flex who are directly responsible for implementing and managing sustainability initiatives in support of our commitments.



Board Level	Board of Directors						
	Nominating, Governance and Public Responsibility Committee			Audit Committee		Compensation and People Committee	
C-Suite	CEO						
Strategic Level	Executive Leadership Team						
PMO	Global Sustainability Team						
Sustainability Leadership Committee	OPS	HR	Business Units	Legal	Facilities/ EHS	Supply Chain	Finance
Operation Level	General Managers			Sustainability Site Representatives		Employees	

We endeavor to align our efforts with global sustainability organizations and initiatives, including the United Nations Global Compact, that contribute to broader calls to action and collective progress toward a healthier future. In 2021, we joined the Science Based Targets initiative, and in connection with joining such initiative, we have adopted greenhouse gas emissions reduction targets necessary to meet the Paris Agreement goals, including limiting global warming to 1.5°C above preindustrial levels. In 2022, we announced our commitment to reach net zero greenhouse gas (GHG) emissions by 2040.

2030 Sustainability Goals



Our world
Community
Environment
Our approach
Suppliers
Ethics
Customers
Governance
Our people
Labor practices
Diversity, equity and inclusion
Health and safety
ALIGN WITH UN SDGs
United Nations Sustainable Development Goals (UN SDGs) Alignment
#3 Good Health and Well-being
#8 Decent Work and Economic Growth
#12 Responsible Consumption and Production
#13 Climate Action

In calendar year 2021, continuing our purpose-driven journey, we developed and launched a comprehensive set of long-term sustainability goals that focus on key areas where we can make a measurable, direct, and positive impact. We established sustainability goals through 2030 against a framework centered on our world, our people, and our approach to business practices spanning several pillars.

We are committed to:

- Reducing our environmental impact;

- Investing in our communities;

- Advancing a safe, inclusive, and respectful work environment for all;

- Partnering with our customers and suppliers to help mitigate value chain emissions; and

- Driving ESG-focused practices with transparency.

Notable 2030 goals include:

- We commit to reduce absolute scope 1 and 2 GHG emissions 50% by 2030 from a 2019 base year(1).

- We commit to reduce total case incident rate (TCIR), a workplace health and safety metric, to below 0.2 by 2025.

- We commit that 50% of our 'Preferred Suppliers' will set their own GHG emissions reduction targets by 2025 and 100% of 'Preferred Suppliers' by 2030.

(1) The target boundary includes biogenic emissions and removals from bioenergy feedstocks.

In 2022, we announced our commitment to reach net zero greenhouse gas (GHG) emissions by 2040.

Sustainability and Our People

Our approximately 172,000 employees globally are some of the industry's best makers, problem-solvers, innovators, craftspeople, and leaders and represent a global mosaic of cultures, experiences, expertise, perspectives, and abilities. We believe that our performance is driven by our workforce, who move forward through a values-driven, high-performing, and dynamic culture underlined by integrity, collaboration, resilient ingenuity and sustainability. To maintain competitiveness and world-class capabilities, we regularly review and refine our human capital management programs, policies, and procedures to ensure that we consistently work to attract, select, develop, engage and retain strong, diverse talent. Our policies, philosophy, and strategies support the inclusion of all people in our working environment. Further, we are committed to respecting the human rights of our employees and improving their quality of life.

Human Capital Management Governance

Because our employees are central to our success as a business, the Board plays an active role in overseeing our human capital management efforts. The Compensation and People Committee of our Board is responsible for assisting the Board in discharging this oversight duty and continues to work closely with the executive management team in helping to shape our culture and focus efforts on developing formal human capital management and talent development initiatives to better support our workforce as the Company continues to evolve.

The Compensation and People Committee's oversight activities in this area include, among other aspects, receiving periodic updates (not less than twice annually) regarding, and overseeing any significant change to, our human capital management strategy including corporate culture, diversity and inclusion, pay and opportunity equity, social initiatives and results, and talent attraction, training, development and retention programs and results. Additionally, the Compensation and People Committee reviews the performance of and succession planning for our CEO and executive officers.



"By exemplifying and building on our values-driven culture, we continue to deliver value to all of our stakeholders and bring our purpose to life – making great products for our customers that create value and improve people's lives."
– Revathi Advaithi, CEO

Workplace Culture and Talent Management

Culture underlies our stakeholder experience. Our values are intended to reflect and guide our behaviors and shape our culture. We endeavor for our values-driven culture to align us as we pursue our purpose, uphold our mission, live our values, advance toward our vision, and activate our strategy.

In support of cultivating an inclusive, high-performing culture with our workforce, we continued to proliferate our "Ways of Working," four specific behaviors that bring our values to life through actions, provide a framework for how we make decisions, and support ongoing progress on our Flex Forward strategy. The purpose of these behaviors is to enable us to put our culture into practice and provide an accountability system through training and development as well as performance management systems to ensure our desired behaviors become a part of our everyday working norms.

In calendar year 2022, we refreshed our leadership competencies to provide a common language and framework for our people leaders throughout the organization as it relates to leadership expectations, behaviors and skills necessary to lead the business and our people. Building on our vision, mission, values, and Ways of Working, we use this framework to assess, hire, train, and nurture our talent to develop the skills necessary for our ongoing success. In calendar year 2022, we continued our culture initiative through rollouts of training on our Ways of Working to all sites globally. We supported our leaders globally through quarterly training and team discussions to continue to build an understanding of not only our Ways of Working but also important new leadership expectations and inclusion practices. We also continued to execute programs to embed our culture into our daily actions including employee engagement through surveys and roundtable discussions with our executive leadership, development and volunteer programs, and recognition programs.

Diversity, Equity & Inclusion

Diversity, equity, and inclusion are key priorities and strengths at Flex and are embedded in the fabric of our culture. We recognize the value of our human capital as an asset to our business. We also recognize that the sum of the individual differences, life experiences, knowledge, inventiveness, innovation, self-expression, unique capabilities, and talent that our employees invest in their work represents a significant part of our culture, enhances our reputation, contributes to our success, and serves as a competitive advantage. We embrace and encourage our employees' differences, and nurture a sense of collective pride and belonging. We strive to ensure that all Flex employees are empowered to do their best and are given opportunities to reach their full potential.

In the last year, we continued our progress on improving diversity, equity, and inclusion through employee programs. Our employee resource groups ("ERGs") work to create a community that fosters belonging, builds cultural awareness, and develops a new generation of diverse leaders at Flex by establishing a sustainable structure with executive support that challenges bias and promotes unity. With over 15,000 members, the Company maintains ERG chapters worldwide across seven identities: Asian and Pacific Islander, Black, LatinX, LGBTQ+, People with Disabilities, Women, and Veterans. In March 2023, our Women in Flex and Women in Tech ERGs merged to form EmpowHER, an ERG focused on developing and retaining women talent. Our ERGs help to create a sense of community and support retention and attraction. Each ERG has an executive sponsor and is supported by senior leaders across the Company. The Company also held cultural awareness activities throughout the year to highlight specific groups including People with DiversAbilities Awareness Weeks, Black History Month, Asian Pacific Heritage Month, PRIDE Month, LatinX Heritage Month, and Women's History Month. Our global awareness months create continuous learning opportunities and strengthen our culture of inclusion across our diverse workforce.

In calendar year 2022, we continued to offer leadership development opportunities for underrepresented communities. In partnership with McKinsey, we provided development offerings through their Management Accelerator and Executive Leadership Program to 45 Asian, 42 Black and 37 LatinX employees. We also continued to conduct SheLeads, our global leadership development program for women employees, offer leadership coaching and mentoring to over 100 gender and ethnically diverse leaders, and implement on-demand inclusion training offerings. Additionally, we provided self-service tools and training on diversity, equity, and inclusion practices to help employees build self-awareness, empathy and cultural competency, and improve diversity in recruiting. Furthermore, we leveraged external community partnerships with organizations such as Catalyst, the Business Roundtable, the National Society of Black Engineers (NSBE), and Women in Electronics to amplify our impact in recruiting and retaining diverse talent. Each of these initiatives contributes to our employees' skills, confidence, and readiness for career advancement, which improves our ability to promote from within.

As of March 31, 2023, women represented 44% of our global employees, and underrepresented minorities (those who identify as Black/African American, Hispanic/Latinx, Native American, Asian/Pacific Islander and/or two or more races) represented 49% of our U.S. employees. Approximately 20% of our executive team and approximately 22% of our leadership team (director level and above) are female. Approximately 22% of our executive team and approximately 32% of our U.S. leadership team (director level and above) are comprised of underrepresented minorities.

We continued efforts in support of our corporate goals to increase the number of employees and leaders from underrepresented groups and are focused on evolving strategies and programs to help improve representation and promote diversity across the organization. Additionally, we remain committed to parity in pay and opportunity.

Human Rights

We are committed to respecting the human rights of all people throughout our operations and in our value chain. Accordingly, the Company works to foster a culture that respects and promotes human rights. Our commitment to human rights is outlined in our Code of Business Conduct and Ethics. We have also adopted a Human Rights Policy to, among other things, create awareness and establish expectations related to legal requirements, ethical practices, and human rights. Our Human Rights Policy is aligned with the United Nations Guiding Principles on Business and Human Rights and is inclusive of rights outlined in the United Nations Universal Declaration of Human Rights to the extent those rights apply to business operations. It applies to our Company, all employees on a worldwide basis and to our value chain, including our suppliers and vendors. We have also adopted a Company statement on forced labor and human trafficking which describes our global practices to address forced labor. Additionally, we provide a Human Rights Policy micro-learning course, available in 15 languages, with the objective of highlighting this policy for new employees.

In addition to these policies, Flex is an active participant in globally recognize external initiatives, including the UN Guiding Principles on Business and Human Rights as well as the Responsible Business Alliance (or RBA), the world's largest industry coalition dedicated to corporate social responsibility in global supply chains. Through the RBA's efforts, including its Responsible Labor Initiative, we work with others across industries aimed to ensure that the rights of workers vulnerable to forced labor in global supply chains are consistently respected and promoted. Flex is also an active member of the Global Business Initiative on Human Rights. The mission of this organization is to advance human rights in a business context through cross-industry peer learning, outreach, and thought-leadership to shape policy and practice.

Talent Attraction, Development, and Retention

Talent attraction, development, and retention are critical to our success and core to our mission as a company. To support the advancement of our employees, we provide training and development programs and opportunities encouraging advancement from within while we continue to fill our team with strong and experienced external talent. We leverage both formal and informal programs, including in-person, virtual, social and self-directed learning, mentoring, coaching, and external development to identify, foster, and retain top talent. Employees have access to courses through our learning and development platform, Flex Learn. In calendar year 2022, our employees completed more than five million hours of training programs.

We are also focused on completing talent and performance reviews. Our in-depth talent reviews serve to identify high potential talent to advance in roles with greater responsibility, assess learning and development needs, and establish and refresh succession plans for critical leadership roles across the enterprise. In calendar year 2022, we updated our performance ratings to allow for more differentiation and clear performance feedback, and also integrated our values and Ways of Working into our performance assessment process. Our performance assessment process promotes transparent communication of team member performance, which we believe is a key factor in our success. The performance and the talent reviews enable ongoing assessments, reviews, and mentoring to identify career development and learning opportunities for our employees.

As a part of our efforts to improve employee experiences at Flex, we conduct the annual enterprise-wide employee engagement Flex Voice survey. Our leadership uses the results of the survey to continue developing our strengths and identify and take action on opportunities for improvement. This year, 88% of employees completed the Flex Voice survey and the results reflected increased enthusiasm and engagement.

Compensation and Benefits

Our total rewards are designed to attract, motivate, and retain employees at all levels of the Company. Our compensation philosophy is driven by the desire to attract and retain top talent, while ensuring that compensation aligns with our corporate financial objectives and the long-term interests of our shareholders. Our pay structures offer competitive salaries, bonuses, and equity awards in the countries where we operate.

In each of the countries where we have operations, our comprehensive benefit plans offer a locally competitive mix of some or all of the following: medical, dental and vision insurance, short and long-term disability, flexible spending accounts, various types of voluntary coverage, and other benefit programs. We routinely benchmark our salaries and benefits against market peers to ensure our total rewards package remains competitive.

Employee Health, Safety and Wellness

Flex is committed to providing a safe and injury-free workplace. We promote a "zero-injury" culture through health and safety management systems that implement a data-driven and risk-based approach in monitoring and reporting performance regularly. In calendar year 2022, we decreased our health and safety incident rate by 17% compared to 2021. Furthermore, as a part of our 2030 Sustainability Goals, we have committed to reducing total case incident rate to below 0.2 by 2025 and to certifying all manufacturing operations as 'RBA factory of choice' by 2025.

We provide programs and tools aimed at improving physical, mental, financial, and social well-being. Our programs give our employees access to a variety of innovative, flexible, and convenient health and wellness programs, including on-site health centers in some of our major factories.

2022 Sustainability Impact

During the 2022 calendar year, we continued our focus on ESG activities as highlighted below.

Our World: Environmental and Community Achievements

- We produced our first Task Force on Climate-related Financial Disclosures (TCFD) report in 2022.
- From 79 sites around the world, over 52,000 employees participated in our sixth annual Earth Day Challenge by planting gardens and trees, donating saplings, restoring farm and forest land, cleaning parks and community benches, clearing waste debris in rivers, reducing plastics, recycling waste and spreading awareness and education in their communities to help advance a more sustainable future.
- We completed 795 community activities around the globe.
- Approximately 16,000 of our volunteers gave over 147,000 hours back to their local communities.[1]
- 100% of our major sites (sites with 1,000 or more employees) partnered with local non-governmental organizations in 2022.
  (1) Number of volunteers are counted as participants of volunteering activities throughout the year (may include repeated employees).

Our People: Employee Health and Safety and DE&I Achievements

- We remain committed to fostering a safe, ethical, and inclusive work environment for all employees.
- We engaged our employees and received their feedback through coffee talks and town halls, lunch and learn sessions, management workshops, leadership skills trainings, recognition programs and annual surveys, and continue to undertake such employee engagement.
- For more than 10 years, we have supported our employees with access to life-long learning through our employee scholarship program. Depending on the specifics of a site and the employee program, we provide full or partial funding for our employees to receive external education and fulfill credentials including technical certifications, undergraduate and graduate degrees.
- We ensure all of our sites have a health and safety management system, which we verify through audits, which follow RBA methodology and are performed by our EHS team. Additionally, all sites are required to convene committees to address safety issues and concerns and we undertake targeted respect and dignity audits of high-risk sites.
- In calendar year 2022, we decreased our health and safety incident rate by 17% compared to 2021.
- We participate in RBA Task Forces on the UN Guiding Principles, Trafficking and Forced Labor, Transparency, and Environmental Compliance, which set guidelines for working hours and conditions for employees.
- During our global People with DiversAbilities Awareness Weeks, approximately 28,000 employees participated in over 200 initiatives in several countries.
- In partnership with McKinsey, we continued to offer leadership development opportunities through their Management Accelerator and Executive Leadership Program to 45 Asian, 42 Black, and 37 LatinX employees.
- We continued SheLeads, our global leadership development program for women employees, offered leadership coaching and mentoring to over 100 gender and ethnically diverse leaders, and continued to implement on-demand inclusion training offerings.
- We partnered with organizations such as the Business Roundtable, Catalyst, Women in Electronics, and NSBE to amplify our impact in recruiting and retaining diverse talent.
- We continued our progress on improving diversity, equity and inclusion through our seven employee resource groups (ERGs) designed to create a community that fosters a sense of belonging, builds cultural awareness, and supports talent retention and attraction. With over 15,000 members, our ERGs held several cultural awareness activities throughout the past year to highlight specific groups including People with Diversabilities Awareness Weeks, Black History Month, Asian Pacific Heritage Month, PRIDE Month, LatinX Heritage Month, and Women's History Month.

Our Approach: Ethics, Supply Chain, Governance, and Partner Achievements

- We provide a number of ways for employees and partners to voice concerns and receive assistance, from our Ethics Hotline and Web Portal to our open door policy, through which we can provide guidance and prioritize the investigation and remediation of ethics and compliance issues that arise.
- Participation in our supplier due diligence assessment increased by 11.45% compared to the previous year, totaling 2,696 completed social and environmental assessments.
- We screened 100% of our new global suppliers using social and environmental criteria in calendar year 2022.
- Since 2017, we have screened 8,101 suppliers, using a tool provided by the RBA that integrates global risk analytics.
- We made progress on our goal to partner with our customers and suppliers to reduce greenhouse gas emissions (GHG) through their own emissions reduction targets. In 2022, 35% of our preferred suppliers set their own GHG reduction targets.
- Flex was named one of the 2023 World's Most Ethical Companies® by the Ethisphere Institute.

Sustainability Partnerships and Recognition

In addition to being a founding member of the RBA, we are also a member of the Responsible Minerals Initiative, Global Business Initiative on Human Rights, GRI Community, the Business for Social Responsibility Network, the Business Ethics Leadership Alliance by Ethisphere Company, the UN Global Compact Network, the Boston College Center for Corporate Citizenship, the Ellen MacArthur Foundation, and the Supplier Ethical Data Exchange. Flex has continued our commitment to the World Business Council for Sustainable Development Pledge for access to safe water, sanitation, and hygiene (WASH). Additionally, our CEO is a member of the Business Roundtable ("BRT") and has signed the BRT Statement on the Purpose of a Corporation, which declares that corporations have a role beyond meeting investors' financial expectations. Finally, our CEO is a member of the World Economic Forum's Alliance of CEO Climate Leaders and The Valuable 500, a global business collective comprised of CEOs and their companies committed to disability inclusion.

Our commitment to sustainability has earned us positive feedback from shareholders and recognition from some of the most prestigious sustainability ratings agencies.



Flex Sustainability Rankings 2022

- From CDP, Flex received an A- in Climate Change for the fourth consecutive year, an A in Water Security for the third consecutive year, and an A in Supplier Engagement for the second consecutive year
- As a UN Global Compact (UNGC) member, Flex contributed at an 'advanced' level of participation for the third consecutive year
- Flex maintained an AA rating from MSCI for the second consecutive year
- For the seventh consecutive year, Flex is a constituent of Financial Times Stock Exchange-Russell Group's FTSE4Good Index, receiving a score of 4.2 out of 5
- Flex was included in S&P Global's Sustainability Yearbook for the fourth consecutive year

Further information regarding our sustainability program and achievements, including demographic data, can be found in our annual sustainability reports at flex.com/company/sustainability. The information on our website and in the sustainability reports is not a part of this proxy statement and is not incorporated by reference.

Notice & Proxy Statement

Annual Report

Shareholder Info

Corporate Governance

We are proud of Flex's legacy of corporate governance throughout the past 50+ years. We continually build on that legacy with ethical business oversight, robust risk management, and pay-for-performance compensation programs in order to ensure accountability to our shareholders, customers, employees, and communities.

Board of Directors

Our Board of Directors oversees and provides policy guidance on our strategic and business planning processes, oversees the conduct of our business by senior management, and is principally responsible for the succession planning for our key executives, including our Chief Executive Officer. We strive to maintain optimal board composition to ensure diverse, insightful and dedicated oversight of our vision, purpose, and mission.

Board Leadership Structure

Our governance policies provide the Board with flexibility to select the appropriate leadership structure for Flex at any given time, and do not preclude the CEO from also serving as Chair of the Board.

Our Board annually evaluates its leadership structure. In doing so, our Board considers the skills, experiences and qualifications of our then-serving directors, the evolving needs of our business, and the functioning of our leadership structure. During the Board's recent evaluation, upon the recommendation of the Nominating, Governance and Public Responsibility Committee, the Board concluded that the most effective leadership structure for Flex at the present time is for the roles of CEO and Chair of the Board to be separated, and for the Chair of the Board to be an independent director. Currently our Board of Directors believes that having an independent Chair ensures a greater role for the independent directors in carrying out their oversight duties, and also provides the continuity of leadership necessary for the Board to fulfill its responsibilities.

Ms. Advaithi has served as our Chief Executive Officer and a member of our Board of Directors since February 11, 2019. The Board appointed Mr. Capellas, an independent director, as Chair of the Board in 2017. The following chart demonstrates how the Company has separated these two leadership roles.



Michael D. Capellas
Chair of the Board

- Oversees CEO succession
- Oversees the Board evaluation process
- Calls meetings of the Board and independent directors and presides at all Board meetings and executive sessions of the directors
- Provides management with feedback regarding the information that is necessary for the independent directors to effectively and responsibly perform their duties
- Acts as a liaison between the independent directors and the CEO on sensitive/critical issues



Revathi Advaithi
Chief Executive Officer

- Sets strategic direction for the Company
- Provides day-to-day leadership over Company operations
- Focuses on execution of business strategy, growth and development
- Guides senior management through the implementation of our strategic initiatives
- Sets the tone-at-the-top for company culture
- Develops and oversees enterprise-wide initiatives

Meeting Attendance and Executive Sessions

Each of our directors is committed to providing prudent oversight of our business through regularly scheduled meetings, special meetings, ad hoc conversations, and time spent with management. In fiscal year 2023, our Board of Directors held a total of 10 meetings, and our Board committees held a collective total of 23 meetings. We have a rigorous attendance tracking program and recorded an average attendance rate of 98.6% (with every director attending over 75% of the Board and applicable committee meetings held during their period of service in fiscal year 2023).

All directors are encouraged to attend the annual general meeting, but attendance is not required. Every director who was standing for re-election at the 2022 annual general meeting was in attendance.

Our independent directors generally meet in executive sessions at each regularly scheduled Board meeting without management present in order to promote discussion and consideration of such matters as our independent directors deem appropriate. During fiscal year 2023, our independent directors met in executive session at each regularly scheduled Board meeting.

Director Independence

As required by the listing standards of The Nasdaq Stock Market LLC ("Nasdaq"), a majority of the members of our Board must qualify as "independent," as affirmatively determined by our Board. Flex's director independence guidelines incorporate the definition of "independence" adopted by Nasdaq. Using these guidelines, our Board has determined that each of the Company's directors, other than Ms. Advaithi, is independent. Ms. Jennifer Li and Dr. Willy C. Shih, Ph.D. were each determined to be independent during the period that they served as a director. This means that the directors designated as "independent" do not have any business or family relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director or has any otherwise disqualifying relationship.

In making the independence determinations, the Board and the Nominating, Governance and Public Responsibility Committee considered certain transactions, relationships, and arrangements involving some of the directors and concluded that such transactions, relationships, and arrangements did not impair the independence of the director. In particular, the following relationships were considered:

Mr. Hurlston is the President and Chief Executive Officer and a member of the board of directors of Synaptics Incorporated ("Synaptics"). Flex purchased goods and services from Synaptics on an arms'-length basis in the ordinary course of its business during fiscal year 2023. In each of the last three fiscal years, the amount that Flex paid to Synaptics did not exceed the greater of $200,000 or 5% of either company's consolidated gross revenues for that year. Moreover, in each of the last three fiscal years, the amount that Flex paid to Synaptics did not exceed 1% of either company's consolidated gross revenues for that year.

In addition to the above, Messrs. Capellas, Harris, Stevens, and Watkins and Ms. Li served as non-employee directors of other companies with respect to which Flex purchased or sold goods and services on an arms'-length basis in the ordinary course of its business during fiscal year 2023, including ABB Ltd, Avaya Holdings Corp., Cisco Systems, Inc., Eastman Chemical Company, KONE Oyj, Masco Corporation, and Flex subsidiary Nextracker Inc.

Director Selection and Board Refreshment

Our Board, led by the Nominating, Governance and Public Responsibility Committee, regularly considers Board succession and refreshment, and also considers at least annually the skills needed on our Board as our business evolves, and strives to achieve a balance and diversity of knowledge, experience, and capabilities on our Board and to ensure that our Board has the benefit of a variety of skills derived from our directors' business and professional experiences. To that end, the Nominating, Governance and Public Responsibility Committee engages in Board succession planning by assessing the need to adjust the size of the Board or supplement the Board's expertise in a substantive area, and by determining whether prospective nominees have relevant skills and experience. For more information on specific qualities and skills we look for in potential directors, see Proposal 1, which begins on page 42.

Our Board does not have a policy to impose term limits or a mandatory retirement age for directors because such a policy may deprive the Board of the service of directors who have developed, through valuable experience over time, an increased insight into the Company and its operations. The Board believes that its regular consideration of Board succession and refreshment, and its annual evaluation process for deciding whether to re-nominate individuals for election, are currently more effective means of ensuring board refreshment and renewal, while also allowing for continuity of service.

The Board seeks to balance the deep Company and industry knowledge that comes from longer-serving directors with fresh ideas and perspectives brought by newer directors. Accordingly, Flex has maintained a deliberate mix of newer- and longer-tenured directors on the Board. Since June 2020, five new directors have joined our Board, three of whom are either women or racially or ethnically diverse, and each of whom have different backgrounds and experiences to further enhance the oversight of Flex's strategic goals and initiatives and contribute to the expansion of the Board's knowledge and capabilities. The average tenure of the director nominees, under six years, reflects an appropriate balance between different perspectives brought by newer- and longer-serving directors.

2020   **3** new directors added
John D. Harris II
Michael E. Hurlston
Erin L. McSweeney

2022   **2** new directors added
Maryrose T. Sylvester
Patrick J. Ward

As part of its continuous review of our Board composition, the Nominating, Governance and Public Responsibility Committee decided that our Board would benefit from a broader array of perspectives and skills and engaged a third-party search firm to assist it in identifying and assessing potential director candidates. In September 2022, the Board appointed a new independent director, Ms. Maryrose T. Sylvester. Ms. Sylvester was identified as a potential candidate by the third-party search firm. The addition of Ms. Sylvester brings to our Board significant experience transforming industrial businesses and extensive expertise in delivering technology-enabled and energy-efficient sustainable solutions. Ms. Sylvester is being nominated by the Board for re-election by our shareholders at our 2023 annual general meeting.

The Nominating, Governance and Public Responsibility Committee generally recruits, evaluates, and recommends nominees for our Board based upon recommendations from our directors and management. From time to time, we retain an independent, third-party search firm to help identify potential candidates. The Nominating, Governance and Public Responsibility Committee will consider recommendations submitted by shareholders and will evaluate such prospective nominees using the same standards that are applicable for all Board candidates. Shareholders can recommend qualified candidates for our Board by contacting our company secretary at Flex Ltd., 2 Changi South Lane, Singapore 486123. Submissions for individuals who meet the criteria outlined above will be forwarded to the Nominating, Governance and Public Responsibility Committee for review and consideration. Shareholder recommendations for our 2024 annual general meeting should be made before February 21, 2024 to ensure adequate time for meaningful consideration. We did not receive any such recommendations from our shareholders for the 2023 annual general meeting.


Source Candidate Pool from
Independent Search Firm
Shareholders
Directors
Management
In-Depth Review by the Committee
Consider skills matrix
Screen qualifications
Consider diversity
Review independence and potential conflicts
Meet with directors
Recommend Selected Candidate for Appointment to Our Board
Review by Full Board
Nominate Director

Board Diversity

Our Board believes that a wide range of viewpoints is critical to effective board deliberations, corporate governance and oversight. The Nominating, Governance and Public Responsibility Committee assesses board diversity through periodic board composition evaluations.

The general attributes we expect all directors to have are high professional and personal ethics and values, an understanding of the Company's business and industry, advanced education, broad-based business acumen, and the ability to think strategically. These meaningful skills and experiences are just one aspect of diversity that the Board highly values. When reviewing potential board nominees, the Nominating, Governance and Public Responsibility Committee considers the holistic diversity of the Board, including gender, race, ethnicity, age, and cultural background.

While the Company does not specify minimum criteria for candidates or establish specific goals with respect to diversity, the Board's overall diversity is a significant consideration in the director nomination process and is assessed annually when the Board evaluates its overall effectiveness. Our Guidelines with Regard to Certain Governance Matters ("Governance Guidelines") and the charter of our Nominating, Governance and Public Responsibility Committee provide that the Company and the Nominating, Governance and Public Responsibility Committee are committed to actively seeking highly-qualified candidates that contribute to the diversity of background of our Board (including diversity of gender, age, race, ethnicity and cultural background) for consideration when the Board undertakes director searches. As part of the search process for each new director, the Nominating, Governance and Public Responsibility Committee seeks to include women and racially/ethnically diverse individuals in the pool of candidates. When retaining a recruitment firm to assist with identifying and evaluating potential director candidates, the Nominating, Governance and Public Responsibility Committee sets clear expectations that candidate slates should include women and racially/ethnically diverse candidates in addition to other characteristics, which both supplement and complement the existing Board.

This commitment to diversity is evidenced in the backgrounds, skills, and qualifications of our director nominees, some of which is highlighted below, as well as the diversity of our executives, starting with our CEO, Revathi Advaithi who was selected by the Board to lead Flex in 2019, and the diverse senior management team that reports to her.

- All but one of the Company's director nominees (i.e., Ms. Advaithi) are independent, and all have a broad range of experience in varying fields and industries
- 30% of the director nominees are women, and 30% are ethnically/racially diverse
- 80% of the director nominees hold or have held directorships at other U.S. public companies
- 70% of the director nominees have served as chief executive officers

Director Commitments

In identifying candidates to serve on the Board and in evaluating whether to recommend the re-election of existing directors, the Nominating, Governance and Public Responsibility Committee considers whether a candidate or a director demonstrates a willingness to commit sufficient time to serving on our Board. In doing so, our directors' outside commitments, including their service on other public company boards and leadership roles on those boards, is considered.

Our Board recognizes "overboarding" concerns, is regularly updated on the public company board service limit policies of our largest shareholders, and recently formalized its policy limiting other board service in the Company's Governance Guidelines. Under our policy, absent special Board approval, our directors may not serve on more than three other public company boards in addition to our Board and a director who is the CEO of a public company may not serve on the board of more than one other public company. Our Board believes that this policy strikes the right balance in being able to attract exceptional director candidates while ensuring that these candidates have the necessary time to devote to our Board.

Each director is in compliance with the Company's limits on other board service policy.

In addition to these limitations, before accepting an invitation to serve on the board of any entity, each director is expected to notify the Company and permit a reasonable time for review by the Nominating, Governance and Public Responsibility Committee and the Board following which appropriate action would be taken.

Board's Role in Risk Oversight

Flex's enterprise risk management process is designed to identify risks that could affect our ability to achieve business goals and strategies, to assess the likelihood and potential impact of significant risks to the Company's business, and to prioritize risk control and mitigation. Risk management oversight is an essential Board responsibility. Our Board's role in risk oversight involves both the full Board and each of its standing committees. The Board as a group is regularly updated on specific risks in the course of its review of corporate strategy and business plans, and as part of regular reports to the Board by its standing committees. The Board believes that Flex's leadership structure, with an independent Chair, supports the Board's risk oversight function by ensuring a strong role for the independent directors.

Board of Directors

Primary responsibility for risk oversight, and assigns specific oversight duties to the committees of the Board.
Oversees management's systems for identifying and mitigating risks



Audit Committee

- Reviews the Company's policies and practices with respect to risk assessment and risk management.
- Discusses with management the Company's major risk exposures across various time horizons and the steps taken to monitor and mitigate such exposures.
- Regularly reviews our cybersecurity programs and policies and oversees other risks relating to our information controls and security.
- Oversees major financial risk exposures, as well as major capital structure, operational, compliance, reputational, and strategic risks, including steps to monitor, manage and mitigate those risks.
- Regularly reviews select legal and regulatory matters and Company compliance policies and programs.



Nominating, Governance and Public Responsibility Committee

- Oversees corporate governance policies and procedures and reviews risks associated with our corporate governance framework.
- Regularly reviews Flex's sustainability program including the application of social and environmental policies and procedures. Assesses and oversees ESG risks, including corporate governance and climate change risks.
- Continuously assesses the capabilities and independence of the Board to ensure optimal composition.
- Oversees Board communications and engagement with shareholders.



Compensation and People Committee

- Oversees executive compensation, administration of our equity plans, CEO succession planning and employee compensation structure.
- Monitors and oversees the Company's human capital management strategy, including corporate culture, diversity and inclusion, pay and opportunity equity, social initiatives and results, and talent attraction, training, development, and retention initiatives. Includes periodic updates, not less than twice annually.
- Regularly reviews our compensation practices with a view to assessing associated risks. See "Compensation Risk Assessment."
- Reviews conflicts of interest involving advisors to the Compensation and People Committee.

Management

The following members of our executive and management teams regularly report on the Company's risk management policies and practices to relevant Board committees and to the full Board:

Chief Financial Officer	Chief Accounting Officer	General Counsel
Chief Ethics and Compliance Officer	Chief Human Resources Officer	Chief Information Officer
Chief Information Security Officer	Head of Internal Audit	Head of Sustainability

Flex has a resiliency framework that includes crisis management, cybersecurity and information technology, disaster recovery and business continuity planning. Combined, these programs form a readiness umbrella for crisis situations designed to meet the needs of our Company. Every crisis is situational, and the framework we have adopted is adaptable. Our Board of Directors is regularly informed by our resiliency advisory, crisis management, and executive leadership teams and remains actively engaged in identifying, monitoring, and mitigating the risks to Flex's stakeholders that arise from time to time. Outside advisors are consulted and brief our Board from time to time as part of this resiliency framework. Our Board and each of its Committees are empowered to engage at any time with outside advisors to the extent deemed appropriate related to risk oversight.

Our Audit Committee regularly reviews and discusses with management significant business, operational and reporting risks and assesses the steps management is taking to control these risks, including specific critical risks identified by our enterprise risk management program. Our Audit Committee also receives quarterly updates from our Chief Ethics and Compliance Officer ("CECO") regarding legal and compliance matters including reports about the receipt and resolution of employee or other concerns raised regarding financial reporting and other compliance matters.

In addition to the general oversight of the Company's risks, during fiscal year 2023 the Board in particular continued its oversight of the risks presented by supply chain disruptions, cybersecurity concerns, as well as ESG matters, as described further below.

Supply Chain Risk Oversight

Flex's supply chain is critical to our ability to successfully design, manufacture and deliver products and solutions to our customers worldwide. The COVID-19 pandemic, and emergence from the pandemic, has impacted supply chain stability. During fiscal year 2023, the Board received regular updates concerning supply chain interruptions and component shortages, and our supply chain resilience as we exited the COVID-19 pandemic.

ESG Oversight

As discussed above, we recognize the importance of a strong foundation of sustainability governance. Our Nominating, Governance and Public Responsibility Committee has primary responsibility for shaping and overseeing the Company's corporate governance, including our corporate responsibility and sustainability policies and programs, considering such matters as human rights, social issues, and environmental risks and opportunities.

The Nominating, Governance and Public Responsibility Committee receives regular reports from Company management who review both recent activity and the Company's long-term sustainability strategies. Additionally, the committee reviews the Company's annual sustainability report, and regularly reviews and assesses current and emerging ESG issues, trends, regulatory developments, and best practices. Our Board engages in a bi-annual review of the Company's sustainability program, which includes updates on our ESG efforts, and participates in an annual ESG director education session. In addition, our Compensation and People Committee also periodically reviews Flex's human capital management strategy, including corporate culture, diversity, equity and inclusion initiatives and high-level talent attraction, retention and training programs.

Cybersecurity Oversight

We recognize that cyber risks are enterprise-wide issues for the Board to oversee. Our Audit Committee has primary responsibility for overseeing risks associated with our information technology, including cybersecurity. This includes reviewing the Company's risk profile and plans to improve its cybersecurity posture and responses to data breaches, as well as reviewing annually the adequacy and effectiveness of the Company's information and technology security policies and the internal controls regarding information and technology security and cybersecurity.

Our cybersecurity program is led by our Chief Information Security Officer and includes protocols for preventing, detecting, addressing, and responding to cybersecurity incidents. Our program includes business continuity, disaster recovery planning and testing, and security vulnerability assessments. As part of our information security training program, we provide annual cybersecurity awareness training to equip our employees with information they need to understand the dangers of social engineering, detect potential attacks, and take appropriate actions to protect our business with security best practices. From time to time, we engage independent security firms to assess, audit, and certify components of our cybersecurity program. Our global information security management program is ISO 27001:2013 certified.

Our Audit Committee receives regular reports (at least quarterly) from our Chief Information Officer and Chief Information Security Officer who review both quarterly activity and long-term cybersecurity strategies of the Company, as well as general cybersecurity trends for possible impact on the Company. In addition, our Board reviews these topics twice annually, receiving reports from our Chief Information Officer and Chief Information Security Officer at these sessions. Should a material cyber incident rise to the level of a corporate crisis, consistent with the Company's crisis response protocols, the Board would be engaged.

Board's Role in Succession Planning

The responsibilities of our Board, with the assistance of the Compensation and People Committee, include periodically reviewing and assessing succession plans for the Chief Executive Officer position and for other executive officers in order to ensure that Flex continues to have the talent we need to successfully develop and execute our strategy and conduct our business. Our Board has a long-term and continuing program for effective senior leadership development and active succession oversight.

On at least an annual basis, the Board, with the assistance of the Compensation and People Committee, performs this review and assessment which includes strengths, opportunities, and information regarding diversity. In another Board meeting, the Board also discusses development and retention of executive talent. Directors become familiar with potential successors for key executive positions through various means, including regular organization and talent reviews, presentations to the Board, and formal and informal meetings.

Board Evaluation Process

Our Board continually seeks to improve its performance, and self-evaluations are an annual undertaking at Flex. A comprehensive self-evaluation framework allows the Board to assess its performance and practices and identify areas for growth and improvement, and is critical to maintaining optimal Board effectiveness.

Our Nominating, Governance and Public Responsibility Committee oversees the formal annual evaluation process. Each year, the Nominating, Governance and Public Responsibility Committee determines the substance and structure of the evaluation for the Board, the Board committees, and each individual director based on prevailing corporate governance practices. Our Board periodically engages an independent third-party evaluation firm to augment the Board's annual evaluation process. We believe that this continuous feedback cycle, along with our formal annual evaluation process, contributes to the overall functioning and ongoing effectiveness of our Board.

Our annual Board evaluations cover several areas, including the following:

- Board, committee and individual director overall performance and effectiveness
- Board and committee structure and processes, including leadership structure
- Board and committee composition, including in terms of skills, diversity, experience and other relevant characteristics for the company
- Quality of Board and committee discussions and balance between presentations and discussion
- Board member access to the Chair of the Board, CEO and other members of Company management

- Quality and clarity of materials presented to directors
- Satisfaction with communication between meetings
- Satisfaction with Board and committee meeting frequency and length, meeting agendas and meeting content
- View on new director orientation and director continuing education, and how they might be improved
- View on Board and committee evaluation process itself, and how it might be improved

Below is a summary of our Board evaluation process:



Plan Evaluations

- The Nominating, Governance and Public Responsibility Committee determines the substance and structure of the evaluation for the Board, each committee, and each individual director based on considerations of recent corporate governance and best practices. Evaluation questionnaires are prepared, reviewed by the Nominating, Governance and Public Responsibility Committee, and finalized. The questionnaires include open-ended questions and promote candid commentary. External corporate governance legal counsel participated in the review of the questionnaires and the Board and committee self-evaluation discussions for the fiscal year 2023 evaluation.

Conduct Evaluations

- The questionnaires are distributed. Additionally, our Board Chair conducts one-on-one interviews with committee chairs and individual directors. The Board and committees then have self-evaluation discussions in executive session with internal and external legal counsel. Directors have the option to be interviewed by external legal counsel or in a private session.

Review and Implement Feedback

- Our Board Chair leads an open discussion of the Board and committee evaluation results at the Board level. Separately, each committee chair leads a discussion of the applicable committee evaluation at each committee meeting and reports on their discussions to the full Board. Directors have the option for external legal counsel to participate in and/or lead these discussions. Using the results as a guide, the discussion includes possible focus areas and proposed actions, following which they are communicated to the Company's management, as appropriate.

Based on director feedback received over the last several years through this evaluation process and through less formal channels, including feedback provided by directors at meetings, management has adjusted the content and style of its written materials and oral presentations for Board and committee meetings, and enhanced Board and committee oversight topics and the frequency of reviews.

Board Committees

Our Board has three standing committees: Audit, Compensation and People, and Nominating, Governance and Public Responsibility. The directors who serve on each of these committees have in-depth and relevant experience, knowledge and expertise. In addition, all three standing committees are composed entirely of independent directors, including, for the Audit and Compensation and People Committees, directors who meet the heightened independence requirements prescribed by the SEC and Nasdaq for members of such committees. Our Board has adopted, and annually reviews, a charter for each standing committee. All three charters are available on our website under "Investor Relations—Governance." All committees regularly meet in executive session without members of management present. Each committee has the authority to engage outside advisors and counsel to the extent it considers appropriate to assist the committee in its work. From time to time or as necessary, our Board also forms special committees to provide oversight and/or review of specific matters.

Audit Committee

COMMITTEE HIGHLIGHTS	10 meetings in fiscal 2023 **Attendance** **100**%	Members • **Charles K. Stevens, III (Chair)** • Michael E. Hurlston • Lay Koon Tan • Patrick J. Ward	Independence Each member of the committee is independent and financially literate.	Audit Committee Financial Expert Our Board has determined that Messrs. Stevens, Hurlston, Tan and Ward qualify as "audit committee financial experts" as defined in SEC rules.

Purpose

To assist the Board in overseeing Flex's financial statements, accounting and financial reporting processes and systems of internal control, independent auditors, capital structure and financial risk, cybersecurity, and compliance with legal and regulatory requirements.

Key Responsibilities

- **Facilitate Communication:** Coordinate and facilitate communication regarding our financial statements and accounting and financial reporting processes and systems of internal control among our independent auditors, our financial and senior management and our Board.

- **Auditor Appointment & Pre-Approval of Audit Services:** Select, appoint and determine the compensation of our independent auditors.

- **Enterprise-Wide Risk Management, Legal, Ethical and Regulatory Compliance:** Regularly review and guide management's identification, monitoring, and mitigation of enterprise-wide risks. Regularly review select legal and regulatory matters and Company compliance policies and programs. Annually review the performance of the Chief Ethics and Compliance Officer (CECO) and the Head of Internal Audit. The committee has authority to appoint or remove the CECO and/or the Head of Internal Audit.

- **Cybersecurity:** Regularly review (at least quarterly) our cybersecurity programs and policies and oversee other risks relating to the Company's information controls and security. This includes reviewing the Company's plans to mitigate cybersecurity risks and to respond to data breaches, and reviewing annually the adequacy and effectiveness of the Company's information and technology security policies and the internal controls regarding information and technology security and cybersecurity.

Notice & Proxy Statement

Annual Report

Shareholder Info

Compensation and People Committee

COMMITTEE HIGHLIGHTS	**6 meetings in fiscal 2023** **Attendance** **100%**	**Members** • **Erin L. McSweeney (Chair)** • John D. Harris II • Marc A. Onetto* • Maryrose T. Sylvester	**Independence** Each member of the committee is independent.

Purpose

To assist the Board in overseeing Flex's compensation and succession of executive officers, administer equity plans, and direct our global human capital management strategy.

Key Responsibilities

- **Executive Compensation:** Review and recommend to the Board the compensation of the Company's CEO and the other executive officers.
- **CEO Succession:** Assist the Board of Directors in succession planning for our CEO and other executive officers.
- **Equity Compensation:** Administer our equity compensation plans, including the granting of our incentive, equity-based compensation awards.
- **Human Capital Management Strategy:** Oversee the Company's global human capital management strategy, including corporate culture, diversity and inclusion, pay and opportunity equity, social initiatives and results, and talent attraction, training, development, and retention programs and results. Includes periodic updates, not less than twice annually.

Delegation of Authority

When appropriate, our Compensation and People Committee may form and delegate authority to subcommittees. In addition, the Compensation and People Committee may delegate to our Chief Executive Officer its authority to grant equity awards to employees who are not directors, executive officers, or other senior level employees who report directly to the Chief Executive Officer.

Compensation and People Committee Interlocks and Insider Participation

No member of the Compensation and People Committee has ever served as an officer of Flex. None of our directors has an interlocking or other relationship with another board or compensation committee that would require disclosure under Item 407(e)(4) of SEC Regulation S-K.

* As discussed above, Mr. Onetto is not being nominated by the Board for re-election and will be retiring from the Board effective as of the conclusion of the 2023 annual general meeting.

Nominating, Governance and Public Responsibility Committee

COMMITTEE HIGHLIGHTS	**7 meetings in fiscal 2023** **Attendance** **96%**	**Members** • **Michael D. Capellas (Chair)** • Erin L. McSweeney • Charles K. Stevens, III • William D. Watkins	**Independence** Each member of the committee is independent.

Purpose

To assist the Board in overseeing Flex's board composition, shareholder communications, and environmental, social, and corporate governance policies and procedures.

Key Responsibilities

- **Board Performance, Composition and Compensation:** Regularly review the composition and performance of the Board and its committees and make recommendations to the Board regarding Board and committee membership. Review and make recommendations to the Board regarding the compensation of non-employee directors for Board and committee service.
- **Director Nominations:** Identify, recruit, evaluate, and recommend to the Board individuals for appointment or election to serve as directors consistent with criteria approved by the Board. In doing so, the committee considers the holistic diversity of the Board, including experience, business acumen, gender, race, ethnicity, age, and cultural background.
- **Environmental, Social, and Corporate Governance Policies:** Shape and oversee our corporate governance, including the Company's corporate responsibility and sustainability policies and programs, considering such matters as human rights, social issues, climate change, and environmental risks and opportunities. Regularly review and assess current and emerging environmental, social, and corporate governance issues, trends, regulatory developments, and best practices. Review the Company's annual sustainability report.
- **Shareholder Communications:** Oversee Board communications and engagement with shareholders.

Director Orientation and Continuous Education

Flex is a complex company operating in an ever-changing, multi-national geopolitical landscape. To ensure our directors stay abreast of the new and changing risks we face, we offer our directors comprehensive orientation and continuing education programs.

The key objectives of our programs are to:

- ✓ Allow directors to be well-informed and to expand their knowledge of trends and issues relevant to Flex's business and their role
- ✓ Keep directors current on leading and next-level boardroom practices
- ✓ Support directors in performing their oversight duties
- ✓ Promote a deep understanding of emerging issues affecting our business so they can engage management in knowledge-based discussions about associated opportunities, risks, and challenges
- ✓ Strengthen any weaknesses of individual board members
- ✓ Update directors' knowledge about corporate governance issues, compliance matters and industry trends

New Director Orientation

When a new director joins the Board, we conduct an orientation program that includes, among other things, a review of the Company's purpose, business strategy and operations, technology and information security, sustainability/ESG, financial condition, legal and regulatory framework and other relevant topics. New directors speak or meet directly with members of the executive team and other key employees to better understand our business and operations.

Director Continuing Education

We support current directors in their ongoing learning by offering continuing education opportunities. Each year, the Nominating, Governance and Public Responsibility Committee designs the structure and substance of the annual director continuing education program. The program may include presentations by thought leaders and industry experts, formal education sessions, meetings with management subject matter experts, participation in industry forums, and site visits. As part of our program, our directors regularly attend "deep dives" on current topics of interest.

In fiscal year 2023, director education topics included:

- ✓ Deep dive sessions covering topics such as supply chain disruptions and component shortages and geopolitical matters involving China and the Russia-Ukraine conflict
- ✓ Corporate governance best practices, trends and regulatory developments
- ✓ ESG trends, including investor views on ESG, and board and management roles and responsibilities with regard to ESG governance and disclosures
- ✓ Talent management, organizational health, and diversity, equity and inclusion
- ✓ Cybersecurity and information systems risks and governance and key developments

We also encourage our directors to participate in appropriate educational programs offered by organizations outside of the Company, such as shareholder advisory firms, accounting firms, corporate governance trade organizations, law firms, and universities, to assist our directors in maintaining their expertise in areas related to the work of the Board and the directors' committee assignments. The Company reimburses directors for all reasonable fees and expenses associated with attending such programs, up to $10,000 per director in any fiscal year.

Notice & Proxy Statement

Annual Report

Shareholder Info

Stakeholder Engagement and Outreach

We believe that a robust stakeholder outreach program is an essential component of maintaining our strong corporate governance practices. Ongoing communication with our stakeholders builds relationships, and helps our Board and management team gather useful feedback on a wide range of topics and consider our stakeholders' viewpoints. In our discussions with investors, we seek their input on a variety of topics, including corporate governance, human capital management, executive compensation, and sustainability/ESG topics, as well as any other topics or trends investors may wish to discuss. We strive for a collaborative approach with investors to solicit and understand a variety of perspectives.

Our Board and management team engage on a year-round basis with a range of stakeholders, including not only our shareholders, but also our dedicated workforce, trusted vendors, and global customers. As part of Flex's dedication to having a positive impact on all of our stakeholders, the Company has designed an engagement program that offers ongoing opportunities to provide feedback and influence Flex's corporate activity and sustainable growth.

Year-Round Shareholder Engagement

The Company's Board of Directors and management team understand that engagement benefits our shareholders and the Company equally. Because ongoing shareholder engagement is a priority, we maintain a robust engagement program throughout the year, as shown below.



Year-Round
One-on-one shareholder engagement

First Quarter	Second Quarter	Third Quarter	Fourth Quarter
• Engage with shareholders on topics such as governance, sustainability/ESG, and executive compensation in order to understand shareholders' current perspectives on our practices • Publish annual report and proxy statement, discussing Board and Company activities • Engage with shareholders and seek feedback on matters presented for their votes at our annual general meeting • Attend and participate in investor and other events to stay on top of emerging trends or concerns and maintain a connection with our investors	• Engage with shareholders on topics such as governance, sustainability/ESG, and executive compensation in order to understand shareholders' current perspectives on our practices • Hold annual general meeting of shareholders and engage directly with any shareholders who attend the Company's annual general meeting • Assess the results of the proposals presented to shareholders at the annual general meeting • Attend and participate in investor and other events to stay on top of emerging trends or concerns and maintain a connection with our investors	• Following the annual general meeting, the Board and management discuss the results from the annual general meeting and any other feedback received from shareholders and determine if any follow-up steps or actions should be taken • Determine topics and schedule for shareholder engagement • Attend and participate in investor and other events to stay on top of emerging trends or concerns and maintain a connection with our investors	• Engage with shareholders on topics such as governance, sustainability/ESG, and executive compensation in order to understand shareholders' current perspectives on our practices • Attend and participate in investor and other events to stay on top of emerging trends or concerns and maintain a connection with our investors • Consider shareholder feedback regarding corporate governance practices and executive compensation

2023 Shareholder Engagement Highlights

Over the past twelve months, we proactively reached out to shareholders to solicit feedback about our business, corporate governance, executive compensation and sustainability programs in one-on-one sessions. Through our quarterly financial performance webcasts, analyst conferences and investor meetings we obtain and share shareholder feedback with our Board and committees.



Our outreach included our top 20 investors as of March 31, 2023 representing:

60% of our share voting power

We heard from 8 of our top investors on ESG and other topics representing:

25% of our share voting power

14 of our top 20 investors either confirmed that they had no concerns to discuss or did not respond representing:

36% of our share voting power

Shareholder Outreach Focus Areas

During these meetings, we listened to our shareholders' feedback on the following topics, as well as additional considerations.

- ESG-related matters, including achievements in and continued commitment to ESG (including sustainability through the circular economy and ESG metrics in executive compensation)
- Executive compensation program and pay-for performance
- Human capital management efforts
- Board composition, including refreshment, skills and diversity
- Risk management on matters such as cybersecurity, climate, and board oversight

Overall, we received positive feedback on our current corporate governance, sustainability/ESG and compensation practices.

Corporate Governance Policies

Built upon our dedication to corporate governance, Flex has implemented a comprehensive corporate governance framework that includes our Code of Business Conduct and Ethics ("CoBCE"), Governance Guidelines, and Board committee charters. All are available on the Governance page of the Investor Relations section of our website.

Flex is a company built on relationships, and trust is the cornerstone of all relationships. We build on that trust by striving to do the right thing. Our values are shaped by a commitment to transparency, accountability, respect and inclusion. In recognition of that commitment, we were named one of the 2023 World's Most Ethical Companies® by the Ethisphere Institute.

Our CoBCE provides the framework of ethics that governs our business. Among other things, our CoBCE provides guidance and policy regarding ethics, compliance, harassment, conflicts of interests, antitrust and competition, bribery, insider trading, cyber and information security, and environmental protection. The CoBCE applies to all of our directors, officers, and employees, and in calendar year 2022 98% of our eligible employees worldwide completed online CoBCE training. In keeping with SEC rules, we use the Investor Relations section of our website to disclose any substantive amendment to, or material waiver from, any provision of the CoBCE that applies to our principal executive officer, principal financial officer, principal accounting officer, controller, or any individual who performs similar functions.

Our Governance Guidelines provides guidance and policy regarding director qualifications, committee structure, board evaluations, director and officer share ownership, director independence, limits on other board service, and related-party transactions. The Governance Guidelines apply to all of our directors and officers and are reviewed on an annual basis.

Shareholder Communications with our Board of Directors

Our shareholders may communicate with our Board of Directors by sending an e-mail to Board@flex.com. Communications submitted to this e-mail address are regularly reviewed by the Company's CEO, CFO, or General Counsel, and are submitted to the Chair of the Board, the entire Board of Directors, or individual directors, as appropriate, depending on the nature of the communication. Correspondence that is unrelated to the duties and responsibilities of the Board of Directors will be redirected or excluded, as appropriate.

Fiscal Year 2023 Non-Employee Directors' Compensation

Non-Employee Director Compensation Program

Objective of Non-Employee Director Compensation Program

The key objective of our non-employee director compensation program is to attract and retain a diverse group of highly-qualified directors with the necessary skills, experience, and character to serve on the Company's Board of Directors. By using a combination of cash and equity-based compensation, the Nominating, Governance and Public Responsibility Committee intends to recognize the time commitment, expertise, and potential liability relating to active Board service, while also aligning the interests of our directors with the long-term interests of our shareholders. For a further discussion of the specific experience, attributes, skills and qualifications our directors bring to the Company, see "Proposal No. 1: Re-election of Directors – Skills, Qualifications and Diversity of Nominees" on page 43.

Review of Non-Employee Director Compensation Program

The Nominating, Governance and Public Responsibility Committee, annually at minimum, reviews and makes recommendations to our Board for the compensation of our non-employee directors. Management, with input and guidance from our independent compensation consultant, assists the Nominating, Governance and Public Responsibility Committee in this task by compiling director compensation data from the annual reports and proxy statements of companies in our peer comparison group. For information regarding our peer group, see "Compensation Discussion and Analysis – Executive Compensation Peer Group" on page 63.

In fiscal year 2023, the Nominating, Governance and Public Responsibility Committee retained Frederic W. Cook & Co., Inc. ("FW Cook"), to help the Committee determine whether the compensation paid to our non-employee directors is competitive when compared to the practices of our peers. The Nominating, Governance and Public Responsibility Committee reviewed, among other things, the existing cash compensation of our non-employee directors and the grant date fair value of restricted share unit awards. With FW Cook's assistance, the Nominating, Governance and Public Responsibility Committee also considered compensation trends and share ownership guidelines for non-employee directors. The Nominating, Governance and Public Responsibility Committee did not recommend any changes based on the review.

Components of Non-Employee Director Compensation Program

Our non-employee director compensation program consists of two components:

- Annual cash compensation, in amounts that vary based on committee and chair services; and
- Annual discretionary restricted share unit awards.

Non-employee directors can elect to receive their annual cash compensation, or any portion thereof, in the form of fully vested, unrestricted shares of the Company. The share election option and structure of our non-employee director compensation program emphasizes equity compensation, which rewards increases in stock price, over cash fees. The Board of Directors believes our overall pay mix, which is consistent with peer practice, supports alignment of directors' interests with those of our shareholders.

In addition to the compensation provided to our non-employee directors, each non-employee director is reimbursed for any reasonable out-of-pocket expenses incurred in connection with attending in-person meetings of the Board of Directors and Board committees, as well as for any fees incurred in attending continuing education courses for directors up to $10,000 per director in any fiscal year.

We do not pay management directors for Board service in addition to their regular employee compensation. The compensation paid to our management director, Ms. Advaithi, for services provided as our CEO is discussed in the sections of this proxy statement titled "Compensation Discussion and Analysis" and "Executive Compensation."

Fiscal Year 2023 Annual Cash Compensation

Under the Singapore Companies Act, we may only provide cash compensation to our non-employee directors for services rendered in their capacity as directors with the prior approval of our shareholders at a general meeting. Our shareholders approved the current cash compensation arrangements for our non-employee directors at certain of our previous annual general meetings, with the most recent modifications approved at our 2017 annual general meeting. The current arrangements include the following annual cash retainers, all of which are paid quarterly in arrears:

Amount ($)	Who receives
90,000	Each non-employee director
15,000	Each member of the Audit Committee and the Compensation and People Committee, including the chairs
40,000	Chairs of the Audit Committee and the Compensation and People Committee
8,000	Each member of the Nominating, Governance and Public Responsibility Committee, including the chair
15,000	Chair of the Nominating, Governance and Public Responsibility Committee
50,000	Chair of the Board, in addition to applicable retainers listed above

The cash compensation for non-employee directors who serve less than a full quarter is pro-rated for the number of days actually served. Non-employee directors do not receive any non-equity incentive compensation or participate in any pension plan or deferred compensation plan.

At our 2013 annual general meeting of shareholders, our shareholders approved a change in the structure of our non-employee director compensation program that allows non-employee directors to receive compensation in the form of Company shares, cash, or a combination thereof, at the director's election. Accordingly, each non-employee director can elect to receive the annual retainer(s) described above, in whole or in part, in the form of fully vested, unrestricted Ordinary Shares of the Company. A non-employee director making such an election will receive shares having an aggregate value equal to the portion of cash compensation exchanged, with the value based on the closing price of our shares on the date the compensation would otherwise have been paid in cash.

Fiscal Year 2023 Equity Compensation

Yearly Restricted Share Unit Awards

Each non-employee director is eligible to receive grants of restricted share unit awards at the discretion of our Board of Directors. In accordance with the compensation program recommended by the Nominating, Governance and Public Responsibility Committee and approved by the Board, each non-employee director receives, following each annual general meeting, a restricted share unit award with an aggregate fair market value of $185,000 on the date of grant (which is increasing to $200,000 for fiscal year 2024 as discussed below). These yearly restricted share unit awards vest in full on the day immediately prior to the next year's annual general meeting. During fiscal year 2023, each non-employee director, other than Ms. Maryrose T. Sylvester who was appointed on September 23, 2022, received a restricted share unit award covering 9,871 Ordinary Shares under this program.

Initial Awards

Upon initially becoming a director of the Company, each non-employee director receives a pro-rated portion of the annual restricted share unit award granted to our continuing directors. These awards vest on the date immediately prior to our next annual general meeting. In connection with her appointment to the Board on September 23, 2022, Ms. Sylvester received a restricted share unit award covering 10,021 Ordinary Shares.

Compensation for the Non-Employee Chair of the Board

In keeping with the Company's philosophy pertaining to non-employee director compensation, the Nominating, Governance and Public Responsibility Committee seeks to provide competitive compensation to the non-employee Chair of the Board that recognizes the extensive time commitment and additional responsibilities the Chair role entails, while ensuring the Chair's interests remain aligned with the long-term interests of our shareholders. Flex's non-employee Chair, Mr. Capellas, brings deep experience, a dedication to serving the Company, institutional knowledge, and strong leadership to Flex, among other skills and qualifications (see also "Proposal No. 1: Re-election of Directors – Skills, Qualifications and Diversity of Nominees" on page 43).

In fiscal year 2023, the Nominating, Governance and Public Responsibility Committee, with the assistance of FW Cook, reviewed the compensation of the Chair of the Board. As with the review of compensation for the non-employee directors generally, this review considered whether the compensation paid to our Chair was competitive when compared to the practices of our peer group of companies. The review by FW Cook supported the view that our non-employee Chair's compensation is competitive with the market and aligned with shareholder interests.

Components of Compensation for the Non-Employee Chair

In addition to the cash and equity grants described above, our non-employee Chair is entitled to receive, following each annual general meeting, an additional yearly restricted share unit award with an aggregate fair market value of $50,000 on the date of grant (which is increasing to $100,000 for fiscal year 2024 as discussed below). This restricted share unit award will vest on the day immediately prior to the next year's annual general meeting. In connection with this portion of our non-employee director compensation program, during fiscal year 2023, the Chair of the Board received a restricted share unit award covering 2,668 Ordinary Shares.

Fiscal Year 2024 Non-Employee Director Compensation Changes

In fiscal year 2024, the Nominating, Governance and Public Responsibility Committee retained FW Cook to help the committee determine whether the compensation paid to our non-employee directors, including our Chair of the Board, is competitive when compared to the practices of our peers. Based on the review, the committee recommended and the Board approved the following changes for fiscal year 2024: (i) increasing the annual discretionary restricted share unit award to an aggregate fair market value of $200,000 on the date of grant (from $185,000) and (ii) increasing the Chair of the Board's additional annual restricted share unit award to an aggregate fair market value of $100,000 on the date of grant (from $50,000).

Non-Employee Director Share Ownership Guidelines

We require our non-employee directors to hold a minimum number of our Ordinary Shares equivalent to five (5) times their annual cash retainer (currently $90,000) for serving as a director. Non-employee directors should reach this goal within five years of the date they are elected to our Board. All of our non-employee directors have already met the share ownership requirements or are on target to be in compliance with the requirements before the applicable deadline.

Director Summary Compensation in Fiscal Year 2023

The following table sets forth the fiscal year 2023 compensation for our non-employee directors.

Name	Fees Earned or Paid in Cash ($)[1]	Share Awards ($)[2]	All Other Compensation ($)	Total ($)
Michael D. Capellas	163,000	235,000	—	398,000
John D. Harris II	105,000	185,000	—	290,000
Michael E. Hurlston[3]	—	290,000	—	290,000
Jennifer Li[4]	42,229	—	2,423	44,652
Erin L. McSweeney	153,000	185,000	—	338,000
Marc A. Onetto	105,000	185,000	—	290,000
Willy C. Shih, Ph.D.[5][8]	42,229	—	170,914	213,143
Charles K. Stevens, III	153,000	185,000	—	338,000
Maryrose T. Sylvester[6]	54,783	169,267	—	224,500
Lay Koon Tan[7]	—	290,000	3,988	293,988
Patrick J. Ward	105,000	185,000	—	290,000
William D. Watkins[8]	98,000	185,000	132,481	415,481

(1) This column represents the amount of cash compensation earned in fiscal year 2023 for Board and Board committee service.

(2) This column represents the grant date fair value of restricted share unit awards granted in fiscal year 2023 in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The grant date fair value of restricted share unit awards is the closing price of our Ordinary Shares on the date of grant. For additional information regarding the assumptions made in calculating the amounts reflected in this column, see Note 5 to our audited consolidated financial statements for the fiscal year ended March 31, 2023, "Share-Based Compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2023. No option awards were granted in fiscal year 2023.

(3) In lieu of his cash compensation, Mr. Hurlston elected to receive fully vested Ordinary Shares of the Company under the non-employee director share election program for his Board and Board committee service. As a result, Mr. Hurlston received restricted share units covering 5,629 Ordinary Shares which vested immediately upon grant, the value of which is reflected in the table above under "Share Awards."

(4) Ms. Li did not stand for re-election at the Company's 2022 annual general meeting on August 25, 2022. The Company paid $2,423 in California state income tax directly to the California Franchise Tax Board on behalf of Ms. Li, which tax was incurred as a result of Ms. Li's meeting attendance at our offices in San Jose, California during fiscal year 2023. This amount is reflected in the table above under "All Other Compensation."

(5) Dr. Shih did not stand for re-election at the Company's 2022 annual general meeting on August 25, 2022.

(6) Ms. Sylvester was appointed to the Board on September 23, 2022.

(7) In lieu of his cash compensation, Mr. Tan elected to receive fully vested Ordinary Shares of the Company under the non-employee director share election program for his Board and Board committee service. As a result, Mr. Tan received restricted share units covering 5,629 Ordinary Shares which vested immediately upon grant, the value of which is reflected in the table above under "Share Awards." The Company paid $2,062 in U.S. federal income tax and $1,926 in California state income tax directly to the relevant taxation authority on behalf of Mr. Tan, which taxes were incurred as a result of Mr. Tan's meeting attendance at our offices in San Jose, California during fiscal year 2023. These amounts are reflected in the table above under "All Other Compensation."

(8) Dr. Shih and Mr. Watkins also served as directors of Flex subsidiary Nextracker Inc. during fiscal year 2023. Accordingly, amounts reflected in the "All Other Compensation" column in the above table also reflect the following amounts of compensation that Dr. Shih and Mr. Watkins each received from Nextracker Inc. during fiscal year 2023 for service as a non-employee director of Nextracker Inc. The amount shown for Dr. Shih represents compensation earned after Dr. Shih's departure from the Flex Board on August 25, 2022, but is disclosed for the sake of completeness. During fiscal year 2023, Dr. Shih served as a member of Nextracker Inc.'s Nominating, Governance and Public Responsibility Committee and Chair and member of its Compensation and People Committee, and Mr. Watkins served as Nextracker Inc.'s Board Chair and Chair and member of its Nominating, Governance and Public Responsibility Committee:

Name	Fees Earned or Paid in Cash ($)	Share Awards ($)	All Other Compensation ($)	Total ($)
Willy C. Shih, Ph.D.	26,875	144,039	—	170,914
William D. Watkins	32,500	99,981	—	132,481

As of the 2023 fiscal year-end, Dr. Shih and Mr. Watkins had Nextracker Inc. restricted stock unit awards covering 6,859 and 4,761 shares of Nextracker Inc.'s Class A common stock, par value $0.0001 per share, respectively. Of such amounts, 3,571 and 4,761 restricted stock units granted to Dr. Shih and Mr. Watkins, respectively, vest on the business day immediately preceding the next annual meeting of stockholders of Nextracker Inc., subject to their continued service as directors of Nextracker Inc. Of the 6,859 restricted stock units granted to Dr. Shih, 3,288 restricted stock units vested on April 1, 2023. The market value of the 6,859 and 4,761 restricted stock units for Dr. Shih and Mr. Watkins, respectively, at the time of grant was $21.00 per share.

The table below shows the aggregate number of Ordinary Shares underlying unvested restricted share units held by our non-employee directors as of the 2023 fiscal year-end:

Name	Number of Ordinary Shares Underlying Outstanding Restricted Share Units (#)
Michael D. Capellas	12,539
John D. Harris II	9,871
Michael E. Hurlston	9,871
Erin L. McSweeney	9,871
Marc A. Onetto	9,871
Maryrose T. Sylvester	10,021
Charles K. Stevens, III	9,871
Lay Koon Tan	9,871
Patrick J. Ward	9,871
William D. Watkins	9,871

The non-employee directors do not hold any share options.

Treatment of Unvested Restricted Share Unit Awards upon a Change of Control

All of our non-employee directors have outstanding restricted share unit awards. Information regarding the treatment of outstanding restricted share units upon a change of control is described in the section titled "*Potential Payments Upon Termination or Change of Control.*"

Proposals to be Considered at the 2023 Annual General Meeting of Shareholders

Proposal No. 1: Re-election of Directors

Article 94 of our Constitution requires that at each annual general meeting, all of the current directors must retire from office. Retiring directors are eligible for re-election.

Our Board is currently comprised of 11 members. Marc A. Onetto, a current director, is not being nominated by the Board for re-election and will be retiring from the Board pursuant to Article 94 of our Constitution, effective as of the conclusion of the 2023 annual general meeting. Mr. Onetto joined the Board in 2014 and has made significant contributions to the Company during his tenure. The Board and the Company's management are grateful to Mr. Onetto for his dedicated service as a director.

Upon the recommendation of our Nominating, Governance and Public Responsibility Committee, the Board of Directors has nominated 10 of our incumbent directors who will retire from office at the 2023 annual general meeting as required by Article 94 of our Constitution, for re-election. If all of the Board's nominees are elected, the Board will be composed of 10 members immediately following the annual general meeting.

If any nominee under Proposal No. 1 fails to receive the affirmative vote of a majority of the shares present and voting on the resolution to approve his or her re-election (that is, if the number of shares voted "FOR" the director nominee does not exceed the number of votes cast "AGAINST" that nominee), he or she will not be re-elected and the size of the Board will be reduced accordingly. Abstentions, if any, will have no effect.

The Singapore Companies Act provides that we must have at all times at least one director ordinarily resident in Singapore. As Mr. Tan is the only member of our Board of Directors who is ordinarily resident in Singapore, if Mr. Tan is not re-elected at the 2023 annual general meeting, he shall be deemed to continue in his role as a director until we appoint another director to the Board who is ordinarily resident in Singapore.

The proxy holders intend to vote all proxies for the nominees for directors listed below under "Nominees to our Board of Directors." If any nominee is unable or declines to serve as a director at the time of the 2023 annual general meeting, the proxies will be voted for any nominee designated by the present Board of Directors, in accordance with Article 99 of our Constitution, to fill the vacancy. As of the date of this proxy statement, our Board of Directors is not aware of any nominee who is unable or will decline to serve as a director.

 The Board recommends a vote **"FOR"** the re-election of each of the Director nominees.

Nominees to our Board of Directors

Flex is committed to having a diverse and predominantly independent Board of Directors representing a range of critical skills. Our nominees represent a responsible blend of longer-serving directors who have in-depth knowledge of our business and newer members who bring fresh perspectives and additional skills.



Director Nominee Demographics

Board Independence

90% Independent

- Independent (9)
- Non-Independent (1)

Board Tenure

5.4 Average years of tenure

- <3 years (4)
- 3-6 years (3)
- 7-10 years (1)
- >10 years (2)

Gender Diversity

30% Female

- Female (3)
- Male (7)

Ethnic/Racial Diversity

30% Diverse

- Diverse (3)
- Non-Ethnic/Racial minorities (7)

Skills, Qualifications and Diversity of Nominees

As discussed above, our Nominating, Governance and Public Responsibility Committee is responsible for assessing the composition and performance of the Board and its committees, and for recruiting, evaluating, and recommending candidates to be presented for appointment or election to our Board. As the below summary provides in additional detail, our director nominees bring a variety of skills and experiences to the Board and reflect an appropriate combination of qualifications to represent and further the long-term interests of the Company's shareholders.

For this year's election, the Board has nominated 10 individuals who bring valuable and diverse skills, experiences, and characteristics to the Board. Their collective experience covers a wide range of geographies and industries. Three of these nominees (30%), are women, and three nominees (30%), are racially/ethnically diverse. Further, our Board has a good balance of experienced and new directors, with 70% our incumbent director nominees having tenures of less than five years.

Notice & Proxy Statement

Annual Report

Shareholder Info

The following matrix highlights many of the specific experience, attributes, skills and qualifications that our nominees for director bring to the Company and that are considered when evaluating and recommending candidates for appointment or election to our Board. Each director nominee has self-identified the following demographic information.

		Revathi Advaithi	Michael D. Capellas	John D. Harris II	Michael E. Hurlston	Erin L. McSweeney	Charles K. Stevens, III	Maryrose T. Sylvester	Lay Koon Tan	Patrick J. Ward	William D. Watkins
Strategic Skills	Environmental and Sustainability	✓	✓				✓	✓	✓		✓
	Human Capital Management	✓	✓	✓		✓	✓	✓	✓		✓
	Global Operations	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Supply Chain	✓	✓	✓	✓			✓			
	Technology and Innovation	✓	✓	✓	✓	✓		✓	✓	✓	✓
	Information Systems and Cybersecurity	✓	✓	✓	✓		✓	✓	✓	✓	✓
	Business Development and Strategic Planning	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Core Competencies	Public Company Board Governance	✓	✓	✓	✓	✓	✓	✓		✓	✓
	Financial, Accounting and Audit	✓	✓	✓	✓		✓	✓	✓	✓	✓
	Risk and Compliance	✓	✓	✓	✓		✓		✓	✓	✓
	Industry Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Background	**Number of Additional Public Company Boards**	1	3	3	1	0	2	3	0	1	1
	Gender	Female	Male	Male	Male	Female	Male	Female	Male	Male	Male
	Race/Ethnicity	Asian	White	Black / Native American	White	White	White	White	Asian	White	White
	Independence		✓	✓	✓	✓	✓	✓	✓	✓	✓
	Tenure on Flex's Board (years)	4	9	2	2	3	4	<1	11	1	14

Strategic Skills	**Environmental and Sustainability**	Experience in environmental and sustainability topics, which is instrumental to Flex's foundation of sustainability governance and our position as a leader in sustainability efforts.
	Human Capital Management	Experience in human resources, compensation and benefits, recruiting and retaining employees, succession planning, and developing and maintaining a strong workplace culture. Our Board recognizes that human capital management is a high priority for the Company as an important component to maintaining our competitiveness and world-class capabilities and as we focus on hiring and retaining the world's best talent.
	Global Operations	Experience operating in a global context by managing international enterprises, residence abroad, and studying other cultures adds impactful insight and diversity to our Board's oversight of Flex's global footprint, including our workforce and operations in 30 countries across five continents, and enables our Board to support management in producing solutions across international markets.
	Supply Chain	Experience in executive positions overseeing supply chain management and exposure to supply chain issues, which is invaluable in overseeing and guiding Flex's supply chain services that involve a network of over 100 locations across the globe.
	Technology and Innovation	Experience in the technology sector and driving technological innovation enables our Board to guide Flex's strategy regarding the design and manufacturing of enterprise and consumer products and advanced manufacturing solutions.
	Information Systems and Cybersecurity	Experience in understanding the impact and increasing importance of information technology and the cybersecurity threat landscape in our business and that of our customers, including as a result of public company board service on a committee with cybersecurity risk oversight responsibilities, is critical to an effective risk management program.
	Business Development and Strategic Planning	Executive level experience with business and customer development and long-term strategic planning and execution, allows our Board to actively support the development and execution of Flex's long-term strategy and continued business transformation.
Core Competencies	**Public Company Board Governance**	Experience on other public company boards provides insight into the dynamics and operations of a corporate board, the relationship between a public company board to senior management and stockholders, and the oversight of strategic, operational, and corporate governance-related matters, and positions our Board to adopt best practices in public company corporate governance.
	Financial, Accounting and Audit	Experience in accounting and audit functions and the ability to analyze financial statements and oversee budgets provides critical oversight and support of Flex's financial reporting and responsibility to shareholders and other stakeholders.
	Risk and Compliance	Experience identifying, mitigating, and managing enterprise risks allows our Board to effectively fulfill its risk oversight responsibilities.
	Industry Leadership	Experience in executive positions within the technology sector or within the manufacturing sector enhances our Board's ability to oversee management in areas that are fundamental to Flex's business, strategic plan, and growth.

The following table provides certain self-identified information regarding the composition of our Board members in accordance with Nasdaq Listing Rule 5605(f), including Mr. Onetto, who is not a nominee for re-election. Each of the categories listed in the table has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix (as of June 21, 2023)

Board Size:

Total Number of Directors	11

Gender Identity:	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	8	—	—

Demographic Background:				
African American or Black	—	1	—	—
Alaskan Native or Native American	—	1	—	—
Asian	1	1	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	6	—	—
Two or More Races or Ethnicities	—	1	—	—
LGBTQ+	—			
Did Not Disclose Demographic Background	—			

The Nominating, Governance and Public Responsibility Committee considered the specific experience described in the biographical snapshots below in determining that each individual nominee should serve on our Board of Directors.

Revathi Advaithi

Chief Executive Officer, Flex Ltd.

Director Since: **2019**

Age: **55**

Board Committee(s):
- None

Other Public Company Boards:
- Uber Technologies, Inc. (since 2020)

Career Highlights:
- Chief Executive Officer of Flex since February 2019
- President and Chief Operating Officer, Electrical Sector, of Eaton Corporation plc, a power management company (September 2015 to February 2019)
- President of Electrical Sector, Americas of Eaton (April 2012 to August 2015)
- Other positions of increasing responsibility at Eaton between 2008 and 2012, including Vice President and General Manager of the Electrical Components Division
- Several senior roles within the sourcing and supply chain functions at Honeywell between 2002 and 2008, including Vice President and General Manager of Honeywell's Field Solutions business
- Various positions at Eaton between 1995 and 2002, including leading the Electrical Sector in the Americas and Asia-Pacific, with a three-year assignment in Shanghai

Skills and Qualifications:
- Current service as Flex's Chief Executive Officer, as well as a broad and deep understanding of Flex, the industries in which it participates, and the strategic actions necessary to deliver long-term profitable growth, contributes indispensable knowledge and expertise to our Board
- Leadership experience in engineering, operations, logistics, and international supply chain management
- Cybersecurity risk oversight experience as a member of the audit committee of another public company board tasked with such responsibility
- Globally minded, purpose-driven leader with a deep commitment to our culture and our values

Michael D. Capellas, Independent Chair of the Board

Founder and CEO, Capellas Partners

Director Since: **2014**

Chair Since: **2017**

Age: **68**

INDEPENDENT

Board Committee(s):
- Nominating, Governance and Public Responsibility (Chair)

Other Public Company Boards:
- Cisco Systems, Inc. (since 2006)
- Elliott Opportunity II Corp., a special purpose acquisition company (SPAC) (since 2021)
- The Beauty Health Company (since 2021)

Recent Prior Public Company Boards:
- MuleSoft, Inc. (2015-2018)

Career Highlights:
- Founder and CEO of Capellas Strategic Partners, a strategic technology advisory firm, since November 2012
- Chairman of the Board (2011 to 2012) and Chief Executive Officer (2010 to 2011) of VCE Company, LLC, a joint venture between EMC Corporation and Cisco, with investments from VMware, Inc. and Intel Corporation which developed and commercialized an innovative platform for cloud computing
- Chairman and Chief Executive Officer of First Data Corporation, a global leader in payments and electronic commerce (2007 to 2010)
- Chief Executive Officer of MCI, Inc., previously WorldCom, Inc. (2002 to 2006); Chair of the Board of WorldCom (2002 to 2004), and a member of the board of directors of MCI until January 2006 upon its acquisition by Verizon Communications Inc.
- President of Hewlett-Packard Company following the merger between Hewlett-Packard and Compaq Computer Corporation (May 2002 to November 2002); Chairman of the Board (2000 to May 2002) and President and Chief Executive Officer (1999 to May 2002) of Compaq, a global leader in computer servers; other positions of increasing responsibility at Compaq, including Chief Information Officer and Chief Operating Officer

Skills and Qualifications:
- Experienced public company CEO, leading businesses in the technology industry from innovative start-ups to large global businesses
- Expertise in strategic product development, sales, marketing, business strategy and business development
- Technology, digital and cybersecurity experience as a former executive of several global companies involving servers, internet carriers and cloud computing, as a board member of a public company global leader in information security, as former co-chair of the Federal Commission on Deployment of the Cloud (Cloud[2]), and as CIO of Compaq
- Extensive governance and risk oversight experience, having served on the boards of directors of several public companies

John D. Harris II

Retired Vice President of Business Development, Raytheon Company and Chief Executive Officer, Raytheon International, Inc.

Director Since: **2020**

Age: **62**

INDEPENDENT

Board Committee(s):
- Compensation and People

Other Public Company Boards:
- Cisco Systems, Inc. (since 2021)
- ExxonMobil Corporation (since 2022)
- Kyndryl Holdings, Inc. (since 2021)

Career Highlights:
- Vice President of Business Development for Raytheon Company and Chief Executive Officer of Raytheon International, Inc., a wholly-owned subsidiary of Raytheon Company, a global engineering and technology company focused on aviation, space and defense. In this role, he was responsible for worldwide sales and marketing, international business and government relations operations, as well as leading the execution of the company's global business strategy (September 2013 to April 2020)
- Joined Raytheon in 1983 and held several leadership positions including Vice President and General Manager of Raytheon's Intelligence, Information and Services business (2012 to 2013); President, Raytheon Technical Services Company (2010 to 2012); Vice President, Contracts and Supply Chain for Raytheon (2005 to 2010); Vice President, Contracts for Raytheon's government and defense businesses; and Vice President of Operations and Contracts for Raytheon's former electronic systems business
- Served on the Radio Technical Commission for Aeronautics (RTCA) NextGen Advisory Committee, the National Advisory Council on Minority Business Enterprise with the U.S. Department of Commerce, and the Association of the United States Army's Council of Trustees

Skills and Qualifications:
- Proven track record of success in developing and managing large scale global businesses, with leadership in sales and marketing, supply chain, and government relations
- Technology, digital and cybersecurity experience as former president of Raytheon Technical Services Company and as former general manager of Raytheon's Intelligence, Information and Services business, and as a board member of a public company global leader in information security
- Competencies in talent management and culture development based on his CEO and functional experience including having served as Raytheon's Executive Diversity Champion, leading the executive Diversity Leadership Team and providing strategic direction for the company's overall diversity and inclusion efforts
- Outside public and non-profit board experience and government service experience

Michael E. Hurlston

President and Chief Executive Officer, Synaptics Incorporated

Director Since: **2020**

Age: **56**

INDEPENDENT

Board Committee(s):
- Audit

Other Public Company Boards:
- Synaptics Incorporated (since 2019)

Recent Prior Public Company Boards:
- Ubiquiti Networks, Inc. (2016–2021)

Career Highlights:
- President and Chief Executive Officer of Synaptics Incorporated, a global leader in IoT semiconductor solutions and human interface solutions combining IoT and AI (August 2019 to present)
- Chief Executive Officer and a member of the Board of Directors of Finisar Corporation, a leader in optical communications (January 2018 to August 2019)
- From 2001 to 2017, held various senior leadership positions in sales, marketing and general management at Broadcom Limited, a leading developer and supplier of a broad range of semiconductor solutions, and its predecessor corporation, including Senior Vice President and General Manager of the Mobile Connectivity Products / Wireless Communications and Connectivity Division
- Held senior marketing and engineering leadership positions at Oren Semiconductor, Inc., Integrated Circuit Systems, Inc., MicroPower Systems Inc., Exar Corporation and IC Works Inc. from 1991 to 2001
- Serves on the Board of Executive Trustees of the UC Davis Foundation

Skills and Qualifications:
- Current public company CEO experience, as well as extensive leadership and operational experience from his senior executive positions at several technology companies
- Deep experience in the semiconductor industry which provides our Board with valuable perspectives directly relevant to our business
- Significant technology and global experience, holding advanced degrees in electrical engineering and business administration, as well as a proven track record of growing large businesses to achieve consistent profitable growth and market penetration
- Experience serving on public company, private company and non-profit boards

Erin L. McSweeney

Executive Vice President and Chief People Officer, UnitedHealth Group Incorporated

Director Since: **2020**

Age: **58**

INDEPENDENT

Board Committee(s):
- Compensation and People (Chair)
- Nominating, Governance and Public Responsibility

Other Public Company Boards:
- None

Career Highlights:
- Executive Vice President and Chief People Officer of UnitedHealth Group Incorporated, responsible for developing and implementing the company's enterprise people and culture strategy (March 2022 to present)
- Executive Vice President, Chief of Staff for CEO, UnitedHealth Group Incorporated (February 2021 to February 2022)
- Executive Vice President and Chief Human Resources Officer of Optum, Inc., the global health services platform of UnitedHealth Group Incorporated with 180,000 employees worldwide (January 2017 to February 2021)
- Several positions of increasing responsibility during her 11-year career at EMC (now Dell EMC), including Executive Vice President and Chief Human Resources Officer (2015 to 2016); Senior Vice President, Human Resources, Products and Marketing (2013 to 2015); and Chief Human Resources Officer and Vice President, Virtual Computing Environment (2009 to 2012)
- Held several other CHRO roles across various industries

Skills and Qualifications:
- Highly experienced strategic change agent with a track record of elevating organizational performance and strengthening cultural values, having served more than 30 years as a human capital management professional
- Champion of diversity, equity and inclusion initiatives, in both her executive roles and as a representative at external DE&I forums
- Expertise in leading all strategic and operational aspects of human resources, including organizational design, talent acquisition and management, total rewards, employee development, performance management, and succession planning
- Background and insights position her to oversee best practices in executive compensation and human capital management

Charles K. Stevens, III

Retired Executive Vice President and Chief Financial Officer, General Motors Company

Director Since: **2018**

Age: **63**

INDEPENDENT

Board Committee(s):
- Audit (Chair)
- Nominating, Governance and Public Responsibility

Other Public Company Boards:
- Eastman Chemical Company (since 2020)
- Masco Corporation (since 2018)

Recent Prior Public Company Boards:
- Tenneco Inc. (2020-2022)

Career Highlights:
- Retired from General Motors Company (GM) in March 2019 after a 40-year career at the global automotive company that designs, manufactures, markets, and distributes vehicles and vehicle parts, and sells financial services
- Executive Vice President and Senior Advisor of GM (September 2018 to March 2019)
- Executive Vice President and Chief Financial Officer of GM, responsible for leading GM's financial and accounting operations worldwide (January 2014 to September 2018)
- Chief Financial Officer of GM North America (2010 to 2014); Interim Chief Financial Officer of GM South America (2011 to 2013); led GM's financial operations for GM Mexico (2008 to 2010) and GM Canada (2006 to 2008)
- From 1994 to 2005, held several leadership positions in GM's Asia-Pacific region including China, Singapore, Indonesia, and Thailand

Skills and Qualifications:
- As the former chief financial officer of GM, brings significant leadership experience in financial and accounting operations of a large, global publicly held manufacturing company
- Provides a valuable understanding of international financial matters, risk evaluation and management, mergers and acquisitions, and consumer goods
- Extensive experience in the automotive industry which provides our Board with valuable perspectives directly relevant to our business
- Outside current and past public company board experience, with particular focus on audit committee service and leadership, which includes cybersecurity risk oversight experience as a member of audit committees of public company boards tasked with such responsibility

Maryrose T. Sylvester

Retired U.S. Managing Director and U.S. Head of Electrification, ABB Ltd

Director Since: **2022**

Age: **57**

INDEPENDENT

Board Committee(s):
- Compensation and People

Other Public Company Boards:
- Harley-Davidson, Inc. (since 2016)
- Vontier Corporation (since 2021)
- Waste Management, Inc. (since 2021)

Career Highlights:
- U.S. Managing Director and U.S. Head of Electrification of ABB Ltd, a global technology company operating in the areas of electrification, robotics, power, and automation (June 2019 to August 2020)
- Held a broad range of leadership roles during more than 30 years at GE, including President and CEO of Current, a digital power service business delivering integrated energy systems (2015 to June 2019); President and CEO of GE Lighting, a leading global lighting provider (2011 to 2015); and President and CEO of GE Intelligent Platforms, an industrial automation provider (2006 to 2011)
- Global supply chain experience during tenure at GE including as Director of Sourcing for GE Lighting in Budapest, Hungary, and Global Sourcing Director for GE Lighting

Skills and Qualifications:
- Extensive experience in leading and transforming global industrial businesses, focused on innovation, operational improvement, and supply chain and logistics management
- Significant knowledge and expertise in product development and delivering technology-enabled and energy-efficient, sustainable solutions
- Experienced leader of diversity, equity and inclusion initiatives, including as leader of ABB's Encompass diversity program and a founding member and cabinet leader of GE's Women's Network
- Experience serving on large public company, private company and non-profit boards, which includes cybersecurity risk oversight experience as a member of the audit committee of another public company board tasked with such responsibility

Notice & Proxy Statement

Annual Report

Shareholder Info

Lay Koon Tan

Retired President, Chief Executive Officer and member of the Board of Directors, STATS ChipPAC Ltd.

Director Since: **2012**

Age: **64**

INDEPENDENT

Board Committee(s):
- Audit

Other Public Company Boards:
- None

Career Highlights:
- Founding President and Chief Executive Officer and a member of the Board of Directors of STATS ChipPAC Ltd., a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions (2004 to 2015), after leading the formation of the company, and its predecessor, ST Assembly Test Services Ltd. (2002 to 2004). Mr. Tan joined ST Assembly Test Services Ltd. in 2000 as its Chief Financial Officer.
- Investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc.
- Various senior positions in government and financial institutions in Singapore, including the United Overseas Bank Limited
- Holds a Bachelor of Engineering from the University of Adelaide, Australia where he was a Colombo Plan Scholar, and a Master of Business Administration from the University of Pennsylvania's Wharton School of Business, where he was a Palmer Scholar

Skills and Qualifications:
- Deep financial expertise and experience in investment matters and business development
- Experience in driving innovation and growth through entrepreneurial endeavors in the technology sector, including in the semiconductor industry
- Executive leadership experience, serving as a chief executive officer and chief financial officer of leading global technology-based businesses

Patrick J. Ward

Retired Vice President and Chief Financial Officer, Cummins Inc.

Director Since: **2022**

Age: **60**

INDEPENDENT

Board Committee(s):
- Audit

Other Public Company Boards:
- Corteva, Inc. (since 2019)

Recent Prior Public Company Boards:
- E.I. du Pont de Nemours and Company (2013-2017)
- DowDuPont Inc. (2017-2019)

Career Highlights:
- Vice President and Chief Financial Officer of Cummins Inc., a global power leader that designs, manufactures, distributes and services engines and related technologies (2008 to March 2019)
- Held a broad range of financial leadership positions after joining Cummins in 1987, including serving as vice president, engine business controller, and executive director, power generation business controller
- Prior to joining the Board of Corteva, Inc., Mr. Ward served as a director of E.I. du Pont de Nemours and Company, Inc. and remained a board member through its merger with DowDuPont Inc.

Skills and Qualifications:
- Broad experience across finance, risk management and strategy from his extensive experience as a chief financial officer and executive of a global public company
- Significant financial expertise, including in financial reporting, public accounting, capital markets, investment management and investor relations, through a broad range of global financial leadership positions including as a public company chief financial officer
- Several years of experience serving on public company boards, with particular focus on audit committee service and leadership, which includes cybersecurity risk oversight experience as a member of the audit committee of another public company board tasked with such responsibility

William D. Watkins

Retired Chief Executive Officer, Imergy Power Systems, Inc.

Director Since: **2009**

Age: **70**

INDEPENDENT

Board Committee(s):
- Nominating, Governance and Public Responsibility

Other Public Company Boards:
- Nextracker Inc. (since 2023) (Flex subsidiary)

Recent Prior Public Company Boards:
- Avaya Holdings Corp. (2017-2023)
- Maxim Integrated Products, Inc. (2008-2021)

Career Highlights:
- Chief Executive Officer (September 2013 to August 2016) and Chairman of the Board (January 2015 to August 2016) of Imergy Power Systems, Inc., a leading innovator in cost-effective energy storage solutions
- Chairman of the Board (February 2013 to December 2013) and Chief Executive Officer (2010 to February 2013) of Bridgelux, Inc., a leading light emitting diode (LED) developer
- Chief Executive Officer (2004 to 2009) and President and Chief Operating Officer (2000 to 2004) of Seagate Technology, a provider of electronic data storage solutions and systems, responsible for Seagate's hard disc drive operations, including recording heads, media, and other components, and related R&D and product development organizations
- Various other positions with Seagate Technology (1996 to 2000)

Skills and Qualifications:
- Extensive operational and management experience, including as CEO and COO, leading technology manufacturing businesses on a global scale
- Deep understanding of the electronics and semiconductor industries which provides our Board with valuable perspectives directly relevant to our business
- Technology, digital and cybersecurity experience as an executive serving businesses in encryption, enterprise, desktop, mobile computing, and electronics industries
- Outside current and past board experience as a director of various public companies

Proposal No. 2: Re-Appointment of Independent Auditors for Fiscal Year 2024 and Authorization of our Board to Fix Their Remuneration

Our Audit Committee has approved, subject to shareholder approval, the re-appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm to audit our financial statements and records for the fiscal year ending March 31, 2024, and to perform other appropriate services. In addition, pursuant to Section 205(16) of the Singapore Companies Act, our Board of Directors is requesting that the shareholders authorize the directors, upon the recommendation of the Audit Committee, to fix the auditors' remuneration for services rendered through the 2024 annual general meeting. We expect that a representative from Deloitte & Touche LLP will be present at the 2023 annual general meeting. This representative will have the opportunity to make a statement and is expected to be available to respond to appropriate questions.

Deloitte & Touche LLP has been the Company's independent registered public accounting firm since 2002. The Company has been advised by Deloitte & Touche LLP that neither it nor any of its associates has any direct or material indirect financial interest in the Company.

Principal Accountant Fees and Services

Set forth below are the aggregate fees billed by Deloitte & Touche LLP, a member firm of Deloitte Touche Tohmatsu, and its respective affiliates for services performed during fiscal years 2023 and 2022. All audit and permissible non-audit services reflected in the fees below were pre-approved by the Audit Committee in accordance with established procedures.

	Fiscal year	
(in millions)	2023 ($)	2022 ($)
Audit Fees	14.1	12.0
Audit-Related Fees	0.1	0.1
Tax Fees	1.3	0.8
All Other Fees	—	0.4
Total	**15.5**	**13.3**

Audit Fees consist of fees for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements included in our Annual Report on Form 10-K (including services related to rendering an opinion under Section 404 of the Sarbanes-Oxley Act of 2002) and the review of our consolidated financial statements included in our Quarterly Reports on Form 10-Q. These fees include fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters, statutory audits, and consents and the review of documents filed with the SEC. Audit fees in fiscal year 2023 includes $1.8 million in non-recurring fees related to Nextracker Inc.'s IPO.

Audit-Related Fees consist of fees for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit and not included in Audit Fees.

Tax Fees consist of fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning services, including assistance regarding federal, state and international tax compliance, return preparation, tax audits and customs and duties.

All Other Fees consist of fees for professional services rendered by our independent registered public accounting firm for permissible non-audit services.

Audit Committee Pre-Approval Policy

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services. The Audit Committee has delegated to its Chair pre-approval authority of up to $500,000, provided that any such decisions are required to be reported to the Audit Committee at its next regularly scheduled meeting. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee also may pre-approve particular services on a case-by-case basis.

Our Audit Committee has determined that the provision of non-audit services under appropriate circumstances may be compatible with maintaining the independence of Deloitte & Touche LLP, and that all such services provided by Deloitte & Touche LLP to us in the past were compatible with maintaining such independence. The Audit Committee is sensitive to the concern that some non-audit services, and related fees, could impair independence. However, the Audit Committee also recognizes that in some areas, services that are identified by the relevant regulations as "tax fees" or "other fees" are sufficiently related to the audit work performed by Deloitte & Touche LLP that it would be highly inefficient and unnecessarily expensive to use a separate firm to perform those non-audit services. The Audit Committee intends to evaluate each such circumstance on its own merits, and to approve the performance of non-audit services where it believes efficiency can be obtained without meaningfully compromising independence.

 The Board recommends a vote **"FOR"** the re-appointment of Deloitte & Touche LLP as our independent auditors for fiscal year 2024 and authorization of the Board, upon the recommendation of the Audit Committee, to fix their remuneration.

Message from the Audit Committee

We, the members of Flex's Audit Committee, assist our Board of Directors in overseeing financial accounting and reporting processes; systems of internal controls; the appointment, compensation and oversight of our external auditor; and our compliance with legal and regulatory requirements. We are committed to the values of independence and transparency in the discharge of our duties.

In furtherance of independent oversight, our Audit Committee is composed entirely of independent and financially literate directors, including four audit committee financial experts. Further, we annually assess the independence of our external auditors considering any non-audit fees or services and the tenure of our lead audit partner.

We also take measures to ensure transparency between ourselves, members of management, and our external auditors including holding regular private sessions with external auditors, maintaining open lines of communication with members of management, and performing annual assessments of the qualifications and work quality of our external auditors.

We typically hold at least 8 meetings each fiscal year, in connection with regularly scheduled Board meetings and the filing of year-end financial results. Additionally, we meet as needed to address emerging concerns including financial and accounting practices and ethics and compliance concerns. Specifically, in discharging our oversight duties at each regularly scheduled Audit Committee meeting, we:

● review and discuss with management and Deloitte & Touche LLP our quarterly earnings press releases, related periodic reports filed with the SEC, and our audited financial statements for the fiscal year, as well as the overall quality of our financial reporting process;

● receive updates from Flex's Chief Ethics and Compliance Officer ("CECO") regarding legal and compliance matters including reports about the receipt and resolution of employee or other concerns raised regarding financial reporting and other compliance matters, and annually review the performance of the CECO;

● receive updates from Flex's Vice President of Internal Audit regarding internal audit and risk management matters including the Audit and Risk Management Services reports, and annually review the performance of the Vice President of Internal Audit;

● review and discuss accounting and tax regulatory, procedural, and program updates;

● review and discuss with management, internal audit and Deloitte & Touche LLP the evaluation, execution, and effectiveness of the Company's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002;

● review and discuss topics regarding information security and cybersecurity risks, which includes receiving regular updates from Flex's Chief Information Officer and Chief Information Security Officer, and the Company's strategy to mitigate these risks; and

● review and discuss with management significant business, operational and reporting risks and assess the steps management is taking to control these risks, including specific critical risks identified by our enterprise risk management program.

For an exhaustive discussion of our responsibilities, we invite you to review our Audit Committee charter which we assess on an annual basis and revise, if necessary.

Audit Committee Report

The Audit Committee has reviewed and discussed with management and with our independent auditors, Deloitte & Touche LLP, our audited consolidated financial statements for the fiscal year ended March 31, 2023, as well as management's assessment and our independent auditors' evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2023. Flex management represented to the Audit Committee that our audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee also discussed with our independent auditors the matters required to be discussed by the applicable rules of the Public Company Accounting Oversight Board and the SEC. The Audit Committee also has discussed with our independent auditors the firm's independence from Company management and the Company, and reviewed the written disclosures and letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence. The Audit Committee also has considered whether the provision of non-audit services by our independent auditors is compatible with maintaining the independence of the auditors. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent auditors. All audit and permissible non-audit services performed by our independent auditors during fiscal years 2023 and 2022 were pre-approved by the Audit Committee in accordance with established procedures.

Our independent auditors perform an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards and express an opinion on these consolidated financial statements. In addition, our independent auditors express their own opinion on the effectiveness of our internal control over financial reporting. The Audit Committee monitors these processes.

Based on the Audit Committee's discussions with management and our independent auditors and based on the Audit Committee's review of our audited consolidated financial statements, together with the reports of our independent auditors on the consolidated financial statements and the representations of our management with regard to these consolidated financial statements, the Audit Committee recommended to the Company's Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2023, which was filed with the SEC on May 19, 2023.

Submitted by the Audit Committee of the Board of Directors:

Charles K. Stevens, III   Michael E. Hurlston   Lay Koon Tan   Patrick J. Ward

Proposal No. 3: Non-Binding, Advisory Resolution on Executive Compensation

We are asking our shareholders to approve, in a non-binding, advisory vote, the compensation of our named executive officers (NEOs) as reported in this proxy statement in the "Compensation Discussion and Analysis" and the compensation tables and accompanying narrative disclosure under "Executive Compensation."

Flex's compensation philosophy is that pay should be meaningfully aligned with performance. Our pay programs are designed to tie actual pay delivery for our executives to performance against the Company's short-term and long-term performance goals and the creation of shareholder value. A key objective of our compensation programs is to attract, retain and motivate superior executive talent by providing competitive pay opportunities and then paying for the achievement of rigorous Company objectives, while balancing the need to avoid excessive or inappropriate risk-taking and maintaining an appropriate cost structure.

We urge shareholders to carefully read the Compensation Discussion and Analysis section of this proxy statement. The Compensation Discussion and Analysis describes how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives and shows the link between our performance and our executives' incentive compensation. We also encourage shareholders to review the Summary Compensation Table and the other related compensation tables and narrative, which provide detailed information on the compensation of our NEOs.

While the vote on this resolution is advisory and not binding on the Company, each member of the Compensation and People Committee and the Board values the opinions of our shareholders and will consider the outcome of the vote on this resolution when making decisions regarding future executive compensation arrangements. We have held a say-on-pay advisory vote on an annual basis since 2011. Subject to the outcome of the shareholder advisory vote on the frequency of our say-on-pay vote (Proposal No. 4), we expect to continue holding this say-on-pay vote annually, with the next vote anticipated to occur at our 2024 annual general meeting.

 The Board recommends a vote **"FOR"** the approval of the non-binding, advisory resolution on executive compensation.

Proposal No. 4: Non-Binding, Advisory Resolution on the Frequency of the Non-Binding, Advisory Resolution on Executive Compensation

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are seeking a non-binding, advisory vote regarding the frequency with which shareholders would have an advisory vote to approve the executive compensation of the nature reflected in Proposal No. 3 every one year, every two years or every three years. Shareholders last voted in favor of an annual advisory vote on executive compensation at our 2017 annual general meeting.

The Board has determined that the advisory vote on executive compensation should continue to be conducted on an annual basis. We believe that this approach allows our shareholders to provide direct input on the Company's compensation philosophy, policies and practices as disclosed in the proxy statement each year, and provides the Compensation and People Committee with the opportunity to evaluate its compensation decisions, taking into account the timely feedback from shareholders. In addition, an annual advisory vote is consistent with our policy of maintaining an open and transparent dialogue with our shareholders. Therefore, our Board recommends that shareholders vote for future advisory votes on executive compensation to occur every one year.

While the vote on this resolution is advisory and not binding, the Board values input from our shareholders and will carefully consider the outcome of the vote on this resolution in determining the frequency of future advisory votes on executive compensation. The frequency which receives the highest number of non-binding, affirmative votes will be deemed the choice of our shareholders. Shareholders are able to abstain from this proposal or to specify that a vote should be held every one year, every two years or every three years.

 The Board recommends a vote to conduct future non-binding, advisory resolutions on executive compensation every **"ONE YEAR"**.

Compensation and People Committee Report

The Compensation and People Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis that follows this report. Based on this review and discussion, the Compensation and People Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in the Company's proxy statement for the 2023 annual general meeting of shareholders.

Submitted by the Compensation and People Committee of the Board of Directors:

Erin L. McSweeney	John D. Harris II	Marc A. Onetto	Maryrose T. Sylvester

Compensation Discussion and Analysis

Introduction

In this Compensation Discussion and Analysis (CD&A) section, we discuss the material elements of our compensation programs and policies, including our overall compensation philosophy and program objectives, and how and why the Compensation and People Committee arrived at specific compensation policies and decisions involving our NEOs. Our NEOs for fiscal year 2023 were:

Name	Position
Revathi Advaithi	Chief Executive Officer
Paul R. Lundstrom	Chief Financial Officer
Kwanghooi (Hooi) Tan[1]	President, Global Operations and Components
Michael P. Hartung	President, Flex Agility Solutions
Scott Offer	Executive Vice President, General Counsel

(1) Mr. Tan was promoted to President, Global Operations and Components, effective April 1, 2022.

Executive Summary

Our pay programs are designed to align executives' compensation with performance against the Company's short-term and long-term objectives and the creation of shareholder value. We use a mix of performance metrics that are intended to reward different aspects of Company achievement.

Performance and Company Highlights for Fiscal Year 2023

Flex generated strong growth and improvements across the organization during fiscal year 2023, despite ongoing challenges in our industry.

In fiscal year 2023, we continued to execute against and made significant progress on strategic transformation goals, despite global disruptions:[A]

- One-year and three-year Flex TSR of 24.31% and 192.8%, respectively.
- Revenue saw a 17% increase over the prior fiscal year.
- Adjusted operating profit (OP) grew by 23.4% year-over-year, following growth in fiscal year 2022 over 2021 of 13.4%.
- Closed the year at a cash position of $3.3 billion.
- Supported our return of capital to shareholders through $337 million of share repurchases.
- In addition to the above performance, the Company set fiscal year records on adjusted gross margin (7.7%), adjusted operating margin (4.8%), and adjusted earnings per share (EPS) ($2.36) and GAAP EPS ($1.72).

(A) See Annex A to this proxy statement for a reconciliation of GAAP to non-GAAP financial measures.

Within the short-term incentive program for the NEOs in fiscal year 2023, we used the following financial metrics: revenue, adjusted OP, and adjusted FCF. For fiscal 2023, we continued our adjusted EPS growth performance stock unit (PSU) program as a long-term incentive (LTI) vehicle which we first introduced in fiscal year 2022. These were the same metrics we focused on in our quarterly performance updates to shareholders. Our recent history of performance on these four metrics is shown below.



Note: See Annex A to this proxy statement for a reconciliation of non-GAAP and GAAP financial measures.

* FY23 includes $0.03 impact of noncontrolling interest expense from the Nextracker IPO.

Compensation Highlights for Fiscal Year 2023

Our pay-for-performance compensation philosophy aims to tie actual pay delivery to performance. We believe above-target performance should be rewarded when achieved, and below-target performance should lead to reduced compensation, including zero payouts for incentive elements when performance thresholds are not met. We also believe we should deliver a significant portion of executive pay in the form of equity awards, which are directly aligned with value delivered to shareholders.

- **Bonus payouts** were at 125% of target for all NEOs except Mr. Hartung, who earned a payout of 153% of target due to 50% of his bonus being tied to the results of the Agility Solutions segment.

- **ESG performance** increased NEO bonus payouts by 4 percentage points based on the level of ESG goal achievement against goals set at the beginning of the year.

- **Long-term incentive award** values were increased for our Chief Executive Officer, Chief Financial Officer, President, Agility Solutions and EVP, General Counsel. These increases resulted in total target compensation being competitively positioned versus our compensation peer group.

- **Performance share unit (PSU) payout = 200%:** Maximum payout of 200% was earned for the relative total shareholder return (rTSR) PSUs for the three-year performance cycle ending in fiscal year 2023 (PSUs vesting in June 2022), as the maximum performance level was achieved.

Summary of Compensation Program Changes for Fiscal Year 2023

For fiscal year 2023, the Company added several design elements to the annual incentive plan. The program changes are described below.

Program Element	Fiscal Year 2023 Design Changes	Rationale for Change
Bonus Metrics	Added an ESG modifier consisting of five metrics across four sustainability pillars that can collectively adjust bonus payouts +/- 10 percentage points	Underscore the importance of ESG and align to evolving market trends and investor expectations
	Added an individual performance modifier that can adjust bonus payouts +/- 10 percentage points	Enable the Committee to differentiate individual performance for the NEOs
OP Bonus Funding Factor	Corporate OP was changed from a single number to fund the bonus plan to a range around OP, where aggregate bonus payouts must be within +/-20 percentage points of Corporate OP achievement	Ensures affordability and alignment to shareholder returns
		Maintains the connection between enterprise-wide bonus plan results and payouts as well as pay for performance alignment

Fiscal Year 2023 Executive Compensation Summary

Our executive compensation program is structured to be competitive and allow us to attract and retain a high caliber leadership team. Further, it is intended to provide direct alignment between pay and performance. The illustrations below show the key elements of direct compensation for our NEOs in fiscal year 2023 and how those elements were allocated. A majority of target pay is performance-based and 90% is at risk for our CEO and 79% for our other NEOs (on average).



Fiscal Year 2023 Target Total Direct Compensation[1]

(1) PSUs are shown at face value (the target number of shares awarded multiplied by the closing stock price on the grant date).

Variable Compensation Element	Description
Short-Term Incentive Corporate / Segment NEOs 25% Revenue / 25% Segment Revenue 40% Adjusted OP / 25% Segment OP 35% Adjusted FCF / 50% Corporate Results	✓ Corporate executives are measured entirely on Flex financial objectives. ✓ Segment NEO metrics are evenly split between corporate and segment results (segment revenue and segment OP).
(+/-10%) ESG performance bonus modifier / (+/-10%) Individual performance bonus modifier	✓ All NEOs are measured against a group scorecard consisting of five ESG metrics that can modify bonus payouts. ✓ All NEOs are measured against achievement of individual goals that can modify bonus payouts.
Long-Term Incentive 25% Relative TSR PSUs / 25% Adjusted EPS Growth PSUs 50% Service-Based RSUs	✓ 25% are PSUs that may be earned based on Flex's TSR versus that of the TSR peer group over 12-, 24- and 36-month periods within a three-year vesting cycle, with earned shares vested and delivered at the end of the 36-month performance period. ✓ 25% are PSUs that may be earned based on Flex's adjusted EPS growth over three annual periods within a three-year vesting cycle. ✓ 50% are RSUs that vest equally over a three-year period.
Deferred Compensation	✓ Long-term cash incentives under our Deferred Compensation Plan have a target value equal to 30% of salary for each NEO, with 50% of funding fixed and 50% of funding linked to corporate bonus funding.

Compensation Philosophy

Flex's compensation philosophy is that pay should be meaningfully aligned with performance. Our pay programs are designed to tie actual pay delivery for our executives to performance against the Company's short-term and long-term objectives and the creation of shareholder value. A key purpose of our compensation programs is to attract, retain and motivate superior executive talent by providing competitive pay opportunities and then paying for the achievement of rigorous performance goals, while balancing the need to avoid excessive or inappropriate risk-taking and maintaining an appropriate cost structure. We actively manage our pay-for-performance philosophy as described below.

Program Feature	Overview
Competitive pay	• We regularly benchmark pay against a set of industry peers. • Base salaries and target cash compensation are competitively positioned for our NEOs to manage fixed costs and emphasize paying for performance.
Substantial emphasis on at-risk compensation	• Programs are designed to link pay delivery to the achievement of pre-determined performance goals that directly correlate with enhanced shareholder value. • 90% of Ms. Advaithi's fiscal year 2023 target total direct compensation was at-risk and 79% of target total direct compensation for our other NEOs, on average, was at-risk. • 100% of at-risk compensation is based on achievement of core financial metrics and/or is subject to market risk based on stock price or relative TSR performance. Incentive outcomes are based on a formulaic calculation of results against pre-determined financial or TSR-based performance targets. • Formulaic funding results under the annual incentive plan are modified based on achievement of ESG metrics (+/-10 percentage points) and individual performance (+/-10 percentage points). • The Board, or the Compensation and People Committee if so delegated by the Board, maintains the authority to adjust annual incentive bonus payouts if such payouts do not align with the Company's overall performance.
Focus on long-term performance	• While measurement of short-term results maintains day-to-day focus, we believe that shareholder value is built over the long term. • For Ms. Advaithi's fiscal year 2023 target total direct compensation, 74% was in the form of long-term incentives, half of which are linked to either the achievement of relative TSR performance or adjusted EPS growth goals. On average, 58% of target total direct compensation for our other NEOs was in the form of long-term incentives, tied to achievement of the same objectives as Ms. Advaithi. • We emphasize the NEOs' alignment with our shareholders' long-term interests by enforcing rigorous share ownership guidelines.

Our compensation program is highly responsive to changes in our operating and stock price performance, as illustrated below with respect to our CEO's total direct compensation.



Fiscal Year 2023 CEO Compensation Performance Scenario Comparisons (Illustrative)

* Grant date value of PSUs based on the closing stock price on date of grant (face value).

Illustrative Assumptions	Bonus & PSU Payouts	Stock Price
Low Performance Scenario	50% of Target	$8.43 (Grant Price – 50%)
High Performance Scenario	150% of Target	$25.28 (Grant Price + 50%)

Notice & Proxy Statement

Annual Report

Shareholder Info

Compensation-Setting Process and Decisions for Fiscal Year 2023

Alignment with Compensation and Corporate Governance Best Practices

The Compensation and People Committee regularly reviews our compensation programs, peer company data, and best practices in executive compensation. We have adopted corporate governance and compensation practices and policies that our Compensation and People Committee, along with our Board, believes help to advance our compensation goals and philosophy.

What We Do	What We Do Not Do
✓ Our Compensation and People Committee is composed entirely of independent members with a robust review process.	✗ We do not enter into NEO employment agreements.
✓ We use a pay-for-performance executive compensation model that focuses primarily on corporate performance, with the majority of executive compensation at-risk and long-term.	✗ We do not pay severance in the event of an executive's voluntary resignation or retirement.
✓ We maintain a clawback policy so we could recoup compensation paid to an executive officer in the event of a material restatement of financial results.	✗ We do not allow hedging or short sales of Company equity, and we do not permit using our shares as collateral for margin accounts or pledging of Company equity as collateral for loans.
✓ Our Compensation and People Committee retains an independent compensation advisor.	✗ We do not provide excise tax gross-ups with respect to compensation awarded following change-of-control events.
✓ We conduct regular shareholder outreach and consider shareholder advisory votes and views in determining executive compensation strategies.	✗ We do not have single trigger accelerated vesting of equity awards upon a change in control.
✓ We maintain robust share ownership guidelines for NEOs and Directors.	✗ We do not provide excessive or non-customary executive perquisites.
	✗ We do not pay dividends or dividend equivalents on our unvested equity awards.
	✗ We do not permit options/SAR repricing (including cash buyouts) under our equity incentive plan without shareholder approval.

Compensation and People Committee

The Compensation and People Committee is responsible for recommending to our Board the compensation of our Chief Executive Officer, all other NEOs, and Section 16 officers. The Compensation and People Committee also administers our equity compensation plans, evaluates the effectiveness of our overall executive compensation programs, monitors our say-on-pay results, and reviews the Company's talent assessment and succession planning.

The Compensation and People Committee regularly assesses our compensation programs to ensure they are appropriately aligned with our business and human capital strategies and achieving their objectives. The Compensation and People Committee also reviews market trends and changes in competitive pay practices. Based on its review and assessment, the Compensation and People Committee regularly approves changes in our compensation programs or recommends such changes to our Board.

Say-on-Pay Vote

The Compensation and People Committee believes that our executive compensation program is consistent with our pay-for-performance philosophy and provides proper alignment of incentives for our executives while ensuring long-term value creation for our shareholders. Each year, we evaluate our program in light of the strategic direction of the Company, market conditions, shareholder views (including the results of our annual say-on-pay resolution), and governance considerations, and make changes deemed appropriate for our business.

At our 2022 annual general meeting, we had strong support for the compensation of our NEOs, with over 96% of the votes cast in favor of our say-on-pay resolution. We continue to evaluate our compensation program by taking into account the voting results, shareholder feedback, and other factors used in assessing the program as discussed in this CD&A.

Independent Consultants and Advisors

The Compensation and People Committee has the authority to retain and terminate any independent, third-party compensation consultants and to obtain advice and assistance from internal and external legal, accounting, and other advisors. During fiscal year 2023, the Compensation and People Committee retained FW Cook as its independent compensation consultant.

FW Cook furnished the Compensation and People Committee with reports on the following topics: peer group composition, compensation data and analysis relating to the compensation of our NEOs, short- and long-term compensation program design, compensation program risk assessment, annual share utilization and shareholder dilution levels resulting from equity plans, competitive severance practices and executive share ownership and retention values.

The Compensation and People Committee confirmed that there are no personal or business relationships between any FW Cook employee and any member of the Compensation and People Committee or any NEO beyond the Flex relationship. Based on this information and other factors, including the factors set forth under Rule 10C-1 under the Exchange Act, the Compensation and People Committee assessed the independence of FW Cook and concluded that no conflict of interest exists that would prevent FW Cook from independently advising the Compensation and People Committee. Outside of engaging on executive and Board member compensation and related matters, FW Cook does not provide any other services to the Company.

Role of Executive Officers in Compensation Decisions

The Compensation and People Committee meets with our Chief Executive Officer and other executives to obtain recommendations with respect to the structure of our compensation programs. The CEO and certain other executives also assess the performance of other individual executives and make recommendations regarding their compensation. Decisions related to the compensation of the CEO (including recommendations to the Board regarding the same) are made independently by the Compensation and People Committee, without input from management. In addition, our CEO and other executives develop recommendations for performance measures and target performance goals under our incentive plans based on management's business forecast—both at the Company and segment levels. These recommendations are approved by the Compensation and People Committee as well as by our Board when appropriate.

Executive Compensation Peer Group

Relying upon data provided by our independent compensation consultant, the Compensation and People Committee undertakes a review, on an annual basis, of the compensation peers that we use to provide insight into market-competitive pay programs, levels and practices. The criteria used to develop the peer group were unchanged from fiscal year 2022, continuing with revenue and market cap as the financial measures, as well as similar industry focus and publicly listed companies with headquarters in the U.S. as the other selection criteria. Applying these criteria, carried over from fiscal year 2022, did not result in any peer group changes – Flex continued with the same 14 peer companies as in fiscal year 2022.



Peer Group Criteria & Rationale

Public Company Ensures market data availability.

United States Headquarters Ensures labor market overlap.

Manufacturing with a Technology Focus[1] Ensures alignment with industry practice.

Revenue Ensures alignment with business size and complexity.

Market Cap Ensures alignment between LTI awards and the value of the Company's stock.

(1) Initial industry selection criteria focused on companies assigned to the following GICS codes: Hardware and Equipment (4520) and Capital Goods (2010). Additional selection criteria were:
- Emphasis on technology and electronics or other specialty manufacturers (rather than pure distributors); and
- Business-to-business technology, machinery, or electronic peripheral providers.

Our peer group for fiscal year 2023 compensation decisions consisted of the following companies:

Arrow Electronics, Inc.	Jabil Inc.	TD SYNNEX Corporation
Avnet, Inc.	PACCAR Inc	Textron Inc.
Corning Incorporated	Parker Hannifin Corporation	Western Digital Corporation
Cummins Inc.	Sanmina Corporation	Xerox Holdings Corporation
Hewlett Packard Enterprise Company	Seagate Technology Holdings plc	

The peer group revenue and market cap summary statistics, as of the time of the analysis, are shown below.





In addition to our peer group companies, the Compensation and People Committee reviews standardized surveys of large technology and manufacturing firms to evaluate the competitiveness of Flex's compensation programs in the context of general industry compensation practices.

Fiscal Year 2023 Executive Compensation

Base Salary

The Compensation and People Committee typically reviews base salaries every year and makes recommendations to the Board of Directors about adjusting or maintaining salary levels to reflect competitive market data, individual performance, internal equity and promotions or changes in responsibilities. Base salary increases ranged from 0% - 2.5% in fiscal year 2023.

The following table sets forth the base salary increases of our NEOs for fiscal year 2023.

Name and Title	Annualized Base Salary for Fiscal Year 2022 ($)	Annualized Base Salary for Fiscal Year 2023 ($)	Percentage Change
Revathi Advaithi Chief Executive Officer	1,325,000	1,325,000	0.0%
Paul R. Lundstrom Chief Financial Officer	720,000	735,000	2.1%
Hooi Tan[1] President, Global Operations and Components	N/A	700,000	N/A
Michael P. Hartung President, Agility Solutions	720,000	735,000	2.1%
Scott Offer Executive Vice President, General Counsel	647,000	663,000	2.5%

(1) Mr. Tan was promoted to President, Global Operations and Components, effective April 1, 2022.

Incentive Bonus Plan

In designing the incentive bonus plan, our Chief Executive Officer and management team develop and recommend performance metrics, weightings and targets, which are reviewed and are subject to final approval by the Compensation and People Committee. Fiscal year 2023 corporate level performance metrics, weightings, and changes relative to fiscal year 2022 were as follows:

Metrics	Fiscal Year 2022 Weightings	Fiscal Year 2023 Weightings
Adjusted OP	40%	40%
Adjusted FCF	35%	35%
Revenue	25%	25%
ESG / Individual Performance	None	Used as an additive modifier

The adjusted OP, adjusted FCF, and revenue metrics and weightings remained the same from fiscal year 2022 to fiscal year 2023 and focus on profitability, conversion of profit into free cash flow through working capital and inventory management, and top line growth.

Adjusted OP acts as both a metric within the plan, and the overall funding metric of our global bonus program, as illustrated below on page 68. Adjusted OP achievement generates an enterprise-wide funding pool based on the same adjusted OP targets as used for the Corporate NEO bonus plan, which acts to ensure affordability and alignment to shareholder returns. Prior to fiscal year 2023, to the extent Corporate OP payout was either above or below the enterprise-wide payout, a corresponding adjustment was made to the final bonus payout. The Company maintained the OP funding factor in fiscal year 2023, but instead of utilizing Corporate OP as a single number to fund the bonus plan, a range around OP was used – where aggregate bonus payouts must be within +/-20% of Corporate OP achievement. This change maintains the connection between enterprise-wide bonus plan results and payouts as well as pay for performance alignment.

Performance for segment Presidents is measured at both the Corporate and segment levels, with a 50% weighting of each. This 50/50 weighting split emphasizes the importance of enterprise-wide performance and encourages a balanced approach between accountability for segment performance and cooperation across the enterprise. The corporate performance metrics are as defined above. The metrics for segment performance are segment OP and revenue, weighted equally.

The Company added an ESG performance modifier and an individual performance modifier to the incentive bonus plan for fiscal year 2023. Each can adjust the final bonus payout +/- 10 percentage points for a combined total of +/-20 percentage points. Final bonus payouts are subject to the bonus plan cap of 200% of target.

The following table summarizes the key features of our fiscal year 2023 incentive bonus plan.

Feature	Component	Objectives
Performance targets	• Based on key short-term Corporate and segment financial metrics	• Aligns executive incentives with performance • Rewards achievement of short-term objectives
Performance measures	• Revenue and adjusted OP at the Company and segment level, and adjusted FCF at the Company level • Weightings for these metrics are fixed, and measured at the corporate level for all executives and at the segment level for segment executives • Adjusted OP measured at the Company level is also used as the funding metric for aggregate bonus payouts across the Company	• Emphasizes pay-for-performance by linking individual compensation to performance on metrics that are key drivers of shareholder value • Promotes accountability by tying payouts to achievement of minimum performance thresholds • Ties aggregate payouts to Company's overall profitability, helping to ensure affordability
Bonus modifiers	• Five ESG metrics across four sustainability pillars of environment, labor, health & safety, and inclusion & diversity • Individual performance	• Emphasizes Company's Sustainability Plan goals • Underscores the importance of ESG and aligns to evolving market trends and investor expectations • Enables the Committee to differentiate pay based on individual NEO's performance
Bonus payments	• Based on achievement of financial performance objectives, ESG performance and individual performance • Target bonus opportunities set at percentage of base salary, based on executive's level of responsibility • ESG and individual performance additive modifiers can adjust bonus payouts +/-10 percentage points each • Annual incentive bonuses range from 0% of target to a maximum of 200% of target • No payout awarded for any measure where threshold performance is not achieved • The Board, or the Compensation and People Committee if so delegated by the Board, has the authority to adjust bonus payouts if appropriate in the context of the Company's overall performance	• Reflects the Company's emphasis on pay-for-performance by linking individual compensation to financial performance • Encourages accountability by conditioning bonus payments on the achievement of at least the minimum performance thresholds

Non-GAAP Adjustments

We used adjusted non-GAAP performance measures (adjusted OP and adjusted FCF) for our incentive bonus plan in fiscal year 2023, and adjusted EPS in our fiscal 2023 adjusted EPS growth PSU grants. Using adjusted measures eliminates the distorting effect of certain unusual income or expense items. The adjusted performance measures are consistent with those used in our quarterly earnings releases. The adjustments are intended to align award payout opportunities with the underlying growth of our business and avoid misalignment in outcomes based on unusual items.

In calculating non-GAAP financial measures, we excluded certain items to make it easier to compare the Company's operating performance on a period-to-period basis because such items are not, in the Compensation and People Committee's view, related to the Company's ongoing operational performance. The non-GAAP measures are used to evaluate more accurately the Company's operating performance, to calculate return on investment, and to benchmark performance against competitors. For fiscal year 2023, non-GAAP adjustments consisted of excluding amortization of intangible, customer-related assets impairments (recoveries); restructuring charges; after-tax stock-based compensation expense; legal and other; and Nextracker IPO-related activity. All adjustments are subject to approval by the Compensation and People Committee to ensure that payout levels are consistent with performance. See Annex A to this proxy statement for a reconciliation of GAAP to non-GAAP financial measures.

For purposes of calculating performance under our incentive bonus plan in fiscal year 2023, we also would have excluded from the calculation of performance, extraordinary items or events that would have had an unanticipated impact, corporate transactions (including acquisitions or dispositions), and other unusual or nonrecurring items. For purposes of EPS (under the adjusted EPS growth PSU program), the impact of unplanned share repurchases attributable to corporate transactions (including acquisitions or dispositions) will be disregarded.

These calculation exclusions were implemented to focus participants on results over which they have control and maintain motivation to continuously improve performance when faced with significant, unexpected disruptions out of their control.

Target Incentive Awards

Fiscal year 2023 bonus targets for the NEOs as a percent of base salary are shown below. With the exception of our President, Global Operations and Components, who was promoted to the position effective April 1, 2022 with a bonus target of 110%, other NEOs' bonus targets as a percent of salary were not increased from fiscal year 2022.

Name and Title	Fiscal year 2023 Target Bonus (% of Salary)	Fiscal year 2023 Target ($)
Revathi Advaithi Chief Executive Officer	165%	2,186,250
Paul R. Lundstrom Chief Financial Officer	110%	808,500
Hooi Tan President, Global Operations and Components	110%	770,000
Michael P. Hartung President, Agility Solutions	100%	735,000
Scott Offer Executive Vice President, General Counsel	100%	663,000

Incentive Payouts for CEO, CFO, General Counsel, and President, Global Operations and Components

The table below sets forth the payout opportunities that were available to Ms. Advaithi, and Messrs. Lundstrom, Tan and Offer based on different levels of corporate performance. These targets are considered rigorous and were validated within the context of analyst expectations. The bonus for Mr. Hartung was also in part based on the results of his segment.

No payout is made with respect to any metric if the threshold performance level is not achieved. Payouts at the maximum level for the annual incentive bonus would require strong performance.

Performance targets are determined based on Board-approved financial plans—both at Company and segment levels. Maximum payout levels were tied to "stretch" levels of performance.

Fiscal Year 2023 Short-Term Incentive Plan

	Weight	Payout (% of Target)			Actual Performance ($)	Actual Payout (% of Target)
		Threshold%[1]	100%	200%		
Revenue ($M)	25%	$26,772	$28,787	$29,939	30,346	200%
Adjusted OP ($M)	40%	$1,199	$1,410	$1,551	1,442	122%
Adjusted FCF ($M)	35%	$330	$550	$770	335	51%

● Actual Payout Based on Performance

(1) Threshold payout on Revenue and Adjusted OP metrics was 30% of target. For the Adjusted FCF metric, threshold payout was 50% of target.

OP Funding Factor

The fiscal year 2023 adjusted OP funding factor was 106.8%. Formulaic funding of all Flex bonus plans was lower in aggregate than what funding would have been if based on Corporate OP. Funding of all bonus plans was positively adjusted (by +6.8% in the case of the executive officer incentive bonus plan) to align Company-wide bonus funding levels with OP performance, consistent with underlying plan mechanics as shown below.

ESG Modifier

In fiscal year 2023, an ESG modifier was incorporated into the incentive bonus plan for NEOs. The ESG modifier is based on five quantitative ESG metrics tied to four sustainability pillars as set forth below that can collectively modify bonus payouts +/-10 percentage points.

Notice & Proxy Statement

Annual Report

Shareholder Info

Sustainability Pillar	ESG Metric
Environment	Achieve absolute scope 1 and 2 greenhouse gas (GHG) emissions reduction target
	Achieve zero waste manufacturing site certification target
Labor	Complete targeted manufacturing site audits for Responsible Business Alliance (RBA) factory of choice certification
Health and Safety	Achieve total case incident rate (TCIR) target
Inclusion & Diversity	Increase female (globally) and underrepresented minority (U.S. only) managerial representation

ESG performance against the stated ESG metrics resulted in an additive modifier of +4 percentage points to NEO bonus payouts.

Individual Performance Modifier

An individual performance additive bonus modifier was included in the bonus plan for NEOs in fiscal year 2023. The modifier can adjust bonus payouts +/-10 percentage points. An assessment of individual NEO performance at year-end found that, overall, each NEO achieved their individual performance goals for the year. As such, no bonus adjustments for individual performance were made for any of the NEOs in fiscal year 2023.

For fiscal year 2023, the Company's performance resulted in payouts as shown below:


Payout on Weighted Metrics 117%
X
Plan Funding Based on Adj OP Achievement 106.8%
=
Formulaic Bonus Payout 124.8%
+
ESG Modifier 4%
+
Individual Performance Modifier 0%
=
Final Bonus Payout 128.8%

Incentive Payout for Segment President

We treat the segment performance measures as confidential. As described above, 50% of the annual bonus for Mr. Hartung was based on the results of his segment, evenly split between revenue and adjusted OP. The remaining 50% of the performance measure weighting, including the impact of plan funding, was the same as for corporate executives outlined above. The combination of these inputs and the adjustment based on the OP funding factor resulted in a payout of 157% of target for Mr. Hartung.

Final Incentive Awards for the NEOs

The bonus payout levels for our NEOs were as follows:

Name	Fiscal Year 2023 Annual Incentive Bonus Target (Potential Bonus as a percentage of Base Salary)	Fiscal Year 2023 Annual Incentive Actual Bonus ($)	Fiscal Year 2023 Actual Annual Incentive Bonus as a Percentage of Full Year Target Bonus
Revathi Advaithi	165%	2,815,671	128.8%
Paul R. Lundstrom	110%	1,041,267	128.8%
Hooi Tan	110%	991,683	128.8%
Michael P. Hartung	100%	1,152,627	156.8%
Scott Offer	100%	853,878	128.8%

Long-Term Share-Based Incentive Compensation

In fiscal year 2023, the Board, upon the recommendation of the Compensation and People Committee, granted share-based long-term incentives to our senior executives as an incentive to maximize the Company's long-term performance and drive shareholder value creation. These long-term incentives are designed to align the interests of the NEOs with those of our shareholders and to give each NEO a significant incentive to manage the Company from the perspective of an owner with a direct stake in the business. Long-term equity awards are also intended to promote retention, as unvested shares are forfeited if an executive voluntarily leaves the Company.

Half of the long-term incentive value was delivered in the form of service-based RSUs. TSR-based PSUs represent 25% of our NEOs' share-based long-term incentive awards (based on face value of the awards) in fiscal year 2023 and the remaining 25% was delivered in the form of adjusted EPS growth PSUs. (The actual grant value mix disclosed in the tables of this proxy

statement may deviate from this 50/25/25 RSU/TSR PSU/EPS PSU split due to the Monte Carlo accounting valuation used for the TSR-based PSUs.) The Compensation and People Committee believes this targeted 50/50 allocation between RSUs and PSUs promotes retention, and links long-term compensation to the Company's long-term performance and shareholder outcomes.

Restricted Share Unit Awards (RSUs)

Fifty percent of each NEO's share-based long-term incentive award is in the form of RSUs. These service-based RSUs vest in three equal installments on the first three anniversaries of the grant date, subject to continued employment. Payouts are made in shares, so the value of an RSU award increases or decreases based on share price performance from the grant date, further aligning the interests of the executive with long-term shareholder value creation. Before an RSU vests, the holder has no ownership rights in the shares and is not entitled to dividends or dividend equivalents.

rTSR PSUs

Twenty five percent of each NEO's share-based long-term incentive award is in the form of rTSR PSUs. The rTSR PSU awards granted in fiscal year 2023 will be earned (or not), at up to a maximum of 200% of target, based upon Flex's percentile rank of TSR over a three-year period compared to the rTSR peer group companies (described below). Performance is measured over three discrete measurement periods—of 12-, 24-, and 36- months—within each three-year cycle, as illustrated below. The rTSR PSU final payout will be based on the average payouts of these three performance periods and does not occur until after the conclusion of the full 36-month performance period.



The use of discrete measurement periods aims to minimize the potential impact of short-term share price volatility at the end of the performance period. The Compensation and People Committee believes that this approach focuses NEOs on the achievement of sustainable long-term shareholder returns and provides a payout that is more reflective of the shareholder experience over the entire three-year cycle. Except in the event of an employee's death, disability, or retirement, no portion of a PSU award is earned or distributed until the conclusion of the full three-year performance period.

The number of shares earned is dependent on the percentile rank achieved, within each of the 12-, 24- and 36- month periods, as shown below.



Note: Straight-line interpolation is used to determine shares earned when results are between targets.

The TSR peer group is reviewed and updated annually based on the filtering criteria below.

1. Reflect likely competitors for investor funds
2. Focus on the same or similar industries to Flex and subject to similar macroeconomic forces
3. Approximate the margin range for electronic manufacturing industry

These considerations resulted in the following selection methodology:

Fourteen compensation peer group companies, plus companies meeting all of the following criteria:

1. Industry membership in Technology Hardware & Equipment (GICS code 4520) and Capital Goods (2010)
2. Annual revenue is between $5 billion and $125 billion
3. Market cap is between $1 billion and $40 billion
4. Annual operating margin is 10% or less

Based on the selection methodology listed above, our FY23 TSR peer group is comprised of the following:

Acer Inc.	Johnson Controls International
AECOM	Lite-On Technology Corporation
AGCO Corporation	MasTec, Inc.
Arrow Electronics, Inc.*	Micro-Star International Co., Ltd.
ASUSTeK Computer Inc.	Oshkosh Corporation
AU Optronics Corporation	PACCAR Inc*
Avnet, Inc.*	Parker Hannifin Corporation*
Beacon Roofing Supply, Inc.	Pegatron Corporation
Boise Cascade Company	Qisda Corporation
Bombardier Inc.	Quanta Computer Incorporated
Builders FirstSource	Quanta Services
CDW Corporation	Resideo Technologies, Inc.
CommScope Holding Company, Inc.	Sanmina Corporation*
Compal Electronics	Seagate Technology Holdings plc*
Cornerstone Building Brands	SNC-Lavalin Group Inc.
Corning Incorporated*	Synnex Technology International Corp.
Cummins Inc.*	TD SYNNEX Corporation*
Delta Electronics, Inc.	Textron Inc.*
EMCOR Group, Inc.	UFP Industries, Inc.
Far Eastern New Century	Univar Solutions Inc.
Finning International Inc.	Walsin Lihwa Corp.
Fluor Corporation	Watsco, Inc.
Hewlett Packard Enterprise Company*	WESCO International
HP Inc.	Western Digital Corporation*
Huntington Ingalls Industries	Wistron Corporation
Icahn Enterprises L.P.	Wiwynn International Corporation
Innolux Corporation	WPG Holdings
Insight Enterprises Inc.	WSP Global Inc.
Inventec Corporation	WT Microelectronics Co., Ltd.
Jabil Inc.*	Xerox Holdings Corporation*

* Denotes an existing compensation peer group company

The TSR peer group contains companies headquartered and listed in the U.S., Canada and Taiwan as a reflection of the global nature of the industry in which Flex operates.

Adjusted EPS Growth PSUs

We added adjusted EPS growth PSUs to the LTI program in fiscal year 2022 in order to improve participant line-of-sight to achievement of our long-term financial strategy, based in part on generating substantial EPS growth. These PSUs represent 25% of our NEOs' share-based long-term incentive awards (based on the target value of the awards as described below). These PSU awards will be earned (or not), at up to a maximum of 200% of target, based upon Flex's achievement of adjusted EPS growth targets.

In setting the adjusted EPS growth targets, the Compensation and People Committee considered the following inputs:

- Flex's historical EPS growth performance;
- Peer company (both compensation and US-based TSR peers) historical non-GAAP EPS growth performance;
- Company's long-term financial strategy; and
- Company's investor guidance for fiscal year 2023.

Performance will be measured over a three-year period in three discrete annual measurements within each three-year cycle, as illustrated below. Performance during each of the three years is averaged in the end, determining the final percentage of shares vesting (as % of target). Except in the event of an employee's death, disability, or retirement, none of the shares are earned or distributed until the end of the three-year cycle.


FY'23 Adjusted EPS Growth PSUs
3RD PERF CYCLE
2ND PERF CYCLE
1ST PERF CYCLE
Calculate Year 3
Performance & Payout
Calculate Year 2
Performance & Payout
Calculate Year 1
Performance & Payout
0
12
24
36
Performance Period (# of Months)
Set targeted performance

End of year value becomes starting point for next year's measurement

$$\text{Final Payout} = \frac{\text{Year 1} + \text{Year 2} + \text{Year 3 Payouts}}{3}$$

Adjusted EPS growth rates will be calculated using non-GAAP adjustments summarized on page 66 of this proxy statement. Adjusted EPS used for purposes of adjusted EPS growth PSU performance calculations will also exclude the impact of extraordinary items or events that have an unanticipated impact, corporate transactions (including acquisitions or dispositions), and other unusual or nonrecurring items. For purposes of EPS, the impact of unplanned share repurchases attributable to corporate transactions (including acquisitions or dispositions) will also be excluded. The rationale for excluding the impact of significant items or events that have an unanticipated impact is to focus participants on factors within their control, and preserve the incentive orientation of the plan in the face of significant, unforeseen business disruptions or other events. The objective of excluding the impact of M&A is to measure performance on the same basis and business composition as in place at the start of the performance period.

Actual fiscal year 2023 adjusted EPS growth performance for the two in-flight performance cycles (awards granted in FY'22 and FY'23) was above the maximum performance adjusted EPS growth goal of 12%, resulting in 200% of target shares earned for years 1 and 2 of the FY'22 award, and year 1 of the FY'23 award. Each award is measured over a three-year period and no shares vest until the end of the performance period.

See also Annex A to this proxy statement for a reconciliation of GAAP to non-GAAP financial measures.

Grants During Fiscal Year 2023

The Compensation and People Committee and the Board considered the following factors when determining the value of the fiscal year 2023 NEO equity awards:

- Peer group compensation data for similarly situated executives;
- Future potential to contribute to the Company's growth and potential to grow in current role and expand scope of responsibility and contribution over time;
- Individual performance and internal equity; and
- Peer group data on annual share usage and overall shareholder dilution.

Long-Term Incentive Awards

The table below summarizes the approved PSU and service-based RSU awards granted to our NEOs in fiscal year 2023.

Executive Officer	Target rTSR-Based PSUs (Shares)	Target Adjusted EPS Growth-Based PSUs (Shares)	Service-Based RSUs (Shares)	Target Total Equity Award Value ($)
Revathi Advaithi	148,367	148,367	296,735	9,999,953
Paul R. Lundstrom	36,721	36,721	73,442	2,474,996
Hooi Tan	26,706	26,706	53,412	1,799,984
Michael P. Hartung	26,706	26,706	53,412	1,799,984
Scott Offer	26,706	26,706	53,412	1,799,984

The target award values shown above vary from the values shown in the Summary Compensation Table and Grants of Plan-Based Awards Table because the accounting cost of our rTSR-based PSUs is based on a Monte Carlo valuation. The intended award value above was calculated as the target number of shares multiplied by the share price on the date of the grant. The actual value to be earned will depend on Flex's multi-year TSR performance versus the TSR peer group, its adjusted EPS growth performance, as well as its stock price performance.

Payouts of Prior PSUs

The performance period for the rTSR PSUs granted in fiscal year 2020 ended in fiscal year 2023. The fiscal year 2020 TSR PSU grants measured our TSR versus the constituents of the S&P 500 from June 11, 2019 (the grant date) through June 11, 2022 (the performance period end), using a trailing 20-day average trading price for both the beginning and the end of the performance period. Our three-year TSR achievement of 71.2% over the performance period was above the 75th percentile maximum level, resulting in a maximum 200% of target payout for this award.

Administration of Equity Award Grants

As a matter of good corporate governance, equity awards are not timed in relation to the release of material information.

Benefits

Non-qualified Deferred Compensation Awards

Each of the NEOs participates in the 2010 Deferred Compensation Plan (NQDC Plan), intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. In addition to voluntary contributions, Flex makes annual awards to the NEOs under the NQDC Plan, the key terms of which are summarized below.

NQDC Plan Design Element	Description

Annual Targeted Amount	• Target amount is 30% of each participant's base salary (for ongoing contributions).
	• Maximum amount is 37.5% of each participant's base salary, if the performance-based portion is funded at maximum.
	  • Subject to approval of Compensation and People Committee
	  • Subject to offsets for non-U.S. executives' pension and other benefits

Targeted Contributions	• 50% of the targeted contributions (15% of salary at target) is based on the corporate funding level of the annual corporate bonus plan. • 50% of the targeted contributions (15% of salary) is not tied to performance.
Vesting Schedule	• Flex's contributions, together with earnings on those contributions, will vest in full after four years, provided the participant remains employed by the Company.
Investment of Balances	• Deferred balances in a participant's account are deemed to be invested in hypothetical investments designated by the participant. • Investment options generally mirror those available under the Company's tax-qualified 401(k) plan. • The appreciation, if any, in the account balances is due solely to the performance of these underlying investments.
Distribution Options	• Vested balances may be distributed upon termination of employment either through a lump sum payment or in installments over a period of up to ten years, as elected by the participants. • Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to ten years.

The deferred account balances are unfunded and unsecured obligations of the Company, receive no preferential standing, and are subject to the same risks as any of the Company's other general obligations.

Initial Company contributions are 50% of base salary and are not tied to Company performance. Thereafter, annual Company contributions are equal to 30% at target (37.5% at maximum) of each participant's base salary (subject to offsets for non-U.S. executives' pension and other benefits).

The Company may make an additional discretionary matching contribution in connection with voluntary deferrals to reflect limitations on our matching contributions under our 401(k) plan.

Company Deferred Compensation Awards for Fiscal Year 2023

During fiscal year 2023, (i) Ms. Advaithi and Messrs. Lundstrom, Hartung and Offer each received deferred compensation awards with a value that averaged approximately 29.8% of their respective fiscal year 2022 base salaries, and (ii) Mr. Tan received a deferred compensation award with a value of 14.9% of his fiscal year 2022 base salary. The award values are reflected as Company contributions to the NEOs' deferral accounts, with half of the contributions being based on the performance of the FY22 Corporate annual incentive plan.

Voluntary Contributions

Under the NQDC Plan, participants may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. Participants are 100% vested in their own deferrals at all times.

Additional Information

For additional information about the NEOs' contributions to their respective deferral accounts, Company contributions to the NEOs' deferral accounts, earnings on the NEOs' deferral accounts, withdrawals from the NEOs' deferral accounts, and deferral account balances as of the end of fiscal year 2023, see the section titled "*Executive Compensation—Nonqualified Deferred Compensation in Fiscal Year 2023.*"

Executive Perquisites

Perquisites represent a small part of the overall compensation program for the NEOs. In fiscal year 2023, they were limited to the premiums paid by the Company on long-term disability insurance for all of our NEOs.

Relocation Assignments

In accordance with our executive relocation policy, we agreed to reimburse documented and reasonable expenses that Mr. Tan incurred in his relocation to the San Francisco Bay Area where Flex has corporate offices. In fiscal year 2023, these expenses consisted of $74,941, comprised of moving and temporary housing expenses in the amount of $63,506 and tax preparation services expenses in the amount of $11,435, consistent with our standard relocation policy at the executive officer level. These were the final expenses associated with Mr. Tan's relocation. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

401(k) Plan

Under our 401(k) plan, all of our employees, including our NEOs, are eligible to receive matching contributions. We also offer annual discretionary matching contributions based on Company performance and other economic factors as determined at the end of the fiscal year. For fiscal year 2023, we elected not to make discretionary contributions on behalf of any NEO.

Other Benefits

NEOs are eligible to participate in all of the Company's employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance, in each case on the same basis as other U.S. employees, subject to applicable law.

Termination and Change of Control Arrangements

The NEOs are entitled to certain termination and change of control benefits. These benefits are described and quantified under the section titled "*Executive Compensation—Potential Payments Upon Termination or Change of Control.*"

The Compensation and People Committee has adopted the Flex Ltd. Executive Severance Plan (the "Severance Plan"), which covers senior level employees of the Company, including all of the NEOs except the Chief Executive Officer, whose severance benefits were defined under a letter agreement entered into in connection with her hiring. Under the Severance Plan, in the event of a termination of employment by the Company without "cause" or by a participant for "good reason" (as each such term is defined in the Severance Plan), the participant will receive the following benefits, subject to the participant entering into and complying with a transition and release agreement in a form provided by the Company ("Transition Agreement"):

Severance Plan Termination Benefit	Description
Salary and Benefits Continuation	• Salary and benefits coverage continuation for duration of transition period provided in the Transition Agreement
Bonus Treatment	• Pro-rated portion of annual bonus, based on actual performance through the end of the performance period
Equity Vesting	• Time-based and performance-based RSUs, PSUs, and deferred compensation awards continue vesting during the transition period • Following the transition period, accelerated vesting of RSUs and deferred compensation awards that would have vested during the one-year period following the transition period. • Continued vesting is subject to the participant's release of claims and compliance with post-termination covenants under a Transition Agreement • All other unvested awards are forfeited

During the period when an NEO is transitioning out of his or her role, he or she is required to discharge his or her transition duties and comply with other terms and conditions set forth in the Transition Agreement, including customary non-competition, non-solicitation, non-disclosure, non-disparagement, and cooperation provisions. Any violation of such obligations may result in cessation of benefits and trigger clawback rights of the Company.

Ms. Advaithi's employment may be terminated by Ms. Advaithi or the Company at any time, with or without "cause." Pursuant to the letter agreement entered into with Ms. Advaithi at her hiring, in the event that Ms. Advaithi terminates her employment for "good reason" or is terminated without cause, Ms. Advaithi would be entitled to receive, subject to execution and non-revocation of a standard release of claims, the benefits summarized below:

Termination Benefit	Description
Cash Compensation Continuation	• Two years' continued payment of base salary and two years of her target annual bonus amount
Equity and Deferred Compensation Vesting	• Two years' continued vesting of outstanding equity awards and deferred compensation
Benefits Coverage	• Two years' continued benefits coverage
"Good Reason" Definition	• Material diminution in position, authority, duties or responsibilities • Assignment of any duties materially inconsistent with status as an officer • Failure by the Company to obtain the written assumption of the Executive Severance Plan by a successor to the Company • Material reduction in target base salary and target bonus opportunity • Mandatory relocation of 50 miles or more

The following are the termination benefits applicable for all NEOs in the event of a change of control:

Termination Benefit	Description
Deferred Compensation Vesting	• Under our NQDC Plan, vesting of initial and annual awards will accelerate • Acceleration triggered only if employment is terminated without cause or by the executive for good reason within two years of the change of control (i.e., "double trigger" accelerated vesting)
Equity Vesting	• Under the terms of our equity incentive plans, unvested awards will automatically accelerate if not assumed or replaced by the acquirer on an economically equivalent basis (double trigger) • Under the terms of our equity plans, the Compensation and People Committee also has the ability to provide that certain awards may automatically accelerate upon an involuntary termination of service within a designated time period following a change of control

The following are death, disability and retirement benefits applicable for all NEOs with respect to RSU, PSU and NQDC awards (starting with the fiscal 2021 awards).

Termination Scenario	Description of RSU, PSU and NQDC Treatment
Death or Disability	• RSU and NQDC vesting will accelerate upon the occurrence of these events • PSU vesting will accelerate based upon actual performance for completed periods during the measurement period and target performance for unfinished periods during the measurement period, and pro-rated for length of time employed during the performance period.

Retirement	• Retirement is defined as:
	  • Sum of age and service credits is equal to at least 65
	  • Minimum length of service is 5 years
	  • Minimum age is 55
	• Unvested RSUs and NQDC would continue to vest, with PSUs vesting based on actual performance at the end of the performance cycle
	  • Unvested PSUs would be pro-rated for length of time employed during the performance period

Executive Share Ownership Guidelines

We maintain robust share ownership guidelines in order to closely align the interests of senior management with those of our shareholders. The ownership guidelines for our NEOs are summarized below.

Ownership Guideline Design Element	Description
Targeted Ownership Value	• CEO – 6x salary • CFO – 3.5x salary • Other NEOs – 2.5x salary
Forms of Ownership Counted Toward Guideline	• All Ordinary Shares held outright by our executives • Unvested service-based RSUs
Compliance Period	• 5 years for new hires or newly promoted executives • If an executive's stock ownership requirement is increased other than due to a promotion, a three-year compliance transition period will be provided to acquire the incremental shares

Unearned performance-based restricted stock units, and shares underlying unexercised stock options (whether vested or unvested, whether time- or performance-based and whether in-the-money or not) do not count as stock owned for purposes of the guidelines.

Our Compensation and People Committee and our Nominating, Governance and Public Responsibility Committee both monitor the share ownership of management. The Company has determined that the NEOs either are in compliance with or are on target to be in compliance with the applicable ownership requirements by the applicable deadline.

Executive Incentive Compensation Recoupment Policy

Our Executive Incentive Compensation Recoupment Policy covers our executive officers and the direct reports of our Chief Executive Officer, and applies to bonuses and awards under the Company's short- and long-term incentive plans, awards under our equity incentive plans, and contributions under our deferred compensation plans where the contributions are based on the achievement of financial results. In the event of a material restatement of financial results where a covered officer engaged in fraud or misconduct that caused the need for the restatement, the Board will have discretion to recoup incentive compensation of any covered officer if and to the extent the amount of compensation that was paid or that vested would have been lower if the financial results had been properly reported (where such recoupment may be effectuated via the cancellation or clawback of time- or performance-based equity awards or other incentive compensation). In the case of equity awards that vested based on the achievement of financial results that were subsequently reduced, the Board also may seek to recover gains from the sale or disposition of vested shares (including shares purchased upon the exercise of options that vested based on the achievement of financial results). In addition, the Board will have discretion to cancel outstanding equity awards where the financial results that were later restated were considered in granting such time- or performance-based awards. The Board may seek recoupment only in cases where the restatement occurs within 36 months of the publication of the audited financial statements that are restated.

We expect to modify our recoupment policy, or otherwise adopt a new policy, to comply with the SEC's recently issued final rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Act Wall Street Reform and Consumer Protection Act based on the applicable final Nasdaq listing standards.

Hedging and Pledging Policy

Our insider trading policy prohibits short-selling, trading in options or other derivatives on our shares, and engaging in hedging transactions by all employees (including executive officers) and directors. Our insider trading policy also prohibits our employees and directors from using our shares as collateral for margin accounts or pledging our shares as collateral for loans.

Compensation Risk Assessment

With the assistance of FW Cook, the Compensation and People Committee reviewed our compensation policies and practices and determined that our compensation programs do not encourage excessive or inappropriate risk-taking. The Compensation and People Committee believes that the design and mix of our compensation programs appropriately encourage our executive and senior officers to focus on the creation of long-term shareholder value. In its review, the Compensation and People Committee noted the following features:

- The Company's pay levels are generally aligned with market pay levels.
- The Company's compensation programs utilize best practices designed to mitigate risk, including:
  - Balanced mix of short-term cash and long-term equity pay;
  - Incentive programs that pay out based on a mix of performance metrics over varying time frames;
  - Long-term incentive program that includes both service-based RSUs and performance-based PSUs;
  - Incentive programs that have payout caps and reasonable leverage;
  - Share ownership guidelines and anti-hedging/pledging policies that encourage long-term equity ownership;
  - Compensation and People Committee having the ability to exercise discretion over formulaic incentive plan outcomes; and
  - Board-adopted incentive compensation recoupment policy.

Executive Compensation

The following table sets forth the fiscal years 2021, 2022 and 2023 compensation for:

- Revathi Advaithi, our Chief Executive Officer;
- Paul R. Lundstrom, our Chief Financial Officer; and
- Hooi Tan, Michael P. Hartung, and Scott Offer.

The executive officers included in the Summary Compensation Table are referred to in this proxy statement as our NEOs. A detailed description of the plans and programs under which our NEOs received the following compensation can be found in the section titled "Compensation Discussion and Analysis" of this proxy statement. Additional information about these plans and programs is included in the additional tables and discussions that follow the Summary Compensation Table.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)[2]	Bonus ($)[3]	Share Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)[8]
Revathi Advaithi Chief Executive Officer	2023	1,325,000	—	11,020,718	2,815,671	26,607	409,914	15,597,911
	2022	1,281,250	—	10,484,149	2,163,076	—	447,149	14,375,624
	2021	862,500	—	8,970,983	1,419,503	70,759	574,134	11,897,879
Paul R. Lundstrom Chief Financial Officer	2023	731,250	—	2,727,636	1,041,267	—	229,482	4,729,635
	2022	715,000	—	2,427,904	783,605	13,098	167,867	4,107,474
	2021	390,833	500,000	5,550,597	633,633	23,448	477,610	7,576,121
Hooi Tan President, Global Operations and Components[1]	2023	700,000	—	1,983,721	991,683	37	169,244	3,844,685
Michael P. Hartung President, Agility Solutions	2023	731,250	—	1,983,721	1,152,627	14,675	228,846	4,111,119
	2022	715,000	—	1,931,285	661,896	133	276,532	3,584,846
	2021	514,023	—	1,435,354	621,145	174	70,334	2,641,030
Scott Offer Executive Vice President, General Counsel	2023	659,000	—	1,983,721	853,878	—	207,288	3,703,887
	2022	642,550	350,000	2,096,828	640,142	1,349	250,714	3,981,583
	2021	534,820	—	2,093,219	517,769	32,083	155,037	3,332,928

(1) Mr. Tan was appointed as President, Global Operations and Components effective April 1, 2022. Mr. Tan was based in Singapore for a portion of 2023 and was paid in Singapore dollars. We converted such amounts to United States dollars using a conversion rate of 1.3748, which is the average of the monthly translation rates for fiscal year 2023.

(2) Includes amounts contributed by executive to deferred compensation plan and 401(k) savings plan accounts.

(3) The Company historically reported in this column the portion of the deferred compensation accounts that vested during the applicable year. We have updated the historical reporting to exclude such amounts and, in accordance with SEC disclosure rules, will report the amounts credited to the NEOs' deferred compensation accounts for the applicable year, whether vested or unvested, as All Other Compensation. As a result of such change, the fiscal year 2022 "Bonus" amount has been updated to exclude $2,034,667 for Ms. Advaithi, $154,557 for Mr. Offer and $64,310 for Mr. Hartung, in each case, which reflected the portion of the deferred compensation account that vested during the year.

(4) Share awards consist of service-based RSUs, adjusted EPS growth PSUs and TSR PSUs. The amounts in this column do not reflect compensation actually received by the NEOs, nor do they reflect the actual value that will be realized by the NEOs. Instead, the amounts reflect the grant date fair value for grants made by us in fiscal years 2021, 2022 and 2023, calculated in accordance with FASB ASC Topic 718. The adjusted EPS growth and TSR PSUs included in this column are at the target number of shares as follows for fiscal year 2023: 296,734 PSUs or $6,020,733 for Ms. Advaithi; 73,442 PSUs or $1,490,138 for Mr. Lundstrom; 53,412 PSUs or $1,083,729 for Mr. Tan; 53,412 PSUs or $1,083,729 for Mr. Hartung; and 53,412 PSUs or $1,083,729 for Mr. Offer.

For additional information regarding the assumptions made in calculating the amounts reflected in this column, see Note 5 to our audited consolidated financial statements, "Share-Based Compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2023.

(5) The amounts in this column represent incentive cash bonuses earned in fiscal year 2023. For additional information, see the section titled "*Compensation Discussion and Analysis—Fiscal Year 2023 Executive Compensation—Incentive Bonus Plan*" of this proxy statement.

(6) The amounts in this column represent the above-market earnings on the vested portions of the nonqualified deferred compensation account of our NEOs. None of our NEOs participated in any defined benefit or actuarial pension plans in any period presented. For additional information, see the table below entitled "*Nonqualified Deferred Compensation in Fiscal Year 2023*." For fiscal year 2022, the amounts were $13,098 for Mr. Lundstrom, $133 for Mr. Hartung, and $1,349 for Mr. Offer. For fiscal year 2021, the amounts were $70,759 for Ms. Advaithi, $23,448 for Mr. Lundstrom, $174 for Mr. Hartung, and $32,083 for Mr. Offer.

(7) The following table provides a breakdown of compensation included in the "All Other Compensation" column for fiscal year 2023:

Name	Pension/ Savings Plan Company Match Expenses/ Social Security ($)[1]	Medical/ Enhanced Long-Term Disability ($)[2]	Relocation/ Expatriate Assignment Expenses ($)[3]	Tax Reimbursements	Other ($)	Total ($)
Revathi Advaithi	407,593	2,321	—	—	—	409,914
Paul R. Lundstrom	227,205	2,277	—	—	—	229,482
Hooi Tan	94,303	—	74,941	—	—	169,244
Michael P. Hartung	227,205	1,641	—	—	—	228,846
Scott Offer	204,967	2,321	—	—	—	207,288

(1) The amounts in this column represent the Company's regular employer matching contributions to the 401(k) saving plan accounts and employer contributions to the deferral accounts (i.e. deferred compensation awards) under the deferred compensation plan.
- 401(k) contributions for Ms. Advaithi and Messrs. Lundstrom, Hartung, and Offer were $12,200, $12,350, $12,350 and $11,896, respectively. The amount of $12,240 for Mr. Tan represents the contribution to the Singapore Provident fund.
- Deferred compensation plan awards for Ms. Advaithi and Messrs. Lundstrom, Tan, Hartung and Offer were $395,393, $214,855, $82,063, $214,855 and $193,071, respectively.
- As noted above, the Company historically reported in the "Bonus" column the portion of the deferred compensation accounts that vested during the year rather than reporting in the Summary Compensation Table the portion that was credited to the deferral account for the year. In accordance with SEC disclosure rules, the "All Other Compensation" column for fiscal years 2022 and 2021 have been updated as follows to reflect the amounts credited to the deferred compensation accounts during the applicable year, regardless of whether such amounts were vested or unvested: (i) for fiscal year 2022, the amounts credited were $431,250 for Ms. Advaithi, $153,125 for Mr. Lundstrom, $262,500 for Mr. Hartung, and $235,950 for Mr. Offer and (ii) for fiscal year 2021, the amounts credited were $256,870 for Ms. Advaithi, $350,000 for Mr. Lundstrom, $53,334 for Mr. Hartung, and $140,541 for Mr. Offer.

(2) The amounts in this column represent the Company's contributions to the executive long-term disability program, which provides additional benefits beyond the basic employee long-term disability program.

(3) This amount represents Mr. Tan's relocation to the Company's San Jose, California facility.

(8) Total amounts may not add up due to rounding.

Grants of Plan-Based Awards in Fiscal Year 2023

The following table presents information about non-equity incentive plan awards and RSU and PSU awards that we granted in our 2023 fiscal year to our NEOs. We did not grant any stock options to our NEOs during our 2023 fiscal year.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Share Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Share Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Revathi Advaithi	6/01/2022				74,183	148,367	296,734		2,499,984
	6/01/2022				37,091	148,367	296,734		3,520,749
	6/01/2022							296,735	4,999,985
		808,913	2,186,250	4,372,500					
Paul R. Lundstrom	6/01/2022				18,360	36,721	73,442		618,749
	6/01/2022				9,180	36,721	73,442		871,389
	6/01/2022							73,442	1,237,498
		299,145	808,500	1,617,000					
Hooi Tan	6/01/2022				13,353	26,706	53,412		449,996
	6/01/2022				6,676	26,706	53,412		633,733
	6/01/2022							53,412	899,992
		290,626	785,475	1,570,950					
Michael P. Hartung	6/01/2022				13,353	26,706	53,412		449,996
	6/01/2022				6,676	26,706	53,412		633,733
	6/01/2022							53,412	899,992
		271,950	735,000	1,470,000					
Scott Offer	6/01/2022				13,353	26,706	53,412		449,996
	6/01/2022				6,676	26,706	53,412		633,733
	6/01/2022							53,412	899,992
		245,310	663,000	1,326,000					

(1) These amounts show the range of possible payouts under our cash incentive programs for fiscal year 2023. The amounts correspond to the range of possible payouts under the incentive bonus plan. The maximum payment represents 200% of the target payment. The threshold payment represents 37% of target payout levels. For the annual incentive bonus plan, the amounts actually earned for fiscal year 2023 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. For additional information, see the section titled "Compensation *Discussion and Analysis—Fiscal Year 2023 Executive Compensation—Incentive Bonus Plan*" of this proxy statement.

(2) Shows the range of estimated future vesting of the adjusted EPS growth and rTSR PSUs granted in fiscal year 2023 under the Flex Ltd. Amended and Restated 2017 Equity Incentive Plan (the "2017 Plan"). The adjusted EPS growth PSUs cliff vest after three years, with the vesting based upon a yearly EPS measurement period and averaged over the performance period. The maximum payout for each executive officer represents 200% of the target payout levels. The threshold payout for the adjusted EPS growth PSUs for each NEO represents 50% of the target payout. The rTSR PSUs cliff vest after three years, with vesting based on the percentile rank of the Company's TSR relative to the return of the Company's TSR peer group. The maximum payout for each executive officer represents 200% of the target payout. The threshold payout for the rTSR PSUs for each NEO represents 25% of target payout. For additional information, see the section titled "*Compensation Discussion and Analysis—Fiscal Year 2023 Executive Compensation—Long-Term Share-Based Incentive Compensation*" of this proxy statement.

(3) Shows the number of service-based RSUs granted in fiscal year 2023 under our 2017 Plan. For each NEO, the RSUs vest in three annual installments at a rate of 33% per year, provided that the executive continues to remain employed on the vesting dates. For additional information, see the section titled "*Compensation Discussion and Analysis—Long-Term Share-Based Incentive Compensation*" of this proxy statement.

(4) This column shows the grant date fair value of service-based RSUs, adjusted EPS growth PSUs and rTSR PSUs, at the target level, under FASB ASC Topic 718 granted to our NEOs in fiscal year 2023. The grant date fair value is the amount that we will expense in our financial statements over the awards' vesting schedule. For service-based RSUs and adjusted EPS growth PSUs, the grant date fair value is the closing price of our Ordinary Shares on the grant date. For rTSR PSUs where vesting is contingent on meeting a market condition, the grant date fair value was calculated using a Monte Carlo simulation. Additional information on the valuation assumptions is included in Note 5 of our audited consolidated financial statements, "Share-Based Compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2023.

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table presents information about outstanding share awards held by our NEOs as of March 31, 2023. The table shows information about: (i) service-based RSUs and (ii) PSUs.

The market value of the share awards is based on the closing price of our Ordinary Shares as of March 31, 2023, which was $23.01. For PSUs, the number of unearned shares and the market values shown assume all performance criteria are met at either threshold or maximum depending on performance through March 31, 2023. For additional information on our equity incentive programs, see the section titled "*Compensation Discussion and Analysis—Long-Term Share-Based Incentive Compensation*" of this proxy statement.

	Share Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[1]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Revathi Advaithi	115,102[3]	2,648,497	230,202[12]	5,296,948
	97,657[3]	2,247,088	86,901[13]	1,999,584
	173,802[3]	3,999,184	296,734[14]	6,827,849
	296,735[3]	6,827,872	43,450[15]	999,792
	431,226[4]	9,922,508	98,911[16]	2,275,950
	11,501[5]	264,645		
	173,801[6]	3,999,169		
	98,911[7]	2,275,950		
Paul R. Lundstrom	105,486[8]	2,427,233	90,415[12]	2,080,441
	40,249[8]	926,129	20,125[13]	463,069
	73,442[8]	1,689,900	73,442[14]	1,689,900
	169,369[4]	3,897,187	10,062[15]	231,527
	2,663[5]	61,287	24,481[16]	563,300
	40,248[6]	926,106		
	24,481[7]	563,300		
Hooi Tan	6,914[9]	159,091	18,921[12]	435,380
	9,461[9]	217,698	6,841[13]	157,419
	13,684[9]	314,869	53,412[14]	1,229,010
	53,412[9]	1,229,010	8,690[15]	199,957
	35,444[4]	815,575	17,804[16]	409,670
	905[5]	20,834		
	13,683[6]	314,838		
	17,804[7]	409,670		
Michael P. Hartung	18,417[10]	423,775	36,832[12]	847,504
	7,260[10]	167,053	16,008[13]	368,344
	32,016[10]	736,688	53,412[14]	1,229,010
	53,412[10]	1,229,010	8,004[15]	184,172
	68,996[4]	1,587,587	17,804[16]	409,670
	2,119[5]	48,750		
	32,016[6]	736,688		
	17,804[7]	409,670		

	Share Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[1]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Scott Offer	26,857[11]	617,980	53,713[12]	1,235,944
	22,787[11]	524,329	17,380[13]	399,914
	34,761[11]	799,851	53,412[14]	1,229,010
	53,412[11]	1,229,010	8,690[15]	199,957
	100,619[4]	2,315,232	17,804[16]	409,670
	2,300[5]	52,929		
	34,760[6]	799,828		
	17,804[7]	409,670		

(1) This column includes rTSR PSUs granted in fiscal years 2021, 2022 and 2023, and EPS PSUs granted in fiscal year 2022 and 2023 under the 2017 Plan. Vesting of the rTSR PSUs granted in fiscal year 2021 is based on the Company's TSR relative to the return of the S&P 500 Index over the 3-year performance period. Vesting of the rTSR PSUs granted in fiscal years 2022 and 2023 is based on the Company's TSR relative to the return of the Company's TSR peer group over the 3-year performance period. Vesting of the adjusted EPS growth PSUs granted in fiscal years 2022 and 2023 is based upon the Company's adjusted EPS growth over the yearly measurement period and averaged over the 3-year performance period.

(2) The projected payouts of the rTSR PSUs for the 2020-2023 and 2022-2025 cycles are shown at maximum. The projected payout of the adjusted EPS growth PSUs for the 2021-2024 and 2022-2025 cycles are shown at target. The projected payout of the rTSR PSUs for the 2021-2024 cycle is shown at target.

(3) 115,102 shares vest on June 3, 2023; 97,657 shares vest on June 11, 2023; 173,802 shares vest at a rate of 86,901 shares per year for two years, with the first vesting date on June 9, 2023; and 296,735 shares vest at a rate of 98,911 shares per year for three years, with the first vesting date on June 1, 2023.

(4) Actual payout for Year 1 and Year 2 rTSR PSUs to vest on June 3, 2023.

(5) Actual payout for Year 1 rTSR PSUs to vest on June 9, 2024.

(6) Actual payout for Year 1 and Year 2 adjusted EPS growth PSUs to vest on June 9, 2024.

(7) Actual payout for Year 1 adjusted EPS growth PSUs to vest on June 1, 2025.

(8) 105,486 shares vest on September 15, 2023; 40,249 shares vest at a rate of 20,124 shares per year for two years, with the first vesting date on June 9, 2023; and 73,442 shares vest at a rate of 24,480 shares per year for three years, with the first vesting date on June 1, 2023.

(9) 6,914 shares vest on June 14, 2023; 9,461 shares vest on June 19, 2023; 13,684 shares vest at a rate of 6,842 shares per year for two years, with the first vesting date on June 14, 2023; and 53,412 shares vest at a rate of 17,804 shares per year for three years, with the first vesting date on June 1, 2023.

(10) 18,417 shares vest on June 3, 2023; 7,260 shares vest on June 14, 2023; 32,016 shares vest at a rate of 16,008 shares per year for two years, with the first vesting date of June 9, 2023; and 53,412 shares vest at a rate of 17,804 shares per year for three years with the first vesting date on June 1, 2023.

(11) 26,857 shares vest on June 3, 2023; 22,787 shares vest on June 11, 2023; 34,761 shares vest at a rate of 17,380 shares per year for two years, with the first vesting date of June 9, 2023; and 53,412 shares vest at a rate of 17,804 shares per year for three years, with the first vesting date on June 1, 2023.

(12) Remaining rTSR PSUs vest on June 3, 2023 assuming a maximum payout.

(13) Remaining rTSR PSUs vest on June 9, 2024 assuming a target payout.

(14) Remaining rTSR PSUs vest on June 1, 2025 assuming a maximum payout.

(15) Remaining adjusted EPS growth PSUs vest on June 9, 2024 assuming a target payout.

(16) Remaining adjusted EPS growth PSUs vest on June 1, 2025 assuming a target payout.

Shares Vested in Fiscal Year 2023

The following table presents information for each of our NEOs regarding the number of shares acquired upon the vesting of share awards in the form of RSUs and PSUs during fiscal year 2023 and the value realized, in each case before payment of any applicable withholding tax and broker commissions. There were no option exercises by our NEOs in 2023 and the NEOs do not hold any unexercised options.

	Share Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Revathi Advaithi	1,080,908	17,083,802
Paul R. Lundstrom	125,609	2,244,149
Hooi Tan	95,669	1,543,253
Michael P. Hartung	103,326	1,669,961
Scott Offer	262,407	4,133,133

(1) The amounts in this column reflect the aggregate dollar amount realized upon the vesting of RSUs determined by multiplying the number of Ordinary Shares underlying such awards by the market value of the underlying shares on the vesting date.

Pension Benefits in Fiscal Year 2023

Our NEOs do not receive any compensation in the form of pension benefits.

Nonqualified Deferred Compensation in Fiscal Year 2023

Each of our NEOs participates in our 2010 Deferred Compensation Plan. Our deferred compensation program is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Beginning in fiscal year 2011, we replaced our existing deferred compensation plans with the 2010 Deferred Compensation Plan. Under the 2010 plan, participating officers may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. The Company may make a discretionary matching contribution for these deferrals to reflect limitations on our matching contribution under our 401(k) plan. Under this plan, we may also make annual contributions, in amounts up to 37.5% of each participant's base salary (subject to offsets for non-U.S. executives' pension and other benefits), which will cliff vest after four years. For these annual contributions, 50% of the funding is paid as a percent of base salary and the remaining 50% is performance-based, up to a maximum of 150%. This aligns to the distribution of performance and time-based elements in our long-term compensation programs. Amounts credited to the deferral accounts are deemed to be invested in hypothetical investments selected by a participant or an investment manager on behalf of each participant. Participants in the 2010 Deferred Compensation Plan may receive their vested deferred compensation balances upon termination of employment at such time as is specified in their deferral agreements, which may include a lump sum payment or installment payments made over a period of years. Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to ten years.

Under our deferred compensation plan, we entered into trust agreements providing for the establishment of irrevocable trusts into which we are required to deposit cash or other assets as specified in the applicable deferral agreement, equal to the aggregate amount required to be credited to the participant's deferral account, less any applicable taxes to be withheld. The deferred account balances of the participants in our deferred compensation plan are unfunded and unsecured obligations of the Company, receive no preferential standing, and are subject to the same risks as any of our other general obligations.

For a discussion of the contributions granted to each of the NEOs and their vesting terms, including vesting upon the executive's termination or a change of control of the Company, see the sections titled "*Compensation Discussion and Analysis—Fiscal Year 2023 Executive Compensation—Deferred Compensation Awards*" of this proxy statement and "*Executive Compensation— Potential Payments Upon Termination or Change of Control*" below.

The following table presents information for fiscal year 2023 about: (i) contributions to the NEOs' deferred compensation plan accounts by the executive; (ii) contributions to the NEOs' deferred compensation plan accounts by the Company; (iii) aggregate earnings (or losses) on the deferred compensation plan accounts; (iv) aggregate withdrawals and distributions from the deferred compensation plan accounts; and (v) the deferred compensation plan account balances as of the end of the fiscal year. For fiscal year 2023, Ms. Advaithi and Messrs. Hartung, Lundstrom and Offer each received deferred cash awards with a value that averaged approximately 29.8% of their respective fiscal year 2022 base salaries. Mr. Tan received a deferred cash award with a value of 14.9% of his fiscal year 2022 base salary.

Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings (Losses) in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Fiscal Year-End ($)[4]
Revathi Advaithi	—	395,393	26,607	—	1,110,380
Paul R. Lundstrom	—	214,855	(43,521)	—	711,005
Hooi Tan	—	82,063	37	(52,934)	280,520
Michael P. Hartung	—	214,855	14,675	(64,288)	607,501
Scott Offer	97,295	193,071	(11,947)	(163,194)	739,730

(1) Reflects the salary payments deferred by our NEOs during the fiscal year. These amounts are included in the Summary Compensation Table under the "Salary"" column, as applicable.

(2) These amounts represent contributions under the 2010 Deferred Compensation Plan. These awards cliff vest after four years. These awards have vested under this plan as of March 31, 2023. These amounts, including any earnings or losses thereon, will be reported under the "All Other Compensation" column of the Summary Compensation Table. For additional information on these contributions and their vesting terms, including vesting upon the executive's termination or change of control of the Company, see the sections titled "*Compensation Discussion and Analysis—Fiscal Year 2023 Executive Compensation—Deferred Compensation Awards*" and "*Executive Compensation—Potential Payments Upon Termination or Change of Control*" of this proxy statement.

(3) Reflects earnings (or losses) for each NEO on both the vested and unvested portions of the executive's deferred compensation account(s). The above-market portion of the earnings on the vested portion of the executive's deferred compensation account(s) is included under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table.

(4) The amount in this column with respect to Mr. Offer includes the sum of the amounts that Mr. Offer deferred in prior years and previously reported as compensation in the Summary Compensation Table in respect of the applicable year (i.e., $238,703). No other NEOs are voluntarily contributing to the 2010 Deferred Compensation Plan. The aggregate balance at fiscal year-end reported through 2022 is in the amounts of $688,306 for Ms. Advaithi, $539,270 for Mr. Lundstrom, $442,212 for Mr. Hartung, and $721,799 for Mr. Offer.

Potential Payments Upon Termination or Change of Control

As described in the section titled "*Compensation Discussion and Analysis*" of this proxy statement, our NEOs do not have employment agreements with us. Our NEOs are eligible for certain termination and change of control benefits under our Executive Severance Plan, the 2010 Deferred Compensation Plan and under our equity incentive plans. Additionally, severance benefits for Ms. Advaithi were included in her employment offer letter.

Acceleration of Vesting of Deferred Compensation

If the employment of any participant in the 2010 Deferred Compensation Plan is involuntarily terminated by the Company without cause or is terminated by the executive with good reason within two years following a change of control (as defined in the 2010 Deferred Compensation Plan), the entire unvested portion of the deferred compensation account of the NEO will vest.

Acceleration of Vesting of Equity Awards

The number of unvested equity awards held by each NEO as of March 31, 2023 is listed above in the Outstanding Equity Awards at 2023 Fiscal Year-End table. All unvested outstanding equity awards held by our NEOs at the end of fiscal year 2023 were granted under the 2017 Plan, which provides certain benefits to plan participants in the event of the termination of such participant's employment or a change of control of the Company. The terms of these benefits are described below.

Treatment of Certain Awards Upon Retirement

Subject to any waiver by the Compensation and People Committee, all unvested RSU awards and unvested stock options held by a plan participant will be forfeited if the participant ceases to provide services to the Company for any reason. However, certain award agreements for RSUs, rTSR PSUs, and adjusted EPS growth PSUs granted under our 2017 Plan starting in June 2020 provide that if a plan participant ceases to provide services to the Company due to a qualifying retirement (meaning a voluntary termination of service after the participant has attained the age of fifty-five (55) years; completed at least five (5) years of service as an employee of the Company; and the sum of age and service is equal to at least 65), then the award will not terminate. RSUs would continue to vest, and a pro-rata number for the length of time employed during the performance period shall be issued to the participant at the end of the performance cycle for rTSR PSUs and adjusted EPS growth PSUs. Among our NEOs, only Mr. Hartung meets the retirement criteria.

Treatment of Certain Awards Upon Death or Disability

Certain award agreements for RSUs, rTSR PSUs, and adjusted EPS growth PSUs granted under our 2017 Plan starting in June 2020 provide that if a plan participant ceases to provide services to the Company due to death or disability, then the awards will accelerate after the qualifying termination. RSUs will immediately vest. rTSR PSUs and adjusted EPS growth PSUs will be pro-rated and immediately vest as follows: completed cycles will vest based on actual performance and unfinished cycles will vest at target.

Double-Trigger Vesting Upon a Change of Control

Our equity incentive plans are "double trigger" plans, meaning that unvested RSU awards vest immediately only if (i) there is a change of control of the Company and (ii)(x) such awards are not converted, assumed or replaced by the successor or survivor corporation or (y) if provided by the Compensation and People Committee as described below, the service of the award recipient is involuntarily terminated within a designated period following the effective date of such change of control.

Under the terms of the 2017 Plan, unless otherwise provided in the applicable award agreement or other agreement between the Company and the participant, in the event of a change of control of the Company (as defined in the Plan) in which the participant's awards are not converted, assumed, or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then all forfeiture restrictions on such awards will lapse immediately prior to the change of control and, following the consummation of such a change of control, all such awards will terminate and cease to be outstanding.

Where awards under the Plan are assumed or continued after a change of control, the Compensation and People Committee may provide that one or more awards will automatically accelerate upon an involuntary termination of service within a designated period following the effective date of such change of control. If the Compensation and People Committee so determines, immediately upon an involuntary termination of service following a change of control all forfeiture restrictions on such award will lapse.

2019 Executive Severance Plan

On January 17, 2019, the Compensation and People Committee adopted the Flex Ltd. Executive Severance Plan (the "Severance Plan"). The Severance Plan covers senior level employees of the Company, including the Company's Chief Financial Officer and other NEOs, but not including the Company's Chief Executive Officer. Under the Plan, in the event of a termination of employment by the Company without "cause" or by a participant for "good reason" (each such term as defined in the Plan), the participant will receive the following benefits, subject to the participant entering into and complying with a transition and release agreement in a form provided by the Company ("Transition Agreement"):

- continuation of base salary and benefits coverage during the transition period provided in the Transition Agreement and pro rata payment of annual bonus;
- continued vesting of RSUs, PSUs and deferred compensation awards during the transition period; and
- following the transition period, accelerated vesting of RSUs and deferred compensation awards that would have vested during the one-year period following the transition period.

During the transition period, the participant will be required to discharge his or her transition duties and comply with other terms and conditions to be set forth in the Transition Agreement, including customary non-competition, non-solicitation, non-disclosure, non-disparagement and cooperation provisions. Any violation of such obligations may result in cessation of benefits and clawback rights of the Company.

There are no tax gross-ups in the severance plan.

CEO Severance Benefits

Pursuant to the terms of the CEO offer letter, dated February 11, 2019, in the event of a termination of employment by the Company without "cause" or by the CEO for "good reason" (each such term as defined in the Severance Plan), the CEO will receive the following benefits:

- continuation of base salary, target bonus and benefits coverage for 24 months; and
- 2 years continued vesting of outstanding RSUs, PSUs, and deferred compensation awards.

Potential Payments Upon Termination or Change of Control as of March 31, 2023

The following table and accompanying notes show the estimated payments and benefits that would have been provided to each NEO as a result of (i) the accelerated vesting of deferred compensation in the case of a change of control with a termination of employment, (ii) the accelerated vesting of restricted and performance share unit awards in the event of a change of control if such awards are not assumed by the successor company in connection with the change of control, (iii) involuntary termination without cause or voluntary termination for good reason under the Company's Severance Plan, (iv) retirement, or (v) death or disability.

Calculations for this table assume that the triggering event took place on March 31, 2023, the last business day of fiscal year 2023, and are based on the price per share of our Ordinary Shares on such date, which was $23.01. The following table does not include potential payouts under our NEOs' nonqualified deferred compensation plans relating to vested benefits.

Name	Change in Control with Termination ($)	Change in Control and No Assumption of Award ($)[1]	Involuntary Termination without Cause or Voluntary Termination for Good Reason ($)[2]	Retirement ($)[3]	Death or Disability ($)[4]
Revathi Advaithi					
Base Salary Continuation[5]	2,650,000	—	2,650,000	—	—
Benefits Continuation[5]	46,233	—	46,233	—	—
Bonus Payments[5]	5,001,921	—	5,001,921	—	2,815,671
Vesting of Deferred Compensation[5][6]	706,151	—	263,655	—	1,110,380
Vesting of Service-based RSUs[5]	13,446,676	15,722,641	13,446,676	—	13,475,553
Vesting of Performance-based RSUs[5]	13,944,175	20,772,024	13,944,175	—	18,412,226
Total[11]	**35,795,157**	**36,494,665**	**35,352,661**	**—**	**35,813,830**
Paul R. Lundstrom					
Base Salary Payment Continuation[7]	735,000	—	735,000	—	—
Benefits Continuation[7]	21,750	—	21,750	—	—
Bonus Payments[8]	1,041,267	—	1,041,267	—	1,041,267
Vesting of Deferred Compensation[6]	498,072	—	361,523	—	711,005
Vesting of Service-based RSUs[9]	4,479,955	5,043,263	4,479,955	—	5,043,263
Vesting of Performance-based RSUs[9]	3,120,662	6,199,745	3,120,662	—	6,176,346
Total[11]	**9,896,706**	**11,243,008**	**9,760,157**	**—**	**12,971,881**
Hooi Tan					
Base Salary Payment Continuation[7]	700,000	—	700,000	—	—
Benefits Continuation[7]	2,363	—	2,363	—	—
Bonus Payments[8]	991,683	—	991,683	—	991,683
Vesting of Deferred Compensation[6]	192,675	—	116,163	—	217,294
Vesting of Service-based RSUs[9]	1,510,998	1,920,668	1,510,998	—	1,761,577
Vesting of Performance-based RSUs[9]	653,070	2,354,337	653,070	—	1,711,588
Total[11]	**4,050,788**	**4,275,005**	**3,974,277**	**—**	**4,682,142**

Name	Change in Control with Termination ($)	Change in Control and No Assumption of Award ($)[1]	Involuntary Termination without Cause or Voluntary Termination for Good Reason ($)[2]	Retirement ($)[3]	Death or Disability ($)[4]
Michael P. Hartung					
Base Salary Payment Continuation[7]	735,000	—	735,000	—	—
Benefits Continuation[7]	21,735	—	21,735	—	—
Bonus Payments[8]	1,152,627	—	1,152,627	—	1,152,627
Vesting of Deferred Compensation[6]	387,845	—	118,499	543,745	543,745
Vesting of Service-based RSUs[9]	2,146,856	2,556,526	2,146,856	2,389,473	2,389,473
Vesting of Performance-based RSUs[9]	1,271,256	3,605,299	1,271,256	2,202,103[10]	3,095,802
Total[11]	**5,715,320**	**6,161,825**	**5,445,973**	**5,135,321**	**7,181,647**
Scott Offer					
Base Salary Payment Continuation[7]	663,000	—	663,000	—	—
Benefits Continuation[7]	15,473	—	15,473	—	—
Bonus Payments[8]	853,878	—	853,878	—	853,878
Vesting of Deferred Compensation[6]	542,344	—	323,309	—	560,675
Vesting of Service-based RSUs[9]	2,761,499	3,171,169	2,761,499	—	2,646,840
Vesting of Performance-based RSUs[9]	1,853,916	4,282,667	1,853,916	—	4,032,878
Total[11]	**6,690,110**	**7,453,836**	**6,471,075**	**—**	**8,094,270**

(1) The amounts shown represent the estimated value of the accelerated vesting of RSUs and PSUs (at target) following a change of control under the terms of our equity incentive plans, which assumes that such RSUs are not assumed or replaced by the successor corporation or its parent. If such awards are assumed or replaced in a change of control transaction, the vesting of such awards will not accelerate; provided, that the Compensation and People Committee may determine that awards under the Plans may be accelerated if the executive is involuntarily terminated within a certain period (not to exceed 18 months) following a change of control. PSUs may be accelerated on a pro-rata basis following a change of control. All amounts shown in this column represent the intrinsic value of the awards based on the closing price of our Ordinary Shares on March 31, 2023, the assumed date of the triggering event.

(2) The amounts shown represent the estimated value of amounts payable under the Severance Plan subject to the participant entering into and complying with a Transition Agreement, except for Ms. Advaithi whose severance benefits are described in the "CEO Severance Benefits" section on page 85.

(3) For termination of service due to retirement, (i) RSUs granted starting in June 2020 will continue to vest; (ii) the PSUs will not terminate; and (iii) a pro-rata number of vested shares shall be issued to the executive upon the vesting of the award pursuant to achieving the performance criteria at the end of the original performance period. The amounts reported assume vesting at 100% of target shares. As of the fiscal year ended March 31, 2023, among our NEOs only Mr. Hartung was retirement eligible.

(4) For termination of service due to death or disability, (i) RSUs granted starting in June 2020 will immediately vest in full, and (ii) PSUs granted starting in June 2020 will be pro-rated and immediately vest as follows: completed cycles will vest based on actual performance and unfinished cycles will vest at target.

(5) Represents two years' continued payment of base salary and two years of target annual bonus amount, two years' continued vesting of outstanding equity awards and deferred compensation, two years' continued benefits coverage, and deferred compensation awards,

(6) The amount shown represents the portion of the unvested balance of the executive's deferred compensation account that would vest in the event the executive is terminated by the Company without cause or resigns with good reason following a change of control of the Company (as defined in the 2010 Deferred Compensation Plan) or the amount that would continue vesting upon an executive's retirement. No executive's deferred compensation account will vest upon a change of control (without any termination following such change of control).

(7) Assumes a 12-month transition period for illustrative purposes (actual transition period length may differ), during which the Company would continue base salary payments and maintain benefits.

(8) Represents payment of a pro-rated portion of the participant's annual bonus.

(9) Includes RSUs and PSUs that vest between April 1, 2023 to March 31, 2024. For death and disability, PSUs granted starting in June 2020 will be pro-rated and immediately vest as follows: completed cycles will vest based on actual performance and unfinished cycles will vest at target.

(10) The amount shown is prorated for retirement and represent TSR-based and adjusted EPS growth-based performance shares at target through March 31, 2023.

(11) Total amounts may not add up due to rounding.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of SEC Regulation S-K, we are providing the following disclosure about the median annual total compensation of our employees in relation to the annual total compensation of our Chief Executive Officer.

For the fiscal year ended March 31, 2023, we had revenues of $30.3 billion. Flex's physical infrastructure includes over 100 facilities in approximately 30 countries across four continents, staffed by approximately 172,000 employees, providing customers with truly global scale and strategic geographic distribution capabilities to meet their market needs. We have established an extensive network of manufacturing facilities in the world's major consumer and enterprise markets (Asia, the Americas, and Europe) to serve the growing outsourcing needs of both multinational and regional customers. To better understand the following pay ratio disclosure, it is important to recognize that our compensation programs are designed to reflect local market practices across our global operations. We offer market-based competitive wages and benefits in all geographies in which we operate. Our CEO's compensation is structured to align pay with performance, with pay levels set in line with our peers that are companies of similar size and scale complexity.

Fiscal Year 2023 Pay Ratio

- The annual total compensation of our median employee among all non-contractor employees (excluding the CEO) was $10,237.
- Our CEO's annual total compensation, as reported in the Summary Compensation Table, was $15,597,911.

Based on this information, the ratio of the annual total compensation of our CEO relative to the annual total compensation of our median employee was 1524 to 1.

The pay ratio disclosed above is a reasonable estimate, calculated in a manner consistent with the SEC rules based on our payroll and employment records and the methodologies described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio allow companies to use different methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio disclosed by other companies may not be comparable to the pay ratio disclosed above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios. Moreover, there are a number of factors that make a meaningful comparison of pay ratios difficult, such as industry-specific pay differentials, the geographic location of employee populations, and the size and nature of a company's manufacturing operations.

Identification of the Median Employee

For purposes of identifying our median employee, we used target total annual cash compensation multiplied by the FTE % factor as reflected in our global human resources information system, such that those that only work part-time were included at the part-time pay rate and not converted to a full-time equivalent pay level. We excluded contractors and agency workers from the selection of median employee. We selected this compensation approach because it captures both base salary as well as bonuses and other cash payments that may be provided to employees in our varying work geographies. We measured actual compensation for the median employee using the 12-month period ended March 31, 2023. No cost-of-living adjustments were made.

Our median employee is a full-time, salaried employee working in Mexico. The employee's annual total compensation in 2023 was $10,237. For purposes of this disclosure, we converted the employee's total compensation from Mexican Pesos to U.S. dollars using the exchange rate 18.1165 MXN to 1 USD as of March 31, 2023, a slight decrease from 19.9933 in 2022.

Calculation of Median Employee's Compensation and CEO's Annualized Compensation

In determining the annual total compensation in 2023 of approximately $10,237 for our median employee, as required by SEC rules, we calculated the employee's compensation in accordance with Item 402(c)(2)(x) of Regulation S-K, consistent with how we determine our CEO's total compensation for fiscal year 2023 in the Summary Compensation Table.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of SEC Regulation S-K, we are providing the following information regarding the relationship between executive compensation actually paid and certain financial performance measures of the Company for the fiscal years shown.

| Fiscal Year (a) | Summary Compensation Table Total ($) (b) | Compensation Actually Paid to CEO ($) (c) | Average Summary Compensation Table Total for Non-CEO NEOs ($) (d) | Average Compensation Actually Paid to Non-CEO NEOs ($) (e) | Value of Initial Fixed $100 Investment Based on: | | GAAP Net Income ($ Millions) (h) | Adjusted EPS ($) (I) |
					Flex TSR ($) (f)	Peer Group TSR ($) (g)		
2023	15,597,911	30,258,936	4,097,332	7,197,637	275	301	793	2.36
2022	14,375,624	16,510,494	4,015,753	4,098,165	221	218	936	1.96
2021	11,897,879	31,441,187	4,577,458	8,040,590	219	193	613	1.57

Column (b). Reflects compensation amounts reported in the "Summary Compensation Table" for the CEO for the respective years shown.

Column (c). "Compensation actually paid" to the CEO in each of FY23, FY22 and FY21 reflects the respective amounts set forth in column (b) of the table above, adjusted as set forth in the table below, as determined in accordance with SEC rules. The dollar amounts reflected in column (b) of the table above do not reflect the actual amount of compensation earned by or paid to our CEO during the applicable year. For information regarding the decisions made by the Compensation and People Committee in regards to the CEO's compensation for each fiscal year, please see the "Compensation Discussion & Analysis" sections of the proxy statements reporting pay for the fiscal years covered in the table above.

Fiscal Year CEO	2021	2022	2023
SCT Total Compensation ($)	$ 11,897,879	$ 14,375,624	$ 15,597,911
Less: Stock Award Values Reported in SCT for the Covered Year ($)	$ 8,970,983	$ 10,484,149	$ 11,020,718
Plus: Fair Value for Stock Awards Granted in the Covered Year ($)	$ 16,629,811	$ 11,372,194	$ 16,892,976
Change in Fair Value of Outstanding Unvested Stock Awards from Prior Years ($)	$ 11,080,893	$ 1,275,446	$ 10,802,925
Change in Fair Value of Stock Awards from Prior Years that Vested in the Covered Year ($)	$ 874,347	$ (28,621)	$ (1,987,549)
Less: Fair Value of Stock Awards Forfeited during the Covered Year ($)	$ 0	$ 0	$ 0
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	$ 70,759	$ 0	$ 26,607
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	$ 0	$ 0	$ 0
Compensation Actually Paid ($)	$ 31,441,187	$ 16,510,494	$ 30,258,936

Equity Valuations:

- Performance share unit grant date fair values are calculated using the stock price as of date of grant assuming target performance.
  - The fair value of performance share units assumes estimated performance results as of the end of each reporting year for applicable internal metrics, and the Monte Carlo value of target-level performance for the market metrics in accordance with FASB ACS 718.
  - Consistent with FASB ASC 718, the fair value of EPS-based performance share units is based on the estimated number of units to vest and Flex's stock price as of each measurement date, while the fair value of TSR-based performance share units is based on the target number of units and a Monte Carlo fair value, derived as of each measurement date. For both performance share awards, the vest date fair value is equal to the number of units that actually vested and Flex's stock price on that date.
- Time-based restricted share unit grant date fair values are calculated using the stock price as of date of grant.
  - The fair value of time-based restricted unit grants as of the end of each reporting period are calculated using the Monte Carlo value of stock price in accordance with FASB ACS 718.
  - Also consistent with FASB ASC 718, the fair value of time-based restricted stock units is based on Flex's stock price on each interim and final measurement date.

Column (d). The following non-CEO NEOs (collectively, the "Non-CEO NEOs") are included in the average figures shown:

- FY21: Francois P. Barbier, Christopher Collier, Michael P. Hartung, Paul Humphries, Paul R. Lundstrom, and Scott Offer
- FY22: Francois P. Barbier, Michael P. Hartung, Paul R. Lundstrom, and Scott Offer
- FY23: Michael P. Hartung, Paul R. Lundstrom, Scott Offer, and Hooi Tan

Column (e). Average "compensation actually paid" for our non-CEO NEOs in each of FY23, FY22 and FY21 reflects the respective amounts set forth in column (d) of the table above, adjusted as set forth in the table below, as determined in accordance with SEC rules. The dollar amounts reflected in column (d) of the table above do not reflect the actual amount of compensation earned by or paid to our non-CEO NEOs during the applicable year. For information regarding the decisions made by our Compensation and People Committee in regards to the non-CEO NEOs' compensation for each fiscal year, please see the "Compensation Discussion and Analysis" sections of the proxy statements reporting pay for the fiscal years covered in the table above.

Fiscal Year	2021	2022	2023
Non-CEO NEOs	See Column (d) Note	See Column (d) Note	See Column (d) Note
SCT Total Compensation ($)	$ 4,577,458	$ 4,015,753	$ 4,097,332
Less: Stock Award Values Reported in SCT for the Covered Year ($)	$ 2,945,442	$ 2,262,366	$ 2,169,700
Plus: Fair Value for Stock Awards Granted in the Covered Year ($)	$ 3,982,037	$ 2,453,994	$ 3,325,800
Change in Fair Value of Outstanding Unvested Stock Awards from Prior Years ($)	$ 1,587,667	$ 165,239	$ 2,187,616
Change in Fair Value of Stock Awards from Prior Years that Vested in the Covered Year ($)	$ 2,003,436	$ (270,811)	$ (239,733)
Less: Fair Value of Stock Awards Forfeited during the Covered Year ($)	$ (870,216)	$ 0	$ 0
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	$ 294,349	$ 3,645	$ 3,678
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	$ 0	$ 0	$ 0
Compensation Actually Paid ($)	$ 8,040,590	$ 4,098,165	$ 7,197,637

Equity Valuations:

- Performance share unit grant date fair values are calculated using the stock price as of date of grant assuming target performance.
  - The fair value of performance share units assumes estimated performance results as of the end of each reporting year for applicable internal metrics, and the Monte Carlo value of target-level performance for the market metrics in accordance with FASB ACS 718.
  - Consistent with FASB ASC 718, the fair value of EPS-based performance share units is based on the estimated number of units to vest and Flex's stock price as of each measurement date, while the fair value of TSR-based performance share units is based on the target number of units and a Monte Carlo fair value, derived as of each measurement date. For both performance share awards, the vest date fair value is equal to the number of units that actually vested and Flex's stock price on that date.
- Time-based restricted share unit grant date fair values are calculated using the stock price as of date of grant.
  - The fair value of time-based restricted unit grants as of the end of each reporting period are calculated using the Monte Carlo value of stock price in accordance with FASB ACS 718.
  - Also consistent with FASB ASC 718, the fair value of time-based restricted stock units is based on Flex's stock price on each interim and final measurement date.

Column (f). For the relevant fiscal year, represents the cumulative total shareholder return (TSR) of Flex for the measurement periods ending on March 31 of each of 2023, 2022 and 2021, respectively.

Column (g). For the relevant fiscal year, represents the cumulative TSR of the peer group consisting of Benchmark Electronics, Celestica Inc., Jabil Inc., and Sanmina Corporation ("Peer Group TSR") for the measurement periods ending on March 31 of each of 2023, 2022 and 2021, respectively.

Column (h). Reflects "Net Income" in the Company's Consolidated Income Statements included in the Company's Annual Reports on Form 10-K for each of the years ended March 31, 2023, 2022 and 2021, respectively.

Column (i). Company-selected Measure is Adjusted Earnings Per Share (EPS) which is described below. Adjusted EPS is a non-GAAP financial measure. See Annex A to this proxy statement for a reconciliation of GAAP to non-GAAP financial measures.

Flex's Pay for Performance Alignment

Below are graphs showing the relationship of "compensation actually paid" to our Chief Executive Officer and other NEOs in FY21, FY22 and FY23 to (1) TSR of both Flex and the Peer Group TSR, (2) Flex's net income, and (3) Flex's Adjusted EPS.







Listed below are the performance measures which in our assessment represent the most important financial performance measures we use to link compensation actually paid to our NEOs, for FY23, to Company performance.

Measure	Nature
Stock Price	Financial
Relative TSR	Financial
Adjusted EPS Growth	Financial

"*Compensation actually paid*" *(also referred to as "CAP")*, as required under SEC rules, reflects adjusted values to unvested and vested equity awards during the years shown in the tables based on year-end stock prices, various accounting valuation assumptions, and projected performance modifiers but does not reflect actual amounts paid out for those awards. For a discussion of how our Compensation and People Committee assessed Flex's performance and our NEOs' pay each year, see the "Compensation Discussion and Analysis" section in this proxy statement and in the proxy statements for FY21 and FY22.

Proposal No. 5: Ordinary Resolution to Approve the Amendment and Restatement of the Flex Ltd. 2017 Equity Incentive Plan

We are asking our shareholders to approve the amendment and restatement of the Flex Ltd. 2017 Equity Incentive Plan (the "Plan"). Our Board approved the amended and restated Plan on June 14, 2023, upon the recommendation of our Compensation and People Committee, and subject to the approval of our shareholders. The proposed material changes to the terms of the Plan are described in "Proposed Amendments" below. The amended and restated Plan is attached as Annex B to this Proxy Statement (the "Amended 2017 Plan").

The Plan was originally approved by our Board on June 29, 2017 and by our shareholders at our 2017 annual general meeting on August 15, 2017. Our Board subsequently approved an amendment and restatement of the Plan (the "2020 Restatement") on June 3, 2020, and the 2020 Restatement became effective as of August 7, 2020, at which time the 2020 Restatement was approved by our shareholders.

The Plan is our sole plan under which equity awards of our Ordinary Shares may be granted. The Plan has not been amended since our shareholders approved the 2020 Restatement on August 7, 2020. As of March 31, 2023, there were 11,831,949 Ordinary Shares remaining available for the grant of equity awards under the Plan. If the Amended 2017 Plan is approved, the total number of Ordinary Shares remaining available for grant after the effective date of the Amended 2017 Plan will be 28,131,949 Ordinary Shares (including the 11,831,949 Ordinary Shares that remained available as of March 31, 2023, plus 16,300,000 newly requested Ordinary Shares), less one share for every one share that is subject to an award granted under the Plan after March 31, 2023 and prior to the effective date of the Amended 2017 Plan.

Key Features of the Amended 2017 Plan

The Amended 2017 Plan maintains the following provisions which are designed to serve shareholders' interests:

- **Limitation on Individual Grants.** The Amended 2017 Plan limits the number of shares subject to an award (or awards) granted to a single participant in any one calendar year to 10,000,000 (or, for cash settled awards, an amount equal to 10,000,000 multiplied by the average daily trading price of the Company's shares during the preceding calendar year).
- **No "Evergreen" Provision.** Shares authorized for issuance under the Amended 2017 Plan cannot be automatically replenished.
- **No Single Trigger Accelerated Vesting upon a Change of Control.** The Amended 2017 Plan does not provide for a single trigger accelerated vesting of equity awards upon a change of control.
- **Limitation on Term of Stock Options.** The maximum term of each stock option is ten (10) years for employees (other than employees of certain "Affiliates" (as defined in the Amended 2017 Plan), who are subject to a five-year maximum term for stock options), other than certain employees holding incentive stock options, if applicable, who are subject to a five-year maximum term for such options, and five (5) years for non-employee directors, consultants and employees of certain Affiliates.
- **Limitation on Awards to Non-Employee Directors.** The aggregate value of cash compensation and grant date fair market value of shares that may be paid or granted during any calendar year to a non-employee director is limited to $800,000.
- **No Dividends or Dividend Equivalents Paid on Unvested Awards.** No dividends or dividend equivalents may be paid with respect to an award prior to the vesting of such award.
- **No Repricing or Regranting of Awards.** The Amended 2017 Plan does not permit, without shareholder approval, the repricing or regranting of any previously granted award, through cancellation or by lowering the exercise price for such award.
- **No Liberal Share Recycling.** Only shares subject to awards (including any previous outstanding grants made under any Prior Plan (as defined in the Amended 2017 Plan)) that are terminated, forfeited, canceled, expired, lapsed or settled in cash are permitted to be added back to the Amended 2017 Plan's share reserve. Shares which are withheld to satisfy the exercise price or withholding taxes related to an award will not become available for issuance for future awards under the Amended 2017 Plan.
- **One-Year Minimum Vesting Period.** The Amended 2017 Plan imposes a one-year minimum vesting period on awards granted under the plan, except that share-based awards that do not satisfy this one-year minimum vesting requirement may be granted in an aggregate amount that does not exceed 5% of the total shares reserved and available for grant and issuance under the plan.
- **Clawback Feature.** All awards granted under the Amended 2017 Plan will be subject to recoupment in accordance with our Executive Incentive Compensation Recoupment Policy, as such policy may be amended, and any other clawback policy that we adopt in the future, including any clawback policy we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law.

Proposed Amendments

The following is a summary of the material changes to the Plan to be made as part of the amendment and restatement of the Plan. These changes are being submitted for shareholder approval at the 2023 annual general meeting and will not be effective unless our shareholders approve the Amended 2017 Plan.

Authorization of Additional Shares

The total number of Ordinary Shares reserved and available for grant and issuance pursuant to the Amended 2017 Plan will be 28,131,949 Ordinary Shares, less one share for every one share that is subject to an award granted under the Plan after March 31, 2023 and prior to the effective date of the Amended 2017 Plan. We believe that the share reserve under the Amended 2017 Plan, as proposed, is essential to our continued ability to attract, retain and incentivize talented employees and therefore is in the best interests of the Company and our shareholders. Based on the current range of our stock price and after carefully forecasting our anticipated needs for the next few years, we believe that the share reserve under the Amended 2017 Plan should be sufficient to fund our long-term incentive compensation awards for approximately the next two to three years under our current operating assumptions. However, while this forecast is based on current operating assumptions that we believe to be reasonable, there can be no guarantee that future events, including changes in future business conditions and our stock price, won't require us to grant equity awards more rapidly or slowly than currently expected.

Extend the Term

The Amended 2017 Plan will have a term of ten (10) years from the date it is approved by our shareholders at the 2023 annual general meeting.

Determination of Additional Shares Amount

As of March 31, 2023, there were 11,831,949 Ordinary Shares remaining available for the grant of equity awards under the Plan. If the Amended 2017 Plan is approved, the total number of Ordinary Shares remaining available for grant after the effective date of the Amended 2017 Plan will be 28,131,949 Ordinary Shares (including the 11,831,949 Ordinary Shares that remained available as of March 31, 2023, plus 16,300,000 newly requested Ordinary Shares), less one share for every one share that is subject to an award granted under the Plan after March 31, 2023 and prior to the effective date of the Amended 2017 Plan. We believe that the additional shares requested to be reserved for issuance under the Amended 2017 Plan is in the best interests of the Company and our shareholders because of the continuing need to provide equity awards that are competitive in the market for talent that is capable of delivering innovative technology solutions with world class manufacturing and supply chain expertise, and to give recognition to the contributions made or to be made by non-employee directors to the success of the Company.

In determining the appropriate additional share amount for inclusion in the Amended 2017 Plan, the Compensation and People Committee reviewed an analysis, which took into account burn rate, dilution and overhang metrics, as well as peer group market practices and trends, and the cost of the Amended 2017 Plan. The analysis, which is based on generally accepted evaluation methodologies used by proxy advisory firms, concluded that the number of shares under the Amended 2017 Plan is within generally accepted standards as measured by an analysis of the plan cost relative to industry standards.

The following table sets forth information about outstanding awards and Ordinary Shares that may be issued under the Company's equity plans as of March 31, 2023.

Plan Name[1]	Number of RSUs Outstanding	Number of PSUs Outstanding[2]	Number of Options Outstanding[3]	Number of Shares Available for Grants
2017 Equity Incentive Plan	12,362,219	2,986,396	—	11,831,949
NEXTracker 2014 Equity Incentive Plan	—	—	67,608	—
Total	12,362,219	2,986,396	67,608	11,831,949

(1) In connection with the acquisition of Nextracker Inc. on September 28, 2015, we assumed the Nextracker, Inc. 2014 Equity Incentive Plan during fiscal year 2016.
(2) Represents performance RSUs outstanding at the target amount.
(3) The weighted average exercise price and weighted average remaining term for outstanding options under the equity plans are as follows: Nextracker, Inc. 2014 Equity Incentive Plan - $7.70 and 2.50 years, respectively.

A company's burn rate is equal to the total number of equity awards the company granted in a fiscal year divided by the weighted average total issued Ordinary Shares for the year. The Company's three-year average burn rate for fiscal years 2023, 2022 and 2021 was approximately 1.86%, as further detailed in the table below. We will continue to monitor our equity use in future years to ensure that our burn rate is maintained within competitive market norms.

Fiscal Year	Stock Options Granted (a)	Full-Value Awards Granted (b)	Total (a)+(b)	Weighted Average Ordinary Shares Outstanding	Burn Rate
2023	—	8,416,650	8,416,650	454,206,521	1.85
2022	—	7,276,643	7,276,643	476,217,368	1.53
2021	—	10,982,109	10,982,109	499,034,192	2.20
Three-Year Average	—	8,891,801	8,891,801	476,486,027	1.86

Summary of the Amended 2017 Plan

The principal provisions of the Amended 2017 Plan are summarized below. This summary is not a complete description of the Amended 2017 Plan's provisions and is qualified in its entirety by reference to the Amended 2017 Plan, which is attached to this proxy statement as Annex B.

Term of the Amended 2017 Plan

Unless terminated earlier, the Amended 2017 Plan will continue until ten (10) years from the date it is approved by our shareholders at the 2023 annual general meeting.

Eligibility

All of our employees and directors and those of our subsidiaries and affiliates, including officers, members of our Board of Directors (including both employee and non-employee directors), and consultants of the Company and our subsidiaries and affiliates, are eligible to be selected as award recipients under the Amended 2017 Plan. By approving the Amended 2017 Plan, shareholders would be approving the potential grant of awards to the aforesaid categories of eligible persons, in accordance with the rules of the Amended 2017 Plan and subject to the applicable limits therein. A participant in the Amended 2017 Plan may not receive awards for more than 10,000,000 Ordinary Shares (or if settled in cash, an amount equal to 10,000,000 multiplied by the average daily trading price of the Company's Ordinary Shares during the preceding calendar year) in the aggregate per calendar year under the Amended 2017 Plan. Awards under the Amended 2017 Plan will generally be exercisable or payable only while the participant is an employee, director or consultant, as applicable. However, certain awards may be paid or exercised following certain terminations of service, a change of control event, or the retirement, death or disability of the participant.

As of the record date of June 5, 2023, approximately 1,950 employees, including seven (7) executive officers, and ten (10) non-employee directors were eligible to participate in the Plan and would continue to be eligible to participate in the Amended 2017 Plan. Flex uses consultants from time to time, but our historical practice has not been to grant awards to consultants.

Administration

The Amended 2017 Plan is administered by the Compensation and People Committee of our Board. The Compensation and People Committee has complete discretion, subject to the provisions of the Amended 2017 Plan, to select each eligible individual to whom awards will be granted and to determine the type and amount of awards to be granted, the timing of such awards, and the other terms and conditions of awards granted under the Amended 2017 Plan. Under the terms of the Amended 2017 Plan, the Compensation and People Committee may delegate its authority under the Amended 2017 Plan to a committee of the Board or to one or more officers of the Company, except for awards granted to Section 16 officers or directors of the Company. The Compensation and People Committee also has the power to interpret the Amended 2017 Plan and award agreements thereunder, to establish rules and regulations relating to the Amended 2017 Plan, and to make all other determinations necessary or advisable for administering the Amended 2017 Plan.

Available Awards

The Amended 2017 Plan authorizes the Company to provide equity-based compensation in the form of: (i) stock options, including incentive stock options entitling the option holder to favorable tax treatment under Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"); (ii) restricted share units; (iii) share appreciation rights; (iv) performance share awards and performance units; and (v) other share-based awards that are not inconsistent with the Amended 2017 Plan. Each type of award is described below under the section captioned "Types of Awards Authorized Under the Amended 2017 Plan." Each award granted under the Amended 2017 Plan will be evidenced by an award agreement that sets forth the terms, conditions and limitations applicable to such award as determined by the Compensation and People Committee in its discretion.

Minimum One-Year Vesting Period

All awards shall have a minimum vesting period of one year, except that awards that do not satisfy this minimum vesting period requirement may be granted in an aggregate amount that does not exceed 5% of the total shares reserved for grant and issuance under the Amended 2017 Plan (as determined under "Shares Available for Awards" and "Share Counting" below), provided that under the Amended 2017 Plan the following shall be excluded from this requirement: (i) substitute awards; (ii) awards to non-employee directors granted on or about the date of an annual general meeting of shareholders that vest on the day of or the day prior to the next annual general meeting of shareholders which is at least fifty (50) weeks after the preceding year's annual general meeting; and (iii) Ordinary Shares delivered in lieu of fully earned non-employee directors cash compensation obligations.

Shares Available for Awards

If the Amended 2017 Plan is approved, the total number of Ordinary Shares remaining available for grant after the effective date of the Amended 2017 Plan will be 28,131,949 Ordinary Shares (including the 11,831,949 Ordinary Shares that remained available as of March 31, 2023, plus 16,300,000 newly requested Ordinary Shares), less one share for every one share that is subject to an award granted under the Plan after March 31, 2023 and prior to the effective date of the Amended 2017 Plan. The Amended 2017 Plan will remain the sole plan under which equity grants relating to our Ordinary Shares may be made on or after the effective date of the Amended 2017 Plan.

Valuation

The fair market value of our Ordinary Shares on any relevant date under the Amended 2017 Plan is the closing sales price per share on that date as quoted on the Nasdaq Global Select Market. As of June 5, 2023, the closing price of our Ordinary Shares as quoted on the Nasdaq Global Select Market was $25.87 per share.

Share Counting

Under the Amended 2017 Plan, each Ordinary Share that is subject to any award will count against the aggregate Amended 2017 Plan limit as one Ordinary Share. To the extent that an award (including any previously outstanding grants made under any Prior Plan (as defined in the Amended 2017 Plan)) terminates, is forfeited, is canceled, expires, lapses for any reason, or is settled in cash, any Ordinary Shares under such award in respect of such termination, forfeiture, cancellation, expiration, lapse or settlement in cash, will again be available for the grant of an award pursuant to the Amended 2017 Plan. Ordinary Shares that are withheld (if and to the extent permitted by applicable law) to satisfy the grant or exercise price or tax withholding obligations pursuant to any award will be treated as issued under the Amended 2017 Plan and will not be added back to the aggregate number of shares available for grant under the Amended 2017 Plan, and the gross number of shares subject to a share appreciation right shall be deducted from the share reserve, regardless of the number of shares delivered to a participant upon exercise.

Limitation on Non-Employee Director Compensation

The aggregate value of cash compensation and grant date fair market value of shares that may be paid or granted during any calendar year of the Company to any non-employee director shall not exceed $800,000. By approving the Amended 2017 Plan, shareholders would be approving the grant of awards under the Amended 2017 Plan (which may be amended from time to time) to current non-employee directors and such other persons each of whom may be appointed as a non-employee director of the Company from time to time.

Repricing Prohibited Without Shareholder Approval

The Compensation and People Committee will not, without the approval of the Company's shareholders, (a) lower the exercise price of an option or grant price of a share appreciation right after it is granted, (b) cancel an option or share appreciation right when the exercise price or grant price exceeds the fair market value of one Ordinary Share in exchange for cash or another award (other than in connection with a change of control or substitute awards), or (c) take any other action with respect to an option or share appreciation right that would be treated as a repricing under the rules and regulations of the Nasdaq Stock Market.

Types of Awards Authorized Under the Amended 2017 Plan:

- **Stock Options.** Stock options may be granted that entitle the option holder to purchase Ordinary Shares at a price set forth in the applicable award agreement. Stock options may be granted as non-qualified stock options or as incentive stock options, or in any combination of the two. The exercise price of any stock option may not be less than the fair market value of an Ordinary Share on the date of grant, and the maximum term for any stock option is ten (10) years (five (5) years, in the case of grants to any non-employee member of our Board of Directors, consultant or employee of any of our "Affiliates" (as defined in the Amended 2017 Plan) that are not "related corporations" (as defined under the Singapore Companies Act) and five (5) years for certain employees, if applicable, holding incentive stock options (as further described below)). The Compensation and People Committee will determine the methods by which the exercise price of a stock option may be paid, which may include: (i) a payment in cash or by check; (ii) the withholding of shares (if and to the extent permitted by applicable law) otherwise deliverable upon exercise of the option, whereby the participant shall be (x) deemed to have waived his or her right to delivery of the full number of shares in respect of which the option is exercised; and (y) deemed to have agreed to receive the number of shares (after deducting the number of shares which have a fair market value on the date of exercise equal to the aggregate exercise price of the shares as to which the option shall be exercised) as calculated by the Compensation and People Committee in its absolute discretion; (iii) a "same day sale" commitment from the participant and a broker-dealer whereby the option holder irrevocably elects to exercise the stock option and to sell a portion of the Ordinary Shares so purchased to pay the exercise price, and whereby the broker-dealer irrevocably commits upon receipt of such Ordinary Shares to forward the exercise price directly to the Company; (iv) delivery of other property acceptable to the Compensation and People Committee; or (v) any combination of the foregoing methods of payment. Incentive stock options may be granted only to our employees and those of our subsidiaries. In addition, in the case of any incentive stock options granted to any individual who owns, as of the date of grant, shares possessing more than 10% of the total combined voting power of all classes of our shares, the incentive stock option must have an exercise price that is not less than 110% of the fair market value of an Ordinary Share on the date of grant and the maximum term of any such incentive stock option is five (5) years. The aggregate fair market value (determined as of the time the option is granted) of all shares with respect to which incentive stock options are first exercisable by a grantee in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code.

- **Share Appreciation Rights.** A share appreciation right is a right, exercisable by the surrender of all or a portion of the share appreciation right, to receive a payment equal to the product of: (i) the excess of (A) the fair market value of an Ordinary Share on the date the share appreciation right is exercised over (B) the grant price of the share appreciation right; and (ii) the number of Ordinary Shares with respect to which the share appreciation right is exercised. No share appreciation right may be exercisable more than ten (10) years from the date of grant. A share appreciation right may be paid in cash, in Ordinary Shares (based on the fair market value of such Ordinary Shares on the date the share appreciation right is exercised) or in a combination of cash and Ordinary Shares, as determined by the Compensation and People Committee.

- **Restricted Share Units.** A restricted share unit is a type of contingent share award that generally entitles the participant to receive a number of our Ordinary Shares, or the value of such shares, in connection with the satisfaction of vesting conditions determined by the Compensation and People Committee, as specified in the award agreement for the restricted share units. Restricted share units may be denominated in unit equivalents of Ordinary Shares and/or units of value including the dollar value of shares. At the time of grant of the restricted share unit award, the Compensation and People Committee will specify the date or dates on which the award will become vested and non-forfeitable, and may specify any other terms and conditions. In addition, the Compensation and People Committee will specify the settlement date applicable to each restricted share unit, which may not be earlier than the vesting date or dates of the award. Settlement of restricted share units may be made in Ordinary Shares or in cash (in an amount reflecting the fair market value of the Ordinary Shares that would have been issued) or any combination of cash and shares, as determined by the Compensation and People Committee in its sole discretion.

- **Performance Shares and Performance Units.** Performance shares represent the right to receive Ordinary Shares of the Company, the payment of which is contingent upon achieving certain performance criteria established by the Compensation and People Committee. Performance units are denominated in units of value, which may include the value of Ordinary Shares, and represent the right to receive a payment which is contingent upon achieving certain performance goals established by the Compensation and People Committee. Performance share awards and performance unit awards may be linked to any one or more of the performance goals specified in the Amended 2017 Plan or such other specific performance goals determined appropriate by the Compensation and People Committee (as further discussed under "Performance

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Measures" below), in each case on a specified date or dates or over any performance period or periods determined by the Compensation and People Committee. In addition, the Compensation and People Committee will specify the settlement date applicable to each performance share award or performance unit award, which may not be earlier than the vesting date or dates of the award. Settlement of a performance share or a performance unit may be made in Ordinary Shares or in cash (in an amount reflecting the fair market value of the Ordinary Shares that would have been issued) or in any combination of cash and shares, as determined by the Compensation and People Committee in its sole discretion.

- **Other Share-Based Awards.** In addition to restricted share units, performance share awards and performance unit awards, the Compensation and People Committee is authorized under the Amended 2017 Plan to make any other award to an eligible individual that is not inconsistent with the provisions of the Amended 2017 Plan and that by its terms involves or might involve the issuance of: (i) Ordinary Shares; (ii) a right with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria specified in the Amended 2017 Plan or other conditions; or (iii) any other security with the value derived from the value of our Ordinary Shares.

Singapore law currently prohibits us from issuing restricted shares or restricted share awards (i.e., awards involving the immediate transfer by the Company to a participant of ownership of a specified number of Ordinary Shares of the Company, which are subject to restrictions on transfer and may be forfeited prior to vesting) and we do not intend to issue any such awards at this time. However, if there is a change in Singapore law or other development that would permit us to grant restricted share awards, the Amended 2017 Plan would provide us with the flexibility to do so.

Grants of certain performance-based compensation will be subject to the attainment of one or more specified performance goals over a specified period of time. We refer to this time period as a performance period. The performance goals will be based upon certain performance criteria selected by the Compensation and People Committee, as described below under the section captioned "Performance Measures." As soon as practicable following the completion of a performance period or periods applicable to a performance-based award, the Compensation and People Committee shall determine the extent to which the applicable performance goals have been achieved and, as applicable, the resulting final value of the award earned by the participant.

Performance Measures

In granting awards that are contingent upon the achievement of certain performance goals, the Compensation and People Committee will base a performance goal on one or more of the following performance criteria or such other specific performance criteria determined appropriate by the Compensation and People Committee, which may be applied to the performance of the Company or any of its affiliates, or any business unit of the Company or any of its affiliates:

- net revenue and/or net revenue growth;
- earnings before income taxes and amortization and/or earnings before income taxes and amortization growth;
- operating income and/or operating income growth;
- net income and/or net income growth;
- cash flow, operating income, or net income margins;
- earnings per share and/or earnings per share growth;
- total shareholder return and/or total shareholder return growth;
- stock price;
- return on equity;
- operating or free cash flow;
- economic value added;
- return on invested capital;
- environmental, social and governance objectives; and
- individual objectives.

The Compensation and People Committee, in its discretion, may provide for the appropriate adjustments or modifications of the performance goals for a performance period to reflect any objectively determinable component of a performance goal, including foreign exchange gains and losses, asset write downs, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, unusual or noncash items, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements, or changes in law or accounting principles, or any other events or occurrences for which the Compensation and People Committee determines an adjustment or modification should be made.

Amendment and Termination

The Compensation and People Committee may at any time amend or modify the Amended 2017 Plan in any or all respects, except that any such amendment or modification may not materially and adversely affect the rights of any holder of an award previously granted under the Amended 2017 Plan unless such holder consents in writing, other than to the extent necessary to comply with applicable income tax laws and regulations. The Compensation and People Committee may terminate the Amended 2017 Plan at any time. However, without the approval of our shareholders and except as described below under "Adjustments", the Compensation and People Committee may not:

- amend the Amended 2017 Plan to materially increase the maximum number of Ordinary Shares issuable under the Amended 2017 Plan or the maximum number of Ordinary Shares for which any plan participant may be granted awards;
- materially modify the eligibility requirements for participation in the Amended 2017 Plan; or
- materially increase the benefits accruing to participants in the Amended 2017 Plan.

Further, the Compensation and People Committee may not amend the Amended 2017 Plan in any manner that requires shareholder approval under Nasdaq or other stock exchange listing requirements applicable to the Company.

Dividends and Dividend Equivalents

No dividends or dividend equivalents may be paid to a plan participant with respect to an award prior to the vesting of such award. Subject to the preceding sentence, a full-value award (generally an award other than a stock option or share appreciation right) may provide for dividends or dividend equivalents to accrue on behalf of a participant as of each dividend payment date during the period between the date the award is granted and the date the award is exercised, vested, expired, credited or paid, and to be converted to vested cash or shares at the same time and in all events subject to the same restrictions and risk of forfeiture that apply to the shares to which such dividends or dividend equivalents relate.

Adjustments

The Compensation and People Committee shall make certain adjustments to the Amended 2017 Plan and to the outstanding awards under the Amended 2017 Plan in the event of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off, extraordinary cash dividend or other change affecting the outstanding Ordinary Shares as a class without the Company's receipt of consideration. In the event of such a change, appropriate adjustments will be made to:

- the maximum number and/or class of securities issuable under the Amended 2017 Plan;
- the maximum number and/or class of securities for which any participant may be granted awards under the terms of the Amended 2017 Plan or that may be granted generally under the terms of the Amended 2017 Plan; and
- the number and/or class of securities and price per Ordinary Share in effect under each outstanding award.

Any such adjustments to the outstanding awards will be effected in a manner as to preclude the enlargement or dilution of rights and benefits under such awards. However, in no event will fractions of an Ordinary Share be issued and the Compensation and People Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding down as appropriate.

Change of Control

Where awards are assumed or continued after a change of control, the Compensation and People Committee may provide that one or more awards will automatically accelerate upon an involuntary termination of service (as defined in the Amended 2017 Plan) within a designated period following the effective date of such change of control. If the Compensation and People Committee so determines, any such award will, immediately upon an involuntary termination of service following a change of control, become fully exercisable and all forfeiture restrictions on such award will lapse.

Unless otherwise provided in the applicable award agreement or other plan or agreement between the Company and the participant, in the event of a change of control (as defined in the Amended 2017 Plan) in which the participant's awards are not converted, assumed, or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then such awards will automatically vest and become fully exercisable and all forfeiture restrictions on such awards will lapse immediately prior to the change of control and, following the consummation of such a change of control, all such awards will terminate and cease to be outstanding.

Deferral

The Compensation and People Committee may, in an award agreement or otherwise, provide or permit for the deferred delivery of shares or cash upon settlement, vesting or other events with respect to awards.

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Compliance with Section 409A of the Internal Revenue Code of 1986, as Amended

To the extent applicable, it is intended that the Amended 2017 Plan and any grants made under the Amended 2017 Plan will comply with or be exempt from the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the participants. The Amended 2017 Plan and any grants made under the Amended 2017 Plan will be administered and interpreted in a manner consistent with this intent.

Prohibition on Transfers of Awards

In general, awards granted under the Amended 2017 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution. Awards may, if so provided in the applicable award agreement, be transferred to family members or charitable institutions through a gift, pursuant to conditions and procedures established by the Compensation and People Committee. Options and share appreciation rights may not be transferred to a third-party financial institution for value.

Withholding Taxes

The Company or any affiliate of the Company, as appropriate, may deduct or withhold, or require a participant to remit to the Company, an amount sufficient to satisfy U.S. federal, state and local taxes and any taxes imposed by jurisdictions outside of the United States (including income tax, social insurance contributions, payment on account and any other taxes that may be due) required by law to be withheld with respect to any taxable event concerning a participant arising as a result of the Amended 2017 Plan. In addition, the Company or any affiliate of the Company may take any action as may be necessary in its opinion to satisfy withholding obligations for the payment of taxes by any means authorized by the Compensation and People Committee. No Ordinary Shares will be delivered under the Amended 2017 Plan to any participant or other person until the participant or such other person has made arrangements acceptable to the Compensation and People Committee for the satisfaction of applicable tax obligations arising as a result of awards made under the Amended 2017 Plan.

U.S. Federal Income Tax Consequences

The following is a general summary as of the date of this proxy statement of the United States federal income tax consequences to the Company and the directors, officers and employees participating in the Amended 2017 Plan. Tax laws may change and the federal, state and local tax consequences for any participating employee will depend upon his or her individual circumstances. In addition, the following discussion does not purport to describe state or local income tax consequences in the United States, nor tax consequences for participants who are subject to tax in other countries. The following general description does not constitute tax advice and should not be relied upon as such. Each participating employee has been and is encouraged to seek the advice of a qualified tax adviser regarding the tax consequences of participation in the Amended 2017 Plan.

- **Nonqualified Stock Options.** A participant will generally not recognize any taxable income upon the grant of a nonqualified stock option under the Amended 2017 Plan and the Company will not receive a deduction at the time of such grant. Upon exercise of a nonqualified stock option, the participant generally will realize ordinary income in an amount equal to the excess of the fair market value of the Ordinary Shares on the date of exercise over the exercise price, and the Company will generally be allowed a deduction equal to the amount recognized by the participant as ordinary income. The participant's tax basis in the shares received will be equal to the exercise price plus the amount recognized as ordinary income. Upon a subsequent sale of such shares, the participant will recognize capital gain or loss.

- **Incentive Stock Options.** No taxable income is recognized by a participant at the time of grant of an incentive stock option, and no taxable income is generally recognized at the time the option is exercised. (However, the excess of the fair market value of the Ordinary Shares received upon exercise over the option exercise price is an item of tax preference income which may be subject to the alternative minimum tax.) Instead, the participant will recognize taxable income in the year in which the acquired shares are sold or otherwise disposed of. If the sale or other disposition is made after the participant has held the shares for more than two (2) years after the option grant date and more than one year after the date on which the shares are transferred to the participant (referred to as a "qualifying disposition") pursuant to the option's exercise, any gain or loss, generally measured by the difference between the amount realized on the sale of shares and the option exercise price, will be treated as long-term capital gain or loss. However, if either of these two holding period requirements is not satisfied (referred to as a "disqualifying disposition"), then upon the disqualifying disposition, the participant generally recognizes ordinary income in the amount of the lesser of (i) the difference between the fair market value of the shares at the time of the option's exercise and the option's exercise price, or (ii) the difference between the amount realized on the sale and the option's exercise price. Any ordinary income recognized is added to the participant's basis for purposes of determining any additional gain on the sale and any such additional gain will be capital gain. If the participant makes a disqualifying disposition of the acquired shares, we may be entitled to a deduction from our U.S. taxable income for the taxable year in which such disposition occurs, equal to the amount of ordinary income the participant recognizes. In no other instance will we be allowed a deduction with respect to the participant's disposition of the acquired shares.

- **Share Appreciation Rights.** The grant of a share appreciation right will generally not create any tax consequences for the participant or the Company. Upon the exercise of a share appreciation right, the participant will recognize ordinary income in an amount equal to the cash or fair market value of the Ordinary Shares received from the exercise. The participant's tax basis in any Ordinary Shares received upon the exercise of the share appreciation right will be equal to the ordinary income recognized with respect to the shares. Upon disposition of the shares, the participant will recognize capital gain or loss equal to the difference between the amount realized and his or her basis in the shares. Upon the exercise of a share appreciation right, the Company generally will be entitled to a deduction in the amount of the compensation income recognized by the participant.

- **Restricted Share Units, Performance Units and Performance Share Awards.** In general, a participant will not recognize income with respect to restricted share unit awards, performance unit awards or performance share awards until there is a settlement of the award. On that date, the participant will recognize ordinary income in an amount equal to the cash or fair market value of the Ordinary Shares received. The participant's tax basis in any shares received is the amount included in his or her income, and the participant's holding period in the shares commences on the day after receipt of the shares. Upon disposition of the shares, the participant will recognize capital gain or loss equal to the difference between the amount realized and his or her basis in the shares. The Company will generally be entitled to a deduction equal to the amount included in the participant's ordinary income in the year in which such amount is recognized by the participant.

- **Other Share-Based Awards.** The current U.S. federal income tax consequences of other share-based awards authorized under the Amended 2017 Plan generally follow certain basic patterns: other-share based awards with characteristics that are consistent with restricted share units, performance shares or performance units generally are taxed upon payment of cash or Ordinary Shares; and other-share based awards with characteristics that are consistent with nontransferable restricted shares subject to a substantial risk of forfeiture generally result in income recognition equal to the excess of the shares' fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the grant date). In each of the foregoing cases, we generally will have a corresponding deduction at the time the participant recognizes income.

Section 162(m)

Section 162(m) of the Code generally limits to $1 million the amount that a publicly held corporation is allowed each year to deduct for the compensation paid to each of the corporation's chief executive officer, the corporation's chief financial officer and certain other current and former executive officers of the corporation. Therefore, the compensation to certain officers from awards granted under the Amended 2017 Plan and described above may not be deductible for federal income tax purposes as it may be limited by Section 162(m). The Compensation and People Committee believes it is appropriate to retain the flexibility to authorize payments of compensation that may not qualify for deductibility if, in the Compensation and People Committee's judgment, it is in the Company's interest to do so.

New Plan Benefits

The number of shares to be issued under the Amended 2017 Plan to participants in the plan, including eligible employees, executive officers and directors, and the net values to be realized upon such issuances, are discretionary, and therefore, not determinable. Our grants of performance share units and restricted share units to our Named Executive Officers are described in the "Compensation Discussion and Analysis" and "Executive Compensation" sections of this proxy statement. The equity grant program for our non-employee directors is described under the "Fiscal Year 2023 Non-Management Directors' Compensation" section of this proxy statement.

 The Board recommends a vote **"FOR"** the resolution to amend and restate the Flex Ltd. 2017 Equity Incentive Plan.

Proposal No. 6: Ordinary Resolution to Authorize Ordinary Share Issuances

We are incorporated in the Republic of Singapore. Under Singapore law, our directors may only issue Ordinary Shares and make or grant offers, agreements, options, performance shares, performance units, restricted share units, or other compensatory equity awards that might or would require the issuance of Ordinary Shares, with the prior approval of our shareholders. We are submitting this proposal because we are required to do so under the laws of Singapore before we can issue any Ordinary Shares in connection with our equity compensation plans, possible future strategic transactions, or public and private offerings (other than shares issuable on exercise or settlement of outstanding options, performance shares, performance units, restricted share units and other instruments convertible into or exercisable for Ordinary Shares that were granted under previously-approved share issue mandates). Our current authorization, approved by shareholders at our 2022 annual general meeting, will expire at the conclusion of the 2023 annual general meeting. As a result, we are presenting this proposal to renew the Board's authority to issue Ordinary Shares on the terms set forth below.

We are seeking approval to authorize our Board to issue up to a maximum of 20% of the total number of issued Ordinary Shares of the Company as of the date of the passing of such resolution (equal to a total of 88,702,699 Ordinary Shares as of June 5, 2023 on the basis that no additional Ordinary Shares are issued or repurchased before the 2023 annual general meeting). If this proposal is approved, and unless revoked or varied by the Company in a general meeting, the authorization would be effective from the date of the 2023 annual general meeting until the earlier of (i) the conclusion of the 2024 annual general meeting or (ii) the expiration of the period within which the 2024 annual general meeting is required by law to be held. Under the Singapore Companies Act, the 2024 annual general meeting is required to be held within six months after the date of our 2024 fiscal year end (except that Singapore law allows for a one-time application for an extension of up to a maximum of two months to be made with the Singapore Accounting and Corporate Regulatory Authority).

Our Board believes it is advisable and in the best interests of the Company for our shareholders to authorize our directors to issue Ordinary Shares and to make or grant offers, agreements, options, performance shares, performance units, restricted share units, or other compensatory equity awards that might or would require the issuance of Ordinary Shares. In the past, the Board has issued shares or made agreements that would require the issuance of new Ordinary Shares in the following situations:

- in connection with strategic transactions and acquisitions;
- pursuant to public and private offerings of our Ordinary Shares or instruments convertible into our Ordinary Shares; and
- in connection with our equity compensation plans and arrangements.

If this proposal is not approved, we would not be permitted to issue any new Ordinary Shares, including shares issuable pursuant to compensatory equity awards (other than shares issuable on exercise or settlement of outstanding options, performance shares, performance units, restricted share units and other instruments convertible into or exercisable for Ordinary Shares, which were previously granted when the previous shareholder approved share issue mandates were in force). If we are unable to rely upon equity as a component of compensation, we would have to review our compensation practices, and would likely have to substantially increase cash compensation to retain key personnel.

It has been our practice to seek shareholder authority to authorize our Board to issue Ordinary Shares subject only to applicable Singapore laws and the rules of Nasdaq. However, in line with evolving stakeholder expectations, we are seeking approval to authorize our Board to issue up to a maximum of 20% of the total number of issued Ordinary Shares of the Company. We note that, because we are a Nasdaq-listed company, our shareholders continue to benefit from the protections afforded to them under the rules of Nasdaq, including those rules that limit our ability to issue shares in specified circumstances without obtaining shareholder approval.

Our Board expects that we will continue to issue Ordinary Shares and grant options, performance shares, performance unit awards, and restricted share unit awards in the future under circumstances similar to those in the past. As of the date of this proxy statement, other than issuances of Ordinary Shares or agreements that would require the issuance of new Ordinary Shares in connection with our equity compensation plans and arrangements, we have no specific plans, agreements or commitments to issue any Ordinary Shares for which approval of this proposal is required. Nevertheless, our Board believes it is advisable and in the best interests of the Company for our shareholders to provide this general authorization, subject to the aggregate cap described above, because then we can avoid the delay and expense of obtaining shareholder approval at a later date and will have greater flexibility to pursue strategic transactions and acquisitions and to raise additional capital through public and private offerings of our Ordinary Shares and instruments convertible into our Ordinary Shares.

If this proposal is approved, our directors would be authorized to issue, during the period described above, Ordinary Shares subject only to applicable Singapore laws and the rules of Nasdaq. The issuance of a large number of Ordinary Shares could be dilutive to existing shareholders or reduce the trading price of our Ordinary Shares on Nasdaq.

We are not submitting this proposal in response to a threatened takeover. However, in the event of a hostile attempt to acquire control of the Company, we could seek to impede the attempt by issuing Ordinary Shares, which may dilute the voting power of our existing shareholders. This could also have the effect of impeding the efforts of our shareholders to replace an incumbent director with a new director of their choice. These potential effects could limit the opportunity for our shareholders to dispose of their Ordinary Shares at the premium that may be available in takeover attempts.

 The Board recommends a vote **"FOR"** the resolution to authorize Ordinary Share issuances.

Proposal No. 7: Ordinary Resolution to Renew the Share Purchase Mandate

Our purchases or acquisitions of our Ordinary Shares must be made in accordance with, and in the manner prescribed by, the Singapore Companies Act, the applicable listing rules of Nasdaq and such other laws and regulations as may apply from time to time.

Singapore law requires that we obtain shareholder approval of a "general and unconditional share purchase mandate" given to our directors if we wish to purchase or otherwise acquire our Ordinary Shares. This general and unconditional mandate is referred to in this proxy statement as the Share Purchase Mandate, and it allows our directors to exercise all of the Company's powers to purchase or otherwise acquire our issued Ordinary Shares on prescribed terms of the Share Purchase Mandate.

Our shareholders approved a renewal of the Share Purchase Mandate at the annual general meeting of shareholders held in 2022, which will expire on the date of the 2023 annual general meeting. Accordingly, we are seeking approval from our shareholders at the 2023 annual general meeting for another renewal of the Share Purchase Mandate. Pursuant to the Singapore Companies Act, share repurchases under our share repurchase plans were subject to an aggregate limit of 20% of our issued Ordinary Shares outstanding as of the date of the annual general meeting held on August 25, 2022. On August 25, 2022, the Board authorized the repurchase of up to an aggregate of $1 billion of Ordinary Shares of the Company to be conducted in tranches. Until the 2023 annual general meeting, any repurchases would be made under the Share Purchase Mandate renewed at the 2022 annual general meeting. As of the date of the 2023 annual general meeting, any repurchases may only be made if the shareholders approve the proposed renewal of the Share Purchase Mandate. The share purchase program does not obligate the Company to repurchase any specific number of shares and may be suspended or terminated at any time without prior notice.

If renewed by shareholders at the 2023 annual general meeting, the authority conferred by the Share Purchase Mandate will, unless varied or revoked by our shareholders at a general meeting, continue in force until the earlier of the date of the 2024 annual general meeting or the date by which the 2024 annual general meeting is required by law to be held. Under the Singapore Companies Act, the 2024 annual general meeting is required to be held within six months after the date of our 2024 fiscal year-end (except that Singapore law allows for a one-time application for an extension of up to a maximum of two months to be made with the Singapore Accounting and Corporate Regulatory Authority).

The authority and limitations placed on our share purchases or acquisitions under the proposed Share Purchase Mandate, if renewed at the 2023 annual general meeting, are summarized below.

Limit on Allowed Purchases

We may only purchase or acquire Ordinary Shares that are issued and fully paid up. The prevailing limitation under the Singapore Companies Act that is currently in force does not permit us to purchase or acquire more than 20% of the total number of our issued Ordinary Shares outstanding at the date of the annual general meeting. Any of our Ordinary Shares that are held as treasury shares will be disregarded for purposes of computing this 20% limitation. For this purpose, a reference herein to treasury shares in computing the 20% limitation includes a reference to any Ordinary Shares held by our subsidiaries under the limited exceptions in Sections 21(4B) and 21(6C) of the Singapore Companies Act, if applicable.

We are seeking approval for our Board of Directors to authorize the purchase or acquisition of our issued Ordinary Shares not exceeding 20% of our total number of issued Ordinary Shares outstanding as of the date this proposal is approved (excluding any Ordinary Shares that are held as treasury shares as at that date).

Purely for illustrative purposes, on the basis of 443,513,496 issued Ordinary Shares outstanding as of June 5, 2023, and assuming no additional Ordinary Shares are issued or repurchased on or prior to the date of the 2023 annual general meeting, based on the prevailing 20% limit, we would be able to purchase not more than 88,702,699 issued Ordinary Shares pursuant to the proposed renewal of the Share Purchase Mandate.

During fiscal year 2023, we repurchased approximately 19.8 million shares for an aggregate purchase price of approximately $337 million under the Share Purchase Mandate and cancelled all of these shares.

Duration of Share Purchase Mandate

Purchases or acquisitions of Ordinary Shares may be made, at any time and from time to time, on and from the date the Share Purchase Mandate is approved until the earlier of:

- the date on which our next annual general meeting is held or required by law to be held; or
- the date on which the authority conferred by the Share Purchase Mandate is revoked or varied by our shareholders at a general meeting.

Manner of Purchases or Acquisitions of Ordinary Shares

Purchases or acquisitions of Ordinary Shares may be made by way of:

- market purchases on Nasdaq or any other stock exchange on which our Ordinary Shares may at the time be listed and quoted, through one or more duly licensed dealers appointed by us for that purpose; and/or
- off-market purchases (if effected other than on Nasdaq or, as the case may be, any other stock exchange on which our Ordinary Shares are then listed and quoted), in accordance with an equal access scheme as prescribed by the Singapore Companies Act.

If we decide to purchase or acquire our Ordinary Shares in accordance with an equal access scheme, our directors may impose any terms and conditions as they see fit and as are in our interests, so long as the terms are consistent with the Share Purchase Mandate, the applicable rules of Nasdaq, the provisions of the Singapore Companies Act and other applicable laws. In addition, an equal access scheme must satisfy all of the following conditions:

- offers for the purchase or acquisition of Ordinary Shares must be made to every person who holds Ordinary Shares to purchase or acquire the same percentage of their Ordinary Shares;
- all holders of our Ordinary Shares must be given a reasonable opportunity to accept the offers made; and
- the terms of all of the offers must be the same (except differences in consideration that result from offers relating to Ordinary Shares with different accrued dividend entitlements and differences in the offers solely to ensure that each person is left with a whole number of Ordinary Shares).

Purchase Price

The maximum purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses of the purchase or acquisition) to be paid for each Ordinary Share will be determined by our directors. That price must not exceed:

- in the case of a market purchase, the highest independent bid or the last independent transaction price, whichever is higher, of our Ordinary Shares quoted or reported on Nasdaq or, as the case may be, any other stock exchange on which our Ordinary Shares may at that time be listed and quoted, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, permitted under SEC Rule 10b-18, at the time the purchase is effected; and
- in the case of an off-market purchase pursuant to an equal access scheme, 105% of the average of the closing price per Ordinary Share over the five consecutive trading days on which our Ordinary Shares are traded on the Nasdaq Global Select Market, or, as the case may be, any other stock exchange on which our Ordinary Shares are at the time listed and quoted, immediately preceding the date on which we effect the off-market purchase.

Treasury Shares

Under the Singapore Companies Act, Ordinary Shares purchased or acquired by us may be held as treasury shares. Some of the provisions on treasury shares under the Singapore Companies Act are summarized below.

Maximum Holdings

The number of Ordinary Shares held as treasury shares may not at any time exceed 10% of the total number of issued Ordinary Shares. For this purpose, the reference to treasury shares includes a reference to any Ordinary Shares held by our subsidiaries under the limited exceptions in Sections 21(4B) and 21(6C) of the Singapore Companies Act, if applicable.

Voting and Other Rights

We may not exercise any right in respect of treasury shares, including any right to attend or vote at meetings. For the purposes of the Singapore Companies Act, we shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights. In addition, no dividend may be paid, and no other distribution of our assets may be made, to the Company in respect of treasury shares, other than the allotment of Ordinary Shares as fully paid bonus shares. A subdivision or consolidation of any treasury share into treasury shares of a greater or smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before the respective subdivision or consolidation.

Disposal and Cancellation

Where Ordinary Shares are held as treasury shares, we may at any time:

- sell the treasury shares for cash;
- transfer the treasury shares for the purposes of or pursuant to any share scheme, whether for employees, directors or other persons;
- transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;
- cancel the treasury shares; or
- sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance of Singapore.

Sources of Funds

Only funds legally available for purchasing or acquiring Ordinary Shares in accordance with our Constitution and the applicable laws of Singapore shall be used. We intend to use our internal sources of funds and/or borrowed funds to finance any purchase or acquisition of our Ordinary Shares. Our directors do not propose to exercise the Share Purchase Mandate in a manner and to an extent that would materially affect our working capital requirements.

The Singapore Companies Act permits us to purchase or acquire our Ordinary Shares out of our capital and/or profits. Acquisitions or purchases made out of capital are permissible only so long as we are solvent for the purposes of Section 76F(4) of the Singapore Companies Act. A company is solvent if, at the date of the payment made in consideration of the purchase or acquisition (including any expenses, such as brokerage or commission) the following conditions are satisfied: (a) there is no ground on which the company could be found unable to pay its debts; (b) if it is not intended to commence winding up of the company, the company will be able to pay its debts as they fall due during the period of 12 months immediately after the date of the payment; and (c) the value of the company's assets is not less than the value of its liabilities (including contingent liabilities) and will not, after the proposed purchase or acquisition, become less than the value of its liabilities (including contingent liabilities).

Status of Purchased or Acquired Ordinary Shares

Any Ordinary Share that we purchase or acquire will be deemed cancelled immediately on purchase or acquisition, and all rights and privileges attached to such Ordinary Share will expire on cancellation (unless such Ordinary Share is held by us as a treasury share). The total number of issued shares will be diminished by the number of Ordinary Shares purchased or acquired by us and which are not held by us as treasury shares.

We will cancel and destroy certificates in respect of purchased or acquired Ordinary Shares as soon as reasonably practicable following settlement of any such purchase or acquisition. Where Ordinary Shares are purchased or acquired and held by us as treasury shares, we will cancel and issue new certificates in respect thereof.

Financial Effects

Our net tangible assets and the consolidated net tangible assets of our subsidiaries will be reduced by the purchase price (including any expenses) of any Ordinary Shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that the purchase or acquisition of our Ordinary Shares in accordance with the Share Purchase Mandate would have a material impact on our consolidated financial condition and cash flows.

The financial effects on us and our group (including our subsidiaries) arising from purchases or acquisitions of Ordinary Shares that may be made pursuant to the Share Purchase Mandate will depend on, among other things, whether the Ordinary Shares are purchased or acquired out of our profits and/or capital, the number of Ordinary Shares purchased or acquired, the price paid for the Ordinary Shares, and whether the Ordinary Shares purchased or acquired are held in treasury or cancelled.

Under the Singapore Companies Act, we may purchase or acquire Ordinary Shares using profits and/or our capital so long as the Company is solvent.

Where the consideration (including any expenses) paid by us to purchase or acquire Ordinary Shares comes out of our profits, such consideration (including any expenses such as brokerage or commission) will correspondingly reduce the amount available for the distribution of cash dividends by us. Where the consideration we pay to purchase or acquire Ordinary Shares comes out of our capital, the amount available for the distribution of cash dividends by us will not be reduced. To date, we have not declared any cash dividends on our Ordinary Shares.

Rationale for the Share Purchase Mandate

We believe a renewal of the Share Purchase Mandate at the 2023 annual general meeting will benefit our shareholders by providing our directors with appropriate flexibility to repurchase Ordinary Shares if the directors believe such repurchases would be in the best interests of our shareholders. Our decision to repurchase our Ordinary Shares from time to time will depend on our continuing assessment of then-current market conditions, our need to use available cash to finance acquisitions and other strategic transactions, the level of our debt and the terms and availability of financing.

As noted above, the approval of the Share Purchase Mandate does not obligate the Company to repurchase any specific number of shares and may be suspended or terminated at any time without prior notice.

Take-Over Implications

If, as a result of our purchase or acquisition of our issued Ordinary Shares, a shareholder's proportionate interest in the Company's voting capital increases, such increase will be treated as an acquisition for the purposes of The Singapore Code on Take-overs and Mergers. If such increase results in a change of effective control, or, as a result of such increase, a shareholder or a group of shareholders acting in concert obtains or consolidates effective control of the Company, such shareholder or group of shareholders acting in concert with a director could become obliged to make a take-over offer for the Company under Rule 14 of The Singapore Code on Take-overs and Mergers.

The circumstances under which shareholders (including directors and persons acting in concert with them) will incur an obligation to make a take-over offer are set forth in Rule 14 of The Singapore Code on Take-overs and Mergers, Appendix 2. The effect of Appendix 2 is that, unless exempted, shareholders will incur an obligation to make a take-over offer if, as a result of the Company purchasing or acquiring our issued Ordinary Shares, the voting rights of such shareholders would increase to 30% or more, or, if such shareholders hold between 30% and 50% of our voting rights, the voting rights of such shareholders would increase by more than 1% in any period of six months. Shareholders that are in doubt as to their obligations, if any, to make a mandatory take-over offer under The Singapore Code on Take-overs and Mergers as a result of any share purchase by us should consult the Securities Industry Council of Singapore and/or their professional advisers at the earliest opportunity.

 The Board recommends a vote **"FOR"** the resolution to approve the proposed renewal of the Share Purchase Mandate.

Notice & Proxy Statement

Annual Report

Shareholder Info

Information about our Executive Officers

The names, ages and positions of our executive officers as of June 21, 2023 are as follows:

Name	Age	Position
Revathi Advaithi	55	Chief Executive Officer
Paul R. Lundstrom	48	Chief Financial Officer
Michael P. Hartung	55	President, Agility Solutions
Scott Offer	58	Executive Vice President and General Counsel
Rebecca S. Sidelinger	58	President, Reliability Solutions
Hooi Tan	46	President, Global Operations and Components
Daniel J. Wendler	56	Chief Accounting Officer

Revathi Advaithi

Ms. Advaithi has served as our Chief Executive Officer since February 11, 2019. Prior to joining the Company, Ms. Advaithi was President and Chief Operating Officer, Electrical Sector, of Eaton Corporation plc, a power management company, a position she had held since September 1, 2015. Prior to that, she served as President of Electrical Sector, Americas of Eaton from April 1, 2012 through August 31, 2015. She joined Eaton in 1995 and led the Electrical Sector in the Americas and Asia-Pacific, with a three-year assignment in Shanghai. Between 2002 and 2008, Ms. Advaithi worked at Honeywell, where she held several senior roles within the sourcing and supply chain functions of the aerospace sector before being named Vice President and General Manager of Honeywell's Field Solutions business in 2006. Ms. Advaithi returned to Eaton in 2008 as Vice President and General Manager of the Electrical Components Division. She has a bachelor's degree in mechanical engineering from the Birla Institute of Technology and Science in Pilani, India, and an MBA in international business from Thunderbird-Garvin School of International Business in Glendale, Arizona. Ms. Advaithi serves on the Board of Uber Technologies, Inc.

Paul R. Lundstrom

Mr. Lundstrom has served as Chief Financial Officer since September 2020. Prior to that, Mr. Lundstrom was Vice President and Chief Financial Officer of Aerojet Rocketdyne Holdings, Inc., a rocket, missile and energetics propulsion manufacturer, a position he had held since November 2016. Between 1997 and 2016, Mr. Lundstrom worked at United Technologies Corporation (now Raytheon Technologies Corporation), where he held several senior roles including Vice President of Investor Relations; Vice President and Chief Financial Officer, Building & Industrial Systems – North Asia; Vice President and Chief Financial Officer, Climate, Control & Security – Asia; and Vice President and Chief Financial Officer, Carrier Building Systems and Services. He holds a Bachelor of Science in Finance from Truman State University and an MBA from Columbia University. He is a registered Certified Public Accountant in the State of Illinois. Mr. Lundstrom serves on the Board of Directors of Nextracker Inc.

Michael P. Hartung

Mr. Hartung has served as our President, Agility Solutions since April 2020. Prior to holding this position, Mr. Hartung served as our Senior Vice President of Lifestyle since July 2013 and Vice President of our Capital Equipment market segment from October 2007 to July 2013. Prior to joining us in 2007, Mr. Hartung held positions of increasing responsibility at Solectron Corporation, culminating his career there as Vice President of the Computing & Storage business unit where he was directly responsible for sales, marketing, and account management functions. He holds a bachelor's degree in economics from the University of California, Los Angeles and has attended a variety of executive education programs, most notably at Stanford University. Mr. Hartung serves on the Board of Directors of Nextracker Inc.

Scott Offer

Mr. Offer has served as our Executive Vice President and General Counsel since September 2016. Previously, he served as Senior Vice President and General Counsel at Lenovo from January 2016 until August 2016 and had served as Chief Counsel for the Lenovo Mobile Business Group since October 2014. Prior to that, he served as Senior Vice President and General Counsel, Motorola Mobility, a Google company, from August 2010 and Senior Vice President and General Counsel, Motorola Mobility, Inc. from July 2010. Prior to that, he held several senior positions at Motorola. Prior to joining Motorola, he worked for the law firm of Boodle Hatfield. He received his law degree from the London School of Economics and Political Science and is qualified as a lawyer in the United Kingdom and United States. Mr. Offer serves on the Board of Directors of Nextracker Inc.

Rebecca S. Sidelinger

Ms. Sidelinger has served as our President, Reliability Solutions since February 2022. Previously, Ms. Sidelinger was with Honeywell Aerospace, a division of Honeywell International Inc. from 2011 until joining the Company in 2022, where she was most recently President, Mechanical Systems & Components Strategic Business Unit, a position she held from October 2019 until 2022. Prior to that, she served as Vice President/General Manager, Safety Systems from 2017 to 2019 and previously held several senior roles within Honeywell Aerospace. Prior to Honeywell, Ms. Sidelinger spent 25 years in leadership positions with GE Transportation Systems and GE Motors. During her time with GE Motors, she ran locomotive modernization, passenger locomotive, marine propulsion and drill motor businesses. Ms. Sidelinger holds a bachelor's degree in electrical engineering from Gannon University and a master of business administration from Penn State University. Ms. Sidelinger serves on the Board of Directors of Nextracker Inc.

Hooi Tan

Mr. Tan has served as our President, Global Operations and Components since April 2022. Mr. Tan has been with the Company for more than twenty years, most recently serving as Senior Vice President, Global Operations, managing more than 130 facilities across 30 countries. He previously led operations for the Company's Asia region, where he oversaw productivity and efficiency programs and P&L improvements in the region. Prior to Flex, Mr. Tan worked at Solectron where he held a variety of leadership roles in operations, program management, business development and government affairs. Mr. Tan holds a bachelor's degree in electrical engineering from Purdue University.

Daniel J. Wendler

Mr. Wendler has served as our Chief Accounting Officer since February 28, 2022. Previously, Mr. Wendler served as Chief Accounting Officer of Keter Group SA ("Keter"), a global manufacturer and distributor of consumer goods, since November 2021. Prior to Keter, Mr. Wendler worked at Carrier Global Corporation where he held various roles of increasing responsibility from February 2000 to March 2021. Most recently, Mr. Wendler served as the Vice President and Assistant Controller of Carrier from 2020 until 2021 and, prior to that, was the Vice President and Controller of Carrier from 2015 until 2020, while it was a segment of United Technologies Corporation. Previously, Mr. Wendler was an Audit Manager at Price Waterhouse LLP. Mr. Wendler is a certified public accountant in the State of New York and holds a bachelor's degree in accounting from the State University of New York, College of Oswego and a master of business administration from the University of Rochester – Simon School.

Equity Compensation Plan Information

As of March 31, 2023, we maintained the Flex Ltd. 2017 Equity Incentive Plan (as amended and restated in 2020, and which we are seeking approval to amend and restate at the 2023 annual general meeting, as discussed above), which replaced our 2010 Equity Incentive Plan with respect to further grants of equity awards. In addition, we maintained the Nextracker, Inc. 2014 Equity Incentive Plan, which we assumed as part of an acquisition during fiscal year 2016. The following table provides information about equity awards outstanding under these plans as of March 31, 2023. The below does not reflect the effect of our fiscal year 2024 grants under the 2017 Plan or the vesting of awards in fiscal year 2024.

Plan Category	Number of Ordinary Shares to be Issued Upon Exercise of Outstanding Options and Vesting of Restricted Share Unit Awards (a)	Weighted-Average Exercise Price of Outstanding Options[1] (b)	Number of Ordinary Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Ordinary Shares Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders	15,348,615	$ —	11,831,949[2]
Equity compensation plans not approved by shareholders[3]	67,608[4]	$ 7.70	—
Total	**15,416,223**[5]	**$ 7.70**	**11,831,949**[2]

(1) The weighted-average exercise price does not take into account Ordinary Shares issuable upon the vesting of outstanding restricted share unit and performance share unit awards, which have no exercise price.
(2) Consists of Ordinary Shares available for grant under the 2017 Plan. The 2017 Plan provides for grants of up to 22.7 million Ordinary Shares, plus Ordinary Shares available for grant as a result of the forfeiture, expiration or termination of options and restricted share unit awards granted under the 2010 Equity Incentive Plan (if such Ordinary Shares are issued under such other stock options or restricted share unit awards, they will not become available under the 2017 Plan).
(3) In connection with the acquisition of Nextracker, Inc. on September 28, 2015, we assumed the Nextracker, Inc. 2014 Equity Incentive Plan, including all outstanding options to purchase Nextracker, Inc. common stock with exercise prices equal to, or less than, $7.34 per share. Each assumed option was converted into an option to acquire our Ordinary Shares at the applicable exchange rate of 1.4033. As a result, we assumed approximately 5.6 million unvested restricted stock units and unvested options with exercise prices ranging from between $0.08 and $10.65 per ordinary share. Options granted under this plan generally have an exercise price not less than the fair value of the underlying shares of Nextracker, Inc. on the date of grant. The awards generally vest over four years, and options generally expire ten years from the date of grant. Unvested awards are forfeited upon termination of employment.
(4) Consists of Ordinary Shares issuable upon the exercise of outstanding stock options under the Nextracker equity plan.
(5) Includes 15,348,615 Ordinary Shares issuable upon the vesting of restricted share unit and performance share unit awards and 67,608 Ordinary Shares issuable upon the exercise of outstanding stock options. For awards subject to rTSR and adjusted EPS growth performance criteria, the amount reported reflects the number of shares to be issued if the target levels are achieved. An additional 2,986,396 shares would be issued if the maximum rTSR and adjusted EPS growth performance levels are achieved, which would reduce the number of Ordinary Shares available for grant reported in column (c).

Security Ownership of Certain Beneficial Owners and Management

Ownership of Flex Ordinary Shares

The following table sets forth information as of June 5, 2023 except as otherwise indicated, regarding the beneficial ownership of our Ordinary Shares by:

- each shareholder known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;
- each of our named executive officers;
- each director; and
- all executive officers and directors as a group.

Unless otherwise indicated, the address of each of the individuals named below is c/o Flex Ltd., 2 Changi South Lane, Singapore 486123.

Information in this table as to our directors, named executive officers and all directors and executive officers as a group is based upon information supplied by these individuals and Forms 3, 4, and 5 filed with the SEC. Information in this table as to our greater than 5% shareholders is based solely upon the Schedules 13G filed by these shareholders with the SEC. Where information regarding shareholders is based on Schedules 13G, the number of shares owned is as of the date for which information was provided in such schedules.

Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Ordinary Shares subject to options that are currently exercisable or are exercisable within 60 days of June 5, 2023 and Ordinary Shares subject to restricted share unit awards that vest within 60 days of June 5, 2023 are deemed to be outstanding and to be beneficially owned by the person holding such awards for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all the shares beneficially owned, subject to community property laws where applicable.

For each individual and group included in the table below, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the 443,513,496 Ordinary Shares outstanding on June 5, 2023 plus the number of Ordinary Shares that such person or group had the right to acquire on or within 60 days after June 5, 2023.

Name and Address of Beneficial Owner	Shares Beneficially Owned	
	Number of Shares	Percent
5% Shareholders:		
PRIMECAP Management Company[1]		
177 E. Colorado Blvd., 11th Floor, Pasadena, CA 91105	51,875,426	11.70%
Wellington Management Group LLP[2]		
280 Congress Street, Boston, Massachusetts 02210	31,484,108	7.10%
Janus Henderson Group plc[3]		
201 Bishopsgate, EC2m 3AE, United Kingdom	26,869,680	6.06%
FMR LLC[4]		
245 Summer Street, Boston, MA 02210	22,659,612	5.11%

Name of Beneficial Owner	Shares Beneficially Owned	
	Number of Shares	Percent
Named Executive Officers and Directors:		
Revathi Advaithi[5]	973,914	*
Michael P. Hartung[6]	23,268	*
Paul R. Lundstrom[7]	127,745	*
Scott Offer[8][9]	302,331	*
Hooi Tan[10]	70,748	*
Michael D. Capellas[11]	283,507	*
John D. Harris II[12]	33,188	*
Michael E. Hurlston[12]	49,534	*
Erin L. McSweeney[12]	29,309	*
Marc A. Onetto[12][13]	145,620	*
Charles K. Stevens, III[12]	52,380	*
Maryrose T. Sylvester[14]	10,021	*
Lay Koon Tan[12]	233,280	*
Patrick J. Ward [12][15]	16,778	*
William D. Watkins[12][16]	101,421	*
All executive officers and directors as a group (17 persons)[17]	2,468,776	0.56%

* Less than 1%.

(1) Based on information supplied by PRIMECAP Management Company in an amended Schedule 13G filed with the SEC on February 9, 2023. PRIMECAP Management Company has sole voting power over 48,683,973 shares and sole dispositive power over 51,875,426 shares.

(2) Based on information supplied by Wellington Management Group LLP in an amended Schedule 13G filed with the SEC on February 6, 2023. Wellington Management Group LLP has shared voting power over 23,071,241 shares and shared dispositive power over 31,484,108 shares.

(3) Based on information supplied by Janus Henderson Group plc in a Schedule 13G filed with the SEC on February 13, 2023. Janus Henderson Group plc has shared voting power over 26,869,680 of these shares and shared dispositive power over 26,869,680 shares.

(4) Based on information supplied by FMR LLC in a Schedule 13G/A filed with the SEC on September 12, 2022. FMR LLC has sole power to dispose or to direct the disposition of 22,659,612 of these shares.

(5) Includes 184,558 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 5, 2023.

(6) Includes 23,268 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 5, 2023.

(7) Includes 20,124 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 5, 2023.

(8) Includes 40,167 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 5, 2023.

(9) Includes 262,164 shares held indirectly by a family trust, in which Mr. Offer is a trustee.

(10) Includes 23,217 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 5, 2023.

(11) Includes 12,539 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 5, 2023.

(12) Includes 9,871 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 5, 2023.

(13) Includes 135,749 shares held indirectly by a living trust, in which Mr. Onetto is a trustee.

(14) Includes 10,021 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 5, 2023.

(15) Includes 6,907 shares held indirectly by revocable trusts, in which Mr. Ward is a trustee.

(16) Includes 91,550 shares held indirectly by a family trust, in which Mr. Watkins is a trustee.

(17) Includes 15,732 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 5, 2023.

Ownership of Public Company Flex Subsidiary - Nextracker Inc.

As disclosed above, on February 13, 2023, our subsidiary Nextracker completed its IPO. Prior to the IPO, Nextracker was a wholly-owned indirect subsidiary of Flex Ltd. Upon the closing of the IPO, we beneficially owned 61.4% of the total outstanding shares of Nextracker's capital stock, including both its Class A common stock and its Class B common stock (Nextracker Class A common stock and Class B common stock, collectively, "Nextracker Common Stock"), voting as a single class. As of June 5, 2023, each of our named executive officers and directors, and our named executive officers and directors in the aggregate, do not beneficially own, as determined in accordance with the rules of the SEC, any shares of Nextracker Common Stock.

Certain Relationships and Related-Person Transactions

Review of Related-Person Transactions

Our Code of Business Conduct and Ethics provides guidance for addressing actual or potential conflicts of interests, including those that may arise from transactions and relationships between us and our executive officers or directors. In addition, in order to formalize our policies and procedures for the review, approval or ratification, and disclosure of related-person transactions, our Board of Directors adopted a Statement of Policy with Respect to Related-Person Transactions. The policy generally provides that the Nominating, Governance and Public Responsibility Committee (or another committee comprised solely of independent directors) will review, approve in advance or ratify all related-person transactions between us and any director, any nominee for director, any executive officer, any beneficial owner of more than 5% of our Ordinary Shares, or any immediate family member of any of the foregoing individuals. Any Board committee members who are involved in a transaction under review do not participate in the committee's deliberations or approval. Under the policy, some ordinary course transactions or relationships are not required to be reviewed, approved or ratified by the applicable Board committee, including, among other things, the following transactions:

- transactions or arrangements involving less than $25,000 for any individual related person;
- compensation arrangements with directors or executive officers resulting solely from their service on the Board or as executive officers, so long as such arrangements are disclosed in our filings with the SEC or, if not required to be disclosed, are approved by our Compensation and People Committee; and
- indirect interests arising solely from a related person's service as a director or ownership, together with all other related persons, directly or indirectly, of less than a 10% beneficial ownership interest in a third party (other than a partnership) that has entered into or proposes to enter into a transaction with us.

We have various procedures to identify potential related-person transactions, and the Nominating, Governance and Public Responsibility Committee works with our management and our Office of General Counsel in reviewing and considering whether any identified transactions or relationships are covered by the policy. Our Statement of Policy with Respect to Related-Person Transactions is included in our Governance Guidelines, a copy of which is available along with a copy of the Company's Code of Business Conduct and Ethics on the Governance page of the Investor Relations section of our website at *www.flex.com*.

Transactions with Related Persons

Other than the compensation agreements and other arrangements described under the sections titled "*Executive Compensation*" and "*Fiscal Year 2023 Non-Employee Directors' Compensation*" in this proxy statement, during fiscal year 2023, there was not, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party:

- in which the amount involved exceeded or will exceed $120,000; and
- in which any director, nominee, executive officer, holder of more than 5% of our Ordinary Shares or any immediate family member of any of the foregoing persons had or will have a direct or indirect material interest.

Shareholder Proposals for the 2024 Annual General Meeting

We must receive shareholder proposals submitted under SEC Rule 14a-8 and intended for inclusion in the proxy statement for our 2024 annual general meeting of shareholders no later than February 21, 2024. Any such shareholder proposals should be mailed to 12455 Research Blvd, Austin, Texas 78759, U.S.A., Attention: EVP, General Counsel. Any such shareholder proposals that are submitted on a timely basis may be included in our proxy statement for the 2024 annual general meeting so long as they satisfy conditions set forth in applicable rules and regulations promulgated by the SEC.

Shareholders intending to include a proposal on the agenda for the 2024 annual general meeting of shareholders must comply with the requirements of the Singapore Companies Act, as described in the following paragraph, the Company's Constitution (under which the deadline for proposing director nominees will be 45 days (exclusive of the date on which the notice is given) prior to the first anniversary of this year's proxy statement mailing date), and applicable rules and regulations promulgated by the SEC.

Under Section 183 of the Singapore Companies Act, registered shareholders representing (i) at least 5% of the total voting rights of all registered shareholders having at the date of the requisition the right to vote at the meeting to which the requisition relates, or (ii) not fewer than 100 registered shareholders holding shares in the Company on which there has been paid up an average sum of at least S$500 per shareholder may, at their expense (unless the Company resolves otherwise), requisition that we include and give notice of their proposal for the 2024 annual general meeting. Any such requisition must satisfy the requirements of Section 183 of the Singapore Companies Act and the Company's Constitution, must be signed by all the parties making the requisition, and must be deposited at our registered office in Singapore, 2 Changi South Lane, Singapore 486123, at least six weeks before the 2024 annual general meeting in the case of a requisition requiring notice of a resolution, or at least one week before the 2024 annual general meeting in the case of any other requisition.

In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than June 3, 2024.

Incorporation of Certain Documents by Reference

Flex incorporates by reference the following sections of our Annual Report on Form 10-K for the fiscal year ended March 31, 2023:

- Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations;"
- Item 7A, "Quantitative and Qualitative Disclosures About Market Risk;" and
- Item 8, "Financial Statements and Supplementary Data."

Singapore Statutory Financial Statements

Our Annual Report on Form 10-K for the fiscal year ended March 31, 2023, which was filed with the SEC on May 19, 2023, includes our audited consolidated financial statements, prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP, together with the Independent Registered Public Accounting Firm's Report of Deloitte & Touche LLP, our independent auditors for the fiscal year ended March 31, 2023. We publish our U.S. GAAP financial statements in U.S. dollars, which is the principal currency in which we conduct our business. Except as otherwise stated herein, all monetary amounts in this proxy statement have been presented in U.S. dollars.

Our Singapore statutory financial statements, prepared in conformity with the provisions of the Singapore Companies Act, will be made available to our shareholders on our website at *https://investors.flex.com/financials/annual-reports/* prior to the date of the 2023 annual general meeting, as required under Singapore law.

Our Singapore statutory financial statements include:

- our consolidated financial statements (which are identical to those included in the Annual Report on Form 10-K, described above);
- supplementary financial statements (which reflect solely the Company's standalone financial results, with our subsidiaries accounted for under the equity method rather than consolidated);
- a Directors' Statement; and
- the Independent Auditors' Report of Deloitte & Touche LLP, our Singapore statutory auditors for the fiscal year ended March 31, 2023.

Other Matters

Electronic Delivery of our Shareholder Communications

We have elected to provide access to our proxy materials to our shareholders of record as of June 5, 2023 by notifying them of the availability of our proxy materials on the Internet. The Notice of Availability of Proxy Materials on the Internet (referred to as the Notice), which contains instructions to shareholders on how to access this proxy statement and our annual report and how to submit their proxies via the Internet, is first being made available and electronically distributed to our shareholders (including all of our registered shareholders) on or about June 21, 2023 and will be mailed to shareholders on June 23, 2023. If you hold your shares through a broker, bank or other nominee, rather than directly in your own name, your intermediary will either forward to you printed copies of the proxy materials or will provide you with instructions on how you can access the proxy materials electronically. The Notice will include instructions on how a shareholder may request a printed copy of our proxy materials.

Information About the Meeting

We are furnishing this proxy statement in connection with the solicitation by our Board of Directors of proxies to be voted at the 2023 annual general meeting of our shareholders, or at any adjournments thereof, for the purposes set forth herein.

Costs of Solicitation

The entire cost of soliciting proxies will be borne by us. Following the original mailing of the proxies and other soliciting materials, our directors, officers and employees may also solicit proxies by mail, telephone, e-mail, fax or in person. These individuals will not receive additional compensation for those activities, but they may be reimbursed for any reasonable out-of-pocket expenses. Following the original mailing of the proxies and other soliciting materials, we will request that brokers, custodians, nominees and other record holders of our Ordinary Shares forward copies of the proxies and other soliciting materials to persons for whom they hold Ordinary Shares and request authority for the exercise of proxies. In these cases, we will reimburse such holders for their reasonable expenses if they ask that we do so. We have retained D.F. King & Co., an independent proxy solicitation firm, to assist in soliciting proxies at an estimated fee of $11,500, plus reimbursement of reasonable expenses.

Registered and Principal Executive Office

The mailing address of our registered office, which also constitutes our principal executive office, is 2 Changi South Lane, Singapore 486123.

Voting Rights and Solicitation of Proxies

The close of business on June 5, 2023 is the record date for shareholders entitled to notice of the 2023 annual general meeting. All of the Ordinary Shares issued and outstanding on August 2, 2023, the date of the annual general meeting, are entitled to be voted at the annual general meeting. Shareholders entitled to vote at the annual general meeting will, on a poll, have one vote for each Ordinary Share they hold on each matter to be voted upon. As of June 5, 2023, we had 443,513,496 Ordinary Shares issued and outstanding.

Proxies

Ordinary Shares represented by proxies in the forms made available in connection with this proxy statement that are properly executed and returned to us will be voted at the 2023 annual general meeting, as applicable, in accordance with the executing shareholder's instructions. If your Ordinary Shares are held through a broker, a bank, or other nominee, which is sometimes referred to as holding shares in "street name," you have the right to instruct your broker, bank or other nominee on how to vote the shares in your account. Your broker, bank or other nominee will send you a voting instruction form to use for this purpose.

Quorum and Required Vote

Representation at the 2023 annual general meeting of at least 33-1/3% of all of our issued and outstanding Ordinary Shares is required to constitute a quorum to transact business at the 2023 annual general meeting.

- Consistent with the Company's historical practice, the chair of the 2023 annual general meeting will demand a poll in order to enable the Ordinary Shares represented in person or by proxy to be counted for voting purposes.
- The affirmative vote by a simple majority of the votes cast is required at the 2023 annual general meeting to re-elect the directors nominated pursuant to Proposal No. 1, to re-appoint Deloitte & Touche LLP as our independent auditors pursuant to Proposal No. 2, to approve the non-binding, advisory resolution regarding executive compensation contained in Proposal No. 3, to approve the ordinary resolution to approve the amendment and restatement of the Flex Ltd. 2017 Equity Incentive Plan contained in Proposal No. 5, to approve the ordinary resolution to allot and issue Ordinary Shares contained in Proposal No. 6, and to approve the ordinary resolution to renew the Share Purchase Mandate contained in Proposal No. 7. For Proposal No. 4, which is a non-binding, advisory vote on the frequency of the advisory vote on executive compensation, the choice that receives the highest number of non-binding affirmative votes will be deemed the choice of the shareholders.

Under the Singapore Companies Act and our Constitution, the shareholders may, by passing an ordinary resolution requiring the simple majority of affirmative votes of shareholders present and voting at an annual general meeting, remove an incumbent director and appoint another person as director to replace the removed director provided that such shareholders have satisfied the procedural requirements and deadlines set forth in the Singapore Companies Act and our Constitution.

Abstentions and Broker Non-Votes

Abstentions and "broker non-votes" are considered present and entitled to vote at the 2023 annual general meeting for purposes of determining a quorum. A "broker non-vote" occurs when a broker, a bank or other nominee who holds shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee has not received directions from the beneficial owner and does not have discretionary power to vote on that particular proposal. If a broker, bank or other nominee indicates on the proxy card that it does not have discretionary authority to vote as to a particular matter, those shares, along with any abstentions, will not be counted in the tabulation of the votes cast on the proposal being presented to shareholders.

If you are a beneficial owner, your broker, bank or other nominee has authority to vote your shares for or against Proposal No. 2 regarding the re-appointment of our independent auditors, even if the broker does not receive voting instructions from you. Your broker, bank or other nominee, however, does not have the discretion to vote your shares on any other proposals included in this proxy statement without receiving voting instructions from you. **It is very important that you instruct your broker, bank or other nominee how to vote on these proposals**. If you do not complete the voting instructions, your shares will not be considered in the election of directors or any other proposal included in this proxy statement other than Proposal No. 2 regarding the re-appointment of our independent auditors.

If you are a registered shareholder and you vote by proxy card without giving specific instructions, your shares represented by proxies will be voted at the 2023 annual general meeting as follows: "FOR" each of the Board nominees in Proposal No. 1; "FOR" Proposal Nos. 2, 3, 5, 6 and 7, and for "ONE YEAR" on Proposal No. 4 regarding the advisory vote on the frequency of the advisory vote on executive compensation.

Our management does not know of any matters to be presented at the 2023 annual general meeting other than those set forth in this proxy statement and in the notices accompanying this proxy statement. If other matters should properly be put before the meeting, the proxy holders will vote on such matters in accordance with their best judgment.

Any shareholder of record has the right to change his or her voting instructions to the proxy by revoking his or her proxy at any time prior to voting at the 2023 annual general meeting by:

- submitting a subsequently dated proxy; or
- by attending the meeting and voting in person.

If you are a beneficial holder who holds your Ordinary Shares through a broker, a bank or other nominee and you wish to change or revoke your voting instructions, you will need to contact the broker, the bank or other nominee who holds your shares and follow their instructions. If you are a beneficial holder and not the shareholder of record, you may not vote your shares in person at the 2023 annual general meeting unless you obtain a legal proxy from the record holder giving you the right to vote the shares.

As noted above, our management does not know of any matters to be presented at the 2023 annual general meeting other than those set forth herein and in the Notice accompanying this proxy statement. If any other matters are properly presented for a vote at the 2023 annual general meeting, the enclosed proxies confer discretionary authority to the individuals named as proxies to vote the shares represented by such proxy, as to those matters.

It is important that your shares be represented at the 2023 annual general meeting, regardless of the number of shares you hold. **We urge you to promptly execute and return the accompanying proxy card in the envelope that has been enclosed for your convenience, or to vote or give voting instructions in accordance with the proxy card or Notice.**

Registered shareholders who are present at the 2023 annual general meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports for our beneficial shareholders. This means that only one copy of our proxy materials and our Annual Report on Form 10-K may have been sent to multiple shareholders in your household, unless your bank, broker or nominee received contrary instructions from one or more shareholders in your household. If you want to receive separate copies of our proxy materials or annual reports in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder. We will promptly deliver a separate copy of either document to you if you request one by writing or calling us at the contact information listed below.

We incorporate by reference information from Note 5 to our audited consolidated financial statements for the fiscal year ended March 31, 2023, "Share-Based Compensation," included in our Annual Report on Form 10-K and the sections titled "Financial Statements and Supplementary Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk." **Upon request, we will furnish without charge by first class mail or other equally prompt means within one business day of receipt of such request, to each person to whom a proxy statement is delivered a copy of our Annual Report on Form 10-K (and any exhibit thereto). You may request a copy of such information, at no cost, by writing or telephoning us at:**


Flex Ltd.
12455 Research Blvd
Austin, Texas 78759, U.S.A
Telephone: (512) 425-4100


Web links throughout this proxy statement are provided for convenience only, and the content on the referenced websites does not constitute part of, and is not incorporated into, this proxy statement.

Cautionary Note Regarding Forward-Looking Statements:

This proxy statement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. All statements other than statements of historical or current facts, including statements regarding our future business expectations and our environmental and other sustainability plans and goals and related timeframes, made in this document are forward-looking. The words "will," "may," "designed to," "believe," "should," "would," "could," "anticipate," "plan," "expect," "intend," "estimate," "goals," "opportunity," "future," "to be," "achieve," "grow," "committed," "seeks," "targets," "continues," "likely," "possible," "might," "potentially," "will," "on track," "working to," "encourage," "continue," "strive," "endeavor," "looking forward," "efforts," "aim," and variations of such words and similar expressions identify forward-looking statements, which speak only as of the date of this proxy statement. Because these forward-looking statements are subject to risks and uncertainties, actual results could differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include those described in Item 1A "Risk Factors" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2023, and in our Quarterly Reports on 10-Q and Current Reports on Form 8-K that we file with the U.S. Securities and Exchange Commission. In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

Annex A: Flex Ltd. Reconciliation of GAAP to Non-GAAP Financial Measures[1]

To supplement Flex's unaudited selected financial data presented consistent with Generally Accepted Accounting Principles ("GAAP"), the Company discloses certain non-GAAP financial measures that exclude certain charges and gains, including non-GAAP operating income, non-GAAP net income and non-GAAP net income per diluted share. These supplemental measures exclude certain legal and other charges, restructuring charges, customer-related asset impairments (recoveries), stock-based compensation expense, intangible amortization, other discrete events as applicable and the related tax effects. These non-GAAP measures are not in accordance with or an alternative for GAAP and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Flex's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Flex's results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. We compensate for the limitations of non-GAAP financial measures by relying upon GAAP results to gain a complete picture of the Company's performance.

In calculating non-GAAP financial measures, we exclude certain items to facilitate a review of the comparability of the Company's operating performance on a period-to-period basis because such items are not, in our view, related to the Company's ongoing operational performance. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with forecasts and strategic plans, for calculating return on investment, and for benchmarking performance externally against competitors. In addition, management's incentive compensation is determined using certain non-GAAP measures. Also, when evaluating potential acquisitions, we exclude certain of the items described below from consideration of the target's performance and valuation. Since we find these measures to be useful, we believe that investors benefit from seeing results "through the eyes" of management in addition to seeing GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company's GAAP financials, provide useful information to investors by offering:

- the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results;

- the ability to better identify trends in the Company's underlying business and perform related trend analyses;

- a better understanding of how management plans and measures the Company's underlying business; and

- an easier way to compare the Company's operating results against analyst financial models and operating results of competitors that supplement their GAAP results with non-GAAP financial measures.

	Twelve-Month Periods Ended					
(In millions, except per share amounts)	March 31, 2023		March 31, 2022		March 31, 2021	
GAAP gross profit	$ 2,265	7.5%	$ 1,932	7.4%	$ 1,687	7.0%
Stock-based compensation expense	38		24		20	
Restructuring charges[2]	23		15		88	
Legal and other[3]	4		(14)		(35)	
Non-GAAP gross profit	$ 2,330	7.7%	$ 1,957	7.5%	$ 1,760	7.3%
GAAP operating income	$ 1,184	3.9%	$ 972	3.7%	$ 795	3.2%
Intangible amortization	82		68		62	
Stock-based compensation expense	133		91		79	
Restructuring charges[2]	27		15		101	
Legal and other[3]	16		23		(6)	
Non-GAAP operating income	$ 1,442	4.8%	$ 1,169	4.5%	$ 1,031	4.3%
GAAP provision for (benefit from) income taxes	$ (59)		$ 105		$ 101	
Intangible amortization benefit	12		10		8	
Other tax related adjustments[4]	—		15		11	
Tax benefit on restructuring and other[4]	—		—		9	
Tax impact due to Nextracker IPO[4]	180		—		—	
Non-GAAP provision for income taxes	$ 133		$ 130		$ 129	
GAAP net income attributable to Flex Ltd.	$ 793		$ 936		$ 613	
Intangible amortization	82		68		62	
Stock-based compensation expense	133		91		79	
Restructuring charges[2]	27		15		101	
Legal and other[3]	16		23		(6)	
Interest and other, net[5]	4		(135)		36	
Equity in earnings of unconsolidated affiliates[6]	(1)		(32)		(63)	
Adjustments for taxes[4]	(192)		(25)		(28)	
Paid-in-kind and pre-IPO dividends paid to redeemable noncontrolling interest[7]	43		4		—	
Noncontrolling interest share of subsidiary's non-GAAP adjustments[8]	185		—		—	
Non-GAAP net income	$ 1,090		$ 945		$ 795	
Diluted earnings per share:						
GAAP	$ 1.72		$ 1.94		$ 1.21	
Non-GAAP	$ 2.36		$ 1.96		$ 1.57	
Diluted shares used in computing per share amounts	462		483		506	
Net cash used in operating activities	$ 950		$ 1024		$ 144	
Add: Reduction in ABS levels and other	—		—		799	
Less: Net capital expenditures	(615)		(431)		(266)	
Adjusted Free Cash Flow[9]	$ 335		$ 593		$ 677	

	Twelve-Month Periods Ended		
(In millions, except per share amounts)	March 31, 2023	March 31, 2022	March 31, 2021
GAAP operating income	$ 1,184	$ 972	$ 795
GAAP operating income growth percentage over prior year	21.8%	22.3%	
Non-GAAP operating income	$ 1,442	$ 1,169	$ 1,031
Non-GAAP operating income growth percentage over prior year	23.4%	13.4%	

(1) Beginning in the second quarter of fiscal year 2021, the Company started reporting all dollar amounts in millions. The figures in this document have been rounded to millions to conform. In certain circumstances, this change in rounding may result in rounding differences or individual values not adding up to the totals presented.

Starting the second quarter of fiscal year 2022, the Company elected to include operating income as a subtotal in the condensed consolidated statement of operations. As such, non-GAAP operating income is now reconciled to the nearest GAAP measure which is GAAP operating income. Historical periods are recast to conform with current period presentation.

Starting the fourth quarter of fiscal year 2023, Equity in earnings (losses) of unconsolidated affiliates previously presented as part of other charges (income), net is now being separately presented on the consolidated statement of operations. For comparability purposes, the prior periods have been recast to conform to the current presentation. The reclassifications had no effect on the previously reported results of operations.

(2) Restructuring charges include severance for rationalization at existing sites and corporate SG&A functions as well as asset impairment, and other charges related to the closures and consolidations of certain operating sites and targeted activities to restructure the business. These costs may vary in size based on the Company's initiatives and are not directly related to ongoing or core business results, and do not reflect expected future operating expenses. These costs are excluded by the Company's management in assessing current operating performance and forecasting its earnings trends and are therefore excluded by the Company from its non-GAAP measures.

In order to support the Company's strategy and build a sustainable organization, and after considering that the economic recovery from the pandemic would be slower than anticipated, the Company identified certain structural changes to restructuring the business in fiscal year 2021. These restructuring actions eliminated non-core activities primarily within the Company's corporate function, aligned the Company's cost structure with its reorganizing and optimizing of its operations model along its reporting segments, and further sharpened its focus to winning business in end markets where it has competitive advantages and deep domain expertise. During the three and twelve-month periods ended March 31, 2023, the Company recognized approximately $22 million and $27 million of restructuring charges respectively, most of which related to employee severance. During the three and twelve-month periods ended March 31, 2022, the Company recognized approximately $4 million and $15 million of restructuring charges respectively, most of which related to employee severance. During the three and twelve-month periods ended March 31, 2021, the Company recognized approximately $26 million and $101 million of restructuring charges respectively, most of which related to employee severance.

(3) Legal and other consist primarily of costs not directly related to core business results and may include matters relating to commercial disputes, government regulatory and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis as well as acquisition related costs and customer related asset recoveries.

During the fourth quarter of fiscal year 2022 and first quarter of fiscal year 2021, the Company accrued for certain loss contingencies where losses are considered probable and estimable. In addition, during the fourth quarter of fiscal year 2022, the Company recorded approximately $13 million gain upon successful settlement of certain supplier claims.

During the third quarter of fiscal year 2022, the Company incurred $5 million in acquisition-related costs related to the acquisition of Anord Mardix. During the fourth quarter of fiscal year 2021, the Company also recorded a gain on the sale of real estate exited as a result of the disengagement of a certain customer in fiscal year 2020.

These costs and recoveries are excluded by the Company's management in assessing current operating performance and forecasting its earnings trends and are therefore excluded by the Company from its non-GAAP measures.

(4) Adjustment for taxes relates to the tax effects of the various adjustments that we incorporate into non-GAAP measures in order to provide a more meaningful measure on non-GAAP net income and certain adjustments related to nonrecurring settlements of tax contingencies or other non-recurring tax charges, when applicable.

During the fourth quarter of fiscal year 2021, the Company recorded $19 million release of valuation allowance mainly related to certain operations in Canada due to the forecasted profitabilities of those subsidiaries.

During fiscal year 2022, the Company recorded a $19 million benefit for the release of valuation allowances on certain of its deferred tax assets due to its acquisition of the Anord Mardix business offset by $13 million tax expense in relation to the sale of 500,000 shares redeemable preferred units ("Series A Preferred Units") of Nextracker LLC ("Nextracker") to TPG Rise Flash, L.P ("TPG Rise").

During three and twelve-month periods ended March 31, 2023, the Company recorded a $180 million net tax benefit related to the Nextracker IPO. The remaining balance is primarily related to adjustment for exchange rate fluctuation on income tax receivable position of an operating subsidiary recognized in a prior period. In addition, the Company has included the tax effects of the various adjustments that we incorporate into non-GAAP measures under tax benefit on restructuring and other.

(5) Interest and other, net consists of various other types of items that are not directly related to ongoing or core business results, such as the gain or losses related to certain divestitures, currency translation reserve write-offs upon liquidation of certain legal entities, debt extinguishment costs and impairment charges or gains associated with certain non-core investments. The Company excludes these items because they are not related to the Company's ongoing operating performance or do not affect core operations. Excluding these amounts provides investors with a basis to compare Company performance against the performance of other companies without this variability.

In September 2021, the Company received approval from the relevant tax authorities in Brazil of the Credit Habilitation request related to certain federal operational tax credits and the Company recorded a total gain of 810 million Brazilian reals (approximately USD $149 million based on the exchange rate as of October 1, 2021) under other charges (income), net in the condensed statements of operations. The total gain recorded included credits from February 2003 to September 2021, net of additional taxes, as the Credit Habilitation received covering the period from February 2003 to December 2019 resolved any uncertainty regarding the Company's ability to claim such credits. This gain is non-cash and can only be used to offset certain current and future tax obligations.

(6) In fiscal year 2021, the Company recognized realized gains of approximately $45 million from distribution by one of our non-core investment funds. This was offset by a $35 million impairment charge, related to a certain investment as a result of the Company's ongoing assessment of recoverability of its investment portfolio and conclusion that the carrying amount of its investment was other than temporarily impaired. In fiscal year 2022, the Company recognized approximately $32 million equity in earnings from the value increases in certain non-core investment funds.

(7) During the fourth quarter of fiscal year 2022, the Company sold 500,000 shares of Series A Preferred Units to TPG Rise, representing a 16.7% interest in its subsidiary, Nextracker for $488 million, net of issuance costs. Because the Series A Preferred Units are redeemable upon the occurrence of conditions not solely within the control of the Company, the Company classified the redeemable noncontrolling interest as temporary equity on its consolidated balance sheet. Difference between cash consideration received and redeemable noncontrolling interest at time of transaction was recorded in the Company's shareholders' equity on its consolidated balance sheet. In addition, the Company recorded two months of dividend payable in kind totaling $4 million as income available to redeemable noncontrolling interest which is excluded by the Company's management in assessing current operating performance and forecasting its earnings trends and is therefore excluded by the Company from its non-GAAP measures.

(8) Noncontrolling interest share of subsidiary's non-GAAP adjustments represent the share of non-GAAP adjustments attributable to noncontrolling interest. During the three and twelve-month periods ended March 31, 2023, $195 million related to the tax impact of the Nextracker IPO and a ($10) million share of the Nextracker stock-based compensation expense were attributable to noncontrolling interests.

(9) Adjusted free cash flow is calculated as operating cash flow for the quarter less net capital expenditures. In fiscal year 2021, we proactively and strategically reduced the outstanding balance of our ABS programs which is fully paid and wind down as of fiscal year 2021 year end. Proceeds from our debt issuance replaced the funding from the ABS programs for working capital purposes. We reduced the balance on this short-term financing products throughout fiscal year 2021 which had the accounting effect of reducing our cash flow from operations and was excluded from our adjusted free cash flow calculation.

Notice & Proxy Statement

Annual Report

Shareholder Info

Annex B: Amended and Restated Flex Ltd. 2017 Equity Incentive Plan

FLEX LTD.
2017 EQUITY INCENTIVE PLAN
(AS AMENDED AND RESTATED AS OF __, 2023)

Article 1. Establishment; Purposes of the Plan

Flex Ltd., a company incorporated in Singapore, (the "Company"), originally established the Flex Ltd. 2017 Equity Incentive Plan (the "Plan") effective as of June 29, 2017 (the "Initial Effective Date"), at which time the Plan was originally approved by the Board of Directors of the Company (the "Board") and which the shareholders of the Company approved on August 15, 2017 (the "Initial Approval Date"). The Board subsequently approved an amendment and restatement of the Plan (the "2020 Restatement") on June 3, 2020, and the 2020 Restatement became effective as of August 7, 2020, at which time the 2020 Restatement was approved by the Company's shareholders. The Board has since approved an additional amendment and restatement of the Plan (the "Current Restatement") as of June 14, 2023 (the "Current Approval Date"), subject to the Current Restatement receiving the requisite shareholder approval by the Company's shareholders at the 2023 annual general meeting of shareholders.

The purposes of the Plan are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants, to give recognition to the contributions made or to be made by Outside Directors to the success of the Company and to promote the success of the Company's business by linking the personal interests of Employees, Directors and Consultants to those of the Company's shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company's shareholders.

Article 2. Definitions

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. Except when otherwise indicated by the context, words in the masculine gender when used in the Plan shall include the feminine gender, the singular shall include the plural, and the plural shall include the singular.

2.1 "2020 Restatement" shall have the meaning set forth in ARTICLE 1 hereof.

2.2 "Affiliate" means any corporation or other entity (including but not limited to partnerships and joint ventures) which is, directly or indirectly through one or more intermediary entities controlled by, or under common control with, the Company.

2.3 "Award" means an award of an Option, SAR, Performance Share, Performance Unit, Restricted Share Unit, or any other right or benefit, including any other Share-Based Award under ARTICLE 8, granted to a Participant pursuant to the Plan.

2.4 "Award Agreement" means any written agreement, contract, or other instrument or document evidencing the terms and conditions of an Award, including through electronic medium.

2.5 "Board" shall have the meaning set forth in ARTICLE 1 hereof.

2.6 "Change of Control" shall mean the occurrence of any of the following events:

(a) A transaction or series of transactions (other than an offering of the Shares to the general public through a registration statement filed with the Securities and Exchange Commission ("SEC")) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries or a "person" that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

(b) During any one-year period, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than any one or more Directors designated by any person who shall have entered into an agreement with the Company in connection with any transaction described in Section 2.6(a) or Section 2.6(c) hereof) whose election or appointment by the Board or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the Directors then still in office who either were Directors at the beginning of the one-year period (other than vacant seats) or whose election or appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board pursuant to a transaction or other mechanism outside of the normal election process of Directors under the Companies Act and/or the Company's Constitution; or

(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or shares of another entity, in each case other than a transaction:

    (i)   Which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

    (ii)   After which no person or group beneficially owns voting securities representing fifty percent (50%) or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.6(c)(ii) as beneficially owning fifty percent (50%) or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(d) The Company's shareholders approve a liquidation or dissolution of the Company.

A transaction will not constitute a Change of Control or other consolidating event if effected for the purpose of changing the place of incorporation or form of organization of the ultimate parent entity (including where the Company is succeeded by an issuer incorporated under the laws of another state, country or foreign government for such purpose and whether or not the Company remains in existence following such transaction) where all or substantially all of the persons or group that beneficially own all or substantially all of the combined voting power of the Company's voting securities immediately prior to the transaction beneficially own all or substantially all of the combined voting power of the Company in substantially the same proportions of their ownership after the transaction. The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change of Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change of Control and any incidental matters relating thereto.

2.7 "Code" means the U.S. Internal Revenue Code of 1986, as amended.

2.8 "Committee" means the Compensation and People Committee of the Board, or such other committee appointed by the Board to administer the Plan.

2.9 "Companies Act" means the Companies Act 1967 of Singapore, as amended.

2.10 "Company" shall have the meaning set forth in ARTICLE 1 hereof and shall include any successor to the Company.

2.11 "Consultant" means an individual consultant or independent contractor who provides services to the Company or any Parent, Subsidiary or Affiliate and who is a natural person, so long as such person (a) renders bona fide services that are not in connection with the offer or sale of the Company's securities in a capital raising transaction and (b) does not directly or indirectly promote or maintain a market for the Company's securities.

2.12 "Current Approval Date" shall have the meaning set forth in ARTICLE 1 hereof.

2.13 "Current Effective Date" shall have the meaning set forth in Section 12.1 hereof.

2.14 "Current Restatement" shall have the meaning set forth in ARTICLE 1 hereof.

2.15 "Director" means a member of the Board, or as applicable, a member of the board of directors of a Parent, Subsidiary or Affiliate qualified under Section 146 of the Companies Act (where applicable in the case of a Singapore incorporated company).

2.16 "Disability" means, with respect to a Participant, that such Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any medically determined physical or mental impairment for a period of not less than ninety (90) consecutive days. A Participant shall not be considered to have incurred a Disability unless he or she furnishes proof of such impairment, such as a treating physician's written certification, sufficient to satisfy the Committee in its discretion. Notwithstanding the foregoing, for purposes of Incentive Stock Options granted under this Plan, "Disability" means that the Participant is disabled within the meaning of Section 22(e)(3) of the Code.

2.17 "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

2.18 "Eligible Individual" means any person who is an Employee, Director or Consultant, as determined by the Committee.

2.19 "Employee" means a full time or part time employee of the Company or any Parent, Subsidiary or Affiliate, including an officer or Director, who is treated as an employee in the personnel records of the Company or any Parent, Subsidiary or Affiliate for the relevant period, but shall exclude individuals who are classified by the Company or any Parent, Subsidiary or Affiliate as (a) leased from or otherwise employed by a third party, (b) independent contractors or (c) intermittent or temporary, even if any such classification is changed retroactively as a result of an audit, litigation or otherwise. A Participant shall not cease to be an Employee in the case of (i) any vacation or sick time or otherwise approved paid time off in accordance with the Company or a Parent, Subsidiary or Affiliate's policy or (ii) transfers between locations of the Company or between the Company and/or any Parent, Subsidiary or Affiliate. Neither services as a Director nor payment of a director's fee by the Company or Parent, Subsidiary or Affiliate shall be sufficient to constitute "employment" by the Company or any Parent, Subsidiary or Affiliate.

2.20 "Fair Market Value" means, as of any given date, (a) if Shares are traded on any established stock exchange, the closing price of a Share as quoted on the principal exchange on which the Shares are listed, as reported in the Wall Street Journal (or such other source as the Committee may deem reliable for such purposes) for such date, or if no sale occurred on such date, the first trading date immediately prior to such date during which a sale occurred; or (b) if Shares are not traded on an exchange but are regularly quoted on a national market or other quotation system, the closing sales price on such date as quoted on such market or system, or if no sales occurred on such date, then on the date immediately prior to such date on which sales prices are reported; or (c) in the absence of an established market for the Shares of the type described in (a) or (b) of this Section 2.20, the fair market value established by the Committee acting in good faith. For purposes of a "net exercise" procedure for Options, the Committee may apply a different method for calculating Fair Market Value.

2.21 "Full-Value Award" means any Award other than an Option, SAR or other Award for which the Participant pays a minimum value equal to the Fair Market Value of the Shares, as determined as of the date of grant.

2.22 "Gross Share Reserve" shall have the meaning set forth in Section 3.1(a).

2.23 "Incentive Stock Option" or "ISO" means an Option that is intended to meet the requirements of Section 422 of the Code.

2.24 "Initial Approval Date" shall have the meaning set forth in ARTICLE 1 hereof.

2.25 "Initial Effective Date" shall have the meaning set forth in ARTICLE 1 hereof.

2.26 "Insider" means an officer or Director of the Company or any other person whose transactions in the Company's Shares are subject to Section 16 of the Exchange Act.

2.27 "Non-Qualified Stock Option" means an Option that is not intended to be an Incentive Stock Option.

2.28 "Option" means a right granted to a Participant pursuant to ARTICLE 5 to purchase a specified number of Shares at a specified price during specified time periods. An Option may either be an Incentive Stock Option or a Non-Qualified Stock Option.

2.29 "Ordinary Shares" or "Shares" means ordinary shares in the capital of the Company for delivery under this Plan, and any successor security.

2.30 "Outside Director" means a member of the Board who is not an Employee.

2.31 "Outstanding Prior Plan Award" shall have the meaning set forth in Section 3.1(a).

2.32 "Parent" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns Shares possessing more than fifty percent (50%) of the total combined voting power of all classes of Shares in one of the other corporations in such chain or a "parent corporation" within the meaning of Section 424(e) of the Code.

2.33 "Participant" means any Eligible Individual who, as an Employee, Director or Consultant, as determined by the Committee, has been granted an Award pursuant to the Plan.

2.34 "Performance Criteria" means such factors as may be selected by the Committee, in its sole discretion, to determine whether the Performance Goals established by the Committee and applicable to Awards have been satisfied, including without limitation, the following measures:

(a) Net revenue and/or net revenue growth;

(b) Earnings before income taxes and amortization and/or earnings before income taxes and amortization growth;

(c) Operating income and/or operating income growth;

(d) Net income and/or net income growth;

(e) Cash flow, operating income, or net income margins;

(f) Earnings per share and/or earnings per share growth;

(g) Total shareholder return and/or total shareholder return growth;

(h) Share price;

(i) Return on equity;

(j) Operating or free cash flow;

(k) Economic value added;

(l) Return on invested capital;

(m) Environmental, social and governance objectives; and

(n) Individual objectives.

2.35 "<u>Performance Goals</u>" means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance, the performance of a Parent, Subsidiary or Affiliate, the performance of a division or a business unit of the Company or a Parent, Subsidiary or Affiliate, or the performance of an Eligible Individual, and may, as applicable, be measured either on an absolute basis or relative to a pre-established target, to a previous period's results, or to a designated comparison group or index. Any Performance Goals based on financial metrics may be determined in accordance with U.S. Generally Accepted Accounting Principles ("<u>GAAP</u>") or in accordance with accounting principles established by the International Accounting Standards Board ("<u>IASB Principles</u>"), and may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP or under IASB Principles. The Committee, in its discretion, may provide for the appropriate adjustment or modification of the Performance Goals for such Performance Period to reflect any Extraordinary Events or any other events or occurrences for which the Committee determines an adjustment or modification should be made. "<u>Extraordinary Events</u>" means any objectively determinable component of a Performance Goal, including without limitation, foreign exchange gains and losses, asset write downs, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, unusual or noncash items, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements, or changes in law or accounting principles.

2.36 "<u>Performance Period</u>" means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a performance-based Award.

2.37 "<u>Performance Share</u>" means a right granted to a Participant pursuant to <u>Section 8.2</u> hereof, to receive a payment which is contingent upon achieving certain Performance Goals, and shall be evidenced by a bookkeeping entry representing the equivalent of one Share.

2.38 "<u>Performance Unit</u>" means a right granted to a Participant pursuant to <u>Section 8.3</u> hereof, to receive a payment which is contingent upon achieving certain Performance Goals, and shall be evidenced by a bookkeeping entry representing the equivalent of the unit of value.

2.39 "<u>Plan</u>" means this Flex Ltd. 2017 Equity Incentive Plan, as it may be amended from time to time.

2.40 "<u>Prior Plan(s)</u>" means the Company's 2001 Equity Incentive Plan and/or the Company's 2010 Equity Incentive Plan.

2.41 "<u>Restricted Share Unit</u>" means an Award granted pursuant to <u>Section 8.4</u> hereof and shall be evidenced by a bookkeeping entry representing the equivalent of one Share.

2.42 "<u>Securities Act</u>" shall mean the U.S. Securities Act of 1933, as amended.

2.43 "<u>Share-Based Award</u>" means any Award that may be settled in Shares granted under <u>ARTICLE 8</u> of this Plan.

2.44 "<u>Share Appreciation Right</u>" or "<u>SAR</u>" means a right granted pursuant to <u>ARTICLE 7</u> to receive a payment equal to the excess of the Fair Market Value of a specified number of Shares on the date the SAR is exercised over the grant price on the date the SAR was granted as set forth in the applicable Award Agreement.

2.45 "<u>Subsidiary</u>" means any "subsidiary corporation" as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder, and any other entity of which a majority of the outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company. For purposes of granting Options or any other "stock rights" within the meaning of Section 409A of the Code, an entity shall not be considered a Subsidiary if granting such stock right would result in the stock right becoming subject to Section 409A of the Code.

2.46 "<u>Substitute Awards</u>" means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate merges.

2.47 "<u>Termination of Service</u>" or "<u>Terminated</u>" means, for purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide services as an Employee, Director or Consultant. Unless the express written policy of the Company, or the Committee, otherwise provides, and except as otherwise required by applicable law, an Employee will not be deemed to have ceased to provide services in the case of (i) sick leave, (ii) maternity or paternity leave,

(iii) military leave, (iv) transfers of employment between the Company and any Parent, Subsidiary or Affiliate, or (v) any other leave of absence authorized by the Company or one of its Subsidiaries, or approved by the Committee; provided, that any such leave is for a period of not more than ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract or law or the Committee otherwise provides. In the case of any Employee on an approved leave of absence, the Committee may make such provisions respecting suspension of vesting of the Award while on leave from the employ of the Company or a Parent, Subsidiary or Affiliate as it may deem appropriate, except that in no event may an Option be exercised after the expiration of the term set forth in the applicable Award Agreement. Except as otherwise determined or approved by the Committee, the divestiture of all or part of a Subsidiary, business unit or division as a result of which the Participant no longer provides services as an Employee, Director or Consultant to the Company or any Parent, Subsidiary or Affiliate shall be considered a Termination of Service for purposes of the Plan. The Committee will have sole discretion to determine whether a Participant has ceased to provide services and the effective date on which the Participant ceased to provide services (the "Termination Date").

Article 3. Shares Subject to the Plan and Limitations

3.1 Number of Shares Available.

(a) Subject to ARTICLE 10, as of the Current Effective Date, the total number of Shares reserved and available for grant and issuance pursuant to this Plan (including upon the exercise of an Incentive Stock Option) will be 28,131,949[1] Shares, less one (1) Share for every one (1) Share that was subject to an Award granted under the Plan after March 31, 2023 and prior to the Current Effective Date. Since the Initial Effective Date, the total number of Shares reserved and available for grant and issuance pursuant to this Plan (including upon the exercise of an ISO) will be 59,400,000 Shares, less one (1) Share for every one (1) Share that was subject to an Award granted under the Plan after March 31, 2023 and prior to the Current Effective Date (the "Gross Share Reserve"). The Shares authorized for delivery to Participants under this Plan of up to the number of Shares in the Gross Share Reserve may be used to grant ISOs during the term of this Plan. Any Shares that are subject to an Award shall be counted against this limit as one (1) Share for every one (1) Share granted or subject to grant for any such Award.

After the Initial Approval Date, no awards may be granted under the Prior Plans. To the extent that an Award, including, after the Initial Approval Date, any previous outstanding award granted under any Prior Plan ("Outstanding Prior Plan Award"), terminates, is forfeited, is canceled, expires, lapses for any reason, or is settled in cash (in whole or in part), the Shares under such Award or Outstanding Prior Plan Award in respect of such termination, forfeiture, cancellation, expiration, lapse or settlement in cash, shall again be available for the grant of an Award pursuant to the Plan.

(b) Any Shares withheld to satisfy the grant or exercise price and/or tax withholding obligation pursuant to any Award or Outstanding Prior Plan Award, whereby the Participant shall be (i) deemed to have waived his or her right to delivery of the full number of Shares under such Award (or Outstanding Prior Plan Award) in respect of the exercise or settlement thereof; and (ii) deemed to have agreed to receive the number of Shares (after deducting the number of Shares withheld) as calculated by the Committee in its absolute discretion, shall not again become available for grant under Section 3.1(a) (or, in the case of an Outstanding Prior Plan Award, shall not become available for grant under Section 3.1(a)). For the avoidance of doubt, upon the exercise of a SAR (or an Outstanding Prior Plan Award consisting of a stock appreciation right), the gross number of Shares for which such SAR is exercised shall be deducted from the aggregate number of Shares which may be issued under Section 3.1(a) (or, in the case of an Outstanding Prior Plan Award consisting of a stock appreciation right, any Shares for which the stock appreciation right is exercised but not issued, shall not become available for grant under Section 3.1(a)) regardless of the number of Shares delivered to the applicable Participant. To the extent permitted by applicable law, including the Companies Act, if the exercise price of an Option (or an Outstanding Prior Plan Award consisting of an option) is paid by Shares tendered by the Participant (either actually or by attestation), the gross number of Shares for which such Option is exercised shall be deducted from the aggregate number of Shares which may be issued under Section 3.1(a) (or, in the case of an Outstanding Prior Plan Award consisting of an option, any Shares for which the option is exercised but not issued, shall not become available for grant under Section 3.1(a)) regardless of the number of Shares delivered to the applicable Participant. Shares issued under Substitute Awards that qualify for an exemption from the applicable shareholder-approval requirements under Nasdaq Listing Rule 5635(c) shall not reduce the Shares authorized for grant under the Plan and shall not be subject to the applicable limitations authorized for grant to a Participant under Section 3.3, nor shall Shares subject to a Substitute Award again be available for Awards under the Plan to the extent of any forfeiture, cancelation, expiration, lapse or cash settlement as otherwise provided in Section 3.1(a).

3.2 Shares Distributed. Any Shares distributed pursuant to an Award may consist in whole or in part, of Shares allotted and issued and/or transferred to the Participant (which may in the case of a transfer of Shares and to the extent permitted by law, include Shares held by the Company as treasury shares).

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(1) Comprised of 11,831,949 Shares that were available for grant pursuant to the Plan as of March 31, 2023, plus 16,300,000 newly added Shares.

3.3   Limitation on Number of Shares Subject to Awards. Notwithstanding any provision in the Plan to the contrary, and subject to ARTICLE 10, the maximum number of Shares that are subject to or covered or measured by one or more Awards that may be granted to any one Participant during any calendar year shall be 10,000,000 Shares. Further, the maximum amount that may be paid in cash during any calendar year with respect to any one or more Awards shall be an amount equal to the preceding share limitation multiplied by the average daily trading price of the Shares during the preceding calendar year. In applying the foregoing limitations with respect to a Participant, to the extent that any Award is canceled, the canceled portion of the Award shall continue to count against the maximum number of Shares that may be granted and maximum amount that may be paid in cash with respect to such Participant.

3.4   Limit on Non-Employee Director Compensation. The aggregate value of cash compensation and grant date Fair Market Value of Shares that may be paid or granted during any calendar year of the Company to any Outside Director for service as an Outside Director shall not exceed $800,000.

3.5   Minimum Vesting Requirements. Notwithstanding any other provision of the Plan to the contrary, no Award granted under the Plan shall become exercisable or vested prior to the one-year anniversary of the date of grant (excluding, for this purpose, any (i) Substitute Awards, (ii) Awards to Outside Directors granted on or about the date of an annual general meeting of shareholders that vest on the day of or the day prior to the next annual general meeting of shareholders which is at least fifty (50) weeks after the immediately preceding year's annual general meeting, and (iii) Shares delivered in lieu of fully earned Outside Director cash compensation obligations); *provided, however*, that, such restriction shall not apply to Awards granted under this Plan with respect to the number of Shares which, in the aggregate, does not exceed five percent (5%) of the Gross Share Reserve under Section 3.1(a) (subject to Section 10.1). For the avoidance of doubt, this Section 3.5 does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of retirement, death, Disability or a Change of Control, in the terms of the Award Agreement or otherwise.

Article 4.   Eligibility and Participation

4.1   Eligibility. Awards may be granted to Eligible Individuals; *provided, however*, Incentive Stock Options shall only be awarded to "employees" of the Company, or a Parent or Subsidiary within the meaning of Section 422 of the Code. A person may be granted more than one Award under this Plan.

4.2   Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all Eligible Individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Eligible Individual shall have any right by virtue of this Plan to receive an Award pursuant to this Plan.

Article 5.   Options

5.1   General. The Committee is authorized to grant Options to Eligible Individuals on the following terms and conditions:

(a)   Exercise Price. Other than in connection with Substitute Awards, the exercise price per Share ("Exercise Price") subject to an Option shall be determined by the Committee and set forth in the Award Agreement; provided that: (i) the Exercise Price shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant and the Exercise Price of any Incentive Stock Option granted to a Ten Percent Shareholder (as set forth in Section 5.2(c) below) will not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the date of grant.

(b)   Time and Conditions of Exercise. Subject to Section 3.5, the Committee shall determine the time or times at which an Option may be exercised in whole or in part; provided that the term of any Option granted under the Plan shall not exceed (i) ten (10) years from the date of grant thereof for Employees (other than Employees of Affiliates which are not related corporations (as defined under the Companies Act) of the Company); and (ii) five (5) years from the date of grant thereof for Outside Directors, Consultants and Employees of Affiliates which are not related corporations (as defined under the Companies Act) of the Company. The Committee shall also determine the performance goals or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c)   Payment. The Committee shall determine the form and methods by which the Exercise Price of an Option may be paid, including, without limitation: (i) cash or check, (ii) through the withholding of Shares otherwise deliverable upon exercise of the Award, whereby the Participant shall be (1) deemed to have waived his or her right to delivery of the full number of Shares in respect of which the Option is exercised; and (2) deemed to have agreed to receive the number of Shares (after deducting the number of Shares which have a Fair Market Value on the date of exercise equal to the aggregate Exercise Price of the Shares as to which the Award shall be exercised) as calculated by the Committee in its absolute discretion, (iii) through a "same day sale" commitment from the Participant and a broker-dealer that is a member of the Financial Industry Regulatory Authority (a "FINRA" dealer) whereby the Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased to pay the Exercise Price, and whereby the FINRA dealer irrevocably commits upon receipt of such Shares, to remit such amounts to the Company provided that treasury shares shall be utilized for delivery in this connection, (iv) other property acceptable to the Committee (including through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Exercise Price where treasury shares shall be utilized for delivery in this connection; provided that payment of such proceeds is then made to the Company upon settlement of such sale, or (v) any combination of the foregoing methods of payment. The Committee shall also determine the methods by which Shares shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director of the Company (as defined under the Companies Act from time to time) or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the Exercise Price of an Option, or continue any extension of credit with respect to the Exercise Price of an Option with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act and/or Section 162 of the Companies Act.

5.2 Incentive Stock Options. ISOs shall be granted only to "employees" of the Company, or a Parent or Subsidiary within the meaning of Section 422 of the Code, and the terms of any ISOs granted pursuant to the Plan, in addition to the requirements of Section 5.1 hereof, must comply with the provisions of this Section 5.2.

(a) Expiration. Subject to Section 5.2(c) hereof, an ISO shall expire and may not be exercised to any extent by anyone after the first to occur of the following events:

(i) Ten (10) years from the date it is granted unless an earlier time is set forth in the Award Agreement;

(ii) Three (3) months after the Participant's Termination of Service; and

(iii) One (1) year after the date of the Participant's Termination of Service on account of Disability or death. Upon the Participant's Disability or death, any ISOs exercisable at the Participant's Disability or death may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant's last will and testament, or, if the Participant fails to make testamentary disposition of such ISO or dies intestate, by the person or persons entitled to receive the ISO pursuant to the applicable laws of descent and distribution.

(b) Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which ISOs are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code. To the extent that ISOs are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(c) Ten Percent Shareholder. An ISO shall be granted to any individual who, at the date of grant, owns shares possessing more than ten percent of the total combined voting power of all classes of Shares of the Company (a "Ten Percent Shareholder") only if such Option is granted at an Exercise Price that is not less than one hundred ten percent (110%) of Fair Market Value on the date of grant and the Option is exercisable for no more than five (5) years from the date of grant.

(d) Notice of Disposition. The Participant shall give the Company prompt notice of any disposition of Shares acquired by exercise of an ISO within (i) two (2) years from the date of grant of such ISO or (ii) one (1) year after the transfer of such Shares to the Participant.

(e) Right to Exercise. During a Participant's lifetime, an ISO may be exercised only by the Participant.

(f) Failure to Meet Requirements. Any Option (or portion thereof) purported to be an ISO, which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Stock Option.

5.3 Exemption from Section 409A. It is intended that all Options granted under this Plan will be exempt from Section 409A of the Code.

5.4 Substitution of SARs. The Committee may provide in the Award Agreement evidencing the grant of an Option that the Committee, in its sole discretion, shall have to right to substitute a SAR for such Option at any time prior to or upon exercise of such Option; provided, that such SAR shall be exercisable with respect to the same number of Shares for which such substituted Option would have been exercisable.

Article 6. Grants to Outside Directors

6.1 Types of Options and Shares. Options granted under this Plan and subject to this ARTICLE 6 shall be Non-Qualified Stock Options.

6.2 Eligibility. Options subject to this ARTICLE 6 shall be granted only to Outside Directors. In no event, however, may any Outside Director be granted any Options under this ARTICLE 6 if such grant is prohibited, or restricted (either absolutely or subject to various securities requirements, whether legal or administrative, being complied with), in the jurisdiction in which such Outside Director is resident under the relevant securities laws of that jurisdiction.

6.3 <u>Vesting and Exercisability</u>. Each Option will vest and become exercisable according to the terms set forth by the Committee in the applicable Award Agreement as long as the Outside Director continuously remains a Director or a Consultant on each applicable vesting date. Notwithstanding anything to the contrary in <u>ARTICLE 5</u>, no Options granted to an Outside Director will be exercisable after the expiration of five (5) years from the date the Option is granted to such Outside Director. If the Outside Director is Terminated, the Outside Director may exercise his or her Options only to the extent that such Options would have been exercisable upon the Termination Date for such period as set forth in the Award Agreement. Notwithstanding any provision to the contrary, in the event of a Change of Control, the Committee may accelerate the vesting of all Options granted to Outside Directors in its discretion and such Options will become exercisable in full prior to the consummation of such Change of Control at such times and on such conditions as the Committee determines, and must be exercised, if at all, within three (3) months of the consummation of said Change of Control event.

6.4 <u>Exercise Price</u>. The Exercise Price of an Option granted under this <u>ARTICLE 6</u> shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the date an Outside Director is granted such Option.

Article 7.   Share Appreciation Rights

7.1 <u>Grant of SARs</u>. A SAR shall entitle the Participant (or other person entitled to exercise the SAR pursuant to the Plan) to exercise all or a specified portion of the SAR (subject to Section 3.5, to the extent then exercisable pursuant to its terms) and to receive from the Company an amount equal to the product of (i) the excess of (A) the Fair Market Value of the Shares on the date the SAR is exercised over (B) the grant price of the SAR and (ii) the number of Shares with respect to which the SAR is exercised, subject to any limitations the Committee may impose; provided that the term of any SAR shall not exceed ten (10) years.

7.2 <u>Grant Price</u>. The grant price per Share subject to a SAR shall be determined by the Committee and set forth in the Award Agreement; provided that, other than with respect to Substitute Awards, the per Share grant price for any SAR shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant.

7.3 <u>Payment and Limitations on Exercise.</u>

(a) Subject to <u>Section 7.3(b)</u> hereof, payment of the amounts determined under <u>Section 7.1</u> hereof shall be in cash, in Shares (based on their Fair Market Value as of the date the SAR is exercised) or a combination of both, as determined by the Committee.

(b) To the extent any payment under <u>Section 7.1</u> hereof is effected in Shares, it shall be made subject to satisfaction of all provisions of <u>ARTICLE 5</u> pertaining to Options.

Article 8.   Other Types of Share-Based Awards

8.1 <u>General Restrictions on Share-Based Awards</u>. Subject to Section 3.5, Share-Based Awards granted under this <u>ARTICLE 8</u> may be based on the achievement of Performance Goals as determined by the Committee and/or on the completion of a specified number of years or period of service with the Company or a Parent, Subsidiary, or Affiliate of the Company. As soon as practicable following the completion of the Performance Period or Periods applicable to a performance-based Award, the Committee shall determine the extent to which the applicable Performance Goals have been achieved and, as applicable, the resulting final value of the Award earned by the Participant. Any rights to dividends or dividend equivalents are subject to <u>Section 9.8</u>.

8.2 <u>Performance Share Awards</u>. Performance Share Awards shall be denominated in a number of Shares and may be linked to any one or more of the Performance Criteria determined appropriate by the Committee, in each case on a specified date or dates or over any Performance Period or Periods determined by the Committee.

8.3 <u>Performance Unit Awards</u>. Performance Unit Awards shall be denominated in units of value which may include the dollar value of Shares and may be linked to any one or more of the Performance Criteria determined appropriate by the Committee, in each case on a specified date or dates or over any Performance Period or Periods determined by the Committee.

8.4 <u>Restricted Share Units</u>. Restricted Share Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement evidencing the grant of the Restricted Share Units. Restricted Share Unit Awards shall be denominated in unit equivalents of Shares and/or units of value including the dollar value of Shares, in such amounts and subject to such terms and conditions as determined by the Committee. At the time of grant, the Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. On the settlement date, the Company shall, subject to <u>Section 9.7</u>, transfer to the Participant one unrestricted, fully transferable Share for each Restricted Share Unit scheduled to be paid out on such date and not previously forfeited. Alternatively, settlement of Restricted Share Units may be made in cash or any combination of cash and Shares, as determined by the Committee, in its sole discretion.

8.5 <u>Other Share-Based Awards.</u> The Committee is authorized under the Plan to make any other Award to an Eligible Individual that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) a right with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of Performance Criteria or other conditions, or (iii) any other security with the value derived from the value of the Shares. The Committee may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Participants on such terms and conditions as determined by the Committee from time to time.

8.6 <u>Term.</u> Except as otherwise provided herein, the term of any Award of Performance Shares, Performance Units, Restricted Share Units and any other Share-Based Award granted pursuant to this <u>ARTICLE 8</u> shall be set by the Committee in its discretion.

8.7 <u>Form of Payment.</u> Payments with respect to any Awards granted under this <u>ARTICLE 8</u> shall be made in cash, in Shares or a combination of both, as determined by the Committee.

8.8 <u>Timing of Settlement.</u> At the time of grant and subject to <u>Section 9.7</u>, the Committee shall specify the settlement date applicable to an Award of Performance Shares, Performance Units, Restricted Share Units or any other Share-Based Award granted pursuant to this <u>ARTICLE 8</u>, which shall be no earlier than the vesting date(s) applicable to the relevant Award and may be later than the vesting date(s) to the extent and under the terms determined by the Committee.

Article 9. Provisions Applicable to Awards

9.1 <u>Stand-Alone and Tandem Awards.</u> Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

9.2 <u>Award Agreement.</u> Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event of a Participant's Termination of Service, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

9.3 <u>Limits on Transfer.</u> No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than to or in the favor of the Company or a Parent, Subsidiary or Affiliate to the extent permitted by and in accordance with the provisions of the Companies Act. Except as otherwise provided herein, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution or pursuant to beneficiary designation procedures approved from time to time by the Committee (or the Board in the case of Awards granted to Outside Directors). The Committee by express provision in the Award Agreement or an amendment thereto may, subject to applicable laws, permit an Award (other than an Incentive Stock Option) to be transferred to, exercised by and paid to members of the Participant's family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant's family and/or charitable institutions, pursuant to such conditions and procedures as the Committee may establish. Any permitted transfer shall be subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes (or to a "blind trust" in connection with the Participant's Termination of Service or employment with the Company or a Parent, Subsidiary or Affiliate to assume a position with a governmental, charitable, educational or similar non-profit institution) and on a basis consistent with the Company's lawful issue of securities. For the avoidance of doubt, Options and SARs may not be transferred to a third-party financial institution for value.

9.4 <u>Termination of Service.</u> Any Award granted under this Plan to a Participant who is an Employee or Director shall only be exercisable or payable while the Participant is an Employee or Director, as applicable; *provided, however*, that the Committee in its sole and absolute discretion may provide that any Award may be exercised or paid subsequent to a Termination of Service, as applicable, or following a Change of Control, or because of the Participant's retirement, death or Disability, or otherwise. The effect of a Participant's Termination of Service on a Participant's performance-based Award shall be as determined by the Committee and set forth in the applicable Award Agreement or other written agreement entered into between the Company and the Participant.

9.5 <u>Beneficiaries.</u> Notwithstanding <u>Section 9.3</u> hereof, a Participant may, if permitted by the Committee and any applicable local laws, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than fifty percent (50%) of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to either the person's estate or legal representative or the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution (or equivalent laws outside the U.S.). Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

9.6 <u>Share Certificates</u>. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing Shares pursuant to the exercise or vesting of any Award, unless and until the Committee has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All certificates evidencing Shares delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state local, securities or other laws, including laws of jurisdictions outside of Singapore and the United States, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any certificate evidencing Shares to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

9.7 <u>Deferrals</u>. The Committee may, in an Award Agreement or otherwise, provide or permit for the deferred delivery of Shares or cash upon settlement, vesting or other events with respect to Performance Shares, Performance Units, Restricted Share Units, or other Share-Based Awards, as applicable. Notwithstanding anything herein to the contrary, in no event will an election to defer the delivery of Shares or any other payment with respect to any Award be allowed if the Committee determines, in its sole discretion, that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code. None of the Company, the Board or the Committee shall have any liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Company, the Board or the Committee.

9.8 <u>Dividends and Dividend Equivalents.</u> No dividends or dividend equivalents may be paid to a Participant with respect to an Award prior to the vesting of such Award. Subject to the preceding sentence, a Full-Value Award may provide for dividends or dividend equivalents to accrue on behalf of a Participant as of each dividend payment date during the period between the date the Award is granted and the date the Award is exercised, vested, expired, credited or paid, and to be converted to vested cash or Shares at the same time and in all events subject to the same restrictions and risk of forfeiture to the same extent as the Award with respect to which such dividend or dividend equivalents have been credited and shall not be paid until and unless the underlying Award vests. For the avoidance of doubt, no dividends or dividend equivalents shall be paid or granted in respect of Shares subject to Options or SARs and no holder of an Option or SAR shall be entitled to any dividends with respect to the Shares subject to Options or SARs unless and until such Options or SARs have vested and have been exercised in accordance with the terms of the Plan and the applicable Award Agreement and such Shares are reflected as issued and outstanding.

Article 10. Changes in Capital Structure

10.1 <u>Adjustments</u>. Should any change be made to the Shares issuable under the Plan by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off, extraordinary cash dividend or other change affecting the outstanding Shares as a class without the Company's receipt of consideration, then appropriate adjustments shall be made to (i) the maximum number and/or class of securities issuable under the Plan, (ii) the maximum number and/or class of securities for which any Participant may be granted Awards under the terms of the Plan or that may be granted generally under the terms of the Plan, and (iii) the number and/or class of securities and price per Share in effect under each Award outstanding under <u>ARTICLE 5</u> through <u>ARTICLE 8</u>. Such adjustments to the outstanding Awards are to be effected in a manner which shall preclude the enlargement or dilution of rights and benefits under such Awards. Notwithstanding anything herein to the contrary, an adjustment to an Award under this <u>Section 10.1</u> may not be made in a manner that would result in the grant of a new Option or SAR under Code Section 409A. The adjustments determined by the Committee shall be final, binding and conclusive.

10.2 <u>Change of Control.</u>

(a) Notwithstanding <u>Section 10.1</u> hereof, and except as may otherwise be provided in any applicable Award Agreement or other plan or written agreement entered into between the Company and a Participant, if a Change of Control occurs and a Participant's Full-Value Awards are not converted, assumed, or replaced by a comparable award by a successor or survivor corporation, or a parent or subsidiary thereof, such Full-Value Awards shall automatically vest and all forfeiture restrictions on such Awards shall lapse immediately prior to the Change of Control and following the consummation of such Change of Control, the Award shall terminate and cease to be outstanding. Further, if a Change of Control occurs and a Participant's Options or SARs are not converted, assumed or replaced by a comparable award by a successor or survivor corporation, or a parent or subsidiary thereof, such Options or SARs outstanding at the time of the Change of Control, shall automatically vest and become fully exercisable immediately prior to the Change of Control and thereafter shall automatically terminate. In the event that the terms of any agreement (other than the Award Agreement) between the Company or any Subsidiary or Affiliate and a Participant contains provisions that conflict with, and are more restrictive than, the provisions of this <u>Section 10.2(a)</u>, this <u>Section 10.2(a)</u> shall prevail and control and the more restrictive terms of such agreement (and only such terms) shall be of no force or effect. The determination of comparability in this <u>Section 10.2(a)</u> shall be made by the Committee, and its determination shall be final, binding and conclusive.

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(b) Where Awards are assumed or continued after a Change of Control, the Committee may provide that one or more Awards will automatically accelerate upon an involuntary Termination of Service within a designated period (not to exceed twenty-four (24) months) following the effective date of such Change of Control. If the Committee so determines, any such Award shall accordingly, upon an involuntary Termination of Service following a Change of Control, become fully exercisable and all forfeiture restrictions on such Awards shall lapse.

(c) The portion of any Incentive Stock Option accelerated in connection with a Change of Control shall remain exercisable as an ISO only to the extent the applicable One Hundred Thousand Dollar ($100,000) limitation is not exceeded. To the extent such dollar limitation is exceeded, the accelerated portion of such Option shall be exercisable as a Non-Qualified Stock Option under the U.S. federal tax laws.

10.3 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of Shares of any class, the payment of any dividend, any increase or decrease in the number of Shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to an Award or the grant or the Exercise Price of any Award.

Article 11. Administration

11.1 Authority of Committee. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan. Subject to the foregoing, the Committee will have the authority to:

(a) construe and interpret this Plan, any Award Agreement and any other agreement or document executed pursuant to this Plan;

(b) prescribe, amend and rescind rules and regulations relating to this Plan or any Award;

(c) designate Eligible Individuals to receive Awards;

(d) determine the form and terms of Awards;

(e) determine the number of Awards to be granted and the number of Shares or other consideration subject to Awards;

(f) determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent, Subsidiary or Affiliate of the Company;

(g) grant waivers of Plan or Award conditions;

(h) determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the Exercise Price or grant price, any restrictions or limitations on the Award, any schedule for the lapse of forfeiture restrictions or restrictions on the exercisability of an Award, vesting, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(i) correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(j) determine whether the Performance Goals under any performance-based Award have been met;

(k) determine whether, to what extent, and pursuant to what circumstances an Award may be settled in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(l) determine the methods that may be used to pay the Exercise Price or grant price of an Award;

(m) establish, adopt, or revise any rules and regulations including adopting sub-plans to the Plan as the Committee may deem necessary or advisable under local law;

(n) suspend or terminate the Plan at any time; provided that such suspension or termination does not impair the rights and obligations under any outstanding Award without written consent of the affected Participant;

(o) determine the Fair Market Value of the Shares for any purpose;

(p) amend, modify, extend, cancel or renew any Award (i.e., subject to the provisions of the Plan, including Section 13.1); and

(q) make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

11.2 <u>Committee Discretion</u>. Any determination made by the Committee with respect to any Award will be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of this Plan or Award, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Award under this Plan.

11.3 <u>Delegation of Authority</u>. To the extent permitted by applicable law, the Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants other than Insiders. For the avoidance of doubt, provided it meets the limitation in the preceding sentence, this delegation shall include the right to modify Awards as necessary to accommodate changes in laws or regulations, including in jurisdictions outside the United States. Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation, and the Committee may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this <u>Section 11.3</u> shall serve in such capacity at the pleasure of the Committee.

Article 12. Effective and Expiration Date

12.1 <u>Effective Date</u>. The Plan was originally effective as of the date of its adoption by the Board on June 29, 2017 (i.e., the Initial Effective Date). The effective date of this Plan, as amended and restated pursuant to the Current Restatement, shall be the date the Current Restatement is approved by the Company's shareholders at the 2023 annual general meeting of shareholders (the "<u>Current Effective Date</u>"), it being understood that in the event such shareholder approval is not obtained, the 2020 Restatement shall remain in effect and the Current Restatement shall be null and void for all purposes. The Current Restatement will be deemed to be approved by the shareholders at the 2023 annual general meeting of shareholders if it is approved by a majority of the votes cast and a quorum representing the requisite percentage of outstanding voting shares is, either in person or by proxy, present and voting on the amended and restated Plan.

12.2 <u>Expiration Date</u>. The Plan will expire on, and no Award may be granted pursuant to the Plan on or after the tenth anniversary of the Current Effective Date, except that no Incentive Stock Options may be granted under the Plan on or after the tenth anniversary of the Current Approval Date. Any Awards that are outstanding on the tenth anniversary of the Current Effective Date (or in the case of ISOs, the tenth anniversary of the Current Approval Date) shall remain in force according to the terms of the Plan and the applicable Award Agreement.

Article 13. Amendment, Modification, and Termination

13.1 <u>Amendment, Modification, and Termination</u>. The Committee has complete and exclusive power and authority to amend, terminate or modify the Plan (or any component thereof) in any or all respects whatsoever. However, except with respect to amendments made pursuant to <u>Section 14.10</u> or <u>Section 14.13</u> hereof, no such amendment or modification shall materially and adversely affect rights and obligations with respect to Awards at the time outstanding under the Plan, unless the Participant consents in writing to such amendment, other than to the extent necessary to comply with applicable income tax laws and regulations. In addition, the Committee may not, without the approval of the Company's shareholders, amend the Plan to (i) materially increase the maximum number of Shares issuable under the Plan or the maximum number of Shares for which any one individual participating in the Plan may be granted Awards, (ii) materially modify the eligibility requirements for Plan participation, (iii) materially increase the benefits accruing to Participants or (iv) in any manner that requires such shareholder approval under Nasdaq or other stock exchange listing requirements then applicable to the Company. Further, other than pursuant to <u>ARTICLE 10</u>, the Committee shall not without the approval of the Company's shareholders (a) lower the Exercise Price of an Option or grant price of a SAR after it is granted, (b) cancel an Option or SAR when the Exercise Price or grant price exceeds the Fair Market Value of one Share in exchange for cash (i.e. a cash buyout) or another Award (other than in connection with a Change of Control or Substitute Awards), or (c) take any other action with respect to an Option or SAR that would be treated as a repricing under the rules and regulations of the Nasdaq Stock Market (or such other principal U.S. national securities exchange on which the Shares are traded).

13.2 <u>Awards Previously Granted</u>. Except with respect to amendments made pursuant to <u>Section 14.10</u> or <u>Section 14.13</u> hereof, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant; provided, however, that an amendment or modification that may cause an Incentive Stock Option to become a Non-Qualified Stock Option shall not be treated as adversely affecting the rights of the Participant.

Article 14. General Provisions

14.1 <u>No Rights to Awards</u>. No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

14.2 <u>No Shareholders Rights</u>. Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award, including the right to vote or receive dividends, until the Participant becomes the owner of such Shares, notwithstanding the exercise or vesting of an Option or other Award.

14.3 <u>Withholding</u>. The Company or any Subsidiary or Affiliate, as appropriate, shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy U.S. federal, state, or local taxes and any taxes imposed by jurisdictions outside of the United States (including income tax, social insurance contributions, payment on account and any other taxes that may be due) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan or to take such other action as may be necessary in the opinion of the Company or a Parent, Subsidiary or Affiliate, as appropriate, to satisfy withholding obligations for the payment of taxes by any means authorized by the Committee. No Shares shall be delivered hereunder to any Participant or other person until the Participant or such other person has made arrangements acceptable to the Committee for the satisfaction of these tax obligations with respect to any taxable event concerning the Participant or such other person arising as a result of Awards made under this Plan.

14.4 <u>No Right to Employment or Services</u>. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Parent, Subsidiary or Affiliate to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Parent, Subsidiary or Affiliate.

14.5 <u>Unfunded Status of Awards</u>. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general unsecured creditor of the Company or any Subsidiary or Affiliate.

14.6 <u>Relationship to other Benefits</u>. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, termination programs and/or indemnities or severance payments, welfare or other benefit plan of the Company or any Parent, Subsidiary or Affiliate except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder, or as expressly provided by applicable law.

14.7 <u>Expenses</u>. The expenses of administering the Plan shall be borne by the Company and/or its Subsidiaries and/or Affiliates.

14.8 <u>Titles and Headings</u>. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

14.9 <u>Fractional Shares</u>. No fractional Shares shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding down as appropriate.

14.10 <u>Limitations Applicable to Section 16 Persons</u>. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 under the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

14.11 <u>Government and Other Regulations</u>. The obligation of the Company to make payment of Awards in Shares or otherwise shall be subject to all applicable laws, rules, and regulations of Singapore and the United States and jurisdictions outside of Singapore and United States, and to such approvals by government agencies, including government agencies in jurisdictions outside of Singapore and the United States, in each case as may be required or as the Company deems necessary or advisable. Without limiting the foregoing, the Company shall have no obligation to issue or deliver evidence of title for Shares subject to Awards granted hereunder prior to: (i) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable, and (ii) completion of any registration or other qualification with respect to the Shares under any applicable law in Singapore or the United States or in a jurisdiction outside of Singapore or the United States or ruling of any governmental body that the Company determines to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective. The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. The Company shall be under no obligation to register Shares issued or paid pursuant to the Plan under the Securities Act. If the Shares issued pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption.

14.12 <u>Governing Law</u>. The Plan and all Award Agreements, and all controversies thereunder or related thereto, shall be construed in accordance with and governed by the laws of the State of California, without regard to principles of conflict of laws.

14.13 <u>Section 409A</u>. Except as provided in <u>Section 14.14</u> hereof, to the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code. Notwithstanding any provision of the Plan to the contrary, in the event that following the Initial Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related U.S. Department of Treasury guidance (including such U.S. Department of Treasury guidance as may be issued after the Initial Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (i) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (ii) comply with the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section. Should any payments made in accordance with the Plan to a "specified employee" (as defined under Section 409A of the Code) be determined to be payments from a nonqualified deferred compensation plan and are payable in connection with a Participant's "separation from service" (as defined under Section 409A of the Code), that are not exempt from Section 409A of the Code as a short-term deferral or otherwise, these payments, to the extent otherwise payable within six (6) months after the Participant's separation from service, and to the extent necessary to avoid the imposition of taxes under Section 409A of the Code, will be paid in a lump sum on the earlier of the date that is six (6) months and one (1) day after the Participant's date of separation from service or the date of the Participant's death. For purposes of Section 409A of the Code, the payments to be made to a Participant in accordance with this Plan shall be treated as a right to a series of separate payments.

14.14 <u>No Representations or Covenants with respect to Tax Qualification</u>. Although the Company may endeavor to (i) qualify an Award for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States (e.g., Incentive Stock Options) or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, anything to the contrary in this Plan, including <u>Section 14.13</u> hereof, notwithstanding. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under the Plan.

14.15 <u>Prior Section 162(m)</u>. For the avoidance of doubt, Section 14.15 of the 2020 Restatement shall continue to apply with respect to awards granted thereunder (or pursuant to a Prior Plan) to a "covered employee" that were intended to result in "qualified performance-based compensation" for purposes of certain rules under Section 162(m) of the Code that ceased to apply generally as of January 1, 2018.

14.16 <u>Recoupment</u>. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company adopts (or has adopted, including the Executive Incentive Compensation Recoupment Policy, as amended from time to time), including any clawback policy the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2023

Or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 000-23354

FLEX LTD.

(Exact name of registrant as specified in its charter)

Singapore	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2 Changi South Lane,	
Singapore	**486123**
(Address of registrant's principal executive offices)	(Zip Code)

Registrant's telephone number, including area code

(65) 6876-9899

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, No Par Value	FLEX	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act—**NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of September 30, 2022, the aggregate market value of the Company's ordinary shares held by non-affiliates of the registrant was approximately $7.6 billion based upon the closing sale price as reported on the Nasdaq Global Select Market.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at May 12, 2023
Ordinary Shares, No Par Value	444,493,546

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts into Which Incorporated
Proxy Statement to be delivered to shareholders in connection with the Registrant's 2023 Annual General Meeting of Shareholders	Part III

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, certain matters included in this annual report on Form 10-K are, or may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. The words "will," "may," "designed to," "believe," "should," "anticipate," "plan," "expect," "intend," "estimate" and similar expressions identify forward-looking statements, which speak only as of the date of this annual report. These forward-looking statements are contained principally under Item 1, "Business," and under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Because these forward-looking statements are subject to risks and uncertainties, actual results could differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include those described in Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

Unless otherwise specifically stated, references in this report to "Flex," the "Company," "we," "us," "our" and similar terms mean Flex Ltd. and its subsidiaries.

ITEM 1.   *BUSINESS*

OVERVIEW

Flex is the diversified manufacturing partner of choice that helps market-leading brands design, build and deliver innovative products that improve the world. Through the collective strength of a global workforce across approximately 30 countries with responsible, sustainable operations, Flex supports the entire product lifecycle with advanced manufacturing solutions and operates one of the most trusted global supply chains. The Company also provides additional value to customers through a broad array of services, including design and engineering, component services, rapid prototyping, fulfillment, and circular economy solutions. Flex supports a diverse set of industries including cloud, communications, enterprise, automotive, industrial, consumer devices, lifestyle, healthcare, and energy. As of March 31, 2023, Flex's three operating and reportable segments were as follows:

- Flex Agility Solutions ("FAS"), which is comprised of the following end markets:

  ○ *Communications, Enterprise and Cloud ("CEC")*, including data infrastructure, edge infrastructure and communications infrastructure
  ○ *Lifestyle*, including appliances, consumer packaging, floorcare, micro mobility and audio
  ○ *Consumer Devices*, including mobile and high velocity consumer devices.

- Flex Reliability Solutions ("FRS"), which is comprised of the following end markets:

  ○ *Automotive*, including next generation mobility, autonomous, connectivity, electrification, and smart technologies
  ○ *Health Solutions*, including medical devices, medical equipment, and drug delivery
  ○ *Industrial*, including capital equipment, industrial devices, and renewables and grid edge.

- Nextracker, the leading provider of intelligent, integrated solar tracker and software solutions that are used in utility-scale and ground-mounted distributed generation solar projects around the world. Nextracker's products enable solar panels to follow the sun's movement across the sky and optimize plant performance.

On February 13, 2023, the Company's subsidiary, Nextracker Inc. ("Nextracker"), completed its initial public offering (the "IPO") of 30,590,000 shares of its Class A common stock, par value $0.0001 per share (the "Nextracker Common Stock"), which included the exercise in full of the underwriters' option to purchase 3,990,000 additional shares of Nextracker Common Stock at the public offering price of $24.00 per share, less underwriting discounts and commissions. Prior to the IPO, Nextracker was a wholly owned indirect subsidiary of Flex. Upon the closing of the IPO, Flex beneficially owned 61.4% of the total outstanding shares of Nextracker's capital stock, including both Class A common stock and Class B common stock, voting as a single class. We continue to consolidate and present Nextracker as a segment subsequent to the IPO.

The FAS segment is optimized for speed to market, based on a highly flexible supply and manufacturing system. The FRS segment is optimized for longer product lifecycles requiring complex ramps with specialized production models and critical environments. Nextracker provides solar tracker technologies that optimize and increase energy production while reducing costs for significant plant return on investment.

Our customers include many of the world's leading technology, healthcare, automotive, and industrial companies. We are focused on establishing long-term relationships with our customers and have been successful in expanding relationships to incorporate additional product lines and services.

In fiscal year 2023, our ten largest customers accounted for approximately 34% of net sales. No customer accounted for greater than 10% of the Company's net sales in fiscal year 2023.

Flex believes that growth in the contract manufacturing services industry will be driven by increased complexities in products, markets, and environmental, social, and governance ("ESG") requirements. The "Digitization of Everything" is the mega-trend that is driving products—and even whole industries—to be smarter, more data-driven, and more connected. To make these next generation products, companies must integrate increasingly advanced technologies and build them at scale. Additionally, with regards to Nextracker, we believe that both the attractive cost of solar generation and increasing demand for renewable energy will drive continued growth in the utility-scale solar market.

In addition to the pandemic, rising global uncertainty over the past few years including trade and tariff issues, increasing geopolitical unrest, and severe labor shortages are creating further complexity. Companies are rethinking their entire production strategies. We are seeing a global rebalancing in sourcing and producing to maximize resiliency and decrease time to market. Sustainability is no longer an afterthought. Businesses are being held to a much higher standard for how and where their products are sourced and produced, and, increasingly, how they are disposed.

These complexities are making it harder for companies to manage their own supply chains and manufacturing operations. They are looking for trusted partners to help them navigate this complex environment. We believe that only a few outsourcing providers have the right capabilities and scale to meet these challenges effectively and profitably. Flex is one of these partners.

STRATEGY

Flex helps its customers responsibly design and build products that create value and improve people's lives. We do this by providing our customers with product development lifecycle services, from innovation, design, and engineering, to manufacturing, supply chain solutions, component services, logistics, fulfillment and circular economy offerings. Flex's strategy is to continue investing in areas where we can differentiate and add value, whether through engineering and design services, product technologies or developing differentiated processes and business methods. We are strengthening our abilities in software, robotics, artificial intelligence, factory automation, simulation, digital twins, and other disruptive technologies. We select ethical partners and integrate the supply chain so that our customers can operate efficiently and responsibly. We are committed to investing in our employees and communities, which includes addressing critical environmental issues.

People.   To maintain competitiveness and world-class capabilities, we focus on hiring and retaining the world's best talent. We have focused on attracting the best engineering, functional and operational leaders and have accelerated efforts to develop the future leaders of the Company.

Customer Focus.   We believe that building strong partnerships with our customers and delivering on our commitments strengthens trust and customer retention. For Flex, customers come first, and we have a relentless focus on delivering distinctive products and services in a cost-effective manner with fast time to market. We are highly collaborative and leverage our global system and processes to operate with speed and responsiveness to provide customers a reliable and resilient supply chain and responsible manufacturing technology solutions and services.

Markets.   We focus on companies that are leaders in their industry and value our superior capabilities in design, manufacturing, and supply chain services. Flex focuses on high-growth industries and markets where we have distinctive competence and a compelling value proposition. Examples include investments in specific technologies and industries such as healthcare, automotive, industrial, and energy. Our market-focused approach to managing our business increases customers' competitiveness by leveraging our deep vertical and cross-industry expertise, as well as global scale, regional presence, and agility to respond to changes in market dynamics.

Operations.   We continue to invest in maintaining a leadership position in our world-class manufacturing and services capabilities including automation, simulation tools, digitizing our factories, and implementing leading edge Industry 4.0 methodologies. We leverage our broad set of capabilities globally to provide a competitive advantage by minimizing logistics costs, manufacturing costs, and cycle times while increasing flexibility and responsiveness.

SERVICE OFFERINGS

Flex provides design, manufacturing and supply chain services through a network of over 100 locations in approximately 30 countries across four continents. We have established global scale through an extensive network of innovation labs, manufacturing operations, and services sites in the world's major consumer and enterprise products markets (Asia, the Americas, and Europe) to serve the supply chain needs of both multinational and regional companies.

We believe we have the broadest worldwide product development lifecycle solutions in the industry, from concept design to manufacturing to aftermarket and end of life services. We believe our key competitive advantages are our people, processes, and capabilities for making products, systems, and solutions for customers:

- *Time to market advantage*: Our sophisticated supply chain management tools and expertise allow us to provide customers with access to real-time information that increases visibility and reduces risk throughout the entire product lifecycle. Our experience with new product introductions and manufacturing ramps provides customers with a time to market advantage.

- *Broad range of services*: Our full range of services include innovation and design, engineering, manufacturing, supply chain management, component services, forward and reverse logistics, fulfillment, and circular economy solutions. Our deep cross-industry knowledge and multi-domain expertise accelerate the production of complex products for increasingly interconnected industries.

- *Global and regional scale*: Flex's physical infrastructure includes over 100 facilities in approximately 30 countries, staffed by approximately 172,000 employees, providing customers with truly global scale and strategic geographic distribution capabilities to meet their market needs.

We offer global economies of scale in advanced materials and technology sourcing, manufacturing and after-market services, as well as market-focused expertise and capabilities in design and engineering. As a result of extensive experience in specific markets, we have developed a deep understanding of complex market dynamics, giving us the ability to anticipate trends that impact customers' businesses. Our expertise can help improve customers' market positioning by effectively adjusting product plans and roadmaps to efficiently and cost-effectively deliver high quality products that meet their geographic and time to market requirements.

Our services include all processes necessary to design, build, ship, and service a wide range of products for customers. These services include:

Design and Engineering Services.   Across all of the key industries and markets in which Flex does business, the Company offers industry-leading global design services, with extensive product design engineering resources that provide design services, product development, systems integration services, and solutions to satisfy a wide array of customer requirements, including:

- System architecture;

- User interface and industrial design;

- Cross-industry technologies;

- Hardware design;

- Software integration; and

- Design for excellence.

Flex has established state-of-the art innovation hubs in the Americas, Asia and Europe, with differentiated offerings and specialized services in emerging technologies from edge AI and connectivity to sensors integration for specific industries and markets. These innovation hubs offer customers geographically-focused centers of design services, help customers de-risk technologies, develop products from concept to volume production and go to market in a rapid, cost effective and low risk manner.

Flex is exposed to different and, in some cases greater, potential liabilities from the various design services we provide than those we typically face in our core assembly and manufacturing services. See "Risk Factors—*The success of certain of our activities depends on our ability to protect our intellectual property rights; claims of infringement or misuse of intellectual property and/or breach of license agreement provisions against our customers or us could harm our business*."

Systems Assembly and Manufacturing.   Our systems assembly and manufacturing operations generate the majority of our revenues and include printed circuit board assembly and assembly of systems and subsystems that incorporate printed circuit boards and complex electromechanical components. We assemble electronic products with custom electronic enclosures on either a build-to-order or configure-to-order basis. As customers seek to provide greater functionality in physically smaller products, they increasingly require more sophisticated manufacturing technologies and processes. Our investment in advanced manufacturing equipment and our expertise in innovative miniaturization, packaging and interconnective technologies enable us to offer a variety of leading-edge manufacturing solutions. We support a wide range of product demand profiles, from low-volume, high-complexity programs, to high-volume production. Our systems assembly and manufacturing capabilities include enclosures, testing services, and materials procurement and inventory management.

Power Solutions.   We offer a full-service power supply business that provides a range of solutions from custom to highly scalable system solutions. We have expertise in high efficiency and high-density switching power supplies ranging from 1 to 3,000 watts. Our product portfolio includes chargers for smartphones and tablets, adapters for notebooks and gaming systems, and power supplies for the server, storage, and networking markets. The Flex company, Anord Mardix, offers an extensive product portfolio of critical power solutions including switchgear, busway, power distribution and modular power systems, along with monitoring solutions and services. This portfolio combined with our embedded power, server and storage products, racks and enclosures and full systems assembly capability provides the opportunity for growth in the data center market.

Solar Tracker and Software Solutions.   Nextracker is the leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and ground-mounted distributed generation solar projects around the world. Nextracker's products enable solar panels in utility-scale power plants to follow the sun's movement across the sky and optimize plant performance. By optimizing and increasing energy production and reducing costs, Nextracker's tracker products and software solutions offer significant return on investment ("ROI"). Single axis solar trackers generate up to 25% more energy than projects that use fixed-tilt systems that do not track the sun. Nextracker has developed an intelligent independent row tracking system with proprietary technology that we believe produces more energy, lowers operating costs, and is easier to deploy compared to other tracker products. Nextracker's tightly-integrated software solutions use advanced algorithms and artificial intelligence technologies to optimize the performance and capabilities of its tracker products.

Global Services and Solutions.   By delivering value-added fulfillment, logistics, repair, refurbishment, recycling services and circular economy solutions, Flex Global Services and Solutions empowers customers to find the optimal route to market, deliver a seamless customer experience and build a sustainable, scalable competitive advantage. Our customers are enabled to maximize operational resiliency thanks to the breadth of our global scale, strategic insights and extensive visibility. The Company's suite of services is tailored to customers operating in the computing, consumer digital, infrastructure, industrial, mobile, automotive and healthcare industries.

Circular Economy Solutions.   We offer a suite of integrated reverse logistics, repair and refurbishment solutions that use globally consistent processes, which help increase our customers' brand loyalty by improving turnaround times and raising end-customer satisfaction levels while significantly reducing the carbon footprint for our customers. Our reverse logistics and repair solutions include returns management, exchange programs, complex repair, asset recovery, recycling and e-waste management. We provide repair expertise to multiple product lines such as consumer and midrange products, printers, smart phones, consumer medical devices, notebook personal computers, set-top boxes, game consoles and highly complex infrastructure products.

Component Services.   We provide manufacturing, customization, procurement, global logistics services and innovative supply chain solutions on a wide range of electronic components by utilizing the Flex global procurement and supply chain ecosystem to increase resiliency.

COMPETITION

The contract manufacturing services market is extremely competitive. Flex competes against numerous domestic and foreign manufacturing service providers, as well as current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures.

In recent years, we have seen an increased level of diversification by many companies in the technology, automotive and healthcare industries along with the convergence of many industries being transformed by technology advances. Digitization and increasingly complex products require highly customized solutions, in turn resulting in significant changes to the overall manufacturing and supply chain landscape.

We believe the principal competitive factors in the contract manufacturing services market are quality and range of services; design and technological capabilities; cost; location of sites; sustainability; and responsiveness and flexibility. We believe we are extremely competitive with regard to all of these factors.

We also compete in the solar industry with Nextracker's specialized tracker solutions and we believe the principal factors that drive competition in this market include established track record of product performance; system energy yield; software capabilities; product features; total cost of ownership and return on investment; reliability; customer support; product warranty terms; services; supply chain and logistics capabilities; and vendor financial strength and stability. We believe Nextracker is extremely competitive with regard to all of these factors.

COMPETITIVE STRENGTHS

We continuously enhance our business through the development and expansion of our product and service offerings. We strive to maintain the efficiency and flexibility of the organization, with repeatable execution that adapts to macro-economic changes to provide clear value to customers, while increasing their competitiveness. We have a focused strategy on delivering value to customers through manufacturing technology, a trusted supply chain, a broad array of services, and domain expertise.

Global Scale and Regional Strength. We believe our global scale and regional capabilities are a significant competitive advantage, as customers increasingly require a broad range of manufacturing and supply chain services and solutions globally. Increasingly, customers are exploring transitioning to regional-based supply chains to enhance resiliency, take advantage of time to market and specific customization required to win in those markets. Our global expertise, footprint and diverse supply chain network provide customers with the ability to quickly adjust to changing regional, trade and manufacturing dynamics. We have a very balanced global manufacturing footprint with 38% of net sales in North America, 22% in China, 20% in Europe, the Middle East and Africa ("EMEA"), and 20% in other areas for the fiscal year ended March 31, 2023 (with net sales attributable to the country in which the product is manufactured, or service is provided).

Trusted Resilient Supply Chain. We offer one of the most trusted and resilient global supply chain services through a combination of digital supply chain capabilities, deep expertise, real time visibility and analytics, and collaborative supplier relationships to help customers navigate complex, global supply chains.

Long-Standing, Diverse Customer Relationships. We believe our long-term relationships with key customers are the result of our track record of meeting commitments and delivering value that increases customers' competitiveness. We serve a wide range of customers across six reporting units within the FAS and FRS segments in addition to our Nextracker business. No customer accounts for more than 10% of our annual revenue and the ten largest accounted for 34% of the Company's net sales in fiscal year 2023. We believe we are well-positioned to grow faster than the industry average.

Cross-Industry Synergies. One of our competitive strengths is our ability to leverage technology from one industry and apply it to a different application within another industry. Examples include hyperscale datacenters, electrification and next generation mobility, human machine interface, and internet of things ("IoT"). These cross-industry synergies give our customers access to technology they would not otherwise have.

Industrial Parks; Cost-Efficient Manufacturing Services. We have developed self-contained industrial parks that co-locate manufacturing and logistics operations with our suppliers in various cost-efficient locations. These sites enhance supply chain management efficiency, while providing multi-technology solution value for customers.

Innovative and Reliable Tracker Solutions. Nextracker's solar trackers provide high levels of performance and operability and improve over time through software enhancements when coupled with our software solutions. The benefits of Nextracker's solutions include increased energy yield performance, superior constructability, reliability, ease of maintenance, and advanced software and sensor capabilities.

HUMAN CAPITAL MANAGEMENT

Culture underlies our stakeholder experience. Our values are intended to reflect and guide our behaviors and shape our culture. We endeavor for our values-driven culture to align us as we pursue our purpose, uphold our mission, live our values, advance toward our vision, and activate our strategy.

In support of cultivating an inclusive, high-performing culture with our workforce, we continued to proliferate our Ways of Working, four specific behaviors that bring our values to life through actions, provide a framework for how we make decisions, and support ongoing progress on our Flex Forward strategy. The purpose of these behaviors is to enable us to put our culture into practice and provide an accountability system through training and development as well as performance management systems to ensure our desired behaviors become a part of our everyday working norms. In 2022, we refreshed our leadership competencies to provide a common language and framework for our people leaders throughout the organization as it relates to leadership expectations, behaviors and skills necessary to lead the business and our people. Building on our vision, mission, values, and Ways of Working, we use this framework to assess, hire, train, and nurture our talent to develop the skills necessary for our ongoing success.

How we live our values defines our culture:

- We support each other as we strive to find a better way.

- We move fast with discipline and purpose.

- We do the right thing always.

We bring our values to life through four behaviors:

1. Respect and value others.

2. Collaborate and share openly.

3. Learn and adapt.

4. Honor commitments.

Our leadership competency framework includes three key elements of leadership to help leaders guide and develop our teams and execute on our strategy:

- People: Building and developing our people.

- Strategy: Defining and driving our strategy.

- Results: Executing and delivering results.

We believe that the performance of our Company is impacted by our human capital management, and as a result we consistently work to attract, select, develop, engage and retain strong, diverse talent. Our policies, philosophy and strategies support the inclusion of all people in our working environment. Further, we are committed to respecting the human rights of our employees and improving their quality of life.

The Company's vision, mission, purpose, and value statements aim to cultivate an inclusive, high-performing culture where employees are empowered and given opportunities to reach their full potential. We are committed to providing a positive and safe workplace for Flex employees, respecting their dignity, creating an inclusive environment, and ensuring access to opportunity. We recognize that we have an opportunity to promote and support a culture of inclusion and diversity, wellness, and health and safety among our employees. This year, we continued our culture initiative to create common language, expectations and behaviors through rollouts of training on our Ways of Working to all sites globally. We supported our leaders globally through quarterly training and team discussions to continue to build an understanding of not only our Ways of Working but also important new leadership expectations and inclusion practices.

Employees. As of March 31, 2023, our global workforce totaled approximately 172,000 employees including our contractor workforce. In certain international locations, our employees are represented by labor unions and by work councils.

Region:	Number of Employees
Americas	69,755
Asia	68,454
Europe	33,899
Total	172,108

Well-being, Health, and Safety. Flex is committed to providing a safe and injury-free workplace. We provide programs and tools to improve physical, mental, financial, and social well-being. Our programs give access to a variety of innovative, flexible, and convenient health and wellness programs for our global employees, including on-site health centers in some of our major factories and providing 100% of employees access to emotional and mental health programs.

We promote a "zero-injury" culture through health and safety management systems, some of which are certified ISO 45001:2018, that implement a data-driven and risk-based approach in monitoring and reporting performance regularly. Some of the specific goals for which we measure our performance include increasing employee development, social and environmental management system audits, human rights policy training completion, Responsible Business Alliance ("RBA") compliance for rest day requirements and decreasing safety incident rates.

In response to the remaining effects of the COVID-19 pandemic, we continued our contingency and resiliency plans that are encompassed in our business continuity programs. We continued to enhance health and safety measures across all facilities, as our foremost focus remains the health and safety of our employees. We continuously monitored site risks and calibrated practices and protocols accordingly such as personal protective equipment, sanitization measures, temperature checks, and social distancing. These measures enabled us to continue to conduct operations throughout the pandemic and have been recognized by several governments as a role model for employee safety.

Diversity, Equity and Inclusion. Diversity, equity and inclusion are key priorities and strengths at Flex and are embedded in the fabric of our culture. Our commitment to diversity is exemplified by the composition of our Board of which three of eleven directors are female and three of eleven directors are ethnically diverse.

In 2022, we continued our progress on improving diversity, equity and inclusion through employee programs. Our employee resources groups ("ERGs") work to create a community that fosters belonging, builds cultural awareness, and develops a new generation of diverse leaders at Flex by establishing a sustainable structure with executive support that challenges bias and promotes unity. With over 15,000 members, the Company maintains ERG chapters worldwide across seven identities: Asian and Pacific Islander, Black, LatinX, LGBTQ+, People with Disabilities, Women, and Veterans. As of March 2023, our Women in Flex and Women in Tech ERGs merged to form EmpowHER, an ERG focused on developing and retaining women talent. Our ERGs help to create a sense of community, and support retention and attraction. Each ERG has an executive sponsor and is supported by senior leaders across the Company. The Company also held cultural awareness activities throughout the year to highlight specific groups including People with DiversAbilities Awareness Weeks, Black History Month, Asian Pacific Heritage Month, PRIDE Month, LatinX Heritage Month, and Women's History Month.

In partnership with McKinsey, we continued to offer leadership development opportunities through their Management Accelerator and Executive Leadership Program to 45 Asian, 42 Black and 37 LatinX employees. We also continued SheLeads, our global leadership development program for women employees, offered leadership coaching and mentoring to over 100 gender and ethnically diverse leaders, and continued to implement on-demand inclusion training offerings. We also provided self-service tools and training on diversity, equity, and inclusion practices to help employees build self-awareness, empathy and cultural competency, embrace inclusivity and improve diversity in recruiting. Furthermore, we leveraged external community partnerships with organizations such as Catalyst, the Business Roundtable, the National Society of Black Engineers ("NSBE") and Women in Electronics to amplify our impact in recruiting and retaining diverse talent.

As of March 31, 2023, women represent 44% of our global employees, and underrepresented minorities (those who identify as Black/African American, Hispanic/Latinx, Native American, Asian and Pacific Islander and/or two or more races) represent 49% of our U.S. employees. Approximately 20% of our executive team and approximately 22% of our leadership team (director level and above) are female. Approximately 22% of our executive team and approximately 32% of our U.S. leadership team (director level and above) are comprised of underrepresented minorities.

We continued efforts in support of our corporate goals to increase the number of employees and leaders from underrepresented groups and are focused on evolving strategies and programs to help improve representation and better hire, retain and promote diversity across the organization. Additionally, we remain committed to parity in pay and opportunity.

Talent Attraction, Development, and Retention. Talent attraction, development, and retention are critical to our success and core to our mission as a company. To support the advancement of our employees, we provide training and development programs and opportunities encouraging advancement from within as well as continue to fill our team with strong and experienced external talent. We leverage both formal and informal programs, including in-person, virtual, social and self-directed learning, mentoring, coaching, and external development to identify, foster, and retain top talent. Employees have access to courses through our learning and development platform, Flex Learn. In 2022, our employees completed more than five million hours of training programs.

We are also focused on completing talent and performance reviews. Our in-depth talent reviews serve to identify high potential talent to advance in roles with greater responsibility, assess learning and development needs, and establish and refresh succession plans for critical leadership roles across the enterprise. In calendar year 2022, we updated our performance ratings to allow for more differentiation and clear performance feedback and also integrated our values and Ways of Working into our performance assessment process. Our performance review process promotes transparent communication of team member performance, which we believe is a key factor in our success. The performance and the talent reviews enable ongoing assessments, reviews, and mentoring to identify career development and learning opportunities for our employees.

As a part of our efforts to improve employee experiences at Flex, we conduct the annual enterprise-wide employee engagement Flex Voice survey. Our leadership uses the results of the survey to continue developing our strengths and identify and take action on opportunities for improvement. This year 88% of employees completed the Flex Voice survey and the results reflected increased enthusiasm and engagement.

Compensation and Benefits. Our total rewards are designed to attract, motivate and retain employees. Our compensation philosophy is driven by the desire to attract and retain top talent, while ensuring that compensation aligns with our corporate financial objectives and the long-term interests of our shareholders. Our pay structures offer competitive salaries, bonuses, and equity awards in the countries where we operate.

In each of the countries where we have operations, our comprehensive benefit plans offer a locally competitive mix of some or all of the following: medical, dental and vision insurance, short and long-term disability, flexible spending accounts, various types of voluntary coverage, and other benefit programs. We routinely benchmark our salaries and benefits against market peers to ensure our total rewards package remains competitive.

Board Oversight of Human Capital Management. The Compensation and People Committee of our Board of Directors is responsible for assisting the Board in oversight of our human capital management, including among other aspects, receiving periodic updates (not less than twice annually) regarding, and overseeing any significant change to our human capital management strategy including, corporate culture, diversity and inclusion, pay and opportunity equity, social initiatives and results, talent attraction training, development and retention programs.

Additional Human Capital Management Information. Additional information regarding human capital management will be included in our proxy statement filed in connection with our 2023 Annual General Meeting and our upcoming sustainability report. The information in the sustainability report is not a part of this Annual Report on Form 10-K and is not incorporated by reference.

SUSTAINABILITY

At Flex, our sustainability journey began in 2002 with the creation of the Flex Foundation. For 20 years, sustainability has been integrated into the fabric of our company, a key area of differentiation for Flex. In 2021, we refreshed our sustainability strategy with a new framework and joined the Science Based Targets initiative, a global movement comprised of leading companies working to reach the Paris Agreement's goal of limiting global temperature rise to 1.5°C above preindustrial levels. Our sustainability framework is centered on the world, our people and our approach to business practices. Through our 2030 goals, we are committed to reducing our environmental impact, advancing a safe, inclusive and respectful work environment for our employees, investing in our communities, partnering with our customers and suppliers to help mitigate value chain emissions, and driving ESG-focused practices with transparency. In 2022, we announced our commitment to reach net zero greenhouse gas (GHG) emissions by 2040, strengthening our climate action efforts.

Our strategy and global efforts, through our sustainability programs and multi-year objectives, are aligned with the principles set forth in the 2030 Sustainable Development Goals ("SDGs"). For the last three years, we were named an Advanced member of the United Nations Global Compact ("UNGC"), the world's largest corporate sustainability initiative, showcasing our commitment to integrate sustainability throughout our company and across our entire supply chain. Our 2030 sustainability strategy includes our most ambitious goals to date and spans several environmental, social, and governance pillars. Several goals of note include cutting operational emissions in half, collaborating with customers and suppliers to reduce value chain emissions, increasing gender representation at the director-level and above, providing access to mental health and well-being services to all employees, and maintaining top quartile performance for governance and transparency. The Flex Social and Environmental framework is based upon the principles, policies, and standards prescribed by the RBA, a worldwide association of electronics companies committed to promoting an industry code of conduct to improve working and environmental, health and safety conditions, as well as other relevant international standards (e.g., ISO 14001, United Nations Guiding Principles on Business and Human Rights).

During calendar year 2022, we received several awards and accolades for our sustainability program and efforts including Manufacturing Leadership Awards and Business Intelligence Group's Sustainability Initiative of the Year. In addition, we received Cisco's Excellence in Sustainability Award for distinguishing ourselves as visionaries and collaborators in the social and environmental space.

Through the Flex Foundation, we work with nonprofits, community leaders and governments to promote inclusive and sustainable economic growth, employment, and decent work for all. We help protect the environment, support resource conservation and provide disaster relief. We accomplish this through grants, corporate and employee donations, and volunteerism. In calendar year 2022, the Flex Foundation partnered with several organizations, including the American Red Cross, Amity Foundation, and the Hispanic Foundation of Silicon Valley, among others, and provided nearly $771 thousand in grant support to 38 local projects in 16 countries, four regional projects to support well-known organizations, including Give2Asia and Save the Children, and several NGOs that support minorities and the environment, globally.

Flex is committed to transparency in sustainability reporting. The Company has adhered to the Global Reporting Initiative since 2013 and has published an annual sustainability report each year since 2016. In 2022, we maintained our AA rating from Morgan Stanley Capital International ("MSCI"), and strong marks from CDP (formally known as Carbon Disclosure Project) for water security and climate change, receiving an A and A- respectively. The Company also aligned its sustainability report to the Sustainability Accounting Standards Board framework. In addition, the Company produced its first Task force on Climate-related Financial Disclosures (TCFD) report in 2022.

More detailed information can be found in the Flex annual sustainability report located at https://flex.com/company/our-sustainability. The information in the sustainability report and on our sustainability webpage is not a part of this Annual Report on Form 10-K and is not incorporated by reference.

ENVIRONMENTAL RISKS AND CLIMATE CHANGE

Our operations, including past and present business operations as well as past and present ownership of real property, are subject to extensive and changing federal, state, local and international environmental, health and safety laws and regulations, concerning, among other things, the health and safety of our employees, the generation, use, storage, transportation, discharge and disposal of certain materials (including chemicals and hazardous materials) used in or derived from our operations, emissions or discharge of substances including pollutants into the air and water, and the investigation and remediation of contaminated sites. We have implemented processes and procedures aimed to ensure that our operations comply with all applicable environmental regulations.

We also comply with an increasing number of regulations concerning product safety and stewardship, packaging and labeling as well as product environmental compliance regulations focused on the restriction of certain hazardous substances, including:

- Restrictions on Hazardous Substances ("RoHS") 2011/65/EU

- Waste Electrical and Electronic Equipment ("WEEE") 2012/19/EU directives

- The regulation EC 1907/2006 EU Directive REACH ("Registration, Evaluation, Authorization, and Restriction of Chemicals")

- China's RoHS entitled, Management Methods Caused by Controlling Pollution for Electronic Information Products ("EIPs")

Moreover, climate change and other ESG-related laws, regulations, treaties, and similar initiatives and programs are being adopted and implemented throughout the world, many of which we will be required to comply with. As described above, we are committed to maintaining compliance with ESG-related laws applicable to our operations, products, and services.

We do not believe that costs of compliance with these environmental laws and regulations will have a material adverse effect on our capital expenditures, operating results, or competitive position. In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third-party sites. We engage environmental consulting firms to assist us in the evaluation of environmental liabilities associated with our ongoing operations, historical disposal activities, and closed sites in order to establish appropriate accruals in our financial statements. We determine the amount of our accruals for environmental matters by analyzing and estimating the probability of occurrence and the reasonable possibility of incurring costs in light of information currently available.

Compliance with environmental laws and regulations, including those concerning climate change and other ESG-related matters, requires continuing management efforts by the Company. The imposition of more stringent standards or requirements under these laws or regulations, the results of future testing and analysis undertaken by us at our operating facilities, or a determination that we are potentially responsible for the release of hazardous substances at other sites could result in expenditures in excess of amounts currently estimated to be required for such matters. Additionally, we could be required to alter our operations in order to comply with any new standards or requirements under environmental laws or regulations. There can be no assurance that additional environmental matters will not arise in the future or that costs will not be incurred with respect to sites as to which no issue is currently known.

Our business requires close collaboration with our customers and suppliers to mitigate risks of non-compliance with these laws and regulations. We have developed rigorous compliance programs designed to meet the needs and specifications of our customers as well as applicable regulations. These programs vary from collecting compliance or material data from our Flex controlled or managed suppliers to full laboratory testing. We include compliance requirements in our standard supplier contracts. Non-compliance could result in significant costs and/or penalties.

RoHS and other similar legislation ban or restrict the use of lead, mercury and certain other specified substances in electronics products and WEEE requires European Union ("EU") importers and/or producers to assume responsibility for the collection, recycling and management of waste electronic products and components. In the case of WEEE, although the compliance responsibility rests primarily with the EU importers and/or producers rather than with electronic manufacturing services ("EMS") companies, original equipment manufacturers ("OEM") may turn to EMS companies for assistance in meeting their WEEE obligations. Flex continues to monitor developments related to product environmental compliance and is working with our customers and other technical organizations to anticipate and minimize impacts to our operations.

Refer to the discussion in "Risk Factors" for further details of the legal and regulatory initiatives related to environmental matters including climate change that could adversely affect our business, results of operations and financial condition.

INTELLECTUAL PROPERTY

We own or license various United States and foreign patents relating to a variety of technologies. For certain of our proprietary processes, inventions, and works of authorship, we rely on trade secret or copyright protection. We also maintain trademark rights (including registrations) for our corporate name and several other trademarks and service marks that we use in our business in the United States and other countries throughout the world. We have implemented appropriate policies and procedures (including both technological means and training programs for our employees) to identify and protect our intellectual property, as well as that of our customers and suppliers. As of March 31, 2023, and 2022, the carrying value of our intellectual property was not material.

Although we believe that our intellectual property assets and licenses are sufficient for the operation of our business as we currently conduct it, from time to time third parties assert patent infringement claims against us or our customers. In addition, we provide design and engineering services to our customers and also design and make our own products. As a consequence of these activities, our customers are sometimes requiring us to take responsibility for intellectual property to a greater extent than in our manufacturing and assembly businesses. If and when third parties make assertions regarding the ownership or right to use intellectual property, we could be required to either enter into licensing arrangements or to resolve the issue through litigation. Such license rights might not be available to us on commercially acceptable terms, if at all, and any such litigation might not be resolved in our favor. Additionally, litigation could be lengthy and costly and could materially harm our financial condition regardless of the outcome. We also could be required to incur substantial costs to redesign a product or re-perform design services. See "Risk Factors - *The success of certain of our activities depends on our ability to protect our intellectual property rights; claims of infringement or misuse of intellectual property and/or breach of license agreement provisions against our customers or us could harm our business.*"

ADDITIONAL INFORMATION

Our Internet address is https://www.flex.com. We make available, free of charge, through our Internet website the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). Information contained on or connected to our website is not incorporated by reference into, and does not form a part of, this Annual Report on Form 10-K or any of our other filings with the SEC.

We were incorporated in the Republic of Singapore in May 1990. Our principal corporate office is located at 2 Changi South Lane, Singapore 486123. Our U.S. corporate headquarters is located at 12455 Research Boulevard, Austin, TX 78759.

ITEM 1A.   *RISK FACTORS*

Summary of Risk Factors

These statements reflect management's current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to:

- Weak global economic conditions, including inflationary pressures, currency volatility, slower growth or recession, higher interest rates, geopolitical uncertainty (including the ongoing conflict between Russia and Ukraine) and instability in financial markets may adversely affect our business, results of operations, financial condition, and access to capital markets.

- We depend on industries that continually produce technologically advanced products with short product lifecycles and our business would be adversely affected if our customers' products are not successful or if our customers lose market share.

- Our customers may cancel their orders, change production quantities or locations, or delay production, and our current and potential customers may decide to manufacture some or all of their products internally, which could harm our business.

- Our industry is extremely competitive; if we are not able to continue to provide competitive products and services, we may lose business.

- A significant percentage of our sales comes from a small number of customers and a decline in sales to any of these customers could adversely affect our business.

- We have been and continue to be adversely affected by supply chain issues, including shortages of required electronic components, fluctuations in the pricing or availability of raw materials, and logistical constraints.

- We conduct operations in a number of countries and are subject to the risks inherent in international operations.

- Our components business is dependent on our ability to quickly launch world-class component products, and our investment in the development of our component capabilities, together with the start-up and integration costs necessary to achieve quick launches of world-class component products, has in the past, and may in the future, adversely affect our margins and profitability.

- Our exposure to financially troubled customers or suppliers may adversely affect our financial results.

- Our margins and profitability have in the past been, and may in the future be, adversely affected due to substantial investments, start-up and production ramp costs in our design services.

- If we do not effectively manage changes in our operations, our business may be harmed; we have taken substantial restructuring charges in the past and we may need to take material restructuring charges in the future.

- A breach of our IT or physical security systems, or violation of data privacy laws, may cause us to incur significant legal and financial exposure and disrupt our operations.

- We are subject to the risk of increased income taxes.

- We are subject to risks relating to litigation and regulatory investigations and proceedings, which may have a material adverse effect on our business.

- We are subject to risks associated with changes in laws, regulations or policies that may adversely impact our business, including environmental protection laws and regulations, including those related to climate change.

- Our strategic relationships with major customers create risks.

- We may not achieve some or all of the intended or anticipated benefits of Nextracker being a separate, publicly-traded company, which could negatively impact our business, financial condition and results of operations.

- The success of certain of our activities depends on our ability to protect our intellectual property rights; claims of infringement or misuse of intellectual property and/or breach of license agreement provisions against our customers or us could harm our business.

- We may not meet regulatory quality standards applicable to our manufacturing and quality processes for medical devices, which could have an adverse effect on our business, financial condition or results of operations.

- We are subject to physical and operational risks from natural disasters, severe weather events, and climate change.

- If our products or components contain defects, demand for our services may decline, our reputation may be damaged, and we may be exposed to product liability and product warranty liability.

- The COVID-19 pandemic has had, and may in the future again have, a material adverse effect on our business, results of operations and financial condition.

Business and Operational Risks

Our customers may cancel their orders, change production quantities or locations, or delay production, any of which could harm our business; the short-term nature of our customers' commitments and rapid changes in demand have in the past caused, and may in the future, cause supply chain and other issues which could adversely affect our operating results.

Cancellations, reductions, or delays by a significant customer or by a group of customers have harmed, and may in the future harm, our results of operations by reducing the volumes of products we manufacture and deliver for those customers, by causing a delay in the repayment of our expenditures for inventory in preparation for customer orders and/or our possession of excess or obsolete inventory that we may not be able to sell to customers or third parties which may result in an impairment loss for inventory, and by lowering our asset utilization and overhead absorption resulting in lower gross margins and earnings.

As a provider of design and manufacturing services and components for electronics, we must provide increasingly rapid product turnaround times for our customers. We generally do not obtain firm, long-term purchase commitments from our customers, and we often experience reduced lead times in customer orders which may be less than the lead time we require to procure necessary components and materials.

Many factors outside of our control impact our customers and their ordering behavior, including recession in end markets, changing technology and industry standards, commercial acceptance for products, product obsolescence, and loss of business. The short-term nature of our customers' commitments and the rapid changes in demand for their products reduces our ability to accurately estimate the future requirements of our customers. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. In that regard, we must make significant decisions, including determining the levels of business that we will seek and accept, setting production schedules and locations, making component procurement commitments, and allocating personnel and other resources based on our estimates of our customers' requirements. We cannot assure you that present or future customers will not significantly change, reduce, cancel or delay their orders.

On occasion, customers require rapid increases in production or require that manufacturing of their products be transitioned from one facility to another to reduce costs or achieve other objectives. These demands may stress our resources, cause supply chain management issues, and reduce our margins. We may not have sufficient capacity at any given time to meet our customers' demands, and transfers from one facility to another can result in inefficiencies and costs due to excess capacity in one facility and corresponding capacity constraints at another. Many of our costs and operating expenses are relatively fixed, and thus customer order fluctuations, deferrals, and transfers of demand from one facility to another, as described above, have had a material adverse effect on our operating results in the past and we may experience such effects in the future.

A significant percentage of our sales come from a small number of customers and a decline in sales to any of these customers could adversely affect our business.

Sales to our ten largest customers represent a significant percentage of our net sales. Our ten largest customers accounted for approximately 34%, 34% and 36% of net sales in fiscal years 2023, 2022 and 2021, respectively. No customer accounted for more than 10% of net sales in fiscal year 2023, 2022 and 2021. Our principal customers have varied from year to year. These customers may experience dramatic declines in their market shares or competitive position, due to economic or other forces, that may cause them to reduce their purchases from us or, in some cases, result in the termination of their relationship with us. Significant reductions in sales to any of these customers, or the loss of major customers, would materially harm our business. If we are not able to replace expired, canceled or reduced contracts with new business in a timely manner, our revenues and profitability could be harmed. Additionally, mergers, acquisitions, consolidations or other significant transactions involving our key customers generally entail risks to our business. If a significant transaction involving any of our key customers results in the loss of or reduction in purchases by any of our largest customers, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

Supply chain disruptions, manufacturing interruptions or delays, or the failure to accurately forecast customer demand, have in the past affected, and may in the future, affect our ability to meet customer demand, lead to higher costs, or result in excess or obsolete inventory. We have been and continue to be adversely affected by supply chain issues, including shortages of required electronic components.

From time to time, we have experienced shortages of some of the components, including electronic components, that we use. These shortages can result from strong demand for those components or from problems experienced by suppliers, such as shortages of raw materials. We have also experienced, and continue to experience, such shortages due to the effects of the COVID-19 pandemic. Most recently, we have experienced shortages of semiconductor components which have impacted our business. These component shortages have and will continue to result in curtailed production or delays in production, which prevent us from making scheduled shipments to customers. Inflationary pressures have increased and may continue to increase pricing of components. Our failure or inability to accurately forecast demand and volatility in the availability of materials, equipment, components, and services, including rising prices due to inflation or scarcity of availability, have in the past adversely impacted, and may in the future, adversely impact our business and results of operations.

Our inability to make scheduled shipments has caused and will continue to cause us to experience a reduction in sales, increase in inventory levels and costs, and could adversely affect relationships with existing and prospective customers. Component shortages have in the past, and may in the future also increase our cost of goods sold because we may be required to pay higher prices for components in short supply and redesign or reconfigure products to accommodate substitute components. As a result, component shortages have adversely affected, and will continue to adversely affect, our operating results. Our customers also may experience component shortages which may adversely affect customer demand for our products and services. Our end markets have been and continue to be impacted by logistical constraints, as well as driver shortages and increased freight and logistics costs around the world.

In addition, if a component shortage is threatened or anticipated, we may purchase such components early to avoid a delay or interruption in our operations. Purchasing components early has in the past caused, and may in the future, cause us to incur additional inventory carrying costs and cause us to experience inventory obsolescence, both of which may not be recoverable from our customers and adversely affect our gross profit margins and results of operations.

Our supply chain has been and may continue to be impacted by the COVID-19 pandemic, and may be impacted by other events outside our control, including macro-economic events, trade restrictions, political crises, social unrest, terrorism, and conflicts (including the Russian invasion of Ukraine), other public health emergencies, or natural or environmental occurrences in locations where we or our customers and suppliers have manufacturing, research, engineering and other operations.

Our business has in the past been, and may in the future be, adversely affected by delays and increased costs resulting from issues that our common carriers deal with in transporting our materials, our products, or both.

Given the complexity of our supply chain and our geographically dispersed operations, we depend on a variety of common carriers to transport our materials from our suppliers to us, and to transport our products from us to our customers. Problems suffered by any of these common carriers, whether due to geopolitical issues, the COVID-19 pandemic, a natural disaster, labor problems, increased energy prices, criminal activity or some other issue, have in the past resulted, and may in the future result in shipping delays, increased costs, or other supply chain disruptions, and therefore have in the past had, and may in the future have. a material adverse effect on our operations. The effects of climate change, including extreme weather events, long-term changes in temperature levels and water availability may exacerbate these risks.

Our components business is dependent on our ability to quickly launch world-class component products, and our investment in the development of our component capabilities, together with start-up and integration costs, has in the past adversely affected, and may in the future adversely affect, our margins and profitability.

Our components business, which includes power supply manufacturing, is part of our strategy to improve our competitive position and to grow our future margins, profitability and shareholder returns by expanding our capabilities. The success of our components business is dependent on our ability to design and introduce world-class components that have performance characteristics which are suitable for a broad market and that offer significant price and/or performance advantages over competitive products.

To create these world class components offerings, we must continue to make substantial investments in the development of our components capabilities, in resources such as research and development, technology licensing, test and tooling equipment, facility expansions, and personnel requirements. We may not be able to achieve or maintain market acceptance for any of our components offerings in any of our current or target markets. The success of our components business will also depend upon the level of market acceptance of our customers' end products, which incorporate our components, and over which we have no control.

Our margins and profitability have in the past been, and may in the future be, adversely affected due to substantial investments, start-up and production ramp costs in our design services.

As part of our strategy to enhance our end-to-end service offerings, we continue to expand our design and engineering capabilities. Providing these services can expose us to different or greater potential risks than those we face when providing our manufacturing services.

Although we enter into contracts with our design services customers, we often design and develop products for these customers prior to receiving a purchase order or other firm commitment from them. We are required to make substantial investments in the resources necessary to design and develop these products, and no revenue may be generated from these efforts if our customers do not approve the designs in a timely manner or at all. In addition, we may make investments in designing products and not be able to design viable manufacturable products, in which cases we may not be able to recover our investments. Even if we are successful in designing manufacturable products and our customers accept our designs, if our customers do not then purchase anticipated levels of products, we may not realize any profits. Our design activities often require that we purchase inventory for initial production runs before we have a purchase commitment from a customer. Even after we have a contract with a customer with respect to a product, these contracts sometimes allow the customer to delay or cancel deliveries and may not obligate the customer to any particular volume of purchases. These contracts can generally be terminated on short notice. In addition, some of the products we design and develop must satisfy safety and regulatory standards and some must receive government certifications. If we fail to obtain these approvals or certifications on a timely basis, we would be unable to sell these products, which would harm our sales, profitability and reputation.

Our design services offerings require significant investments in research and development, technology licensing, test and tooling equipment, patent applications, facility building and expansion, and recruitment. We may not be able to achieve a high enough level of sales for this business to be profitable. The costs of investing in the resources necessary to expand our design and engineering capabilities, and in particular to support our design services offerings, have historically adversely affected our profitability, and may continue to do so as we continue to make investments to grow these capabilities.

In addition, we often agree to certain product price limitations and cost reduction targets in connection with these services. Inflationary and other increases in the costs of the raw materials and labor required to produce the products have occurred and may recur from time to time. Also, the production ramps for these programs are typically significant and negatively impact our margin in early stages as the manufacturing volumes are lower and result in inefficiencies and unabsorbed manufacturing overhead costs. We may not be able to reduce costs, incorporate changes in costs into the selling prices of our products, or increase operating efficiencies as we ramp production of our products, which would adversely affect our margins and our results of operations.

If we do not effectively manage changes in our operations, our business may be harmed; we have taken substantial restructuring charges in the past and we may need to take material restructuring charges in the future.

The expansion of our business, as well as business contractions and other changes in our customers' requirements, including as a result of COVID-19, have in the past, and may in the future, require that we adjust our business and cost structures by incurring restructuring charges. Restructuring activities involve reductions in our workforce at some locations and closure of certain facilities. All of these changes have in the past placed, and may in the future place, considerable strain on our financial and management control systems and resources, including decision support, accounting management, information systems and facilities. If we do not properly manage or maintain adequate financial and management controls, including internal controls over financial reporting, reporting systems and procedures to manage our employees, our business could be harmed.

In recent years, including fiscal years 2023, 2022, and 2021, we initiated targeted restructuring activities focused on optimizing our portfolio, in particular customers and products in our consumer devices business, optimizing our cost structure in lower growth areas and, more importantly, streamlining certain corporate and segment functions. Restructuring charges are recorded based upon employee termination dates, site closure and consolidation plans generally in conjunction with an overall corporate initiative to drive cost reduction and realign the Company's global footprint.

We may be required to take additional charges in the future to align our operations and cost structures with global economic conditions, market demands, cost competitiveness, and our geographic footprint as it relates to our customers' production requirements. We may consolidate certain manufacturing facilities or transfer certain of our operations to other geographies. If we are required to take additional restructuring charges in the future, our operating results, financial condition, and cash flows could be adversely impacted. Additionally, there are other potential risks associated with our restructurings that could adversely affect us, such as delays encountered with the finalization and implementation of the restructuring activities, work stoppages, and the failure to achieve targeted cost savings.

A breach of our IT or physical security systems, or violation of data privacy laws, may cause us to incur significant legal and financial exposure.

We rely on our information systems, some of which are managed by third parties, to process, transmit and store electronic information (including sensitive data such as confidential business information and personally identifiable information relating to employees, customers, and other business partners), and to manage or support a variety of critical business processes and activities including financial reporting, inventory management, procurement, invoicing, and electronic communications. With increased work-from-home arrangements, we are increasingly dependent upon our information systems to operate our business and our ability to effectively manage our business depends on the security, reliability and adequacy of our information systems. We may be adversely affected if our information systems break down, fail, or are no longer supported. In addition, we continue to invest in and implement modifications and upgrades to our information systems, which may be complex and require significant management oversight, and subject us to inherent costs and associated risks including disruption of operations and loss of information.

We regularly face attempts by sophisticated and malicious actors to gain unauthorized access to our information systems, including those using techniques that change frequently or may be disguised or difficult to detect and remain dormant until a triggering event or that may continue undetected for an extended period of time. They may attempt to gain access to our networks, data centers or cloud resources - including those managed by third parties - or those of our customers, vendors or end users; steal proprietary information related to our business, products, employees, and customers; or interrupt our systems, operations or services or those of our customers or others. We believe such attempts are increasing in number and in technical sophistication, which, if we are subject to, could have material adverse effects. Due to the political uncertainty and military actions involving Russia, Ukraine and surrounding regions, we and the third parties upon which we rely may be vulnerable to a currently heightened risk of information technology breaches, computer malware, ransomware or other cyber attacks, including attacks that could materially disrupt our systems and operations, supply chain and ability to produce, sell and distribute our products.

In some instances, we, our customers, and the users of our products and services might be unaware of an incident or its magnitude and effects. We have implemented security systems with the intent of maintaining and protecting the physical security of our facilities and inventory and protecting our customers' and our suppliers' confidential information. We seek to detect and investigate all unauthorized attempts and attacks against our network, products, and services, and to prevent their recurrence where practicable through changes to our internal processes and tools. There can be no assurance, however, that our security measures will be sufficient to prevent a material breach or compromise in the future.

We are subject to, and at times have suffered from, breach or attempted breach of our security systems which have in the past and may in the future result in unauthorized access to our facilities and/or unauthorized acquisition, use or theft of the inventory or information we are trying to protect. If unauthorized parties gain physical access to our operations or inventory or if they gain electronic access to our information systems or if such operations, information or inventory is used in an unauthorized manner, misdirected, or lost or stolen during transmission or transport, any theft or misuse of such operations, information or inventory could result in, among other things, unfavorable publicity, loss of competitive advantage, governmental inquiry and oversight, difficulty in marketing our services, increased security and compliance costs, higher insurance premiums, allegations by our customers that we have not performed our contractual obligations, litigation by affected parties including our customers and possible financial obligations for damages related to the theft or misuse of such information or inventory, any of which could have a material adverse effect on our profitability and cash flow. Further, third parties, such as cloud or hosted solution providers, could be a source of risk in the event of a failure of their own systems and infrastructure or could experience their own privacy or security event which could create risks similar to those described above. These risks are likely to be elevated in times of geopolitical instability and escalated tensions between countries. Moreover, we may be required to invest significant additional resources to comply with evolving cybersecurity regulations and to modify and enhance our information systems, information security and controls, and to investigate and remediate any security vulnerabilities.

In addition, data privacy laws and regulations, including the European Union General Data Protection Regulation ("GDPR"), the UK GDPR, the EU ePrivacy Directive, Singapore's Personal Data Protection Act, China's Personal Information Protection Law ("PIPL"), and other privacy and data security laws throughout the Asia Pacific region and across the globe pose increasingly complex compliance challenges, which may increase compliance costs, and any failure to comply with data privacy laws and regulations could result in significant penalties. Additionally, many U.S. states including California, Colorado, Connecticut, Utah and Virginia have recently enacted legislation and associated regulations, and it is anticipated that many more states will enact similar legislation and/or release additional regulations which, if passed, may have conflicting requirements that would make compliance challenging. The California Consumer Privacy Act ("CCPA") became effective January 1, 2020 and was further amended by the California Privacy Rights Act ("CPRA"), which became effective on January 1, 2023. The CCPA and CPRA, among other requirements, require covered companies to provide new rights and disclosures to California consumers, and allow such consumers abilities to opt-out of certain sales of personal information and other activities, and creates a new regulatory enforcement body. These recent and potential additional regulations and avenues for enforcement could result in, among other things, government inquiries, which could result in significant penalties. Additionally, new privacy laws and regulations are under development at the U.S. Federal and state level and many international jurisdictions.

The effects of the GDPR, the PIPL, the CPRA and other state laws and other data privacy laws and regulations, including the many international privacy laws, may be significant, and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Any actual or perceived failures to comply with these laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, whether by us, one of our third-party service providers or vendors or another third party, could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for contract breach, and other significant costs, penalties, and other liabilities, as well as harm to our reputation and market position. The GDPR, the PIPL, U.S. state laws and other laws and self-regulatory codes may affect our ability to reach current and prospective customers, to understand how our solutions and services are being used, to respond to customer requests allowed under the laws, and to implement our business strategy effectively. These laws and regulations could similarly affect our customers.

Our strategic relationships with major customers create risks.

In the past, we have completed numerous strategic transactions with customers. Under these arrangements, we generally acquire inventory, equipment and other assets from the customers, and lease or acquire their manufacturing facilities, while simultaneously entering into multi-year manufacturing and supply agreements for the production of their products. We may pursue these customer divestiture transactions in the future. These arrangements entered into with divesting customers typically involve many risks, including the following:

- we may need to pay a purchase price to the divesting customers that exceeds the value we ultimately may realize from the future business of the customer;

- the integration of the acquired assets and facilities into our business may be time-consuming and costly, including the incurrence of restructuring charges;

- we, rather than the divesting customer, bear the risk of excess capacity at the facility;

- we may not achieve anticipated cost reductions and efficiencies at the facility;

- we may be unable to meet the expectations of the customer as to volume, product quality, timeliness and cost reductions;

- our supply agreements with the customers generally do not require any minimum volumes of purchase by the customers, and the actual volume of purchases may be less than anticipated; and

- if demand for the customers' products declines, the customer may reduce its volume of purchases, and we may not be able to sufficiently reduce the expenses of operating the facility or use the facility to provide services to other customers.

As a result of these and other risks, we have been, and in the future may be, unable to achieve anticipated levels of profitability under these arrangements. In addition, these strategic arrangements have not, and in the future may not, result in any material revenues or contribute positively to our earnings per share.

We may encounter difficulties with acquisitions and divestitures, which could harm our business.

We have completed numerous acquisitions of businesses, including the recent acquisition of Anord Mardix, and we may acquire additional businesses in the future. Any future acquisitions may require additional equity financing, which could be dilutive to our existing shareholders, or additional debt financing, which could increase our leverage and potentially affect our credit ratings. Any downgrades in our credit ratings associated with an acquisition could adversely affect our ability to borrow by resulting in more restrictive borrowing terms. As a result of the foregoing, we also may not be able to complete acquisitions or strategic customer transactions in the future to the same extent as in the past, or at all.

To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by geographic distances. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business. In addition, the integration of acquired businesses may require that we incur significant restructuring charges.

In addition, acquisitions involve numerous risks and challenges, including:

- diversion of management's attention from the normal operation of our business;

- potential loss of key employees and customers of the acquired companies;

- difficulties managing and integrating operations in geographically dispersed locations;

- the potential for deficiencies in internal controls at acquired companies;

- increases in our expenses and working capital requirements, which reduce our return on invested capital;

- lack of experience operating in the geographic market or industry sector of the acquired business;

- cybersecurity and compliance related issues;

- initial dependence on unfamiliar supply chain or relatively small supply chain partners; and

- exposure to unanticipated liabilities of acquired companies.

In addition, divestitures involve significant risks, including without limitation, difficulty finding financially sufficient buyers or selling on acceptable terms in a timely manner, and the agreed-upon terms could be renegotiated due to changes in business or market conditions. Divestitures could adversely affect our profitability and, under certain circumstances, require us to record impairment charges or a loss as a result of the transaction. In addition, completing divestitures requires expenses and management attention and could leave us with certain continuing liabilities.

These and other factors have harmed, and in the future could harm, our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition or divestiture, and could adversely affect our business and operating results.

We may not achieve some or all of the intended or anticipated benefits of Nextracker being a separate, publicly-traded company, which could negatively impact our business, financial condition and results of operations.

On February 13, 2023, Nextracker completed its IPO and, as of the closing, the Company beneficially owned 61.4% of the total outstanding shares of Nextracker's capital stock. We may not be able to achieve all of the intended or anticipated strategic and financial benefits expected as a result of the IPO and Nextracker being a separate, publicly-traded company, or such benefits may be delayed, or not occur at all. These intended and anticipated benefits include the following:

- Allows investors to separately evaluate the merits, performance and future prospects of each company's respective businesses and to invest in each company separately based on their distinct characteristics.

- Allows us and Nextracker to more effectively pursue our respective distinct operating priorities and strategies and enable management of both companies to focus on unique opportunities for long-term growth and profitability. Our and Nextracker's separate management teams will also be able to focus on executing the companies' differing strategic plans without diverting attention from the other businesses.

- Permits each company to concentrate its financial resources solely on its own operations without having to compete with each other for investment capital, providing each company with greater flexibility to invest capital in its businesses in a time and manner appropriate for its distinct strategy and business needs.

- Creates an independent equity structure that will afford Nextracker direct access to the capital markets and facilitate its ability to capitalize on its unique growth opportunities.

If we fail to achieve some or all of the benefits expected to result from the IPO and Nextracker being a separate, publicly-traded company, or if such benefits are delayed, our businesses, operating results and financial condition could be materially and adversely affected. The actions required to separate our and Nextracker's respective businesses may divert the attention of our management and employees from other aspects of our business operations and could adversely affect the business, financial condition, results of operations and cash flows of us and our Nextracker business. Further, the Nextracker business will be subject to additional costs as a result of being a separate, publicly-traded company. The consummation of the IPO also resulted in a dilution of our economic interest in the Nextracker business and, as a result, we will only benefit from a portion of any profits and growth of the Nextracker business in the future, and as a result our prior historical results may not be indicative of future results. Moreover, the combined value of the two publicly-traded companies may not be equal to or greater than what the value of our ordinary shares would have been had the IPO not occurred. To the extent we pursue any other alternatives for our Nextracker business subsequent to the IPO, such as a tax-free spin-off transaction or additional follow-on offerings, we may be exposed to various risks similar to those described above. In addition, we may receive opinions from outside tax counsel as to the tax implications of the IPO or any such future transactions which rely on certain facts, assumptions, representations and undertakings regarding past and future conduct of both us and Nextracker, and which, if incorrect, incomplete, inaccurate or not satisfied, could result in significant tax liabilities to us and our shareholders.

We have overlapping directors with Nextracker, which may lead to conflicting interests or the appearance of conflicting interests.

Several of our directors and officers also serve as directors of Nextracker. Our officers and members of our Board of Directors have fiduciary duties to our shareholders. Likewise, any such persons who serve as directors of Nextracker have fiduciary duties to Nextracker's stockholders. Therefore, such persons may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting us and Nextracker. The appearance of conflicts of interest created by such overlapping relationships also could impair the confidence of our investors.

Our operating results may fluctuate significantly due to seasonal demand.

Two of our significant end markets are the lifestyle market and the consumer devices market. These markets exhibit particular strength generally in the two quarters leading up to the end of the calendar year in connection with the holiday season. As a result, we have historically experienced stronger revenues in our second and third fiscal quarters as compared to our other fiscal quarters. Economic or other factors leading to diminished orders in the end of the calendar year could harm our business.

We depend on our executive officers and skilled personnel.

Our success depends to a large extent upon our ability to hire and retain a workforce with the skills necessary for our business to develop and manufacture the products desired by our customers. We need highly skilled personnel in multiple areas including, among others, engineering, manufacturing, information technology, cybersecurity, supply chain, business development, and management including our executive officers and other key employees. Generally, our employees are not bound by employment or non-competition agreements, and we cannot assure you that we will retain our executive officers and other key employees. We could be seriously harmed by the loss of any of our executive officers or other key employees. Future leadership transitions and management changes may cause uncertainty in, or a disruption to, our business, and may increase the likelihood of senior management or other employee turnover. In addition, in connection with expanding our design services offerings, we must attract and retain experienced design engineers. Our failure to recruit and retain experienced design engineers could limit the growth of our design services offerings, which could adversely affect our business. There is substantial competition in our industry for skilled employees and we may incur higher labor, recruiting and/or training costs in order to attract and retain employees with the requisite skills. We may not be successful in hiring or retaining such employees which could adversely impact our business and results of operations. Additionally, hiring, training and retaining skilled employees may be adversely impacted by global economic uncertainty and changes to office environments and workforce trends. From time to time, we face challenges that may impact employee retention, such as workforce reductions and facility consolidations and closures, and some of our most experienced employees are retirement-eligible which may adversely impact retention. To the extent that we lose experienced personnel through retirement or otherwise, it is critical for us to develop other employees, hire new qualified employees and successfully manage the transfer of critical knowledge. There also is the risk that we will be unable to achieve our diversity, equity and inclusion objectives and goals or meet the related requirements of our shareholders and other stakeholders.

Catastrophic events could have a material adverse effect on our operations and financial results.

Our operations or systems could be disrupted by natural disasters, terrorist activity, public health issues (including the COVID-19 pandemic), cybersecurity incidents, interruptions of service from utilities, political crises and conflicts (including the Russian invasion of Ukraine), transportation or telecommunications providers, or other catastrophic events. Climate change may exacerbate the frequency and intensity of natural disasters and adverse weather conditions. Such events could make it difficult or impossible to manufacture or deliver products to our customers, receive production materials from our suppliers, or perform critical functions, which could adversely affect our revenue and require significant recovery time and expenditures to resume operations. While we maintain business recovery plans that are intended to allow us to recover from natural disasters or other events that can be disruptive to our business, some of our systems are not fully redundant and we cannot be sure that our plans will fully protect us from all such disruptions.

We maintain a program of insurance coverage for a variety of property, casualty, and other risks. We place our insurance coverage with multiple carriers in numerous jurisdictions. However, one or more of our insurance providers may be unable or unwilling to pay a claim. The types and amounts of insurance we obtain vary depending on availability, cost, and decisions with respect to risk retention. The policies have deductibles and exclusions that result in us retaining a level of self-insurance. Losses not covered by insurance may be large, which could harm our results of operations and financial condition.

The COVID-19 pandemic has had, and may in the future again have, a material adverse effect on our business, results of operations and financial condition.

The COVID-19 pandemic and the measures taken to limit its spread have materially impacted our workforce and operations, the operations of our customers, and those of our respective vendors and suppliers. The impact of the pandemic on our business has included and could again in the future include:

- disruptions to or restrictions on our ability to ensure the continuous provision of our manufacturing services and solutions, including as a result of temporary closures or reductions in operational capacity of our manufacturing facilities;

- temporary closures of our direct and indirect suppliers, resulting in adverse effects to our supply chain, and other supply chain disruptions, which adversely affect our ability to procure sufficient inventory to support customer orders;

- workforce disruptions, including temporary shortages of skilled employees available to staff manufacturing facilities due to shelter-in-place orders and travel restrictions within as well as into and out of countries;

- restrictions or disruptions of transportation, such as reduced availability of air transport, port closures, and increased border controls or closures;

- increases in operational expenses and other costs related to requirements implemented to mitigate the impact of the pandemic;

- delays or limitations on the ability of our customers to perform or make timely payments; and

- reductions in short- and long-term demand for our manufacturing services and solutions, or other disruptions in technology buying patterns.

The COVID-19 pandemic also created significant macroeconomic uncertainty, volatility and disruption, which may continue to adversely affect our and our customers' and suppliers' liquidity, cost of capital and ability to access the capital markets and cause further disruptions in our supply chain and customer demand.

The extent to which the remaining effects of the COVID-19 pandemic could continue to impact our business and financial results going forward will be dependent on future developments such as its length and severity, its potential resurgence in the future including the emergence of more contagious or vaccine-resistant variants, the availability and distribution of effective treatments and vaccines, and public health measures and actions taken to contain COVID-19, and the overall impact of the remaining effects of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain uncertain and unpredictable. We cannot at this time quantify or forecast the business impact of the remaining effects of the COVID-19, and there can be no assurance that the remaining effects of the COVID-19 pandemic will not have a material and adverse effect on our business, financial results and financial condition. To the extent the remaining effects of the COVID-19 pandemic impacts our business, it increases the likelihood and potential severity of other risks described in this "Risk Factors" section.

Industry Risks

We depend on industries that continually produce technologically advanced products with short product lifecycles and our business would be adversely affected if our customers' products are not successful or if our customers lose market share.

We derive our revenue from customers in a number of end markets and factors affecting any of these industries in general or our customers in particular, could adversely impact us. These factors include:

- rapid changes in technology, evolving industry standards, and requirements for continuous improvement in products and services that result in short product lifecycles;

- demand for our customers' products may be seasonal;

- our customers may fail to successfully market their products, and our customers' products may fail to gain widespread commercial acceptance;

- our customers' products may have supply chain issues, including as a result of the COVID-19 pandemic; and

- our customers may experience dramatic market share shifts in demand which may cause them to lose market share or exit businesses.

Our industry is extremely competitive; if we are not able to continue to provide competitive services, we may lose business.

We compete with a number of different companies, depending on the type of service we provide or the location of our operations. For example, we compete with major global EMS providers, other smaller EMS companies that have a regional or product-specific focus and Original Design Manufacturers ("ODMs") with respect to some of the services that we provide. We also compete with our current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures. In the past, some of our customers moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity. Any of these developments could cause a decline in our sales, loss of market acceptance of our products or services, decreases of our profits or loss of our market share. Our industry is extremely competitive, many of our competitors have achieved substantial market share, and some may have lower cost structures or greater design, manufacturing, financial or other resources than we do. We face particular competition from Asian-based competitors, including Taiwanese ODM suppliers who compete in a variety of our end markets and have a substantial share of global information technology hardware production. If we are unable to provide comparable manufacturing services and improved products at lower cost than the other companies in our market, our net sales could decline.

Financial Risks

Our debt level may create limitations.

As of March 31, 2023, our total debt was approximately $3.8 billion. This level of indebtedness could limit our flexibility as a result of debt service requirements and restrictive covenants, and may limit our ability to access additional capital or execute our business strategy.

Our exposure to financially troubled customers or suppliers may adversely affect our financial results.

We provide manufacturing services to companies and industries that have in the past, and may in the future, experience financial difficulty. When our customers experience financial difficulty, we have difficulty recovering amounts owed to us by these customers, or demand for our products from these customers sometimes declines. Additionally, if our suppliers experience financial difficulty, we could have difficulty sourcing supplies necessary to fulfill production requirements and meet scheduled shipments. When one or more of our customers becomes insolvent or otherwise is unable to pay for the services provided by us on a timely basis, or at all, our operating results and financial condition are adversely affected. Such adverse effects have in the past included and could in the future include one or more of the following: an increase in our provision for doubtful accounts, a charge for inventory write-offs, a reduction in revenue, and an increase in our working capital requirements due to higher inventory levels and increases in days our accounts receivables are outstanding.

The market price of our ordinary shares is volatile.

The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of companies, including technology companies. These fluctuations have often been unrelated to or disproportionately impacted by the operating performance of these companies. The market for our ordinary shares has been and may in the future be subject to similar volatility. Factors such as fluctuations in our operating results, announcements of technological innovations or events affecting other companies in the electronics industry, currency fluctuations, general market fluctuations, and macro-economic conditions may cause the market price of our ordinary shares to decline. Stock price fluctuations could impact the value of our equity compensation, which could affect our ability to recruit and retain employees.

Changes in our credit rating may make it more expensive for us to raise additional capital or to borrow additional funds. We are also exposed to interest rate fluctuations on our outstanding borrowings and investments.

Our credit is rated by credit rating agencies. Our 4.750% Notes due 2025, our 3.750% Notes due 2026, our 6.000% Notes due 2028, our 4.875% Notes due 2029 and our 4.875% Notes due 2030 are currently rated BBB- by Standard and Poor's ("S&P") which is considered to be "investment grade" by S&P, rated Baa3 by Moody's which is considered to be "investment grade" by Moody's, and rated BBB- by Fitch which is considered to be "investment grade" by Fitch. Any decline in our credit rating may make it more expensive for us to raise additional capital in the future on terms that are acceptable to us, if at all, negatively impact the price of our ordinary shares, increase our interest payments under some of our existing debt agreements, and have other negative implications on our business, many of which are beyond our control. In addition, the interest rate payable on some of our credit facilities is subject to adjustment from time to time if our credit ratings change. Thus, any potential future negative change in our credit rating may increase the interest rate payable on these credit facilities.

In addition, we are exposed to interest rate risk under our variable rate terms loans, bilateral facilities and revolving credit facility for indebtedness we have incurred or may incur under such facilities. The interest rates on our borrowings under our revolving credit facility may be based on either (i) the Term Secured Overnight Financing Rate ("Term SOFR") or (ii) the base rate (the greatest of the agent's prime rate, the federal funds rate plus 0.50%, and the Term SOFR plus 1.00%) plus an applicable margin, in each case depending on our credit rating, and other borrowings also may be based on Term SOFR. Refer to the discussion in note 9 to the consolidated financial statements, "Bank Borrowings and Long-Term Debt" for further details of our debt obligations. We are also exposed to interest rate risk on our invested cash balances, our securitization facilities and our factoring activities.

We are subject to the risk of increased income taxes.

We are subject to taxes in numerous jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory rates and changes in tax laws or their interpretation including changes related to tax holidays or tax incentives. The international tax environment continues to change as a result of both coordinated efforts by governments and unilateral measures designed by individual countries, both intended to tackle concerns over perceived international tax avoidance techniques, which could ultimately have an adverse effect on the taxation of international businesses. In the U.S., various proposals to raise corporate income taxes are under active consideration. On August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was enacted into law by the U.S. government, which includes a new corporate minimum tax, a stock repurchase excise tax, numerous green energy credits, and other tax provisions. Pending further guidance, it is possible that the IRA could increase our future tax liability, which could in turn adversely impact our business and future profitability. In addition, the Organization for Economic Co-operation and Development ("OECD") has proposed certain international tax reforms that would impose a minimum tax rate of 15%, among other provisions, as part of its Base Erosion and Profit Shifting Project. On December 14, 2022, EU member states agreed to adopt the OECD's minimum tax rules, which are expected to begin going into effect in 2024. Several other countries are also considering changes to their tax law to implement the OECD's minimum tax proposal. As this framework is subject to further negotiation and implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations are uncertain. Any such changes, if adopted, could increase tax complexity and uncertainty, adversely impact our effective tax rate and may have a material impact on our results of operations, cash flows and financial position. The foregoing and other changes to tax laws could have broader implications, including impacts to the economy, currency markets, inflation or competitive dynamics, which are difficult to predict, and may positively or negatively impact the Company.

Our taxes could also increase if certain tax holidays or incentives are not renewed upon expiration, or if tax rates applicable to us in such jurisdictions are otherwise increased. Our continued ability to qualify for specific tax holiday extensions will depend on, among other things, our anticipated investment and expansion in these countries and the manner in which the local governments interpret the requirements for modifications, extensions or new incentives.

In addition, the Company and its subsidiaries are regularly subject to tax return audits and examinations by various taxing jurisdictions around the world. For example, one of the Company's Brazilian subsidiaries has received assessments for certain sales and import taxes which the Company is opposing. In determining the adequacy of our provision for income taxes, we regularly assess the likelihood of adverse outcomes resulting from tax examinations. While it is often difficult to predict the final outcome or the timing of the resolution of a tax examination, we believe that our reserves for uncertain tax benefits reflect the outcome of tax positions that are more likely than not to occur. However, we cannot assure you that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax provision, operating results, financial position and cash flows in the period or periods for which that determination is made.

We are subject to risks associated with investments.

We invest in private funds and companies for strategic reasons and may not realize a return on our investments. We make investments in private funds and companies to further our strategic objectives, support key business initiatives, and develop business relationships with related portfolio companies. Many of the instruments in which we invest are non-marketable at the time of our initial investment. If any of the funds or companies in which we invest fail, we could lose all or part of our investment. From time-to-time we have identified observable price changes, or impairments in investments, and we have written down investments' fair values and recognized a loss.

Our goodwill and identifiable intangible assets could become impaired, which could reduce the value of our assets and reduce our net income in the year in which the write-off occurs.

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. We also ascribe value to certain identifiable intangible assets, which consist primarily of customer relationships, developed technology and trade names, among others, as a result of acquisitions. We have in the past incurred and may in the future incur impairment charges on goodwill or identifiable intangible assets if we determine that the fair values of goodwill or identifiable intangible assets are less than their current carrying values. We evaluate, on a regular basis, whether events or circumstances have occurred that indicate all, or a portion, of the carrying amount of goodwill may no longer be recoverable, in which case an impairment charge to earnings would become necessary. If the financial performance of our businesses were to decline significantly, we could incur a material non-cash charge in our statement of operations for the impairment of goodwill and other intangible assets. Refer to note 2 to the consolidated financial statements and "Critical Accounting Estimates" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of the impairment testing of goodwill and identifiable intangible assets.

A decline in general economic conditions or global equity valuations could impact the judgments and assumptions about the fair value of our businesses and we could be required to record impairment charges on our goodwill or other identifiable intangible assets in the future, which could impact our consolidated balance sheet, as well as our consolidated statement of operations. If we are required to recognize an impairment charge in the future, the charge would not impact our consolidated cash flows, liquidity, capital resources, and covenants under our existing credit facilities, asset securitization program, and other outstanding borrowings.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions, could adversely affect our business, financial condition or results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank failed and was taken into receivership by the Federal Deposit Insurance Corporation; on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership; the following week, a syndicate of U.S. banks infused $30 billion in First Republic Bank; and later that same week, the Swiss Central Bank provided $54 billion in covered loan and short-term liquidity facilities to Credit Suisse Group AG, all in an attempt to reassure depositors and calm fears of a banking contagion. Increasing concerns over bank failures and bailouts and their potential broader effects and potential systemic risk on the banking sector generally may adversely affect our access to capital and our business and operations more generally. Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general.

Changes in financial accounting standards or policies have affected, and in the future may affect, our reported financial condition or results of operations.

We prepare our financial statements in conformity with U.S. GAAP. These principles are subject to interpretation by the Financial Accounting Standards Board ("FASB"), the American Institute of Certified Public Accountants ("AICPA"), the SEC and various bodies formed to interpret and create accounting policies. Changes to accounting rules or challenges to our interpretation or application of the rules by regulators may have a material adverse effect on our reported financial results or on the way we conduct business. Refer to "Recently Adopted Accounting Pronouncements" within note 2 of Item 8, Financial Statements and Supplementary Data.

International Risks

Weak global economic conditions, including inflationary pressures, currency volatility, slower growth or recession, higher interest rates, geopolitical uncertainty and instability in financial markets may adversely affect our business, results of operations, financial condition, and access to capital markets.

Our operations and the execution of our business plans and strategies are subject to the effects of global economic trends, geopolitical risks and demand or supply shocks from events that could include political crises and conflict (including the Russian invasion of Ukraine), war, a major terrorist attack, natural disasters or actual or threatened public health emergencies (such as COVID-19). They are also affected by local and regional economic environments, supply chain constraints and policies in the U.S. and other markets that we serve, including interest rates, monetary policy, inflation, economic growth, recession, commodity prices, currency volatility, currency controls or other limitations on the ability to expatriate cash, sovereign debt levels and actual or anticipated defaults on sovereign debt. For example, the ongoing conflict between Russia and Ukraine and the related sanctions and other measures imposed by the European Union, the U.S. and other countries and organizations in response have led, and may continue to lead, to disruption and instability in global markets, supply chains and industries that could negatively impact our businesses, financial condition and results of operations. Additionally, changes in local economic conditions or outlooks, such as lower rates of investment or economic growth in China, Europe or other key markets, affect the demand for or profitability of our products and services outside the U.S., and the impact on the Company could be significant given the extent of our activities outside the United States. Political changes and trends such as populism, protectionism, economic nationalism and sentiment toward multinational companies and resulting tariffs, export controls or other trade barriers, or changes to tax or other laws and policies, have been and may continue to be disruptive and costly to our businesses, and these can interfere with our global operating model, supply chain, production costs, customer relationships and competitive position. Further escalation of specific trade tensions, including intensified decoupling between the U.S. and China, or in global trade conflict more broadly could be harmful to global economic growth or to our business in or with China or other countries, and related decreases in confidence or investment activity in the global markets would adversely affect our business performance. We also do business in many emerging market jurisdictions where economic, political and legal risks are heightened. Further, an increase in inflation pressures, such as what the market is currently experiencing, could affect our profitability and cash flows, due to higher wages, higher operating costs, higher financing costs, and/or higher supplier prices. Inflation may also adversely affect foreign exchange rates. We may be unable to pass along such higher costs to our customers. In addition, inflation may adversely affect customers' financing costs, cash flows, and profitability, which could adversely impact their operations and our ability to collect receivables. Rising interest rates could have a dampening effect on overall economic activity and/or the financial condition of our customers, either or both of which could negatively affect customer demand for our products and our customers' ability to repay obligations to us.

These conditions may result in reduced consumer and business confidence and spending in many countries, a tightening in the credit markets, a reduced level of liquidity in many financial markets, high volatility in credit, fixed income and equity markets, currency exchange rate fluctuations, and global economic uncertainty. In addition, longer term disruptions in the capital and credit markets could adversely affect our access to liquidity needed for our business. If financial institutions that have extended credit commitments to us are adversely affected by the conditions of the U.S. and international capital markets, they may become unable to fund borrowings under their credit commitments to us, which could have an adverse impact on our financial condition and our ability to borrow additional funds, if needed, for working capital, capital expenditures, acquisitions, research and development and other corporate purposes.

We conduct operations in a number of countries and are subject to the risks inherent in international operations.

The geographic distances between the Americas, Asia and Europe create a number of logistical and communications challenges for us. These challenges include managing operations across multiple time zones, directing the manufacture and delivery of products across long distances, coordinating procurement of components and raw materials and their delivery to multiple locations, and coordinating the activities and decisions of the core management team, which is based in a number of different countries.

Facilities in several different locations may be involved at different stages of the production process of a single product, leading to additional logistical difficulties.

Because our manufacturing operations are located in a number of countries throughout the Americas, Asia and Europe, we are subject to risks of changes in economic, social and political conditions in those countries, including:

- fluctuations in the value of local currencies;

- labor unrest, difficulties in staffing and geographic labor shortages;

- longer payment cycles;

- cultural differences;

- increases in duties, tariffs, and taxation levied on our products including anti-dumping and countervailing duties;

- trade restrictions including limitations on imports or exports of components or assembled products, unilaterally or bilaterally;

- trade sanctions and related regulatory enforcement actions and other proceedings;

- potential trade wars;

- increased scrutiny by the media and other third parties of labor practices within our industry (including but not limited to forced labor and adverse working conditions) which may result in allegations of violations, more stringent and burdensome labor laws and regulations and inconsistency in the enforcement and interpretation of such laws and regulations, higher labor costs, increased risk of cross-border cargo being detained or seized and/or loss of revenues if our customers become dissatisfied with our labor practices and diminish or terminate their relationship with us;

- inflationary pressures, such as those the market is currently experiencing, which may increase costs for materials, supplies, and services;

- imposition of restrictions on currency conversion or the transfer of funds;

- environmental protection laws and regulations, including those related to climate change;

- expropriation of private enterprises;

- ineffective legal protection of our intellectual property rights in certain countries;

- natural disasters;

- exposure to infectious disease, epidemics and pandemics, including the effects of the COVID-19 pandemic, on our business operations in geographic locations impacted by the outbreak and on the business operations of our customers and suppliers;

- inability of international customers and suppliers to obtain financing resulting from tightening of credit in international financial markets;

- ongoing global supply chain disruptions, slowing the ability of our facilities to import necessary materials and export our products;

- political unrest; and

- a potential reversal of current favorable policies encouraging foreign investment or foreign trade by our host countries.

The attractiveness of our services to customers and our ability to conduct business with certain customers can be affected by changes in U.S. and other countries' policies, including regarding trade. We have significant operations located in China, which have been in the past, and could in the future be, adversely affected by evolving laws, regulations and policies, including with respect to COVID-19, import and export tariffs and restrictions, and information security and privacy, as well as changes in the political and geopolitical environment involving China. U.S.-China bilateral trade relations remain uncertain. The U.S.'s various trade actions, including imposing tariffs on certain goods imported from China or deemed to be of Chinese origin, as well as the potential for new tariffs, trade embargoes or sanctions by the U.S., and countermeasures imposed by China in response, could, depending on their duration and implementation as well as our ability to mitigate their impact, materially affect our business, including in the form of increased cost of goods sold, decreased margins, increased pricing for customers, and reduced sales. Moreover, we could be subject to reputational harm if any of our customers, former customers or vendors were subject to U.S. sanctions or if our customers,former customers or vendors did business with sanctioned countries. Furthermore, geopolitical changes in China-Taiwan relations could disrupt the operations of several companies in Taiwan that are critical to the global supply of semiconductors and other electronic components on which many of our customers depend.

In addition, some countries in which we operate, such as Brazil, Hungary, India, Malaysia, Mexico and Poland, have experienced periods of slow or negative growth, high inflation, significant currency devaluations or limited availability of foreign exchange. Furthermore, in countries such as Brazil, China, India and Mexico, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us.

Demand for Nextracker solar trackers could be indirectly depressed as a result of existing and/or increased tariffs, duties or taxation of imported solar panels and cells. Moreover, the ongoing anti-dumping investigation by the U.S. Department of Commerce into imports of crystalline silicon photovoltaic solar panels and cells from Cambodia, Malaysia, Thailand, and Vietnam, which investigation might lead to retroactive and/or prospective tariffs on imports of panels and cells may, as a result of increased costs, depress or delay demand for U.S. solar projects and Nextracker's solar trackers in the U.S.

We could be seriously harmed by inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts in countries in which we operate. In addition, we may encounter labor disruptions and rising labor costs, in particular within the lower-cost regions in which we operate. Any increase in labor costs that we are unable to recover in our pricing to our customers could adversely impact our operating results.

Operations in foreign countries also present risks associated with currency exchange and convertibility, inflation and repatriation of earnings. Inflation may impact the Company's profits and cash flows as well as adversely affect foreign exchange rates. In some countries, economic and monetary conditions and other factors could affect our ability to convert our cash distributions to U.S. dollars or other freely convertible currencies, or to move funds from our accounts in these countries. Furthermore, the central bank of any of these countries may have the authority to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to approve distributions to foreign investors.

Fluctuations in foreign currency exchange rates could increase our operating costs.

We have manufacturing operations and industrial parks that are located in various part of the world, including Asia, Eastern Europe, Mexico and Brazil. A portion of our purchases and our sale transactions are denominated in currencies other than the United States dollar. As a result, we are exposed to fluctuations in these currencies impacting our fixed cost overhead or our supply base relative to the currencies in which we conduct transactions.

Currency exchange rates fluctuate on a daily basis as a result of a number of factors, including changes in a country's political and economic policies. The primary impact of currency exchange fluctuations is on the cash, receivables, payables and expenses of our operating entities. As part of our currency hedging strategy, we use financial instruments such as forward exchange, swap contracts, and options to hedge our foreign currency exposure in order to reduce the short-term impact of foreign currency rate fluctuations on our operating results. If our hedging activities are not successful or if we change or reduce these hedging activities in the future, we may experience significant unexpected fluctuations in our operating results as a result of changes in exchange rates.

We are also exposed to risks related to the valuation of the Chinese currency relative to the U.S. dollar. The Chinese currency is the renminbi ("RMB"). A significant increase in the value of the RMB could adversely affect our financial results and cash flows by increasing both our manufacturing costs and the costs of our local supply base. Volatility in the functional and non-functional currencies of our entities and the United States dollar could seriously harm our business, operating results and financial condition.

Legal and Regulatory Risks

We are subject to risks relating to litigation and regulatory investigations and proceedings, which may have a material adverse effect on our business.

From time to time, we are involved in various claims, suits, investigations and legal proceedings. Additional legal claims or regulatory matters may arise in the future and could involve matters relating to commercial disputes, government regulatory and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis. If we receive an adverse judgment in any such matter, we could be required to pay substantial damages and cease certain practices or activities. Regardless of the merits of the claims, litigation and other proceedings may be both time-consuming and disruptive to our business. The defense and ultimate outcome of any lawsuits or other legal proceedings may result in higher operating expenses and a decrease in operating margin, which could have a material adverse effect on our business, financial condition, or results of operations.

Any existing or future lawsuits could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees, as well as harm our reputation, business, financial condition or results of operations.

Due to the global nature of our business, we are subject to a complex system of import- and export-related laws and regulations, including a range of regulations in the United States and other countries. Non-compliance with these laws and regulations can result in a wide range of penalties including the denial of export privileges, fines, criminal penalties, and the seizure of inventories. On February 14, 2019, we submitted an initial notification of voluntary disclosure to the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC") regarding possible noncompliance with U.S. economic sanctions requirements among certain non-U.S. Flex-affiliated operations. On September 28, 2020, we made a submission to OFAC that completed the Company's voluntary disclosure based on the results of an internal investigation regarding the matter. On June 11, 2021, we notified OFAC that we had identified possible additional relevant transactions at one non-U.S. Flex-affiliated operation. We submitted an update to OFAC on November 16, 2021 reporting on the results of our review of those transactions. We intend to continue to cooperate fully with OFAC in this matter going forward. Nonetheless, it is reasonably possible that we could be subject to penalties that could have a material adverse effect on our financial position, results of operations or cash flows.

If our compliance policies are breached, we may incur significant legal and financial exposure.

We have implemented local and global compliance policies to ensure compliance with our legal obligations across our operations. A significant legal risk resulting from our international operations is compliance with the U.S. Foreign Corrupt Practices Act or similar local laws of the countries in which we do business, including the UK Anti-Bribery Act, which prohibits covered companies from making payments to foreign government officials to assist in obtaining or retaining business. Our Code of Business Conduct and Ethics prohibits corrupt payments on a global basis and precludes us from offering or giving anything of value to a government official for the purpose of obtaining or retaining business, to win a business advantage or to improperly influence a decision regarding Flex. Nevertheless, there can be no assurance that all of our employees and agents will refrain from taking actions in violation of this and our related anti-corruption policies and procedures. Any such violation could have a material adverse effect on our business.

If our products or components contain defects, demand for our services may decline, our reputation may be damaged, and we may be exposed to product liability and product warranty liability.

Our customers' products and the manufacturing processes and design services that we use to produce them often are highly complex. Defects in the products we manufacture or design, whether caused by a design, engineering, manufacturing or component failure or error, or deficiencies in our manufacturing processes, have occurred from time to time and, have in the past resulted, and may in the future result in delayed shipments to customers, reduced or canceled customer orders, or product or component failures. If these defects or deficiencies are significant, our business reputation could be damaged.

The failure of the products that we manufacture or of our manufacturing processes or facilities may subject us to regulatory enforcement, fines or penalties and, in some cases, require us to shut down, temporarily halt operations or incur considerable expense to correct a manufacturing process or facility.

In addition, we may be exposed to product liability or product warranty claims, which may include liability for personal injury or property damage. Product warranty claims may include liability to pay for the recall, repair or replacement of a product or component. Although we generally allocate liability for these claims in our contracts with our customers, increasingly we are unsuccessful in allocating such liability, and even where we have allocated liability to our customers, our customers may not have the resources to satisfy claims for costs or liabilities arising from a defective product or component for which they have assumed responsibility.

If we design, engineer or manufacture a product or component that is found to cause any personal injury or property damage or is otherwise found to be defective, we could spend a significant amount of money to resolve the claim. In addition, product liability and product recall insurance coverage are expensive and may not be available for some or all of our services offerings on acceptable terms, in sufficient amounts, or at all. A successful product liability or product warranty claim in excess of our insurance coverage or any material claim for which insurance coverage is denied, limited or is not available could have a material adverse effect on our business, results of operations and financial condition.

The success of certain of our activities depends on our ability to protect our intellectual property rights; claims of infringement or misuse of intellectual property and/or breach of license agreement provisions against our customers or us could harm our business.

We retain certain intellectual property rights to some of the technologies that we develop as part of our engineering, design, and manufacturing services and components offerings. The measures we have taken to prevent unauthorized use of our technology may not be successful. If we are unable to protect our intellectual property rights, this could reduce or eliminate the competitive advantages of our proprietary technology, which would harm our business.

Our engineering, design and manufacturing services and component offerings involve the creation and use of intellectual property rights, which subject us to the risk of claims of infringement or misuse of intellectual property from third parties and/or breach of our agreements with third parties, as well as claims arising from the allocation of intellectual property risk among us and our customers. From time to time, we enter into intellectual property licenses (e.g., patent licenses and software licenses) with third parties which obligate us to report covered behavior to the licensor and pay license fees to the licensor for certain activities or products, or that enable our use of third party technologies. We may also decline to enter into licenses for intellectual property that we do not think is useful for or used in our operations, or for which our customers or suppliers have licenses or have assumed responsibility.

Given the diverse and varied nature of our business and the location of our business around the world, certain activities we perform, such as providing assembly services in China and India, may fall outside the scope of those licenses or may not be subject to the applicable intellectual property rights. Our licensors may disagree and claim royalties are owed for such activities. In addition, the basis (e.g., base price) for any royalty amounts owed are audited by licensors and may be challenged. Our customers are increasingly requiring us to indemnify them against the risk of intellectual property-related claims and licensors are claiming that activities we perform are covered by licenses to which we are a party.

If any claims of infringement or misuse of intellectual property from third parties and/or breach of our agreements with third parties, as well as claims arising from the allocation of intellectual property risk among us and our customers, are brought against us or our customers, whether or not these have merit, we could be required to expend significant resources in defense of such claims. In the event of such a claim, we may be required to spend a significant amount of money to develop alternatives or obtain licenses or to resolve the issue through litigation. We may not be successful in developing such alternatives or obtaining such licenses on reasonable terms or at all, and any such litigation might not be resolved in our favor, in which cases we may be required to curtail certain of our services and offerings. Additionally, litigation could be lengthy and costly, and could materially harm our financial condition regardless of outcome.

We also face certain heightened risks to our intellectual property rights due to our extensive operations in foreign jurisdictions, including the risk of theft or misuse of our intellectual property rights in certain foreign jurisdictions. The laws of certain countries in which we operate may not protect intellectual property rights to the same extent as the laws of the United States, and the mechanisms to enforce intellectual property rights may be inadequate to protect our rights, which could harm our business.

We may not meet regulatory quality standards applicable to our manufacturing and quality processes for medical devices, which could have an adverse effect on our business, financial condition or results of operations.

As a medical device manufacturer, we have additional compliance requirements. We are required to register with the U.S. Food and Drug Administration ("FDA") and are subject to periodic inspection by the FDA for compliance with the FDA's Quality System Regulation ("QSR") requirements, which require manufacturers of medical devices to adhere to certain regulations, including testing, quality control and documentation procedures. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections and product field monitoring by the FDA. If any FDA inspection reveals noncompliance with QSR or other FDA regulations, and the Company does not address the observation adequately to the satisfaction of the FDA, the FDA may take action against us. FDA actions may include issuing a letter of inspectional observations, issuing a warning letter, imposing fines, bringing an action against the Company and its officers, requiring a recall of the products we manufactured for our customers, refusing requests for clearance or approval of new products or withdrawal of clearance or approval previously granted, issuing an import detention on products entering the U.S. from an offshore facility, or shutting down a manufacturing facility. If any of these actions were to occur, it would harm our reputation and cause our business to suffer.

In the EU, we are required to maintain certain standardized certifications in order to sell our products and must undergo periodic inspections to obtain and maintain these certifications. Continued noncompliance to the EU regulations could stop the flow of products into the EU from us or from our customers. In China, the National Medical Products Administration controls and regulates the manufacture and commerce of healthcare products. We must comply with the regulatory laws applicable to medical device manufacturers, or our ability to manufacture products in China could be impacted. In Japan, the Pharmaceutical Affairs Laws regulate the manufacture and commerce of healthcare products. These regulations also require that subcontractors manufacturing products intended for sale in Japan register with authorities and submit to regulatory audits. Other countries where we operate, including elsewhere in Asia and Latin America, have similar laws regarding the regulation of medical device manufacturing. In the event of any noncompliance with these requirements, interruption of our operations and/or ability to sell into these markets could occur, which in turn could cause our reputation and business to suffer.

Our failure to comply with environmental, health and safety, product stewardship and producer responsibility laws or regulations could adversely affect our business.

We are subject to extensive and changing federal, state, local and international environmental, health and safety laws and regulations, concerning, among other things, the health and safety of our employees, the generation, use, storage, transportation, discharge and disposal of certain materials (including chemicals and hazardous substances) used in or derived from our manufacturing processes. We are also subject to laws and regulations governing the recyclability of products, the materials that may be included in products, and our obligations to dispose of these products after end users have finished with them. Additionally, we may be exposed to liability to our customers relating to the materials that may be included in the components that we procure for our customers' products. Any violation or alleged violation by us of these laws or regulations could subject us to significant costs, fines or other penalties, the suspension of production, or prohibitions on sales of products we manufacture. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses, including expenses associated with the recall of any non-compliant product or with changes in our operational, procurement and inventory management activities.

We are also required to comply with an increasing number of global and local product environmental compliance regulations focused on the restriction of certain hazardous substances. We are subject to the EU directives, including the Restrictions of Hazardous Substances in Electrical and Electrical Equipment ("RoHS"), the Waste Electrical and Electronic Equipment Directive ("WEEE") as well as the EU's REACH regulation. In addition, new technical classifications of e-Waste were recently adopted in June 2022 by the Basel Convention regarding electronics repair and refurbishment which become effective January 1, 2025. Also of note is China's Management Methods for Controlling Pollution Caused by Electronic Information Products regulation, commonly referred to as "China RoHS", which restricts the importation into and production within China of electrical equipment containing certain hazardous materials. Similar legislation has been or may be enacted in other jurisdictions, including in the United States. RoHS and other similar legislation bans or restricts the use of lead, mercury and certain other specified substances in electronics products and WEEE requires EU importers and/or producers to assume responsibility for the collection, recycling and management of waste electronic products and components. We have developed rigorous risk mitigating compliance programs designed to meet the needs of our customers as well as applicable regulations. These programs may include collecting compliance data from our suppliers, full laboratory testing and public reporting of other environmental metrics such as carbon emissions, electronic waste and water, and we also require our supply chain to comply. Non-compliance could potentially result in our customers refusing to purchase our products, and significant costs, penalties, and/or other sanctions, such as restrictions on our products entering certain jurisdictions. In the case of WEEE, the compliance responsibility rests primarily with the EU importers and/or producers rather than with EMS companies. However, customers may turn to EMS companies for assistance in meeting their obligations under WEEE.

In addition, we are responsible for the cleanup of contamination at some of our current and former manufacturing facilities and at some third party sites. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of future testing and analyses at our current or former operating facilities indicate that we are responsible for the release of hazardous substances into the air, ground and/or water, we may be subject to additional liability. Additional environmental matters may arise in the future at sites where no problem is currently known or at sites that we may acquire in the future. Some environmental laws impose liability without fault, leading companies to be responsible for investigating, removing, or remediating possible hazardous substances released at properties it owns or operates, regardless of when such substances were released. Additionally, we could be required to alter our manufacturing and operations and incur substantial expense in order to comply with environmental regulations. Our failure to comply with environmental laws and regulations or adequately address contaminated sites could limit our ability to expand our facilities or could require us to incur significant expenses, which would harm our business.

Failure to comply with domestic or international employment and related laws could result in the payment of significant damages, which would reduce our net income.

We are subject to a variety of domestic and foreign employment laws, including those related to safety, wages and overtime, discrimination, whistle-blowing, classification of employees and severance payments. Enforcement activity relating to these laws, particularly outside of the United States, can increase as a result of increased media attention due to violations by other companies, changes in law, political and other factors. There can be no assurance that we won't be found to have violated such laws in the future, due to a more aggressive enforcement posture by governmental authorities or for any other reason. Any such violations could lead to the assessment of fines against us by federal, state or foreign regulatory authorities or damages payable to employees, which fines could be substantial and which would reduce our net income.

Our business could be impacted as a result of actions by activist shareholders or others.

We may be subject, from time to time, to legal and business challenges in the operation of our company due to actions instituted by activist shareholders or others. Responding to such actions could be costly and time-consuming, may not align with our business strategies and could divert the attention of our Board of Directors and senior management from the pursuit of our business strategies. Perceived uncertainties as to our future direction as a result of shareholder activism may lead to the perception of a change in the direction of the business or other instability and may make it more difficult to attract and retain qualified personnel and business partners and may affect our relationships with vendors, customers and other third parties.

Failure to meet environmental, social and governance (ESG) expectations or standards, or to achieve our ESG goals, may have an adverse impact on our business, impose additional costs on us, and expose us to additional risks.

In recent years, there has been an increased focus from investors, customers, consumers, and other stakeholders, as well as by governmental and non-governmental organizations, on ESG matters, including greenhouse gas ("GHG") emissions and climate-related risks, environmental stewardship, responsible sourcing, social responsibility, human capital management, diversity, equity, and inclusion, workplace conduct, data privacy and cybersecurity and human rights. This increased focus on sustainability including ESG is present in our industry. This attention has resulted in a variety of required and voluntary reporting regimes that are not harmonized and continue to change. For example, governments around the world have enacted or are contemplating legislation and regulations that may impact how we conduct and/or report on our business by requiring the disclosure and tracking of certain GHG emissions and other climate and biodiversity information, and/or cyber security or human capital matters related to our business. A number of our customers have adopted, or may adopt, procurement policies that include social and environmental responsibility provisions that their suppliers should comply with, or they may seek to include such provisions in their procurement terms and conditions. In addition, an increasing number of investors have adopted, or may adopt, ESG policies with which they expect their portfolio companies to comply.

We currently align our sustainability program with the standards set forth by various voluntary sustainability initiatives and organizations, and we have joined the Science Based Targets Initiative and the U.N. Global Compact, voluntary initiatives for businesses to develop, implement and disclose sustainability policies and practices. These ESG practices, policies, provisions and initiatives are subject to change, can be unpredictable, and may be difficult and expensive for us to comply with.

We have established sustainability and ESG programs aligned with sound ESG principles and have established and publicly announced certain goals, commitments, and targets, which we may refine in the future. These programs, goals, commitments and targets reflect our current initiatives, plans and aspirations, and are not guarantees that we will be able to achieve them. Evolving stakeholder expectations, and our ability to successfully execute these initiatives and accurately report our progress and accomplish our goals present numerous operational, financial, legal, regulatory, reputational and other risks and uncertainties, many of which are outside our control, and all of which could have a material adverse impact on our business. Additionally, the implementation of and reporting on these initiatives impose additional costs on us and a diversion of resources. If our ESG initiatives fail to satisfy investors, current or potential customers, consumers and our other stakeholders, our reputation, our ability to manufacture and sell products and services, our ability to attract or retain employees, and our attractiveness as an investment, business partner or acquirer could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce or otherwise as may be required, or at all, could also have similar negative impacts and expose us to government enforcement actions and private litigation.

Climate change, and the legal and regulatory initiatives related to climate change, could adversely affect our business, results of operations and financial condition.

There continues to be increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other GHGs in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions, such as hurricanes, earthquakes, wildfires, water or other natural resource shortages, droughts, or flooding, could, among other things, pose physical risks to and impair our production capabilities, disrupt the operations of our supply chain and infrastructure, and impact our customers and their demand for our services. The geographic locations of our manufacturing facilities could intensify the negative impacts resulting from any of these issues. As a result, the effects of climate change could have a long-term adverse impact on our business, results of operations and financial condition. In many of the countries in which we operate, governmental bodies are increasingly enacting legislation and regulations in response to the potential impacts of climate change. For example, some have enacted or are contemplating legislation and regulations that may impact how we conduct and/or report on our business by requiring the disclosure and tracking of certain GHG emissions. These laws and regulations have, and will continue to have, the potential to impact our operations directly or indirectly as a result of required compliance by us and our suppliers. In addition, we have committed to reduce our absolute scope 1 and scope 2 GHG emissions by fifty percent by 2030 and to reach net zero GHG emissions by 2040 as part of our long-term sustainability strategy and we may take additional voluntary steps to mitigate our impact on climate change. As a result, we may experience increases in energy, production, transportation and raw material costs, capital expenditures and insurance premiums and deductibles. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the scope of potential regulatory change in the countries in which we operate. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business, results of operations and financial condition.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

We own or lease facilities located primarily in the geographies listed below. Our facilities consist of a global network of industrial parks, regional manufacturing operations, and design, engineering and product introduction centers. The majority of the square footage is active manufacturing space used by the FRS and FAS operating segments, as both use these properties. Our facilities are well maintained and suitable for the operations conducted. The productive capacity of our plants is adequate for current needs.

As of March 31, 2023, the square footage of our facilities by region is as follows:

	Approximate Square Footage (In millions)
Asia	19.6
Americas	15.7
Europe	11.6
Total (1)	46.9

(1)   Consists of 20.7 million square feet in facilities that we own with the remaining 26.2 million square feet in leased facilities.

ITEM 3.   LEGAL PROCEEDINGS

For a description of our material legal proceedings, see note 14 "Commitments and Contingencies" to the consolidated financial statements included under Item 8, which is incorporated herein by reference.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

MARKET AND SHAREHOLDER INFORMATION

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol "FLEX."

As of May 12, 2023, there were 2,847 holders of record of our ordinary shares. This does not include persons whose stock is in nominee or "street name" accounts through brokers.

DIVIDENDS

Since inception, we have not declared or paid any cash dividends on our ordinary shares. We currently do not have plans to pay any cash dividends in fiscal year 2024.

CERTAIN TAXATION CONSIDERATIONS UNDER SINGAPORE LAW

Dividends. Singapore does not impose a withholding tax on dividends. All dividends on our ordinary shares are not taxable in Singapore to shareholders, provided that any dividends are paid to shareholders outside of Singapore for this purpose and such dividends are not received or deemed to be received in Singapore by shareholders and are not derived by shareholders pursuant to any trade or business carried on in Singapore. Certain tax exemptions are available for foreign-sourced dividends received by Singapore tax residents, subject to conditions. Since inception, we have not declared nor paid any cash dividends on our ordinary shares, and we currently do not have plans to pay any cash dividends.

Gains on Disposal. Under current Singapore tax law there is no tax on capital gains, and thus any profits from the disposal of shares are not taxable in Singapore unless the gains arising from the disposal of shares are income in nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore (in which case, the profits on the sale would be taxable as trade or business profits rather than capital gains).

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard ("FRS") 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 ("SFRS(I) 9") (as the case may be) for the purposes of Singapore income tax may be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of shares is made.

Stamp Duty. There is no stamp duty payable for holding shares, and no duty is payable on the issue of new shares. Singapore stamp duty is payable on a transfer of existing shares if there is an instrument of transfer executed in Singapore or if there is an instrument of transfer executed outside Singapore that is received in Singapore. In such situations, stamp duty is payable on the instrument of transfer of such shares at the rate of 0.2% of the consideration for, or market value of, such shares, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. If the instrument of transfer is executed outside of Singapore, the stamp duty must be paid only if the instrument of transfer is received in Singapore.

Estate Taxation. Singapore estate duty was abolished for deaths occurring on or after February 15, 2008.

Tax Treaties Regarding Withholding. There is no reciprocal income tax treaty between the U.S. and Singapore regarding withholding taxes on dividends and capital gains.

STOCK PRICE PERFORMANCE GRAPH

The following stock price performance graph and accompanying information is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, regardless of any general incorporation language in any such filing.

The graph below compares the cumulative total shareholder return on our ordinary shares, the Standard & Poor's 500 Stock Index and a peer group comprised of Benchmark Electronics, Inc., Celestica Inc., Jabil Inc., and Sanmina Corporation.

The graph below assumes that $100 was invested in our ordinary shares, in the Standard & Poor's 500 Stock Index and in the peer group described above on March 31, 2018 and reflects the annual return through March 31, 2023, assuming dividend reinvestment.

The comparisons in the graph below are based on historical data and are not indicative of, or intended to forecast, the possible future performances of our ordinary shares.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Flex, the S&P 500 Index, and Peer Group



	3/18	3/19	3/20	3/21	3/22	3/23
Flex Ltd.	100.00	61.24	51.29	112.12	113.59	140.89
S&P 500 Index	100.00	109.50	101.86	159.25	184.17	169.94
Peer Group	100.00	94.41	79.94	154.03	174.45	240.74

Prepared by Zacks Investment Research, Inc. Used with permission. All rights reserved. Copyright 1980-2023.

Index Data: Copyright Standard and Poor's, Inc. Used with permission. All rights reserved.

Issuer Purchases of Equity Securities

The following table provides information regarding purchases of our ordinary shares made by us for the period from January 1, 2023 through March 31, 2023.

Period (2)	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
January 1 - February 3, 2023	770,845	$ 23.33	770,845	$ 919,054,492
February 4 - March 3, 2023	—	—	—	$ 919,054,492
March 4 - March 31, 2023	1,222,841	$ 21.25	1,222,841	$ 893,066,204
Total	1,993,686		1,993,686	

(1) During the period from January 1, 2023 through March 31, 2023, all purchases were made pursuant to the program discussed below in open market transactions. All purchases were made in accordance with Rule 10b-18 under the Securities Exchange Act of 1934.

(2) On August 25, 2022, our Board of Directors authorized repurchases of our outstanding ordinary shares for up to $1.0 billion. This is in accordance with the share purchase mandate whereby our shareholders approved a repurchase limit of 20% of our issued ordinary shares outstanding at the Annual General Meeting held on the same date as the Board authorization. As of March 31, 2023, shares in the aggregate amount of $893 million were available to be repurchased under the current plan.

RECENT SALES OF UNREGISTERED SECURITIES

None.

ITEM 6. [*RESERVED*]

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data." In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this report, including those set forth under Item 1A,"Risk Factors."

OVERVIEW

We are the diversified manufacturing partner of choice that helps market-leading brands design, build and deliver innovative products that improve the world. Through the collective strength of a global workforce across approximately 30 countries with responsible, sustainable operations, we support the entire product lifecycle with advanced manufacturing solutions and operate one of the most trusted global supply chains. We also provide additional value to customers through a broad array of services, including design and engineering, component services, rapid prototyping, fulfillment, and circular economy solutions. We support a diverse set of industries including cloud, communications, enterprise, automotive, industrial, consumer devices, lifestyle, healthcare, and energy. As of March 31, 2023, our three operating and reportable segments were as follows:

- Flex Agility Solutions ("FAS"), which is comprised of the following end markets:

  ◦ *Communications, Enterprise and Cloud ("CEC")*, including data infrastructure, edge infrastructure and communications infrastructure

  ◦ *Lifestyle*, including appliances, consumer packaging, floorcare, micro mobility and audio

  ◦ *Consumer Devices*, including mobile and high velocity consumer devices.

- Flex Reliability Solutions ("FRS"), which is comprised of the following end markets:

  ◦ *Automotive*, including next generation mobility, autonomous, connectivity, electrification, and smart technologies

  ◦ *Health Solutions*, including medical devices, medical equipment, and drug delivery

  ◦ *Industrial*, including capital equipment, industrial devices, and renewables and grid edge.

- Nextracker, the leading provider of intelligent, integrated solar tracker and software solutions that are used in utility-scale and ground-mounted distributed generation solar projects around the world. Nextracker's products enable solar panels to follow the sun's movement across the sky and optimize plant performance.

Our strategy is to provide customers with a full range of cost competitive, vertically-integrated global supply chain solutions through which we can design, build, ship and service a complete packaged product for our customers. This enables our customers to leverage our supply chain solutions to meet their product requirements throughout the entire product lifecycle.

Over the past few years, we have seen an increased level of diversification by many companies, primarily in the technology sector. Some companies that have historically identified themselves as software providers, Internet service providers or e-commerce retailers have entered the highly competitive and rapidly evolving technology hardware markets, such as mobile devices, home entertainment and wearable devices. This trend has resulted in a significant change in the manufacturing and supply chain solution requirements of such companies. While the products have become more complex, the supply chain solutions required by such companies have become more customized and demanding, and it has changed the manufacturing and supply chain landscape significantly.

We use a portfolio approach to manage our extensive service offerings. As our customers change the way they go to market, we have the capability to reorganize and rebalance our business portfolio in order to align with our customers' needs and requirements in an effort to optimize operating results. The objective of our business model is to allow us to be flexible and redeploy and reposition our assets and resources as necessary to meet specific customers' supply chain solution needs across all the markets we serve and earn a return on our invested capital above the weighted average cost of that capital.

We believe that our continued business transformation is strategically positioning us to take advantage of the long-term, future growth prospects for outsourcing of advanced manufacturing capabilities, design and engineering services and after-market services.

Nextracker IPO

On February 13, 2023, our subsidiary, Nextracker completed an IPO of 30,590,000 shares of its Class A common stock at a public offering price of $24.00 per share, less underwriting discounts and commissions. Upon the closing of the IPO, Flex beneficially owned 61.4% of the total outstanding shares of Nextracker's capital stock and received net proceeds of approximately $694 million, after deducting approximately $40 million in underwriting discounts. Refer to "*Risk Factors - We may not achieve some or all of the intended benefits of Nextracker being a separate, publicly-traded company, which could negatively impact our business, financial condition and results of operations.*"

Following Nextracker's IPO and a series of reorganization transactions, Nextracker now operates under an umbrella partnership C corporation ("Up-C") structure, in which all of the business and affairs of Nextracker LLC (the "LLC") are operated and controlled by Nextracker. See note 1 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further information.

Update on the Impact of COVID-19, Component Shortages and Logistical Constraints on our Business

With the series of waves of the global pandemic including follow-on variants of COVID-19, renewed disease control measures were taken during fiscal year 2023 to limit the spread including movement bans and shelter-in-place orders. Although not materially impacting our results in fiscal year 2023, with the lockdowns in China in the first half of fiscal year 2023 and COVID-19 outbreaks in China in the second half of fiscal year 2023, we experienced temporary plant closures and/or restrictions at certain of our manufacturing facilities in China. We continue to closely monitor the situation in all the locations where we operate. Our priority remains the welfare of our employees. Component shortages and logistical constraints improved as the year progressed, however, we continue to see constraints in large-node semiconductors. We continue to carefully monitor potential supply chain disruptions. Refer to "Risk Factors - *The COVID-19 pandemic has had, and may in the future again have, a material adverse effect on our business, results of operations and financial condition.*" and "*— Supply chain disruptions, manufacturing interruptions or delays, or the failure to accurately forecast customer demand, have in the past affected, and may in the future, affect our ability to meet customer demand, lead to higher costs, or result in excess or obsolete inventory. We have been and continue to be adversely affected by supply chain issues, including shortages of required electronic components.*"

We are continuously evaluating our capital structure in response to the current environment and expect that our current financial condition, including our liquidity sources are adequate to fund future commitments. See additional discussion in the Liquidity and Capital Resources section below.

Russian Invasion of Ukraine

We are monitoring and responding to the conflict in Ukraine and the associated sanctions and other restrictions. As of the date of this report, there is no material impact to our business operations and financial performance in Ukraine. The full impact of the conflict on our business operations and financial performance remains uncertain and will depend on future developments, including the severity and duration of the conflict and its impact on regional and global economic conditions. We will continue to monitor the conflict and assess the related restrictions and other effects and pursue prudent decisions for our team members, customers, and business.

Business Overview

We are one of the world's largest providers of global supply chain solutions, with revenues of $30.3 billion in the fiscal year ended March 31, 2023. We have established an extensive network of manufacturing facilities in the world's major consumer and enterprise markets (Asia, the Americas, and Europe) to serve the growing outsourcing needs of both multinational and regional customers. We design, build, ship, and service consumer and enterprise products for our customers through a network of over 100 facilities in approximately 30 countries across four continents. We also provide intelligent, integrated solar tracker and software solutions used in utility-scale and ground-mounted distributed generation solar projects around the world. As of March 31, 2023, our total manufacturing capacity was approximately 27 million square feet. The following tables set forth the relative percentages and dollar amounts of net sales by region and by country, and net property and equipment, by country, based on the location of our manufacturing sites (amounts may not sum due to rounding):

	Fiscal Year Ended March 31,			
	2023		2022	
	(In millions)			
Net sales by region:				
Americas	$ 13,773	45 %	$ 10,839	42 %
Asia	10,361	34 %	9,601	37 %
Europe	6,212	21 %	5,601	21 %
	$ 30,346		$ 26,041	
Net sales by country:				
Mexico	$ 6,589	22 %	$ 5,059	19 %
China	6,539	22 %	6,146	24 %
U.S.	5,020	17 %	3,690	14 %
Malaysia	2,448	8 %	1,866	7 %
Brazil	2,046	7 %	2,022	8 %
Hungary	1,310	4 %	1,230	5 %
Other	6,394	20 %	6,028	23 %
	$ 30,346		$ 26,041	

	Fiscal Year Ended March 31,			
	2023		2022	
	(In millions)			
Property and equipment, net:				
Mexico	$ 763	32 %	$ 626	29 %
U.S.	365	16 %	354	17 %
China	338	14 %	299	14 %
Malaysia	152	6 %	110	5 %
Hungary	140	6 %	118	6 %
India	96	4 %	129	6 %
Other	495	22 %	489	23 %
	$ 2,349		$ 2,125	

We believe that the combination of our extensive open innovation platform solutions, design and engineering services, advanced supply chain management solutions and services, significant scale and global presence, and manufacturing campuses in low-cost geographic areas provide us with a competitive advantage and strong differentiation in the market for designing, manufacturing and servicing consumer and enterprise products for leading multinational and regional customers. Specifically, we offer our customers the ability to simplify their global product development, manufacturing process, and after-sales services, and enable them to meaningfully accelerate their time to market and cost savings.

Our operating results are affected by a number of factors, including the following:

- weak global economic conditions, including inflationary pressures, currency volatility, slower growth or recession, higher interest rates, and geopolitical uncertainty (including the ongoing conflict between Russia and Ukraine);

- the mix of the manufacturing services we are providing, the number, size, and complexity of new manufacturing programs, the degree to which we utilize our manufacturing capacity, seasonal demand, and other factors;

- the effects on our business when our customers are not successful in marketing their products, or when their products do not gain widespread commercial acceptance;

- our ability to achieve commercially viable production yields and to manufacture components in commercial quantities to the performance specifications demanded by our customers;

- the effects that current credit and market conditions (including as a result of the ongoing conflict between Russia and Ukraine) could have on the liquidity and financial condition of our customers and suppliers, including any impact on their ability to meet their contractual obligations;

- the impacts on our business due to component shortages, disruptions in transportation or other supply chain related constraints including as a result of the COVID-19 global pandemic;

- the remaining effects of the COVID-19 global pandemic on our business and results of operations;

- the effects on our business due to certain customers' products having short product lifecycles;

- our customers' ability to cancel or delay orders or change production quantities;

- our customers' decisions to choose internal manufacturing instead of outsourcing for their product requirements;

- integration of acquired businesses and facilities;

- increased labor costs due to adverse labor conditions in the markets we operate;

- changes in tax legislation; and

- changes in trade regulations and treaties.

We also are subject to other risks as outlined in Item 1A, "Risk Factors".

Net sales for fiscal year 2023 increased approximately 17%, or $4.3 billion, to $30.3 billion from the prior year. The increase in sales was notable in all three segments. Net sales for our FAS segment increased $1.7 billion, or 12%, from the prior year, driven by strong growth in our CEC business and, to a lesser extent, an increase in our Lifestyle business. These increases were driven by a reduced impact from COVID-19 production pressures during the current year versus the prior year, coupled with new program wins, ramps, and clear-to-build improvement. The increases noted in FAS during fiscal year 2023 were partially offset by a decrease in our Consumer Devices business primarily due to relatively softer market demand and planned project completions in fiscal year 2022. Net sales for our FRS segment increased $2.1 billion, or 20%, from the prior year, primarily driven by strong increases in sales from our Industrial and Automotive businesses and, to a lesser extent, an increase in our Health Solutions business due to strong customer demand and ramps across various end markets coupled with incremental revenues from our Anord Mardix acquisition and the recovery of inflationary costs, despite continued supply constraints. Net sales for our Nextracker segment increased $0.4 billion, or 31%, from the prior year, primarily driven by an increase in gigawatts delivered and, to a lesser extent, an increased average selling price which was in part driven by an increase in recovered logistics costs. Our fiscal year 2023 gross profit totaled $2.3 billion, representing an increase of $0.3 billion, or 17%, from the prior year. The increase was primarily driven by the overall strong customer demand across various end markets which allowed for improved fixed cost absorption, despite continued margin pressures from component shortages, logistics constraints and the pass-through effect of inflationary cost recoveries. Our net income totaled $1.0 billion, representing an increase of $0.1 billion, or 10%, compared to fiscal year 2022, due to the factors explained above along with lower income taxes in fiscal year 2023, offset by the absence of an approximate $150 million non-cash gain recorded in fiscal year 2022 related to certain tax credits in Brazil and higher interest expense in fiscal year 2023.

Cash provided by operations decreased by approximately $0.1 billion primarily driven by the $0.2 billion decrease in changes in working capital and other, net offset by $0.1 billion increase in net income. Refer to "Liquidity and Capital Resources" section for further details of changes in working capital and other, net.

We believe adjusted free cash flow is an important liquidity metric because it measures, during a given period, the amount of cash generated that is available to repay debt obligations, make investments, fund acquisitions, repurchase company shares and for certain other activities. Our adjusted free cash flow is defined as cash from operations, less net purchases of property and equipment to present adjusted cash flows on a consistent basis for investor transparency. Our adjusted free cash flow was $0.3 billion and $0.6 billion for fiscal years 2023 and 2022, respectively. Refer to the Liquidity and Capital Resources section for the adjusted free cash flows reconciliation to the most directly comparable GAAP financial measure of cash flows from operations. Cash used in investing activities decreased by approximately $0.3 billion to a cash outflow of $0.6 billion for fiscal year 2023, compared with a cash outflow of $1.0 billion for fiscal year 2022, primarily due to $0.5 billion of cash paid for the acquisition of Anord Mardix in fiscal year 2022 offset by an increase of approximately $0.2 billion of cash paid for purchases of property and equipment in fiscal year 2023. Cash provided by financing activities decreased by approximately $0.3 billion primarily driven by a $0.8 billion increase in net debt repayment partially offset by $0.3 billion in lower share repurchases and a net $0.2 billion increase in Nextracker related proceeds associated with Nextracker's IPO in fiscal year 2023, compared to the proceeds received from the sale of Nextracker redeemable preferred units in fiscal year 2022.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Due to the COVID-19 pandemic and its long-term impacts and the ongoing conflict between Russia and Ukraine, there has been and we expect there will continue to be uncertainty and disruption in the global economy and financial markets. We have made estimates and assumptions taking into consideration certain possible impacts due to the COVID-19 pandemic and the Russian invasion of Ukraine. These estimates may change, as new events occur, and additional information is obtained. Actual results may differ from those estimates and assumptions.

We believe the following critical accounting estimates affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For further discussion of our significant accounting policies, refer to note 2 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data."

Revenue Recognition

In determining the appropriate amount of revenue to recognize, we apply the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) we satisfy a performance obligation. Further, we assess whether control of the product or services promised under the contract is transferred to the customer at a point in time (PIT) or over time (OT). We are first required to evaluate whether our contracts meet the criteria for OT recognition. We have determined that for a portion of our contracts, we are manufacturing products for which there is no alternative use (due to the unique nature of the customer-specific product and intellectual property restrictions) and we have an enforceable right to payment including a reasonable profit for work-in-progress inventory with respect to these contracts. For certain other contracts, the Company's performance creates and enhances an asset that the customer controls as the Company performs under the contract. As a result, revenue is recognized under these contracts OT based on the cost-to-cost method as it best depicts the transfer of control to the customer based on the ratio of costs incurred to date as compared to the total estimated costs at completion of the performance obligation. For all other contracts that do not meet these criteria, we recognize revenue when we have transferred control of the related manufactured products which generally occurs upon delivery and passage of title to the customer. Refer to note 4 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further details.

Customer Contracts and Related Obligations

Certain of our customer agreements include potential price adjustments which may result in variable consideration. These price adjustments include, but are not limited to, sharing of cost savings, committed price reductions, material margins earned over the period that are contractually required to be paid to the customers, rebates, refunds tied to performance metrics such as on-time delivery, and other periodic pricing resets that may be refundable to customers. We estimate the variable consideration related to these price adjustments as part of the total transaction price and recognize revenue in accordance with the pattern applicable to the performance obligation, subject to a constraint. We constrain the amount of revenues recognized for these contractual provisions based on our best estimate of the amount which will not result in a significant reversal of revenue in a future period. We determine the amounts to be recognized based on the amount of potential refunds required by the contract, historical experience and other surrounding facts and circumstances. Refer to note 4 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further details.

Inventory Valuation

Our inventories are stated at the lower of cost (on a first-in, first-out basis) or net realizable value. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand. We purchase our inventory based on forecasted demand and anticipated component shortages, and we estimate write downs for excess and obsolete inventory based on our regular reviews of inventory quantities on hand, and the latest forecasts of product demand and production requirements from our customers. If actual market conditions or our customers' product demands are less favorable than those projected, additional write downs may be required. In addition, unanticipated changes in the liquidity or financial position of our customers and/or changes in economic conditions may require additional write downs for inventories due to our customers' inability to fulfill their contractual obligations with regards to inventory procured to fulfill customer demand.

Carrying Value of Long-Lived Assets

We review property and equipment and acquired amortizable intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. An impairment loss is recognized when the carrying amount of the asset group exceeds its fair value. Recoverability of property and equipment and acquired amortizable intangible assets are measured by comparing their carrying amount to the projected cash flows the assets are expected to generate. If such asset groups are determined to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment and acquired amortizable intangible assets exceeds fair value. Our judgments regarding projected cash flows for an extended period of time and the fair value of assets may be impacted by changes in market conditions, the general business environment and other factors including future developments of the remaining effects of the COVID-19 pandemic and the ongoing conflict between Russia and Ukraine, which remain highly uncertain and unpredictable. To the extent our estimates relating to cash flows and fair value of assets change adversely we may have to recognize material impairment charges in the future.

Goodwill

Goodwill is tested for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. These approaches use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy and require us to make various judgmental assumptions about sales, operating margins, growth rates and discount rates which consider our budgets, business plans and economic projections, and are believed to reflect market participant views. Some of the inherent estimates and assumptions used in determining fair value of the reporting units are outside the control of management, including interest rates, cost of capital, tax rates, market EBITDA comparables and credit ratings. While we believe we have made reasonable estimates and assumptions to calculate the fair value of the reporting units, it is possible a material change could occur. If our actual results are not consistent with our estimates and assumptions used to calculate fair value, it could result in material impairments of our goodwill. Refer to note 2 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further detail on our goodwill.

Noncontrolling Interest

Interests held by third parties in a consolidated majority-owned subsidiary are presented as noncontrolling interest, which represents the noncontrolling equity holders' interest in the underlying net assets of our consolidated majority-owned subsidiary. Noncontrolling interest, where we may be required to repurchase the noncontrolling interest under a contractual redemption requirement, is reported in the consolidated balance sheets between liabilities and equity, as redeemable noncontrolling interest ("RNCI"). Refer to note 7 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion.

Income Taxes

Our deferred income tax assets represent temporary differences between the carrying amount and the tax basis of existing assets and liabilities, which will result in deductible amounts in future years, including net operating loss carry forwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize these deferred income tax assets. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. If these estimates and related assumptions change in the future, we may be required to increase or decrease our valuation allowance against deferred tax assets previously recognized, resulting in additional or lesser income tax expense.

We are regularly subject to tax return audits and examinations by various taxing jurisdictions around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax position, operating results, financial position and cash flows. Refer to note 15 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our tax position.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net sales (amounts may not sum due to rounding). The financial information and the discussion below should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data." As further discussed in note 2 to the consolidated financial statements in Item 8, the prior year amounts related to equity in earnings from our unconsolidated investments previously was included in the "other charges (income), net" caption and are now presented separately under "equity in earnings of unconsolidated affiliates" in the consolidated statements of operations. For comparability purposes, the prior periods have been recast to conform to the current presentation. The reclassifications had no effect on the previously reported results of operations.

For a discussion of our results of operations for the fiscal year ended March 31, 2022 compared to the fiscal year ended March 31, 2021, refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2022.

The data below, and discussion that follows, represents our results from operations, and relative percentages.

	Fiscal Year Ended March 31,	
	2023	2022
Net sales	100.0 %	100.0 %
Cost of sales	92.4	92.5
Restructuring charges	0.1	0.1
Gross profit	7.5	7.4
Selling, general and administrative expenses	3.3	3.4
Intangible amortization	0.3	0.3
Restructuring charges	—	—
Operating income	3.9	3.7
Interest, net	0.7	0.6
Other charges (income), net	—	(0.7)
Equity in earnings (losses) of unconsolidated affiliates	—	(0.2)
Income before income taxes	3.2	4.0
Provision for (benefit from) income taxes	(0.2)	0.4
Net income	3.4 %	3.6 %
Net income attributable to noncontrolling interest and redeemable noncontrolling interest	0.8	—
Net income attributable to Flex Ltd.	2.6 %	3.6 %

Net sales

The following table sets forth our net sales by segment, and their relative percentages:

	Fiscal Year Ended March 31,					
	2023			2022		
Net sales:	(In millions)					
Flex Agility Solutions	$	15,769	52 %	$	14,027	54 %
Flex Reliability Solutions		12,733	42 %		10,603	41 %
Nextracker		1,903	6 %		1,458	6 %
Intersegment eliminations		(59)	— %		(47)	— %
	$	30,346		$	26,041	

Net sales for the fiscal year ended March 31, 2023 totaled $30.3 billion, representing an increase of approximately $4.3 billion, or 17%, from $26.0 billion for the fiscal year ended March 31, 2022. Net sales for our FAS segment increased $1.7 billion, or 12%, from the prior year, mainly due to an increase in net sales of 30% in our CEC business and 2% in our Lifestyle business due to new ramps, customer expansion, along with some effect from inflation pass-through while overcoming challenges from supply constraints. These increases in FAS were offset by a 19% decrease in net sales in our Consumer

Devices business due to relatively softer market demand and a planned project completion in the fiscal year ended 2022. Net sales in our FRS segment increased $2.1 billion, or 20%, driven primarily by an increase of 24% in net sales in our Industrial business, a 22% increase in our Automotive business, and a 9% increase in our Health Solutions business from the prior year due to strong customer demand and ramps across various end markets coupled with incremental revenues from our Anord Mardix acquisition and the recovery of inflationary costs, despite continued supply constraints. Net sales for our Nextracker segment increased $0.4 billion, or 31%, from the prior year driven by an increase in gigawatts delivered and, to a lesser extent, an increased average selling price which was in part driven by an increase in recovered logistics costs.

Net sales increased across all regions with a $2.9 billion increase to $13.8 billion in the Americas, a $0.8 billion increase to $10.4 billion in Asia, and a $0.6 billion increase to $6.2 billion in Europe.

Our ten largest customers during fiscal years 2023 and 2022 accounted for approximately 34% of net sales. We have made substantial efforts to diversify our portfolio which allows us to operate at scale in many different industries, and, as a result, no customer accounted for greater than 10% of net sales in fiscal years 2023 or 2022.

Cost of sales

Cost of sales is affected by a number of factors, including the number and size of new manufacturing programs, product mix, labor cost fluctuations by region, component costs and availability and capacity utilization.

Cost of sales during fiscal year 2023 totaled $28.1 billion, representing an increase of approximately $4.0 billion, or 16% from $24.1 billion during fiscal year 2022. The increase in cost of sales is most notable in our FRS segment. Cost of sales in FRS for fiscal year 2023 increased $2.0 billion, or approximately 21% from fiscal year 2022, which is in line with the 20% increase in revenue, primarily as a result of higher revenue in our Industrial and Automotive businesses. Cost of sales in FAS increased $1.6 billion, or approximately 12%, from fiscal year 2022, which is relatively consistent with the 12% increase in revenue, primarily as a result of higher revenue in our CEC and Lifestyle businesses, and partially offset by improved efficiencies. Cost of sales in our Nextracker segment increased $0.3 billion, or approximately 23% from fiscal year 2022, primarily due to the 31% increase in sales noted above, partially offset by improved recovery on freight and logistics cost increases.

Gross profit

Gross profit is affected by a fluctuation in costs of sales elements as outlined above and further by a number of factors, including product lifecycles, unit volumes, product mix, pricing, competition, new product introductions, and the expansion or consolidation of manufacturing facilities, as well as specific restructuring activities initiated from time to time. The flexible design of our manufacturing processes allows us to manufacture a broad range of products in our facilities and better utilize our manufacturing capacity across our diverse geographic footprint and service customers from all segments. In the case of new programs, profitability normally lags revenue growth due to product start-up costs, lower manufacturing program volumes in the start-up phase, operational inefficiencies, and under-absorbed overhead. Gross margin for these programs often improves over time as manufacturing volumes increase, as our utilization rates and overhead absorption improve, and as we increase the level of manufacturing services content. As a result of these various factors, our gross margin varies from period to period.

Gross profit during fiscal year 2023 increased $0.3 billion to $2.3 billion, or 7.5% of net sales, from $1.9 billion, or 7.4% of net sales, during fiscal year 2022. The increase in gross profit during fiscal year 2023 primarily resulted from the overall stronger customer demand across various end markets which allowed for improved fixed cost absorption, despite continued pressure on margins from component shortages, logistics constraints and the pass-through effect of inflationary cost recoveries, compared to the prior year.

Segment income

An operating segment's performance is evaluated based on its pre-tax operating contribution, or segment income. Segment income is defined as net sales less cost of sales, and segment selling, general and administrative expenses, and does not include amortization of intangibles, stock-based compensation, customer related asset recoveries, restructuring charges, legal and other, interest, net, other charges (income), net, and equity in earnings of unconsolidated affiliates. A portion of depreciation is allocated to the respective segments, together with other general corporate, research and development and administrative expenses.

The following table sets forth segment income and margins. Segment margins in the table below may not recalculate exactly due to rounding.

	Fiscal Year Ended March 31,				
	2023			**2022**	
			(In millions)		
Segment income:					
Flex Agility Solutions	$	694	4.4 %	$ 605	4.3 %
Flex Reliability Solutions		607	4.8 %	546	5.1 %
Nextracker		203	10.7 %	90	6.2 %

FAS segment margin increased 10 basis points, to 4.4% for fiscal year 2023, from 4.3% for fiscal year 2022. The margin increase during the period was driven by strong execution against new project ramps and product mix, partially offset by elevated costs due to component shortages and logistics constraints and the effect of certain inflation pass-through recoveries.

FRS segment margin decreased 30 basis points, to 4.8% for fiscal year 2023, from 5.1% for fiscal year 2022. The margin decrease in the FRS segment was primarily driven by component shortage-related production disruptions, inflationary cost pressures as well as program investments impacting our Automotive and Health Solutions businesses during fiscal year 2023.

Nextracker segment margin increased 450 basis points, to 10.7% for fiscal year 2023, from 6.2% for fiscal year 2022 driven primarily by improved pricing and better cost controls and better cost absorption with increased revenue.

Restructuring charges

We continued to identify certain structural changes to restructure the business throughout fiscal year 2023. During fiscal year 2023, we recognized approximately $27 million of restructuring charges, primarily related to employee severance. During fiscal year 2022, we recognized approximately $15 million of restructuring charges, primarily related to employee severance.

Refer to note 16 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our restructuring activities.

Selling, general and administrative expenses

Selling, general and administrative expenses ("SG&A") totaled $1.0 billion, or 3.3% of net sales, during fiscal year 2023, compared to $0.9 billion, or 3.4% of net sales, during fiscal year 2022, increasing by $103 million or 12%, which reflects our enhanced cost control efforts to support higher revenue growth while keeping our SG&A expenses relatively flat.

Intangible amortization

Amortization of intangible assets in fiscal years 2023 and 2022 were $82 million and $68 million, respectively, representing an increase of $14 million, from fiscal year 2022, primarily due to amortization expense related to new intangible assets from the Anord Mardix acquisition completed in December 2021, partially offset by certain intangible assets being fully amortized during fiscal year 2023.

Interest, net

Interest, net was $201 million during fiscal year 2023, compared to $152 million during fiscal year 2022, increasing $49 million primarily due to higher variable interest expense during fiscal year 2023.

Other charges (income), net

During fiscal year 2023, we recorded $5 million of other charges, net, compared to $164 million of other income, net, in fiscal year 2022, which was primarily driven by a $150 million gain related to a Brazilian tax credit recognized in fiscal year 2022 coupled with $25 million reduction in foreign exchange transaction gains compared to fiscal year 2022.

Refer to note 17 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our other charges (income), net.

Equity in earnings (losses) of unconsolidated affiliates

During fiscal year 2023, we recorded $4 million of equity in losses of unconsolidated affiliates, compared to $61 million of equity in earnings of unconsolidated affiliates during fiscal year 2022. The decrease during fiscal year 2023 was primarily due to lower investment fund gains versus fiscal year 2022, resulting from discrete market events such as initial public offerings and financing rounds completed by certain companies included in those funds.

Income taxes

We work to ensure that we accrue and pay the appropriate amount of income taxes according to the laws and regulations of each jurisdiction in which we operate. Certain of our subsidiaries have, at various times, been granted tax relief in their respective countries, resulting in lower income taxes than would otherwise be the case under ordinary tax rates. The consolidated effective tax rates were (6.1)% and 10.0% for the fiscal years 2023 and 2022, respectively. The effective rate varies from the Singapore statutory rate of 17.0% in each year as a result of the following items:

	Fiscal Year Ended March 31,	
	2023	2022
Income taxes based on domestic statutory rates	17.0 %	17.0 %
Effect of jurisdictional tax rate differential	0.5	(10.9)
Change in unrecognized tax benefit	(0.7)	1.1
Change in valuation allowance	(4.8)	1.1
Foreign exchange movement on prior year taxes recoverable	0.4	(0.9)
Tax impacts related to sale of Nextracker	1.6	1.2
APB 23 tax liability	—	0.1
Restructuring of Nextracker LLC interest	(20.0)	—
Other	(0.1)	1.3
Provision for (benefit from) income taxes	(6.1)%	10.0 %

The variation in our effective tax rate each year is primarily a result of recognition of earnings in foreign jurisdictions which are taxed at rates lower than the Singapore statutory rate including the effect of tax holidays and tax incentives we received primarily for our subsidiaries in China, Malaysia, Costa Rica, Netherlands and Israel of $14 million and $23 million in fiscal years 2023 and 2022, respectively. The primary driver of the negative effective tax rate for fiscal year 2023 relates to the recording of a $195 million deferred tax asset, with an offsetting entry to income tax benefit fully attributable to noncontrolling interest in connection with the Nextracker IPO whereby Nextracker Inc. purchased Nextracker LLC units from a related Flex U.S. subsidiary. Additionally, our effective tax rate is impacted by changes in our liabilities for uncertain tax positions of ($7) million, and $12 million and changes in our valuation allowances on deferred tax assets of ($47) million and $12 million in fiscal years 2023 and 2022, respectively. We generate most of our revenues and profits from operations outside of Singapore.

We are regularly subject to tax return audits and examinations by various taxing jurisdictions around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our effective tax rate, tax position, operating results, financial position and cash flows.

We provide a valuation allowance against deferred tax assets that in our estimation are not more likely than not to be realized. During fiscal year 2023, we released valuation allowances totaling $12 million, which related primarily to certain operations in Australia, and the Netherlands, as these amounts were deemed to be more likely than not to be realized due to the sustained profitability during the past three fiscal years as well as continued forecasted profitability of those operations. During fiscal year 2023, we also added $12 million in valuation allowances primarily for the deferred tax assets related to operations in Hungary, Canada, and Switzerland. Various other valuation allowance positions were also reduced due to varying factors such as recognition of uncertain tax positions impacting deferred tax assets, one-time income recognition in loss entities, and foreign exchange impacts on deferred tax balances, and increased deferred tax assets as a result of current period losses in legal entities with existing full valuation allowance positions.

Net income attributable to noncontrolling interest and redeemable noncontrolling interest

Net income attributable to noncontrolling interest and redeemable noncontrolling interest was $240 million during fiscal year 2023, compared to $4 million during fiscal year 2022, increasing $236 million primarily due to the Nextracker IPO during fiscal year 2023.

LIQUIDITY AND CAPITAL RESOURCES

In response to the recent challenging environment following the COVID-19 pandemic, we continuously evaluate our ability to meet our obligations over the next 12 months and have proactively reset our capital structure during these times to improve maturities and liquidity. As a result, we expect that our current financial condition, including our liquidity sources, are adequate to fund current and future commitments. As of March 31, 2023, we had cash and cash equivalents of approximately $3.3 billion and bank and other borrowings of approximately $3.8 billion. We have a $2.5 billion revolving credit facility that is due to mature in July 2027 (the "2027 Credit Facility"), under which we had no borrowings outstanding as of March 31, 2023. In fiscal year 2023, we also entered into a $450 million delayed draw term loan credit agreement, under which $300 million was repaid during fiscal year 2023, and we had $150 million of borrowings outstanding as of March 31, 2023. During fiscal year 2023, we also issued $400 million of 6.000% Notes due January 2028. The proceeds obtained, together with cash on hand, were used for general corporate purposes, which included redeeming $500 million in aggregate principal amount of our 5.000% notes due 2023 on December 20, 2022 and for working capital requirements. We also borrowed €250 million, under a one-year term-loan agreement. The proceeds of the term loan were used to repay the outstanding €250 million Euro term loan due on December 9, 2022. During fiscal year 2023, the Company repaid all outstanding Euro term loans. Nextracker also entered into a new $500 million revolving credit facility agreement (the "Nextracker Revolver") and borrowed $150 million under a five-year term loan facility in fiscal year 2023 that is due to mature in February 2028. There were no borrowings outstanding under the $500 million Nextracker Revolver as of March 31, 2023. Refer to note 9 to the consolidated financial statement in Item 8, "Financial Statements and Supplementary Data" for additional details. As of March 31, 2023, we were in compliance with the covenants under all of our credit facilities and indentures, we also expect to remain in compliance with the covenants in the upcoming 12 months for our credit facilities and indentures.

As described in Note 1 to the consolidated financial statement in Item 8, "Financial Statements and Supplementary Data", our subsidiary Nextracker completed its IPO on February 13, 2023. We received $694 million in net proceeds from the offering, which includes the underwriters' full exercise of their over-allotment option, after deducting approximately $40 million in underwriting discounts. We currently do not expect Nextracker to declare or pay any cash dividends for the foreseeable future, other than tax distributions and certain cash distributions related to the impact of taxes pursuant to the tax receivable agreement by and among Nextracker, Nextracker LLC, Yuma, Inc., a Delaware corporation and our indirect wholly-owned subsidiary ("Yuma"), Yuma Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Yuma, TPG Rise Flash, L.P., ("TPG Rise"), an affiliate of the private equity firm TPG ("TPG"), and the following affiliates of TPG: TPG Rise Climate Flash Cl BDH, L.P., TPG Rise Climate BDH, L.P. and The Rise Fund II BDH, L.P. If Nextracker discontinues the payment of, or is unable to pay, such distributions to us, this will reduce our available liquidity. Furthermore, the terms of indebtedness incurred by Nextracker may, and the terms of the Nextracker Revolver will, limit the ability of Nextracker to pay dividends or make other distributions to us, or to amend the agreements between Nextracker and us and our other subsidiaries. In fiscal year 2023, the amount of dividends declared and paid by Nextracker to TPG Rise was $22 million.

Our cash balances are held in numerous locations throughout the world. As of March 31, 2023, approximately 27% of our cash and cash equivalents were held by foreign subsidiaries outside of Singapore. Although substantially all of the amounts held outside of Singapore could be repatriated, under current laws, a significant amount could be subject to income tax withholdings. We provide for tax liabilities on these amounts for financial statement purposes, except for certain of our foreign earnings that are considered indefinitely reinvested outside of Singapore (approximately $1.9 billion as of March 31, 2023). Repatriation could result in an additional income tax payment; however, for the majority of our foreign entities, our intent is to permanently reinvest these funds outside of Singapore and our current plans do not demonstrate a need to repatriate them to fund our operations in jurisdictions outside of where they are held. Where local restrictions prevent an efficient intercompany transfer of funds, our intent is that cash balances would remain outside of Singapore and we would meet our liquidity needs through ongoing cash flows, external borrowings, or both.

The following is a discussion of our cash flows for the fiscal years ended March 31, 2023 and March 31, 2022. For a discussion of our cash flows for the fiscal years ended March 31, 2022 and March 31, 2021, please refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2022.

Fiscal Year 2023

Cash provided by operating activities was $1.0 billion during fiscal year 2023. The total cash provided by operating activities resulted primarily from $1.0 billion of net income for the period plus $0.5 billion of non-cash charges such as depreciation, amortization, non-cash lease expense, restructuring and impairment charges, provision for doubtful accounts, deferred income taxes and stock-based compensation. Depreciation expense was $0.4 billion and relatively consistent with prior years. These additions were offset by a net change in our operating assets and liabilities of $0.6 billion primarily driven by changes in net working capital as discussed below.

We believe net working capital is a key metric that measures our liquidity. Net working capital is calculated as current assets less current liabilities. Net working capital increased by $1.6 billion to $5.2 billion as of March 31, 2023, from $3.6 billion as of March 31, 2022. This increase was primarily driven by a $0.9 billion increase in inventories due to strong demand, coupled with increased buffer stock to address continued component shortages and logistics constraints, clear-to build constraints and logistics challenges and increases in inventory pricing, an $0.8 billion decrease in bank borrowings and current portion of long-term debt due to debt repayments, a $0.4 billion increase in accounts receivable, net and a $0.3 billion decrease in accounts payable, partially offset by a $1.1 billion increase in deferred revenue and customer working capital advances due to advances from customers to offset required investments in inventory.

Cash used in investing activities totaled $0.6 billion during fiscal year 2023. This was primarily driven by $0.6 billion of capital expenditures for property and equipment to continue expanding capabilities and capacity in support of our expanding CEC, Industrial, Health Solutions and Automotive businesses.

Cash provided by financing activities was $2 million during fiscal year 2023. This was primarily driven by $0.7 billion of net proceeds received from the sale of Nextracker Class A common stock through the IPO and $0.7 billion of proceeds from bank borrowings and long-term debt, partially offset by $1.0 billion net cash for repayments of bank borrowings and long-term debt, and $0.3 billion of cash paid for the repurchase of our ordinary shares. Refer to note 9 to the consolidated financial statement in Item 8, "Financial Statements and Supplementary Data" for additional details.

Fiscal Year 2022

Cash provided by operating activities was $1.0 billion during fiscal year 2022. The total cash provided by operating activities resulted primarily from $0.9 billion of net income for the period plus $0.6 billion of non-cash charges such as depreciation, amortization, non-cash lease expense, restructuring and impairment charges, provision for doubtful accounts, deferred income taxes and stock-based compensation. Depreciation expense was $0.4 billion and relatively consistent with prior years. These additions were offset by a net change in our operating assets and liabilities of $0.5 billion primarily driven by changes in net working capital, partially offset by an increase in cash from other current liabilities of $1.1 billion primarily attributed to customer advances received.

Cash used in investing activities totaled $1.0 billion during fiscal year 2022. This was primarily driven by approximately $0.5 billion of cash paid for the acquisition of Anord Mardix in December 2021, net of cash acquired, and approximately $0.4 billion of capital expenditures for property and equipment to continue expanding capabilities and capacity in support of our expanding Lifestyle, Automotive, and Industrial businesses.

Cash provided by financing activities was $0.3 billion during fiscal year 2022. This was primarily driven by $0.7 billion of proceeds received in aggregate, after premiums, following the issuance of the HUF 100 billion Bonds due December 2031 and the €350 million term loan due December 2022, and $0.5 billion of proceeds received from the sale of Nextracker redeemable preferred units, partially offset by $0.7 billion of cash paid for the repurchase of our ordinary shares and $0.2 billion of cash paid for the repayment of the Euro term loan due January 2022.

Adjusted Free Cash Flow

We believe adjusted free cash flow is an important liquidity metric because it measures, during a given period, the amount of cash generated that is available to repay debt obligations, make investments, fund acquisitions, repurchase company shares and for certain other activities. Our adjusted free cash flow is defined as cash from operations, less net purchases of property and equipment to present adjusted cash flows on a consistent basis for investors. Our adjusted free cash flow was $0.3 billion and $0.6 billion for fiscal years 2023 and 2022, respectively. Adjusted free cash flow is not a measure of liquidity under U.S. GAAP, and may not be defined and calculated by other companies in the same manner. Adjusted free cash flow should not be considered in isolation or as an alternative to net cash provided by operating activities. Adjusted free cash flows reconcile to the most directly comparable GAAP financial measure of cash flows from operations as follows:

	Fiscal Year Ended March 31,			
	2023		2022	
	(In millions)			
Net cash provided by operating activities	$	950	$	1,024
Purchases of property and equipment		(635)		(443)
Proceeds from the disposition of property and equipment		20		11
Adjusted free cash flow	$	335	$	593

Our cash balances are generated and held in numerous locations throughout the world. Liquidity is affected by many factors, some of which are based on normal ongoing operations of the business and some of which arise from fluctuations related to global economics and markets. Local government regulations may restrict our ability to move cash balances to meet cash needs under certain circumstances; however, any current restrictions are not material. We do not currently expect such regulations and restrictions to impact our ability to pay vendors and conduct operations throughout the global organization. We believe that our existing cash balances, together with anticipated cash flows from operations and borrowings available under our credit facilities, will be sufficient to fund our operations through at least the next twelve months and beyond.

Future liquidity needs will depend on fluctuations in levels of inventory, accounts receivable and accounts payable, the timing of capital expenditures for new equipment, the extent to which we utilize operating leases for new facilities and equipment, and the levels of shipments and changes in the volume of customer orders.

We maintain global paying service agreements with several financial institutions. Under these agreements, the financial institutions act as our paying agents with respect to accounts payable due to our suppliers who elect to participate in the program. The agreements allow our suppliers to sell their receivables to one of the participating financial institutions at the discretion of both parties on terms that are negotiated between the supplier and the respective financial institution. Our obligations to our suppliers, including the amounts due and scheduled payment dates, are not impacted by our suppliers' decisions to sell their receivables under this program. During fiscal years ended March 31, 2023 and 2022, the cumulative payments due to suppliers participating in the programs amounted to approximately $1.4 billion and $1.3 billion, respectively. Pursuant to their agreement with one of the financial institutions, certain suppliers may elect to be paid early at their discretion. We are not always notified when our suppliers sell receivables under these programs. The available capacity under these programs can vary based on the number of investors and/or financial institutions participating in these programs at any point in time.

In addition, we maintain various uncommitted short-term financing facilities including but not limited to a commercial paper program, and a revolving sale and repurchase of subordinated notes established under the securitization facility, under which there were no borrowings outstanding as of March 31, 2023.

Historically, we have funded operations from cash and cash equivalents generated from operations, proceeds from public offerings of debt securities, bank debt and lease financings. We also have the ability to sell a designated pool of trade receivables under asset-backed securitization programs (the "ABS programs") and sell certain trade receivables, which are in addition to the trade receivables sold in connection with these securitization agreements. We may enter into debt and equity financings, sales of accounts receivable and lease transactions to fund acquisitions and anticipated growth as needed.

During fiscal year 2023, no accounts receivable had been sold under our ABS programs and we received approximately $3.5 billion from other sales of receivables under our factoring program. During fiscal year 2022, no accounts receivable had been sold under our ABS programs and we received approximately $1.6 billion from other sales of receivables under our factoring program. As of March 31, 2023 and 2022, the outstanding balance on receivables sold for cash was $0.8 billion and $0.6 billion, respectively, under our accounts receivable factoring programs, which were removed from accounts receivable balances in our consolidated balance sheets.

Historically we have been successful in refinancing and extending the maturity dates on our term loans and credit facilities. In July 2022, the Company entered into a new $2.5 billion credit agreement which matures in July 2027 and consists of a $2.5 billion revolving credit facility with a sub-limit of $360 million available for swing line loans, and a sub-limit of $175 million available for the issuance of letters of credit.

The sale or issuance of equity or convertible debt securities could result in dilution to current shareholders. Further, we may issue debt securities that have rights and privileges senior to those of holders of ordinary shares, and the terms of this debt could impose restrictions on operations and could increase debt service obligations. This increased indebtedness could limit our flexibility as a result of debt service requirements and restrictive covenants, potentially affect our credit ratings, and may limit our ability to access additional capital or execute our business strategy. Any downgrades in credit ratings could adversely affect our ability to borrow as a result of more restrictive borrowing terms. We continue to assess our capital structure and evaluate the merits of redeploying available cash to reduce existing debt or repurchase ordinary shares.

Under our current share repurchase program, our Board of Directors authorized repurchases of our outstanding ordinary shares for up to $1 billion in accordance with the share purchase mandate approved by our shareholders at the date of the most recent Annual General Meeting which was held on August 25, 2022. During fiscal year 2023, we paid $337 million to repurchase shares under the current and prior repurchase plans at an average price of $17.06 per share. As of March 31, 2023, shares in the aggregate amount of $893 million were available to be repurchased under the current plan.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Refer to the note 9 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for details of our debt obligations.

In addition. we have leased certain of our property and equipment under finance lease commitments, and certain of our facilities and equipment under operating lease commitments. Future payments due under our debt including finance leases and related interest obligations and operating leases are as follows (amounts may not sum due to rounding):

	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Greater Than 5 Years
			(In millions)		
Contractual Obligations:					
Bank borrowings, long-term debt and finance lease obligations:					
Bank borrowings and long-term debt	$ 3,862	$ 150	$ 1,538	$ 546	$ 1,628
Finance leases	2	1	1	—	—
Interest on long-term debt obligations	736	149	366	169	52
Operating leases, net of subleases	719	147	234	160	178
Restructuring costs	50	50	—	—	—
Total contractual obligations	$ 5,369	$ 497	$ 2,139	$ 875	$ 1,858

We have excluded $268 million of liabilities for unrecognized tax benefits from the contractual obligations table as we cannot make a reasonably reliable estimate of the periodic settlements with the respective taxing authorities. See note 15, "Income Taxes" to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further details.

We also have outstanding firm purchase orders with certain suppliers for the purchase of inventory, which are not included in the table above. The majority of the purchase obligations are generally short-term in nature. We generally do not enter into non-cancelable purchase orders for materials until we receive a corresponding production forecast from our customers. Our purchase obligations can fluctuate significantly from period to period and can materially impact our future operating asset and liability balances, and our future working capital requirements. We intend to use our existing cash balances, together with anticipated cash flows from operations to fund our existing and future contractual obligations.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to note 2 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for recent accounting pronouncements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

INTEREST RATE RISK

A portion of our exposure to market risk for changes in interest rates relates to our highly liquid investment portfolio, with maturities of three months or less from original dates of purchase and are classified as cash equivalents on our consolidated balance sheet. We do not use derivative financial instruments in our highly liquid investment portfolio. We place cash and cash equivalents with various major financial institutions and highly rated money market accounts. Our investment policy has strict guidelines focusing on preservation of capital. The portfolio is comprised of various instruments including term deposits with banks, marketable securities and money market accounts. Our cash is principally invested in the U.S. dollar and China renminbi serving as a natural hedge of our renminbi denominated costs. As of March 31, 2023, the outstanding amount in the highly liquid investment portfolio was $2.3 billion, the largest components of which were U.S. dollar, Indian rupee, Brazilian real and China renminbi denominated money market accounts with an average return of 6.0%. A hypothetical 10% change in interest rates would not be expected to have a material effect on our financial position, results of operations and cash flows over the next fiscal year.

We had variable rate debt outstanding of approximately $0.6 billion as of March 31, 2023. Variable rate debt obligations consisted of borrowings under our term loans. Interest on these obligations is discussed in note 9 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data".

Our variable rate debt instruments create exposures for us related to interest rate risk. A hypothetical 10% change in interest rates would not be expected to have a material effect on our financial position, results of operations and cash flows over the next fiscal year.

As of March 31, 2023, the approximate average fair value of our debt outstanding under our Notes due June 2025, February 2026, January 2028, June 2029, and May 2030 was 97.1% of the face value of the debt obligations based on broker trading prices in active markets.

In July 2017, the U.K.'s Financial Conduct Authority ("FCA"), which regulates LIBOR, announced the publication cessation dates for all U.S. Dollar and non-U.S. Dollar LIBOR settings. Most settings ceased at the end of December 2021 and the remaining U.S. Dollar settings (overnight and one-, three-, six- and twelve-month U.S. Dollar LIBOR) will cease at the end of June 2023. Although significant progress has been made by regulators, industry bodies, and market participants to introduce and implement the Secured Overnight Financing Rate ("SOFR") as a replacement rate for U.S. dollar LIBOR, there is no assurance that an alternative reference rate such as SOFR will achieve sufficient market acceptance when the publication of the principal tenors of U.S. Dollar LIBOR is discontinued, or that market participants will otherwise implement effective transitional arrangements to address that discontinuation. Such failure to implement an alternative reference rate could result in widespread dislocation in the financial markets and volatility in the pricing of debt facilities negatively affecting our access to the borrowing of additional funds. Furthermore, while contractual arrangements in connection with certain of our debt facilities contemplate the transition from LIBOR to an alternative reference rate (including SOFR), the consequences of such transition cannot be entirely predicted and could result in an increase in the cost of our borrowings on our variable rate debt, which could adversely impact our interest expense, results of operations, and cash flows.

FOREIGN CURRENCY EXCHANGE RISK

We transact business in various foreign countries and are, therefore, subject to risk of foreign currency exchange rate fluctuations. We have established a foreign currency risk management policy to manage this risk. To the extent possible, we manage our foreign currency exposure by evaluating and using non-financial techniques, such as currency of invoice, leading and lagging payments and receivables management. In addition, we may borrow in various foreign currencies and enter into short-term and long-term foreign currency derivative contracts, including forward, swap, and option contracts to hedge only those currency exposures associated with certain assets and liabilities, mainly accounts receivable, accounts payable, debt, and cash flows denominated in non-functional currencies.

We endeavor to maintain a partial or fully hedged position for certain transaction exposures. These exposures are primarily, but not limited to, revenues, customer and vendor payments and inter-company balances in currencies other than the functional currency of the operating entity. The credit risk of our foreign currency derivative contracts is minimized since all contracts are with large financial institutions and accordingly, fair value adjustments related to the credit risk of the counter-party financial institutions were not material. The gains and losses on foreign currency derivative contracts generally offset the losses and gains on the assets, liabilities and transactions hedged. The fair value of currency derivative contracts is reported on the balance sheet. The aggregate notional amount of outstanding contracts as of March 31, 2023 amounted to $11.1 billion and the recorded fair values of the associated assets and liabilities were not material to the Company's consolidated financial position. The majority of these foreign exchange contracts expire in less than three months. They will settle primarily in the Brazilian real, British pound, China renminbi, Euro, Indian rupee, Malaysian ringgit, Mexican peso, and U.S. dollar.

Based on our overall currency rate exposures as of March 31, 2023, including the derivative financial instruments intended to hedge the nonfunctional currency-denominated monetary assets, liabilities and cash flows, and other factors, a 10% appreciation or depreciation of the U.S. dollar from its cross-functional rates would not be expected, in the aggregate, to have a material effect on our financial position, results of operations and cash flows in the near-term.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Flex Ltd., Singapore

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Flex Ltd. and subsidiaries (the "Company") as of March 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income, redeemable noncontrolling interest and shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2023, based on the criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 19, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue - Customer Contracts and Related Obligations - Refer to Notes 2 and 4 to the financial statements

Critical Audit Matter Description

Certain of the Company's customer agreements include potential price adjustments which are accounted for as variable consideration under the relevant accounting literature. For arrangements that include potential price adjustments the Company limits the amount of revenue recognized to that amount which is not probable of significant reversal, considering potential refunds required by the contract, historical experience and other surrounding facts and circumstances. The amount of variable consideration that is deferred is recorded in 'customer-related accruals' on the consolidated balance sheets, which totaled $313 million as of March 31, 2023.

Auditing the Company's estimates of variable consideration required extensive audit effort and a high degree of auditor judgment. For these reasons we identified the measurement of variable consideration and the associated customer-related accruals as a critical audit matter.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to variable consideration and associated customer related accruals included the following, among others:

- We tested the effectiveness of controls the Company has in place relating to reviewing customer contracts to identify price adjustment clauses, estimating variable consideration and assessing the reasonableness of customer related accrual balances.
- We evaluated the Company's accounting policy with respect to variable consideration, as well as its process for identifying contracts that include potential price adjustment clauses.
- We selected a sample of contracts with customers that included potential price adjustment clauses and performed the following:
  - We read the customer contracts to develop an understanding of clauses that could give rise to variable consideration and evaluated whether the Company's accounting conclusions with respect to those clauses were reasonable.
  - We obtained and tested the mathematical accuracy of the Company's calculations of customer related accruals and evaluated the Company's judgments regarding the amount of variable consideration that should be deferred. In making this evaluation we considered both the terms included in the customer contract and the Company's historical experience in settling amounts with the customer.

Nextracker Initial Public Offering and Noncontrolling Interest — Refer to Notes 1, 2, 7 and 17 to the financial statements

Critical Audit Matter Description

In February 2023, Nextracker Inc. ("Nextracker") completed an initial public offering (IPO) for a minority interest in the Company's solar energy equipment supply business utilizing a structure that allows the Company to continue to realize tax benefits associated with the entity following the IPO (commonly known as an "Up-C structure"). Several related transactions were contemporaneously executed with Nextracker, including: 1) the sale of LLC interests in Nextracker LLC to Nextracker; 2) an amended and restated Nextracker LLC Operating Agreement, which among other matters, named Nextracker Inc. the managing member of Nextracker LLC; and 3) a tax receivable agreement between the Company and Nextracker. These aforementioned transactions and agreements are collectively referred to as "the Nextracker Reorganization transactions." As a result of the Nextracker Reorganization transactions, the Company has 1) determined that Nextracker is a variable interest entity and the Company is the primary beneficiary of Nextracker, and therefore consolidates Nextracker, 2) will measure and classify its non-controlling interest held in Nextracker within permanent equity, and 3) will recognize a deferred tax asset on its investment in Nextracker as a result of the Nextracker Reorganization transactions, with an offsetting entry to income tax benefit, fully attributable to non-controlling interest. We identified the Company's conclusions related to the Nextracker Reorganization transactions as a critical audit matter because of the complex judgments involved in applying the appropriate accounting guidance in the recording of such transactions. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve professionals having expertise in consolidation accounting, when performing audit procedures to evaluate management's judgments and conclusions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's conclusions related to the Nextracker Reorganization transactions included the following, among others:

- We tested the effectiveness of controls the Company has in place relating to applying the appropriate technical accounting guidance in recording the financial statement impacts of the Nextracker Reorganization transactions.
- We read the executed agreements and other supporting documents relevant to the Nextracker Reorganization transactions and evaluated key terms.
- With the assistance of professionals having expertise in consolidation and tax accounting, we evaluated management's conclusions regarding the accounting for the Nextracker Reorganization transactions through consideration of possible alternatives under accounting principles generally accepted in the United States of America.
- We evaluated the Company's financial statement disclosures related to the impacts of the Nextracker Reorganization transactions for compliance with disclosure requirements in accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
San Jose, California
May 19, 2023

We have served as the Company's auditors since 2002.

FLEX LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,	
	2023	2022
	(In millions, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,294	$ 2,964
Accounts receivable, net of allowance for doubtful accounts	3,739	3,371
Contract assets	541	519
Inventories	7,530	6,580
Other current assets	917	903
Total current assets	16,021	14,337
Property and equipment, net	2,349	2,125
Operating lease right-of-use assets, net	608	637
Goodwill	1,343	1,342
Other intangible assets, net	316	411
Other assets	758	473
Total assets	$ 21,395	$ 19,325
LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank borrowings and current portion of long-term debt	$ 150	$ 949
Accounts payable	5,930	6,254
Accrued payroll	522	470
Deferred revenue and customer working capital advances	3,143	2,002
Other current liabilities	1,110	1,036
Total current liabilities	10,855	10,711
Long-term debt, net of current portion	3,691	3,248
Operating lease liabilities, non-current	506	551
Other liabilities	637	608
Total liabilities	15,689	15,118
Commitments and contingencies (Note 14)		
Redeemable noncontrolling interest	—	78
Shareholders' equity		
Flex Ltd. shareholders' equity		
Ordinary shares, no par value; 1,500,000,000 authorized, 500,362,046 and 510,799,667 issued, and 450,122,691 and 460,560,312 outstanding as of March 31, 2023 and 2022, respectively	6,493	6,052
Treasury stock, at cost; 50,239,355 shares as of March 31, 2023 and 2022, respectively	(388)	(388)
Accumulated deficit	(560)	(1,353)
Accumulated other comprehensive loss	(194)	(182)
Total Flex Ltd. shareholders' equity	5,351	4,129
Noncontrolling interest	355	—
Total shareholders' equity	5,706	4,129
Total liabilities, redeemable noncontrolling interest and shareholders' equity	$ 21,395	$ 19,325

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended March 31,		
	2023	2022	2021
	(In millions, except per share amounts)		
Net sales	$ 30,346	$ 26,041	$ 24,124
Cost of sales	28,058	24,094	22,349
Restructuring charges	23	15	88
Gross profit	2,265	1,932	1,687
Selling, general and administrative expenses	995	892	817
Intangible amortization	82	68	62
Restructuring charges	4	—	13
Operating income	1,184	972	795
Interest, net	201	152	148
Other charges (income), net	5	(164)	16
Equity in earnings (losses) of unconsolidated affiliates	(4)	61	83
Income before income taxes	974	1,045	714
Provision for (benefit from) income taxes	(59)	105	101
Net income	1,033	940	613
Net income attributable to noncontrolling interest and redeemable noncontrolling interest	240	4	—
Net income attributable to Flex Ltd.	$ 793	$ 936	$ 613
Earnings per share attributable to the shareholders of Flex Ltd.:			
Basic	$ 1.75	$ 1.97	$ 1.23
Diluted	$ 1.72	$ 1.94	$ 1.21
Weighted-average shares used in computing per share amounts:			
Basic	454	476	499
Diluted	462	483	506

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Fiscal Year Ended March 31,				
		2023		2022		2021
		(In millions)				
Net income	$	1,033	$	940	$	613
Other comprehensive income (loss):						
Foreign currency translation adjustments, net of zero tax		(64)		(39)		56
Unrealized gain (loss) on derivative instruments and other, net of tax		52		(24)		40
Comprehensive income	$	1,021	$	877	$	709
Comprehensive income attributable to noncontrolling interest and redeemable noncontrolling interest		240		4		—
Comprehensive income attributable to Flex Ltd.	$	781	$	873	$	709

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LTD.

CONSOLIDATED STATEMENTS OF REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY

	Redeemable Noncontrolling Interest	Ordinary Shares		Accumulated Deficit	Accumulated Other Comprehensive Loss			Total Flex Ltd. Shareholders' Equity	Noncontrolling Interest	Total Shareholders' Equity
	Amount	Shares Outstanding	Amount		Unrealized Gain (Loss) on Derivative Instruments And Other	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Loss			
					(In millions)					
BALANCE AT MARCH 31, 2020	$ —	497	$5,948	$(2,902)	$(82)	$(133)	$(215)	$2,831	$ —	$2,831
Repurchase of Flex Ltd. ordinary shares at cost		(10)	(183)	—	—	—	—	(183)	—	(183)
Issuance of Flex Ltd. vested shares under restricted share unit awards	—	5	—	—	—	—	—	—	—	—
Net income	—	—	—	613	—	—	—	613	—	613
Stock-based compensation	—	—	79	—	—	—	—	79	—	79
Total other comprehensive income	—	—	—	—	40	56	96	96	—	96
BALANCE AT MARCH 31, 2021		492	5,844	(2,289)	(42)	(77)	(119)	3,436	—	3,436
Sale of subsidiary's redeemable preferred units, net of transaction cost	74	—	414	—	—	—	—	414	—	414
Repurchase of Flex Ltd. ordinary shares at cost	—	(38)	(686)	—	—	—	—	(686)	—	(686)
Exercise of stock options	—	1	1	—	—	—	—	1	—	1
Issuance of Flex Ltd. vested shares under restricted share unit awards	—	6	—	—	—	—	—	—	—	—
Net income	4	—	—	936	—	—	—	936	—	936
Stock-based compensation	—	—	91	—	—	—	—	91	—	91
Total other comprehensive loss	—	—	—	—	(24)	(39)	(63)	(63)	—	(63)
BALANCE AT MARCH 31, 2022	78	461	5,664	(1,353)	(66)	(116)	(182)	4,129	—	4,129
Issuance of Nextracker common stock and related transactions	(99)	—	644	—	—	—	—	644	158	802
Payment for pre-IPO dividend to redeemable noncontrolling interest	(22)	—	—	—	—	—	—	—	—	—
Repurchase of Flex Ltd. ordinary shares at cost	—	(20)	(337)	—	—	—	—	(337)	—	(337)
Issuance of Flex Ltd. vested shares under restricted share unit awards	—	9	1	—	—	—	—	1	—	1
Net income	43	—	—	793	—	—	—	793	197	990
Stock-based compensation	—	—	133	—	—	—	—	133	—	133
Total other comprehensive loss	—	—	—	—	52	(64)	(12)	(12)	—	(12)
BALANCE AT MARCH 31, 2023	$ —	450	$6,105	$(560)	$(14)	$(180)	$(194)	$5,351	$355	$5,706

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,		
	2023	**2022**	**2021**
	(In millions)		
Cash flows from operating activities:			
Net income	$ 1,033	$ 936	$ 613
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	414	409	422
Amortization and other impairment charges	87	75	147
Provision for doubtful accounts (Note 2)	3	(3)	5
Other non-cash income	(44)	(54)	(119)
Non-cash lease expense	131	130	124
Stock-based compensation	133	91	79
Deferred income taxes	(192)	(44)	(12)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(388)	624	(1,615)
Contract assets	(27)	(226)	107
Inventories	(974)	(2,655)	(96)
Other current and noncurrent assets	(55)	(295)	62
Accounts payable	(341)	969	103
Other current and noncurrent liabilities	1,170	1,067	324
Net cash provided by operating activities	950	1,024	144
Cash flows from investing activities:			
Purchases of property and equipment	(635)	(443)	(351)
Proceeds from the disposition of property and equipment	20	11	85
Acquisitions of businesses, net of cash acquired	2	(539)	—
Proceeds from divestiture of businesses, net of cash held in divested businesses	2	9	(3)
Other investing activities, net	7	11	67
Net cash used in investing activities	(604)	(951)	(202)
Cash flows from financing activities:			
Proceeds from bank borrowings and long-term debt	718	759	2,065
Repayments of bank borrowings and long-term debt	(1,024)	(284)	(1,142)
Payments for repurchases of ordinary shares	(337)	(686)	(183)
Proceeds from issuances of Nextracker shares	694	—	—
Payment for pre-IPO dividend to redeemable noncontrolling interest	(22)	—	—
Proceeds from sale of subsidiary's redeemable preferred units	—	488	—
Other financing activities, net	(27)	3	3
Net cash provided by financing activities	2	280	743
Effect of exchange rates on cash	(18)	(26)	29
Net increase in cash and cash equivalents	330	327	714
Cash and cash equivalents, beginning of year	2,964	2,637	1,923
Cash and cash equivalents, end of year	$ 3,294	$ 2,964	$ 2,637

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

Flex Ltd. ("Flex" or the "Company") is the diversified manufacturing partner of choice that helps market-leading brands design, build and deliver innovative products that improve the world. Through the collective strength of a global workforce across approximately 30 countries with responsible, sustainable operations, Flex supports the entire product lifecycle with advanced manufacturing solutions and operates one of the most trusted global supply chains. The Company also provides additional value to customers through a broad array of services, including design and engineering, component services, rapid prototyping, fulfillment, and circular economy solutions. Flex supports a diverse set of industries including cloud, communications, enterprise, automotive, industrial, consumer devices, lifestyle, healthcare, and energy. As of March 31, 2023, Flex's three operating and reportable segments were as follows:

- Flex Agility Solutions ("FAS"), which is comprised of the following end markets:
    - *Communications, Enterprise and Cloud*, including data infrastructure, edge infrastructure and communications infrastructure
    - *Lifestyle*, including appliances, consumer packaging, floorcare, micro mobility and audio
    - *Consumer Devices*, including mobile and high velocity consumer devices.
- Flex Reliability Solutions ("FRS"), which is comprised of the following end markets:
    - *Automotive*, including next generation mobility, autonomous, connectivity, electrification, and smart technologies
    - *Health Solutions*, including medical devices, medical equipment, and drug delivery
    - *Industrial*, including capital equipment, industrial devices, and renewables and grid edge.
- Nextracker, the leading provider of intelligent, integrated solar tracker and software solutions that are used in utility-scale and ground-mounted distributed generation solar projects around the world. Nextracker's products enable solar panels to follow the sun’s movement across the sky and optimize plant performance.

The Company's service offerings include a comprehensive range of value-added design and engineering services that are tailored to the various markets and needs of its customers. Other focused service offerings relate to manufacturing (including enclosures, metals, plastic injection molding, precision plastics, machining, and mechanicals), system integration and assembly and test services, materials procurement, inventory management, logistics and after-sales services (including product repair, warranty services, re-manufacturing and maintenance), supply chain management software solutions and component product offerings (including flexible printed circuit boards and power adapters and chargers). The Company also provides intelligent, integrated solar tracker and software solutions used in utility-scale and ground-mounted distributed generation solar projects around the world.

Nextracker Inc. Initial Public Offering

On February 13, 2023, the Company’s subsidiary Nextracker Inc. ("Nextracker") completed an initial public offering (“IPO”) of 30,590,000 shares of its Class A common stock, representing in the aggregate 21.06% of its total outstanding shares of common stock. As a result of the IPO, the Company received net proceeds of approximately $694 million, after deducting approximately $40 million in underwriting discounts.

Nextracker, a Delaware corporation, was formed on December 19, 2022. Prior to the IPO, Nextracker's business operations were conducted through Nextracker LLC (the "LLC") and its direct and indirect subsidiaries. In the fourth quarter of fiscal year 2022, Flex sold redeemable preferred units (“Series A Preferred Units”) of the LLC representing a 16.67% interest in the LLC to an unrelated third party; TPG Rise Flash, L.P. ("TPG Rise"), resulting in TPG Rise holding all of the outstanding LLC Series A Preferred Units and subsidiaries of Flex holding all of the outstanding LLC common units. Immediately prior to the IPO, as a result of accrued distributions paid in kind in respect of TPG Rise's outstanding LLC Series A Preferred Units, TPG Rise held Series A Preferred Units representing an interest of 17.37% in the LLC while Flex held LLC common units representing a controlling interest of 82.63%. As the Series A Preferred Units were redeemable upon the occurrence of conditions not solely within the control of the Company, Flex classified TPG Rise’s redeemable noncontrolling interest as temporary equity on the Company’s consolidated balance sheets. TPG Rise received a pro-rated 5% annual preferred dividend-

in-kind on its investment amounting to $21 million and $4 million in fiscal years 2023 and 2022, respectively, for the period prior to the IPO. In connection with the IPO, all of the Series A Preferred Units of the LLC were automatically converted into an equal number of LLC common units. TPG Rise and the Flex subsidiaries holding LLC common units also subscribed for an equal number of non-economic, voting Class B common shares of Nextracker. The common units of the LLC, together with a corresponding number of shares of Nextracker Class B common stock are exchangeable at any time at the option of the holder for shares of Nextracker Class A common stock on a one-for-one basis or for cash, at the option of Nextracker and upon such exchange, a corresponding number of such holder's LLC Class B common stock will be cancelled. Following the IPO, the noncontrolling interest in Nextracker comprise the Class A common stock of Nextracker (31.8% of Nextracker's total common stock) and 6.77% respectively of Nextracker's Class B common stock and LLC's common units, held by TPG Rise.

Since the IPO, Nextracker has two classes of common stock - Class A common stock, which is traded on the Nasdaq Global Select Market under the symbol "NXT," and Class B common stock. On all matters submitted to a vote of Nextracker stockholders, each share of Class A and Class B common stock entitles its owners to one vote per share. Class A common stock participates in earnings of Nextracker and Class B common stock does not participate in earnings of Nextracker. As of March 31, 2023, Flex owned 88,457,619 shares of Class B common stock, representing approximately 61.4% of the total outstanding shares of Nextracker's outstanding common stock. In addition, Flex retains a 61.4% direct ownership of the LLC common units outstanding and participates proportionately in the earnings of the LLC.

The corporate structure of the transactions effected in relation to the IPO is an umbrella partnership C corporation structure, commonly referred to as an "Up-C" structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure allows us to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or "pass-through" entity, for income tax purposes following the IPO.

Following the IPO, both Flex and Nextracker are U.S. public company registrants. Nextracker has entered into various agreements to provide a framework for its relationship with Flex after the IPO, including a transition services agreement, an employee matters agreement and a registration rights agreement. These agreements provide for the allocation between Nextracker and Flex of Flex's employees, liabilities and obligations attributable to periods prior to, at and after the IPO and govern certain relationships between Nextracker and Flex after the IPO.

In conjunction with the Nextracker IPO, Nextracker made a distribution in an aggregate amount of $175 million (the "Distribution"). With respect to such Distribution, $22 million was distributed to TPG Rise with the remainder distributed to Flex and its subsidiaries. The Distribution was financed, in part, with net proceeds from the $150 million term loan under a credit agreement entered into by Nextracker.

In connection with the IPO, Nextracker entered into a Tax Receivable Agreement ('TRA') with Flex and TPG Rise wherein 85% of the tax benefits realized in relation to the IPO would be paid to those parties. Separately, a deferred tax asset of $249 million has been booked reflecting Nextracker's outside basis difference in the Nextracker LLC units.

Variable Interest Entities

Flex controls Nextracker through its holding of Class B common stock that do not participate in the earnings of Nextracker. As such, the shareholders of the equity at risk in Nextracker (the Class A common stock shareholders) do not have the power to direct the key activities of Nextracker and consequently Nextracker is a variable interest entity ("VIE"). Flex has the ability to control Nextracker's activities through its control of 61.4% of the voting rights of Nextracker as of the IPO. Flex also has the ability to receive significant benefits from the VIE (through its ability to convert its investments in Nextracker and Nextracker LLC into Class A common stock of Nextracker or cash) and as such Flex has been determined to be the primary beneficiary of the VIE. As such, Flex continues to consolidate Nextracker and the interests in Nextracker held by third parties are presented as a noncontrolling interest. Evaluation of the VIE model and identification of the primary beneficiary requires significant judgements to be made regarding which entities can control the activities of a VIE, who can receive benefits or absorb losses from the VIE and the significance of those benefits and losses to the VIE.

As Flex continues to consolidate Nextracker, it is exposed to potentially significant gains and losses from the Nextracker business. While a portion of these gains and losses will be attributed to noncontrolling interests, Flex's revenues, operating earnings, cash flows, earnings per share and statements of financial position will all fluctuate as a result of the performance of the Nextracker business. Nextracker, as a separate public company, is expected to operate largely independently of Flex, subject to Flex's ability to control the activities of Nextracker and certain agreements to provide ongoing services to Nextracker as part of the separation of the business. Nextracker is not expected to make distributions to Flex (outside of those required by the tax receivable agreement) and Flex is not expected to have to make contributions to Nextracker to fund its operations. As a legacy of Nextracker's operations from prior to the IPO, Flex provided limited parent company guarantees to certain of Nextracker's customers to guarantee Nextracker's contractual obligations. These guarantees all expire by fiscal year 2025 and will not be renewed. No liability to Flex is expected to arise from the provision of these guarantees. Nextracker's borrowing facility has no recourse to Flex. Flex does not have right to use Nextracker's assets to settle Flex's liabilities, and Nextracker's assets can only be used to settle Nextracker's liabilities and to support Nextracker's own business.

The carrying amounts and classification of the VIE's external assets and liabilities included in the consolidated balance sheets are as follows:

	Fiscal Year Ended March 31, 2023
	(In millions)
Assets	
Current assets:	
Cash	$ 130
Accounts receivable, net	271
Contract assets	298
Inventories	138
Other current assets	35
Total current assets	872
Property and equipment, net	7
Goodwill	265
Other intangible assets, net	1
Other assets	275
Total assets	$ 1,420
Liabilities	
Current liabilities:	
Accounts payable	$ 211
Accrued expenses	60
Deferred revenue	176
Other current liabilities	49
Total current liabilities	496
Long-term debt	147
Other liabilities	280
Total liabilities	$ 923

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Flex and its majority-owned subsidiaries, after elimination of intercompany accounts and transactions. Amounts included in these consolidated financial statements are expressed in U.S. dollars unless otherwise designated. The Company consolidates its majority-owned subsidiaries and investments in entities in which the Company has a controlling interest. A controlling financial interest may also exist in variable interest entities ("VIEs"), through governance provisions and arrangements to provide services to VIEs. The Company is required to consolidate a VIE of which it is the primary beneficiary. To determine if the Company is the primary beneficiary, the Company evaluates whether it has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb the losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company evaluates its relationships with its VIEs on an ongoing basis to determine whether it continues to be the primary beneficiary. The consolidated financial statements reflect the assets and liabilities of VIEs that are consolidated. For the consolidated majority-owned subsidiaries in which the Company owns less than 100%, the Company recognizes a noncontrolling interest for the ownership of the noncontrolling owners. As of March 31, 2023, we presented noncontrolling interest as permanent equity in the consolidated balance sheets, reflecting the equity held by other parties. As of March 31, 2022, noncontrolling interest that is redeemable upon the occurrence of conditions outside of the control of the Company is reported as temporary equity in the consolidated balance sheets. The amount of consolidated net income attributable to Flex Ltd. and the noncontrolling interest and redeemable noncontrolling interest are presented in the consolidated statements of operations. Refer to note 7 "Noncontrolling Interest" for additional information.

Certain prior period presentations and disclosures were reclassified to ensure comparability with the current period presentation. In fiscal year 2023, equity in earnings of unconsolidated affiliates previously presented as part of other charges (income), net are now being separately presented on the consolidated statements of operations. The Company reclassified $61 million and $83 million of equity in earnings of unconsolidated affiliates from other charges (income), net for fiscal years 2022 and 2021 in order to align with current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things: allowances for doubtful accounts; inventory write-downs; valuation allowances for deferred tax assets; uncertain tax positions; valuation and useful lives of long-lived assets including property, equipment, and intangible assets; valuation of goodwill; valuation of investments in privately held companies; asset impairments; fair values of financial instruments, notes receivable and derivative instruments; restructuring charges; contingencies; warranty provisions; incremental borrowing rates in determining the present value of lease payments; accruals for potential price adjustments arising from customer contracts; fair values of assets obtained and liabilities assumed in business combinations; and the fair values of stock options and restricted share unit awards granted under the Company's stock-based compensation plans. Due to the COVID-19 pandemic and geopolitical conflicts (including the Russian invasion of Ukraine), there has been and will continue to be uncertainty and disruption in the global economy and financial markets. The Company has made estimates and assumptions taking into consideration certain possible impacts due to the COVID-19 pandemic and the Russian invasion of Ukraine. These estimates may change, as new events occur, and additional information is obtained. Actual results may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Translation of Foreign Currencies

The financial position and results of operations for certain of the Company's subsidiaries are measured using a currency other than the U.S. dollar as their functional currency. Accordingly, all assets and liabilities for these subsidiaries are translated into U.S. dollars at the current exchange rates as of the respective balance sheet dates. Revenue and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of these subsidiaries' financial statements are reported as other comprehensive income (loss), a component of shareholders' equity. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, and re-measurement adjustments for foreign operations where the U.S. dollar is the functional currency, are included in the Company's consolidated results of operations. Non-functional currency transaction gains and losses, and re-measurement adjustments were not material to the Company's consolidated results of operations for all periods presented, and have been classified as a component of other charges (income), net in the consolidated statements of operations.

Revenue Recognition

In determining the appropriate amount of revenue to recognize, the Company applies the following steps: (i) identifies the contracts with the customers; (ii) identifies performance obligations in the contracts; (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligations per the contracts; and (v) recognizes revenue when (or as) the Company satisfies a performance obligation. Further, the Company assesses whether control of the products or services promised under the contract is transferred to the customer at a point in time (PIT) or over time (OT). The Company is first required to evaluate whether its contracts meet the criteria for OT recognition. The Company has determined that for a portion of its contracts, the Company is manufacturing products for which there is no alternative use (due to the unique nature of the customer-specific product and intellectual property restrictions) and the Company has an enforceable right to payment including a reasonable profit for work-in-progress inventory with respect to these contracts. For certain other contracts, the Company's performance creates and enhances an asset that the customer controls as the Company performs under the contract. As a result, revenue is recognized under these contracts OT based on the cost-to-cost method as it best depicts the transfer of control to the customer measured based on the ratio of costs incurred to date as compared to the total estimated costs at completion of the performance obligation. For all other contracts that do not meet these criteria, the Company recognizes revenue when it has transferred control of the related manufactured products which generally occurs upon delivery and passage of title to the customer. Certain of the Company's customer agreements include potential price adjustments which may result in variable consideration. These price adjustments include, but are not limited to, sharing of cost savings, committed price reductions, material margins earned over the period that are contractually required to be paid to the customers, rebates, refunds tied to performance metrics such as on-time delivery, and other periodic pricing resets that may be refundable to customers. The Company recognizes estimates of this variable consideration that are not expected to result in a significant revenue reversal in the future, primarily based on the amount of potential refunds required by the contract, historical experience and other surrounding facts and circumstances. Refer to note 4 "Revenue" for further details.

Government Incentives and Grants

The Company receives incentives from federal, state and local governments in different regions of the world that primarily encourage the Company to establish, maintain, or increase investment, employment, or production in the regions. The Company accounts for government incentives as a reduction in the cost of the capital investment or a reduction of expense, based on the substance of the incentives received. Benefits are generally recorded when all conditions attached to the incentive have been met and there is reasonable assurance of receipt. The Company records capital-related incentives as a reduction to Property and equipment, net on the consolidated balance sheets and recognizes a reduction to depreciation and amortization expense over the useful life of the corresponding acquired asset. The Company records operating grants as a reduction to expense in the same line item on the consolidated statements of operations as the expenditure for which the grant is intended to compensate. Government incentives and grants transactions are not material to the Company's financial position, results of operations or cash flows.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, derivative instruments, and cash and cash equivalents.

Customer Credit Risk

The Company has an established customer credit policy, through which it manages customer credit exposures through credit evaluations, credit limit setting, monitoring, and enforcement of credit limits for new and existing customers. The Company performs ongoing credit evaluations of its customers' financial condition and makes provisions for doubtful accounts based on the outcome of those credit evaluations. The Company evaluates the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. To the extent the Company identifies exposures as a result of credit or customer evaluations, the Company also reviews other customer related exposures, including but not limited to inventory and related contractual obligations.

The following table summarizes the activity in the Company's allowance for doubtful accounts during fiscal years 2023, 2022 and 2021:

	Balance at Beginning of Year	Charges (Recoveries) to Costs and Expenses(1)	Deductions/ Write-Offs (2)	Balance at End of Year
		(In millions)		
Allowance for doubtful accounts:				
Year ended March 31, 2021	$ 96	$ 5	$ (40)	$ 61
Year ended March 31, 2022	61	(3)	(2)	56
Year ended March 31, 2023	56	3	(51)	8

(1) Charges and recoveries incurred during fiscal years 2023, 2022 and 2021 are primarily for costs and expenses or bad debt recoveries related to various distressed customers.

(2) Deductions and write-offs during fiscal year 2023 is primarily as a result of a settlement reached with a certain former customer.

No customer accounted for greater than 10% of the Company's net sales in fiscal years 2023, 2022 and 2021. No customer accounted for greater than 10% of the Company's total balance of accounts receivable, net as of fiscal year ended

March 31, 2023 and March 31, 2022. One customer within the Company's FAS segment accounted for approximately 11% of the Company's total balance of accounts receivable, net as of the fiscal year ended March 31, 2021.

The Company's ten largest customers accounted for approximately 34%, 34% and 36%, of its net sales in fiscal years 2023, 2022 and 2021, respectively.

Derivative Instruments

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Company with that counterparty. To manage counterparty risk, the Company limits its derivative transactions to those with recognized financial institutions. See additional discussion of derivatives in note 10.

Cash and Cash Equivalents

The Company maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world. The Company's investment portfolio, which consists of short-term bank deposits and money market accounts, is classified as cash equivalents on the consolidated balance sheets.

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at cost, which approximates fair market value, and are considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking accounts, money market funds and time deposits.

Cash and cash equivalents consisted of the following:

	As of March 31,	
	2023	2022
	(In millions)	
Cash and bank balances	$ 970	$ 679
Money market funds and time deposits	2,324	2,285
	$ 3,294	$ 2,964

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or net realizable value. The stated cost is comprised of direct materials, labor and overhead. The components of inventories, net of applicable lower of cost or net realizable value write-downs, were as follows:

	As of March 31,	
	2023	2022
	(In millions)	
Raw materials	$ 6,140	$ 5,290
Work-in-progress	709	602
Finished goods	681	688
	$ 7,530	$ 6,580

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recognized on a straight-line basis over the estimated useful lives of the related assets, with the exception of building leasehold improvements, which are depreciated over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment is comprised of the following:

	Depreciable Life (In Years)	As of March 31,	
		2023	2022
		(In millions)	
Machinery and equipment	2 - 10	$ 3,737	$ 3,540
Buildings	30	1,162	1,123
Leasehold improvements	Shorter of lease term or useful life of the improvement	590	564
Furniture, fixtures, computer equipment and software, and other	3 - 7	553	503
Land	—	124	113
Construction-in-progress	—	400	261
		6,566	6,104
Accumulated depreciation and amortization		(4,217)	(3,979)
Property and equipment, net		$ 2,349	$ 2,125

Total depreciation expense associated with property and equipment was approximately $414 million, $409 million and $422 million in fiscal years 2023, 2022 and 2021, respectively.

The Company reviews property and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is determined by comparing its carrying amount to the lowest level of identifiable projected undiscounted cash flows the property and equipment are expected to generate. An impairment loss is recognized when the carrying amount of property and equipment exceeds its fair value.

Deferred Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the carrying amount and the tax basis of existing assets and liabilities by applying the applicable statutory tax rate to such differences. Additionally, the Company assesses whether each income tax position is "more likely than not" of being sustained on audit, including resolution of related appeals or litigation, if any. For each income tax position that meets the "more likely than not" recognition threshold, the Company would then assess the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with the tax authority.

Accounting for Business and Asset Acquisitions

The Company has strategically pursued business and asset acquisitions, which are accounted for using the acquisition method of accounting. The fair value of the net assets acquired and the results of the acquired businesses are included in the Company's consolidated financial statements from the acquisition dates forward. The Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax liabilities, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the fair value of the identified assets and liabilities acquired is recognized as goodwill.

The Company estimates the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. Contingent consideration is recorded at fair value as of the date of the acquisition with subsequent adjustments recorded in earnings. Changes to valuation allowances on acquired deferred tax assets are recognized in the provision for, or benefit from, income taxes. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material effect on the Company's consolidated operating results or financial position.

Goodwill

The Company evaluates goodwill for impairment at the reporting unit level annually, and in certain circumstances such as a change in reporting units or whenever there are indications that goodwill might be impaired. The Company performed its annual goodwill impairment assessment on January 1, 2023 and as a result of the quantitative assessment of its goodwill, the Company determined that no impairment existed as of the date of the impairment test because the fair value of each one of its reporting units exceeded its respective carrying value.

Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which typically is measured based upon, among other factors, market valuations, market multiples for comparable companies as well as a discounted cash flow analysis. Certain of these approaches use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy and require management to make various judgmental assumptions about sales, operating margins, growth rates and discount rates which consider the Company's budgets, business plans and economic projections, and are believed to reflect market participant views. Some of the inherent estimates and assumptions used in determining fair value of the reporting units are outside the control of management, including interest rates, cost of capital, tax rates, market EBITDA comparables and credit ratings. While the Company believes it has made reasonable estimates and assumptions to calculate the fair value of the reporting units, it is possible a material change could occur. If the actual results are not consistent with management's estimates and assumptions used to calculate fair value, it could result in material impairments of the Company's goodwill.

If the recorded value of the assets, including goodwill, and liabilities ("net book value") of any reporting unit exceeds its fair value, an impairment loss may be required to be recognized.

The following table summarizes the activity in the Company's goodwill during fiscal years 2023 and 2022:

	FAS	FRS	Nextracker	Total
		(In millions)		
Balance at March 31, 2021	$ 371	$ 719	$ —	$ 1,090
Reporting unit reallocation	—	(204)	204	—
Acquisitions	—	272	—	272
Foreign currency translation adjustments	—	(20)	—	(20)
Balance at March 31, 2022	371	767	204	1,342
Acquisitions (1)	—	(2)	—	(2)
Foreign currency translation adjustments	—	3	—	3
Balance at March 31, 2023	$ 371	$ 768	$ 204	$ 1,343

(1) Represents purchase price adjustment for the acquisition of Anord Mardix in the fiscal year of 2023.

Other Intangible Assets

The Company's acquired intangible assets are subject to amortization over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. The Company reviewed the carrying value of its intangible assets as of March 31, 2023 and concluded that such amounts continued to be recoverable.

Intangible assets are comprised of customer-related intangible assets that include contractual agreements and customer relationships, and licenses and other intangible assets that are primarily comprised of licenses, patents and trademarks, and developed technologies. Generally, both customer-related intangible assets and licenses and other intangible assets are amortized on a straight-line basis, over a period of up to ten years. No residual value is estimated for any intangible assets. The fair value of the Company's intangible assets purchased through business combinations is determined based on management's estimates of cash flow and recoverability.

The components of acquired intangible assets are as follows:

	Weighted-Average Remaining Useful life (in Years)	As of March 31, 2023			As of March 31, 2022		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In millions)					
Intangible assets:							
Customer-related intangibles	6.5	$ 373	$ (204)	$ 169	$ 385	$ (157)	$ 228
Licenses and other intangibles	6.1	299	(152)	147	319	(136)	183
Total		$ 672	$ (356)	$ 316	$ 704	$ (293)	$ 411

Total intangible asset amortization expense recognized in operations during fiscal years 2023, 2022 and 2021 was $82 million, $68 million and $62 million, respectively. The gross carrying amounts of intangible assets are removed when fully amortized. During fiscal year 2023, the gross carrying amounts of fully amortized intangible assets totaled $14 million. The Company also recorded $15 million of foreign currency translation adjustments during fiscal year 2023, as the U.S. dollar fluctuated against foreign currencies for certain intangibles. The estimated future annual amortization expense for acquired intangible assets is as follows:

Fiscal Year Ending March 31,	**Amount**
	(In millions)
2024	$ 70
2025	63
2026	43
2027	36
2028	27
Thereafter	77
Total amortization expense	$ 316

The Company owns or licenses various United States and foreign patents relating to a variety of technologies. For certain of the Company's proprietary processes, inventions, and works of authorship, the Company relies on trade secret or copyright protection. The Company also maintains trademark rights (including registrations) for the Company's corporate name and several other trademarks and service marks that the Company uses in the Company's business in the United States and other countries throughout the world. The Company has implemented appropriate policies and procedures (including both technological means and training programs for the Company's employees) to identify and protect the Company's intellectual property, as well as that of the Company's customers and suppliers. As of March 31, 2023 and 2022, the carrying value of the Company's intellectual property was not material.

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the consolidated balance sheets at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is tested monthly using a regression analysis of the change in spot currency rates and the change in present value of the spot currency rates. The spot currency rates are discounted to present value using functional currency Inter-bank Offering Rates over the maximum length of the hedge period. The effective portion of changes in the fair value of the derivative instrument (excluding time value) is recognized in shareholders' equity as a separate component of accumulated other comprehensive income (loss), and recognized in the consolidated statements of operations when the hedged item affects earnings. Ineffective and excluded portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period. Cash receipts and cash payments related to derivative instruments are recorded in the same category as the cash flows from the items being hedged on the consolidated statements of cash flows. Additional information is included in note 10.

Investments

The Company has an investment portfolio that consists of strategic investments in privately held companies, and certain venture capital funds which are included within other assets. These privately held companies range from startups to more mature companies with established revenue streams and business models. As of March 31, 2023, and March 31, 2022, the Company's investments in non-consolidated companies totaled $115 million and $131 million, respectively.

The Company recognized $4 million of net equity in losses and $61 million of equity in earnings, associated with its equity method investments, in equity in earnings of unconsolidated affiliates on the consolidated statement of operations during fiscal years 2023 and 2022, respectively.

Non-consolidated investments in entities are accounted for using the equity method when the Company has an investment in common stock or in-substance common stock, and either (a) has the ability to significantly influence the operating decisions of the issuer, or (b) if the Company has a voting percentage generally equal to or greater than 20% but less than 50%, and for non-majority-owned investments in partnerships when generally greater than 5%. Cost method is used for investments where the Company does not have the ability to significantly influence the operating decisions of the investee, or if the Company's investment is in securities other than common stock or in-substance common stock.

The Company monitors these investments for impairment indicators and makes appropriate reductions in carrying values as required whenever events or changes in circumstances indicate that the assets may be impaired. The factors the Company considers in its evaluation of potential impairment of its investments include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, or factors that raise significant concerns about the investee's ability to continue as a going concern, such as negative cash flows from operation or working capital deficiencies. Fair values of these investments, when required, are estimated using unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy, and require management to make various judgmental assumptions primarily about comparable company multiples and discounted cash flow projections. Some of the inherent estimates and assumptions used in determining the fair value of the investments are outside the control of management. While the Company believes it has made reasonable estimates and assumptions to calculate the fair value of the investments, it is possible a material change could occur. If the actual results are not consistent with management's estimates and assumptions used to calculate fair value, it could result in material impairments of investments.

For investments accounted for under the cost method that do not have readily determinable fair values, the Company measures them at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Customer Working Capital Advances

Customer working capital advances were $2.3 billion and $1.4 billion, as of March 31, 2023 and 2022, respectively. The customer working capital advances are not interest-bearing, do not generally have fixed repayment dates and are generally reduced as the underlying working capital is consumed in production or the customer working capital advance agreement is terminated.

Other Current Liabilities

Other current liabilities include customer-related accruals of $313 million and $227 million as of March 31, 2023 and 2022, respectively.

Leases

The Company is a lessee with several non-cancellable operating leases, primarily for warehouses, buildings, and other assets such as vehicles and equipment. The Company determines if an arrangement is a lease at contract inception. A contract is a lease or contains a lease when (1) there is an identified asset, and (2) the Company has the right to control the use of the identified asset. The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date for the Company's operating leases. For operating leases, the lease liability is initially measured at the present value of the unpaid lease payments at the lease commencement date. The Company has elected the short-term lease recognition and measurement exemption for all classes of assets, which allows the Company to not recognize ROU assets and lease liabilities for leases with a lease term of 12 months or less and with no purchase option the Company is reasonably certain of exercising. The Company has also elected the practical expedient to account for the lease and non-lease components as a single lease component, for all classes of underlying assets. Therefore, the lease payments used to measure the lease liability include all of the fixed considerations in the contract. Lease payments included in the measurement of the lease liability comprise the following: fixed payments (including in-substance fixed payments), and variable payments that depend on an index or rate (initially measured using the index or rate at the lease commencement date). As the Company cannot determine the interest rate implicit in the lease for the Company's leases, the Company uses the Company's estimate of the incremental borrowing rate as of the commencement date in determining the present value of lease payments. The Company's estimated incremental borrowing rate is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

As of March 31, 2023 and 2022, current operating lease liabilities were $126 million and $132 million, respectively, which are included in other current liabilities on the consolidated balance sheets.

Restructuring Charges

The Company recognizes restructuring charges related to its plans to close or consolidate excess manufacturing facilities and rationalize administrative functions. In connection with these activities, the Company records restructuring charges for employee termination costs, long-lived asset impairment and other exit-related costs.

The recognition of restructuring charges requires the Company to make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent the Company's actual results differ from its estimates and assumptions, the Company may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. Such changes to previously estimated amounts may be material to the consolidated financial statements. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained, and the utilization of the provisions are for their intended purpose in accordance with developed restructuring plans. See note 16 for additional information regarding restructuring charges.

Recently Adopted Accounting Pronouncements

In December 2022, the FASB issued ASU 2022-06 "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848", which defers the sunset date of ASC 848 from December 31, 2022 to December 31, 2024. ASC 848 provides relief for companies preparing for the discontinuation of interest rates, such as LIBOR. Entities that apply ASC 848 can continue to do so until December 31, 2024. The Company adopted the guidance during the third quarter of fiscal year 2023 with an immaterial impact on its consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10 "Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance", which requires entities to provide disclosures on material government assistance transactions for annual reporting periods. The disclosures include information around the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity's financial statements and any significant terms and conditions of the agreements, including commitments and contingencies. The Company adopted the guidance during the fourth quarter of fiscal year 2023 with an immaterial impact on its consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05 "Leases (Topic 842): Lessors - Certain Leases with Variable Lease Payments", which requires a lessor to classify a lease with variable lease payments that don't depend on an index or a rate as an operating lease on the commencement date of the lease if specified criteria are met. The guidance is effective for the Company beginning in the first quarter of fiscal year 2023 with early adoption permitted. The Company adopted the guidance during the first quarter of fiscal year 2023 with an immaterial impact on its consolidated financial statements.

Recently Issued Accounting Pronouncements

In September 2022, the FASB issued ASU 2022-04 "Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations", which requires a buyer in a supplier finance program to disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. To achieve that objective, the buyer should disclose qualitative and quantitative information about its supplier finance programs. The amendments in this update do not affect the recognition, measurement, or financial statement presentation of obligations covered by supplier finance programs. The guidance is effective for the Company beginning in the first quarter of fiscal year 2024, except for the amendment on roll-forward information which is effective in fiscal year 2025, with early adoption permitted. The Company expects the new guidance will have an immaterial impact on its consolidated financial statements, and intends to adopt the guidance retrospectively when it becomes effective in the first quarter of fiscal year 2024.

3. LEASES

The Company has several commitments under operating leases for warehouses, buildings, and equipment. The Company also has a minimal number of finance leases with an immaterial impact on its consolidated financial statements. Leases have remaining lease terms ranging from approximately 1 year to 17 years.

The components of lease cost recognized were as follow (in millions):

Lease cost	Fiscal Year Ended	
	March 31, 2023	March 31, 2022
Operating lease cost	$ 151	$ 156

Amounts reported in the consolidated balance sheet as of the fiscal years ended March 31, 2023 and 2022 were (in millions, except weighted average lease term and discount rate):

	As of March 31, 2023	As of March 31, 2022
Operating Leases:		
Operating lease right of use assets	$ 608	$ 637
Operating lease liabilities	632	683
Weighted-average remaining lease term (In years)		
Operating leases	6.6	7.1
Weighted-average discount rate		
Operating leases	4.2 %	3.6 %

Other information related to leases was as follow (in millions):

	Fiscal Year Ended	
	March 31, 2023	March 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 151	$ 158
Right-of-use assets obtained in exchange for lease liabilities		
Operating Lease	$ 119	$ 78

Future lease payments under non-cancellable leases as of March 31, 2023 were as follows (in millions):

Fiscal Year Ended March 31,	Operating Leases
2024	$ 150
2025	130
2026	104
2027	86
2028	74
Thereafter	178
Total undiscounted lease payments	722
Less: imputed interest	90
Total lease liabilities	$ 632

Total rent expense amounted to $185 million, $180 million, and $180 million in fiscal years 2023, 2022 and 2021, respectively.

4. REVENUE

Revenue Recognition

The Company provides a comprehensive suite of services for its customers that range from advanced product design to manufacturing and logistics to after-sales services. The first step in its process for revenue recognition is to identify a contract with a customer. A contract is defined as an agreement between two parties that creates enforceable rights and obligations and can be written, verbal, or implied. The Company generally enters into master supply agreements ("MSAs") with its customers that provide the framework under which business will be conducted. This includes matters such as warranty, indemnification, transfer of title and risk of loss, liability for excess and obsolete inventory, pricing formulas, payment terms, etc., and the level of business under those agreements may not be guaranteed. In those instances, the Company bids on a program-by-program basis and typically receives customer purchase orders for specific quantities and timing of products. As a result, the Company considers its contract with a customer to be the combination of the MSA and the purchase order, or any other similar documents such as a statement of work, product addendum, emails or other communications that embody the commitment by the customer.

In determining the appropriate amount of revenue to recognize, the Company applies the following steps: (i) identifies the contracts with the customers; (ii) identifies performance obligations in the contracts; (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligations per the contracts; and (v) recognizes revenue when (or as) the Company satisfies a performance obligation. Further, the Company assesses whether control of the products or services promised under the contract are transferred to the customer at a point in time (PIT) or over time (OT). The Company is first required to evaluate whether its contracts meet the criteria for OT recognition. The Company has determined that for a portion of its contracts the Company is manufacturing products for which there is no alternative use (due to the unique nature of the customer-specific product and intellectual property restrictions) and the Company has an enforceable right to payment including a reasonable profit for work-in-progress inventory with respect to these contracts. For certain other contracts, the Company's performance creates and enhances an asset that the customer controls as the Company performs under the contract. As a result, revenue is recognized under these contracts OT based on the cost-to-cost method as it best depicts the transfer of control to the customer measured based on the ratio of costs incurred to date as compared to the total estimated costs at completion of the performance obligation. For all other contracts that do not meet these criteria, the Company recognizes revenue when it has transferred control of the related manufactured products which generally occurs upon delivery and passage of title to the customer.

Customer Contracts and Related Obligations

Certain of the Company's customer agreements include potential price adjustments which may result in variable consideration. These price adjustments include, but are not limited to, sharing of cost savings, committed price reductions, material margins earned over the period that are contractually required to be paid to the customers, rebates, refunds tied to performance metrics such as on-time delivery, and other periodic pricing resets that may be refundable to customers. The Company estimates the variable consideration related to these price adjustments as part of the total transaction price and recognizes revenue in accordance with the pattern applicable to the performance obligation, subject to a constraint. The Company constrains the amount of revenues recognized for these contractual provisions based on its best estimate of the amount which will not result in a significant reversal of revenue in a future period. The Company determines the amounts to be recognized based on the amount of potential refunds required by the contract, historical experience and other surrounding facts and circumstances. Often these obligations are settled with the customer in a period after shipment through various methods which include reduction of prices for future purchases, issuance of a payment to the customer, or issuance of a credit note applied against the customer's accounts receivable balance. In many instances, the agreement is silent on the settlement mechanism. Any difference between the amount accrued for potential refunds and the actual amount agreed to with the customer is recorded as an increase or decrease in revenue. These potential price adjustments are included as part of other current liabilities on the consolidated balance sheet and disclosed as part of customer-related accruals in note 2.

Performance Obligations

The Company derives its revenues primarily from manufacturing services, and to a lesser extent, from innovative design, engineering, and supply chain services and solutions.

A performance obligation is an implicitly or explicitly promised good or service that is material in the context of the contract and is both capable of being distinct (customer can benefit from the good or service on its own or together with other readily available resources) and distinct within the context of the contract (separately identifiable from other promises). The Company considers all activities typically included in its contracts, and identifies those activities representing a promise to transfer goods or services to a customer. These include, but are not limited to, design and engineering services, prototype products, tooling, etc. Each promised good or service with regards to these identified activities is accounted for as a separate performance obligation only if it is distinct - i.e., the customer can benefit from it on its own or together with other resources that are readily available to the customer. Certain activities on the other hand are determined not to constitute a promise to transfer goods or service, and therefore do not represent separate performance obligations for revenue recognition (e.g., procurement of materials and standard workmanship warranty).

A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of the Company's contracts have a single performance obligation as the promise to transfer the individual good or service is not separately identifiable from other promises in the contract and is, therefore, not distinct. Promised goods or services that are immaterial in the context of the contract are not separately assessed as performance obligations. In the event that more than one performance obligation is identified in a contract, the Company is required to allocate the transaction price between the performance obligations. The allocation would generally be performed on the basis of a relative standalone price for each distinct good or service. This standalone price most often represents the price that the Company would sell similar goods or services separately.

Contract Balances

A contract asset is recognized when the Company has recognized revenue, but not issued an invoice for payment. Contract assets are classified separately on the consolidated balance sheets and transferred to receivables when rights to payment become unconditional.

A contract liability is recognized when the Company receives payments in advance of the satisfaction of performance. Contract liabilities, identified as deferred revenue, were $885 million and $704 million as of March 31, 2023 and 2022, respectively, of which $795 million and $616 million, respectively, is included in deferred revenue and customer working capital advances under current liabilities.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated based on timing of transfer - point in time and over time for the fiscal years ended March 31, 2023, 2022 and 2021:

	Fiscal Year Ended March 31,					
	2023		2022		2021	
Timing of Transfer	(In millions)					
FAS						
Point in time	$	14,942	$	13,288	$	12,058
Over time		827		739		1,435
Total		15,769		14,027		13,493
FRS						
Point in time		12,004		9,904		7,667
Over time		729		699		1,828
Total		12,733		10,603		9,495
Nextracker						
Point in time		51		128		66
Over time		1,852		1,330		1,129
Total		1,903		1,458		1,195
Intersegment eliminations						
Point in time		(59)		(47)		(59)
Over time		—		—		—
Total		(59)		(47)		(59)
Flex						
Point in time		26,938		23,273		19,732
Over time		3,408		2,768		4,392
Total	$	30,346	$	26,041	$	24,124

5. SHARE-BASED COMPENSATION

Equity Compensation Plans

Flex historically maintains stock-based compensation plans at a corporate level. The Company's primary plan used for granting equity compensation awards is the Company's 2017 Equity Incentive Plan (the "2017 Plan"). During fiscal year 2023, Nextracker granted equity compensation awards to Nextracker employees under the First Amended and Restated 2022 Nextracker LLC Equity Incentive Plan (the "2022 Nextracker Plan"), which is administered by Nextracker, a majority owned subsidiary of the Company.

Share-Based Compensation Expense

The following table summarizes the Company's share-based compensation expense for all equity incentive plans:

	Fiscal Year Ended March 31,					
	2023		2022		2021	
	(In millions)					
Cost of sales	$	38	$	24	$	20
Selling, general and administrative expenses		95		67		59
Total share-based compensation expense	$	133	$	91	$	79

Cash flows resulting from excess tax benefits (tax benefits related to the excess of proceeds from employee exercises of share options over the share-based compensation cost recognized for those options) are classified as operating cash flows. During fiscal years 2023, 2022 and 2021, the Company did not recognize any excess tax benefits as an operating cash inflow.

The 2017 Equity Incentive Plan (the "2017 Plan")

As of March 31, 2023, the Company had approximately 11.8 million shares available for grant under the 2017 Plan. The Company no longer issues options to employees under the 2017 Plan. The number of outstanding and exercisable options are immaterial and the compensation cost related to options granted to employees under the 2017 Plan has been fully recognized as of March 31, 2023.

The Company also grants restricted share unit ("RSU") awards under its 2017 Plan. RSU awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Company. RSU awards generally vest in installments over a two to four-year period and unvested RSU awards are generally forfeited upon termination of employment.

Vesting for certain RSU awards is contingent upon both service and market conditions or both service and performance conditions.

As of March 31, 2023, the total unrecognized compensation cost related to unvested RSU awards under the 2017 Plan was approximately $162 million. These costs will be amortized generally on a straight-line basis over a weighted-average period of approximately 2.0 years. Approximately $14 million of the total unrecognized compensation cost is related to RSU awards granted to certain key employees whereby vesting is contingent on meeting certain market conditions. Approximately $9 million of the total unrecognized compensation cost is related to RSU awards granted to certain key employees whereby vesting is contingent on meeting certain performance conditions.

Determining Fair Value - RSU awards

Valuation and Amortization Method—The fair market value of RSU awards granted, other than those awards with a market condition, is the closing price of the Company's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period.

Determining Fair Value - RSU awards with service and market conditions

Valuation and Amortization Method—The Company estimates the fair value of RSU awards granted under the 2017 Plan whereby vesting is contingent on meeting certain market conditions using Monte Carlo simulation. This fair value is then amortized on a straight-line basis over the vesting period, which is the service period.

Expected volatility of Flex—Volatility used in a Monte Carlo simulation is derived from the historical volatility of Flex's stock price over a period equal to the service period of the RSU awards granted. The service period is three years for those RSU awards granted in fiscal years 2023, 2022, and 2021.

Average peer volatility—Volatility used in a Monte Carlo simulation is derived from the historical volatilities of Flex's peer companies for the RSU awards granted in fiscal years 2023 and 2022, and volatility used in a Monte Carlo simulation is derived from the historical volatility of the Standard and Poor's ("S&P") 500 index for the RSU awards granted in fiscal year 2021.

Average Peer Correlation—Correlation coefficients were used to model the movement of Flex's stock price relative to Flex's peer companies for the RSU awards granted in fiscal years 2023 and 2022, and correlation coefficients were used to model the movement of Flex's stock price relative to the S&P 500 index for the RSU awards granted in fiscal year 2021.

Expected Dividend—The Company has never paid dividends on its ordinary shares and accordingly the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate assumptions—The Company bases the risk-free interest rate used in the Monte Carlo simulation on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the RSU awards.

The fair value of the Company's RSU awards under the 2017 Plan, whereby vesting is contingent on meeting certain market conditions, for fiscal years 2023, 2022, and 2021 was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31,		
	2023	2022	2021
Expected volatility	49.0 %	54.6 %	52.8 %
Average peer volatility	41.4 %	39.8 %	35.9 %
Average peer correlation	0.4	0.4	0.7
Expected dividends	— %	— %	— %
Risk-free interest rate	3.0 %	0.3 %	0.3 %

Share-Based Awards Activity

Option activity for the 2017 Plan is immaterial for all periods presented.

Cash received from option exercises under the 2017 Plan, which was reflected within other financing activities in the consolidated statement of cash flows, was immaterial for fiscal years 2023, 2022, and 2021.

The following table summarizes the Company's RSU award activity under the 2017 Plan ("Price" reflects the weighted-average grant-date fair value):

	Fiscal Year Ended March 31,					
	2023		2022		2021	
	Shares	Price	Shares	Price	Shares	Price
Unvested RSU awards outstanding, beginning of fiscal year	17,019,559	$14.13	17,308,625	$11.14	16,050,640	$11.87
Granted (1)	8,416,650	18.22	7,276,643	18.48	10,982,109	11.04
Vested (1)	(9,229,198)	12.51	(5,933,605)	10.87	(5,520,005)	11.64
Forfeited	(858,396)	15.31	(1,632,104)	12.42	(4,204,119)	11.92
Unvested RSU awards outstanding, end of fiscal year	15,348,615	$16.79	17,019,559	$14.13	17,308,625	$11.14

(1) Included in the fiscal year 2023 amounts are 1.2 million of share bonus awards representing the number of awards achieved above target levels based on the achievement of certain market conditions for awards granted in the fiscal year 2020. These awards were issued and immediately vested in accordance with the terms and conditions of the underlying awards.

Of the 8.4 million unvested RSU awards granted in fiscal year 2023, approximately 6.1 million are plain-vanilla unvested RSU awards with no performance or market conditions with an average grant date price of $17.89 per share. Further, approximately 0.5 million of these unvested RSU awards granted in fiscal year 2023 represents the target amount of grants made to certain key employees whereby vesting is contingent on certain market conditions, with an average grant date fair value estimated to be $23.45 per award calculated using a Monte Carlo simulation. Vesting information for these shares is further detailed in the table below.

Of the 15.3 million unvested RSU awards outstanding under the 2017 Plan as of the fiscal year ended March 31, 2023, approximately 2.1 million unvested RSU awards represent the target amount of grants made to certain key employees whereby vesting is contingent on meeting certain market conditions summarized as follows:

Year of grant	Targeted number of awards as of March 31, 2023 (in shares)	Average grant date fair value (per share)	Range of shares that may be issued (1)		Assessment dates
			Minimum	Maximum	
Fiscal 2023	533,946	$ 23.45	—	1,067,892	June 2025
Fiscal 2022	378,588	25.86	—	757,176	June 2024
Fiscal 2021	1,168,426	15.03	—	2,336,852	June 2023
Totals	2,080,960			4,161,920	

(1) Vesting ranges from zero to 200% based on measurement of Flex's total shareholder return against Flex's peer companies for RSU awards granted in fiscal years 2023 and 2022 and based on measurement of Flex's total shareholder return against the Standard and Poor's ("S&P") 500 Composite Index for RSU awards granted in fiscal year 2021.

The Company will continue to recognize share-based compensation expense for awards with market conditions regardless of whether such awards will ultimately vest. During fiscal year 2023, 2.4 million shares vested in connection with the awards with market conditions granted in fiscal year 2020.

Approximately 0.5 million of these unvested RSU awards granted in fiscal year 2023 represents the target amount of grants made to certain key employees whereby vesting is contingent on certain performance conditions, with an average grant date price of $16.52 per share. Vesting information for these shares is further detailed in the table below.

Of the 15.3 million unvested RSU awards outstanding under the 2017 Plan as of the fiscal year ended March 31, 2023, approximately 0.9 million unvested RSU awards represent the target amount of grants made to certain key employees whereby vesting is contingent on meeting certain performance conditions summarized as follows:

| Year of grant | Targeted number of awards as of March 31, 2023 (in shares) | Average grant date fair value (per share) | Range of shares that may be issued (1) | | Assessment date |
			Minimum	Maximum	
Fiscal 2023	533,946	$ 16.52	—	1,067,892	Mar 2026
Fiscal 2022	378,586	$ 18.24	—	757,172	Mar 2025
Totals	912,532			1,825,064	

(1) Vesting ranges from zero to 200% based on performance of Flex's average earnings per share growth.

The total intrinsic value of RSU awards vested under all the Company's 2017 Plan was $148 million, $108 million and $69 million during fiscal years 2023, 2022 and 2021, respectively, based on the closing price of the Company's ordinary shares on the date vested.

The 2022 Nextracker Equity Incentive Plan

During fiscal year 2023, Nextracker awarded 5.7 million equity-based compensation awards to its employees under the 2022 Nextracker Plan, which included approximately 2.8 million options awards, 2.2 million RSU ("NRSU") awards and 0.7 million performance-based restricted share unit awards ("NPSU"). Out of the 0.7 million shares of NPSUs awarded, only 0.2 million shares met the criteria for a grant date under ASC 718 as of March 31, 2023. Vesting for the awards granted under the 2022 Nextracker Plan is contingent upon continued employee service and certain performance conditions, including a liquidity event such as the IPO. Upon the completion of the IPO, the awards were modified to vest in Class A common stock of Nextracker instead of common units of Nextracker LLC. Nextracker recorded $28 million of cumulative stock-based compensation expense following the IPO in fiscal year 2023. The incremental cost recognized resulting from the modification was immaterial in fiscal year 2023.

The fair value of the Company's awards granted under the 2022 Nextracker Plan was estimated based on the following assumptions:

	Fiscal year ended March 31, 2023
Expected volatility	65.0%
Expected dividends	—%
Risk-free interest rate	2.5% - 2.7%

The following table summarizes the options awards, NRSU awards and NPSU awards activity under the Nextracker 2022 Plan for the fiscal year ended March 31, 2023:

	Fiscal year ended March 31, 2023							
	Options (2)			NRSU			NPSU (3)		
	Shares	Weighted average fair value per share		Shares	Weighted average fair value per share		Shares	Weighted average fair value per share
Unvested awards outstanding, beginning of fiscal year	—	$	—	—	$	—	—	$	—
Granted	2,806,905		6.30	2,172,234		20.40	219,713		23.01
Vested	—		—	—		—	—		—
Forfeited (1)	(114,286)		6.30	(169,815)		20.40	—		—
Unvested awards outstanding, end of fiscal year	2,692,619	$	6.30	2,002,419	$	20.40	219,713	$	23.01

(1)   Awards forfeited due to employee terminations.

(2)   Vesting ranges from zero to 100% based on the achievement levels of Nextracker's compounded annual growth rate over the performance period.

(3)   Vesting ranges from zero to 200% based on the achievement levels of Nextracker's total shareholder return over the performance period.

As of March 31, 2023, total unrecognized compensation expense related to unvested awards under the 2022 Nextracker Plan was approximately $46 million, which is expected to be recognized over a weighted-average expected vesting period of 2.3 years.

6. EARNINGS PER SHARE

Basic earnings per share excludes dilution and is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the applicable periods.

Diluted earnings per share reflects the potential dilution from share-based compensation awards. The potential dilution from stock options exercisable into ordinary share equivalents and restricted share unit awards was computed using the treasury stock method based on the average fair market value of the Company's ordinary shares for the period.

The following table reflects the basic weighted-average ordinary shares outstanding and diluted weighted-average ordinary share equivalents used to calculate basic and diluted income per share:

	Fiscal Year Ended March 31,		
	2023	2022	2021
	(In millions, except per share amounts)		
Basic earnings per share attributable to the shareholders of Flex Ltd.			
Net income	$ 1,033	$ 940	$ 613
Net income attributable to noncontrolling interest and redeemable noncontrolling interest	240	4	—
Net income attributable to Flex Ltd.	$ 793	$ 936	$ 613
Shares used in computation:			
Weighted-average ordinary shares outstanding	454	476	499
Basic earnings per share	$ 1.75	$ 1.97	$ 1.23
Diluted earnings per share attributable to the shareholders of Flex Ltd.			
Net income	$ 1,033	$ 940	$ 613
Net income attributable to noncontrolling interest and redeemable noncontrolling interest	240	4	—
Net income attributable to Flex Ltd.	$ 793	$ 936	$ 613
Shares used in computation:			
Weighted-average ordinary shares outstanding	454	476	499
Weighted-average ordinary share equivalents from RSU awards (1)	8	7	7
Weighted-average ordinary shares and ordinary share equivalents outstanding	462	483	506
Diluted earnings per share	$ 1.72	$ 1.94	$ 1.21

_____

(1) An immaterial amount RSU awards during fiscal years 2023, 2022, and 2021, respectively were excluded from the computation of diluted earnings per share due to their anti-dilutive impact on the weighted average ordinary shares equivalents.

7. NONCONTROLLING INTEREST

Nextracker Inc.

In the fourth quarter of fiscal year 2023, Nextracker completed an IPO through a series of reorganization transactions that resulted in Nextracker having an Up-C structure.

Prior to the IPO, TPG Rise held preferred units representing an interest of 17.37% in the LLC. This was presented as a redeemable noncontrolling interest on Flex's consolidated balance sheets. TPG Rise received a pro-rated 5% annual preferred dividend on its investment for the period prior to the IPO. In connection with the IPO, all of the preferred units of the LLC were automatically converted into an equal number of common units of the LLC. TPG Rise and the Flex subsidiaries holding LLC common units also subscribed for an equal number of non-economic, voting Class B common shares of Nextracker Inc. The common units of the LLC, together with a corresponding number of shares of Class B common stock are exchangeable at any time at the option of the holder for shares of Nextracker Inc. Class A common stock on a one-for-one basis or for cash, at the option of Nextracker Inc. and upon such exchange, a corresponding number of such holder's Class B common stock will be cancelled. Following the IPO, the noncontrolling interest in Nextracker comprise the Class A common stock of Nextracker (31.8% of Nextracker's total common stock) and 6.77% respectively of Nextracker's Class B common stock and the LLC's common units, held by TPG Rise.

The LLC also made a distribution in an aggregate amount of $175 million in advance of the IPO. With respect to such distribution, $50 million was distributed to Flex and the remaining $125 million to Flex's subsidiaries and TPG Rise, pro-rata in relation to their respective holdings. $22 million of the $125 million was distributed to TPG Rise in relation to their preferred units and this distribution is presented within income attributable to noncontrolling interest in the consolidated statements of operations. The distribution was financed in part with net proceeds from a $150 million term loan under a credit agreement entered into by the LLC (the "2023 Credit Agreement"). Refer to note 9 for further discussion of our debt activities.

Flex recorded the noncontrolling interest in Nextracker as 38.6% of Nextracker's post IPO book value, with a corresponding offset to additional paid-in capital of Flex. On a subsequent measurement basis, the carrying value is adjusted for earnings attributable to the noncontrolling interest.

As of March 31, 2023 and 2022, noncontrolling interest was $355 million and zero, and redeemable noncontrolling interest was zero and $78 million, respectively. As a result of the IPO, the noncontrolling interest previously determined redeemable prior to the IPO did not exist as of March 31, 2023. Net income attributable to noncontrolling interest and redeemable noncontrolling interest was $240 million and $4 million in fiscal years 2023 and 2022, respectively.

8. SUPPLEMENTAL CASH FLOW DISCLOSURES

The following table represents supplemental cash flow disclosures and non-cash investing and financing activities:

	Fiscal Year Ended March 31,		
	2023	**2022**	**2021**
	(In millions)		
Net cash paid for:			
Interest	$ 227	$ 169	$ 147
Income taxes	124	122	105
Non-cash investing and financing activity:			
Unpaid purchases of property and equipment	$ 184	$ 126	$ 102
Pre-IPO paid-in-kind dividend to redeemable noncontrolling interest	21	4	—
Finance lease for Bright Machines assets	—	—	4

9. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt are as follows:

	Maturity Date	As of March 31,	
		2023	**2022**
		(In millions)	
5.000% Notes ("2023 Notes") (1)(2)(3)	February 2023	$ —	$ 500
4.750% Notes ("2025 Notes") (1)(2)	June 2025	599	598
3.750% Notes ("2026 Notes") (1)(2)	February 2026	686	690
6.000% Notes ("2028 Notes") (1)(2)(3)	January 2028	396	—
4.875% Notes ("2029 Notes") (1)(2)	June 2029	658	659
4.875% Notes ("2030 Notes") (1)(2)	May 2030	685	690
Euro Term Loans (4)	December 2023	—	389
JPY Term Loan (5)	April 2024	253	273
Delayed Draw Term Loan (6)	November 2023	150	—
Nextracker Term Loan (7)	February 2028	150	—
3.600% HUF Bonds (8)	December 2031	284	301
India Facilities (9)	May 2023 and June 2023	—	84
Other		1	31
Debt issuance costs		(21)	(18)
		3,841	4,197
Current portion, net of debt issuance costs		(150)	(949)
Non-current portion		$ 3,691	$ 3,248

(1) The notes are carried at the principal amount of each note, less any unamortized discount or premium and unamortized debt issuance costs.

(2) The notes are the Company's senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations.

(3) In December 2022, the Company issued $400 million of 6.000% Notes due 2028. The Company received proceeds of approximately $396 million, net of discount, from the issuance which were used, together with cash on hand, for general corporate purposes, which included redeeming its 2023 notes in December 2022, and for working capital requirements.

(4) In December 2021, the Company borrowed €350 million under a 1-year term loan agreement. The proceeds of the term loan were used to refinance certain other outstanding debt and for other general corporate purposes. During fiscal year 2023, the Company repaid all outstanding Euro term loans.

(5) In April 2019, the Company entered into a JPY 33.5 billion term loan agreement at three-month TIBOR plus 0.430%, which was then swapped to U.S. dollars. The term loan, which is subject to quarterly interest payments, was used to fund general operations and refinance certain other outstanding debt.

(6) In September 2022, the Company entered into a $450 million delayed draw term loan credit agreement, under which $300 million was repaid during fiscal year 2023, and $150 million of borrowings was outstanding as of March 31, 2023. Borrowings under the delayed draw term loan may be used for working capital, capital expenditures, refinancing of current debt, and other general corporate purposes. Interest is based on either (a) a Term SOFR-based formula plus a margin of 100.0 basis points to 162.5 basis points, depending on the Company's credit ratings, or (b) a Base Rate (the greatest of the agent's prime rate, the federal funds rate plus 0.50%, and the Term SOFR plus 1.00%) formula plus a margin of 0.0 basis point to 62.5 basis points, depending on the Company's credit ratings.

(7) In February 2023, Nextracker LLC borrowed $150 million under a five-year term loan credit facility to finance the cash distribution in connection with the initial public offering of the Nextracker Inc. $3 million in debt issuance costs were incurred to obtain the term loan financing. The Nextracker term loan requires quarterly principal payments beginning on June 30, 2024 in an amount equal to 0.625% of the original aggregate principal amount of the Nextracker term loan. From June 30, 2025, the quarterly principal payment will increase to 1.25% of the original aggregate principal amount of the Nextracker term loan. The remaining balance of the Nextracker term loan will be repayable on February 11, 2028. The interest rate of the Nextracker term loan is 5.12% (SOFR rate of 3.49% plus a margin of 1.63%).

(8) In December 2021, the Company issued HUF 100 billion (approximately $284 million as of March 31, 2023) in aggregate principal amount of bonds under the National Bank of Hungary's Bond Funding for Growth Scheme. The bonds are unsecured and unsubordinated obligations of the Company and rank equally with all of the Company's other existing and future unsecured and unsubordinated obligations. The outstanding principal amount of the bonds bear interest at 3.60% per annum. The proceeds of the bonds were used for general corporate purposes.

(9) In July 2018, a subsidiary of the Company entered into a $200 million term loan facility (the "India Facilities"). The India Facility was used to fund capital expenditures to support the Company's expansion plans for India. The Company repaid all outstanding borrowings during fiscal year 2023.

Revolving Credit Facilities:

In July 2022, the Company entered into a new $2.5 billion credit agreement which matures in July 2027 (the "2027 Credit Facility") and consists of a $2.5 billion revolving credit facility with a sub-limit of $360 million available for swing line loans, and a sub-limit of $175 million available for the issuance of letters of credit. The 2027 Credit Facility replaced the previous $2.0 billion revolving credit facility, which was due to mature in January 2026. As of March 31, 2023 and 2022, no borrowings were outstanding.

Borrowings under the 2027 Credit Facility bear interest, at the Company's option, either at (i) the Base Rate, plus 1.0%; plus, an applicable margin ranging from 0.125% to 0.750% per annum, based on the Company's credit ratings or (ii) Term SOFR (or (x) the "Alternative Currency Term Rate", which is defined as, depending on the applicable currency at issue, either the Euro Interbank Offered Rate, Tokyo Interbank Offer Rate, or such other term rate per annum as designated with respect to such alternative currency or (y) the "Alternative Currency Daily Rate", which is defined as, in the case of Sterling, the rate per annum equal to Sterling Overnight Index Average, and for any other alternative currency, such other term rate per annum as designated with respect to such alternative currency) plus the applicable margin for Term SOFR rate (or the Alternative Currency Term Rate) loans ranging between 1.125% and 1.750% per annum, based on the Company's credit ratings, plus an adjustment for Term SOFR loans of 0.10% per annum and an adjustment for Sterling Overnight Index Average loans of 0.0326% per annum. Interest on the outstanding borrowings is payable, (i) in the case of borrowings at the Base Rate, on the last business day of March, June, September and December of each calendar year and the maturity date, (ii) in the case of borrowings at the Term SOFR rate (or the Alternative Currency Term Rate), on the last day of the applicable interest period selected by the Company, which date shall be no later than the last day of every third month and the maturity date and (iii) in the case of borrowings at the Alternative Currency Daily Rate, on the last day of each calendar month and the maturity date. The Company is required to pay a quarterly commitment fee on the unutilized portion of the revolving credit commitments under the 2027 Credit Facility ranging from 0.125% to 0.275% per annum, based on the Company's credit ratings. The Company is also required to pay letter of credit usage fees ranging from 1.125% to 1.750% per annum (based on the Company's credit ratings) on the amount of the daily average outstanding letters of credit and a fronting fee of 0.125% per annum on the undrawn and unexpired amount of each letter of credit.

Under the 2027 Credit Facility, the interest rate margins, commitment fee and letter of credit usage fee are subject to upward or downward adjustments if the Company achieves, or fails to achieve, certain specified sustainability targets with respect to workplace safety and greenhouse gas emissions. Such upward or downward sustainability adjustments may be up to 0.05% per annum in the case of the interest rate margins and letter of credit usage fee and up to 0.01% per annum in the case of the commitment fee.

In February 2023, Nextracker Inc., and the LLC, as the borrower, entered into a senior credit facility with a syndicate of banks (the "2023 Credit Agreement") comprised of (i) a term loan in the aggregate principal amount of $150 million (the "Term Loan"), and (ii) a revolving credit facility in an aggregate principal amount of $500 million (the "RCF"). The LLC borrowed $150 million under the Term Loan, and used the proceeds to finance, in part, the Distribution. The RCF is available in U.S. dollars, euros and such currencies as mutually agreed on a revolving basis during the five-year period through February 11, 2028 and is available to fund working capital and other general corporate purposes. A portion of the RCF not to exceed $300 million is available for the issuance of letters of credit. A portion of the RCF not to exceed $50 million is available for swing line loans.

Borrowings in U.S. dollars under the 2023 Credit Agreement bear interest at a rate based on either (a) a term secured overnight financing rate ("SOFR") based formula (including a credit spread adjustment of 10 basis points) plus a margin of 162.5 basis points to 200 basis points, depending on the LLC's total net leverage ratio, or (b) a Base Rate formula plus a margin of 62.5 basis point to 100 basis points, depending on the LLC's total net leverage ratio. Borrowings under the RCF in euros will bear interest based on the adjusted EURIBOR rate plus a margin of 162.5 basis points to 200 basis points, depending on the LLC's total net leverage ratio. The LLC will also be required to pay a quarterly commitment fee on the undrawn portion of the

RCF of 20 basis points to 35 basis points, depending on the LLC's total net leverage ratio. The interest rate for the Term Loan is 5.12% (SOFR rate of 3.49% plus a margin of 1.63%).

The 2023 Credit Agreement contains certain affirmative and negative covenants that, among other things and subject to certain exceptions, limit the ability of the LLC and its restricted subsidiaries to incur additional indebtedness or liens, to dispose of assets, change their fiscal year or lines of business, pay dividends and other restricted payments, make investments and other acquisitions, make optional payments of subordinated and junior lien debt, enter into transactions with affiliates and enter into restrictive agreements. In addition, the 2023 Credit Agreement requires the LLC to maintain a maximum consolidated total net leverage ratio.

As of March 31, 2023, the Company and certain of its subsidiaries had various uncommitted revolving credit facilities, lines of credit and other credit facilities in the amount of $317 million in the aggregate. There were no borrowings outstanding under these facilities as of March 31, 2023 and 2022. These unsecured credit facilities, and lines of credit and other credit facilities bear annual interest at the respective country's inter-bank offering rate, plus an applicable margin.

Debt Covenants:

Borrowings under the Company's debt agreements are subject to various covenants that limit the Company's ability to incur additional indebtedness, sell assets, effect mergers and certain transactions, and effect certain transactions with subsidiaries and affiliates. In addition, the 2027 Credit Facility, and the Delayed Draw Term Loan also require that the Company maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum interest coverage ratio. The Company is also subject to certain covenants requiring the Company to offer to repurchase the 2025 Notes, 2026 Notes, 2028 Notes, 2029 Notes, and 2030 Notes (collectively the "Notes") upon a change of control. As of March 31, 2023 and 2022, the Company was in compliance with its debt covenants.

The weighted-average interest rates for the Company's long-term debt were 4.7% and 4.0% as of March 31, 2023 and 2022, respectively.

Scheduled repayments of the Company's bank borrowings and long-term debt are as follows:

Fiscal Year Ending March 31,	Amount
	(In millions)
2024	$ 150
2025	253
2026	1,285
2027	—
2028	546
Thereafter	1,628
Total	$ 3,862

10. FINANCIAL INSTRUMENTS

Foreign Currency Contracts

The Company transacts business in various foreign countries and is therefore exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and monetary assets and liabilities denominated in non-functional currencies. The Company has established risk management programs to protect against volatility in the value of non-functional currency denominated monetary assets and liabilities, and of future cash flows caused by changes in foreign currency exchange rates. The Company tries to maintain a partial or fully hedged position for certain transaction exposures, which are primarily, but not limited to, forecasted sales and cost of sales, and monetary assets and liabilities in currencies other than the functional currency of the operating entity. The Company enters into short-term and long-term foreign currency derivative contracts, including forward, swap, and option contracts to hedge only those currency exposures associated with certain assets and liabilities, primarily accounts receivable, accounts payable, debt, and cash flows denominated in non-functional currencies. Gains and losses on the Company's derivative contracts are designed to offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Company to risk of significant accounting losses. The Company hedges committed exposures and does not engage in speculative transactions. The credit risk of these derivative contracts is minimized since the contracts are with large financial institutions and accordingly, fair value adjustments related to the credit risk of the counterparty financial institution were not material.

As of March 31, 2023, the aggregate notional amount of the Company's outstanding foreign currency derivative contracts was $11.1 billion as summarized below:

Currency	Notional Contract Value in USD	
	Buy	Sell
	(In millions)	
Cash Flow Hedges		
HUF	$ 418	$ —
JPY	300	—
MXN	448	
Other	641	69
	1,807	69
Other Foreign Currency Contracts		
CNY	677	89
EUR	2,273	2,466
GBP	289	323
MXN	595	452
MYR	437	243
Other	779	609
	5,050	4,182
Total Notional Contract Value in USD	$ 6,857	$ 4,251

As of March 31, 2023 and 2022, the fair value of the Company's short-term foreign currency contracts was included in other current assets or other current liabilities, as applicable, in the consolidated balance sheets. Certain of these contracts are designed to economically hedge the Company's exposure to monetary assets and liabilities denominated in a non-functional currency and are not accounted for as hedges under the accounting standards. Accordingly, changes in the fair value of these instruments are recognized in earnings during the period of change as a component of other charges (income), net in the consolidated statements of operations. The Company also has included net deferred gains and losses in accumulated other comprehensive loss, a component of shareholders' equity in the consolidated balance sheets, relating to changes in fair value of its foreign currency contracts that are accounted for as cash flow hedges. Deferred losses were immaterial as of March 31, 2023, and are expected to be recognized primarily as a component of cost of sales in the consolidated statement of operations primarily over the next twelve-month period, except for the USD JPY cross currency swap and the USD HUF cross currency swaps, which are further discussed below.

The Company entered into a USD JPY cross currency swap in April 2019 to hedge the foreign currency risk on the JPY term loan due April 2024, and the fair value of the cross currency swap was included in current and long-term other liabilities as of March 31, 2023, and March 31, 2022, respectively. The Company entered into USD HUF cross currency swaps in December 2021 to hedge the foreign currency risk on the HUF bonds due December 2031, and the fair value of the cross currency swaps was included in other current assets and long-term other liabilities as of March 31, 2023, and March 31, 2022, respectively. The changes in fair value of the USD JPY cross currency swap and the USD HUF cross currency swaps are reported in accumulated other comprehensive loss. In addition, corresponding amounts are reclassified out of accumulated other comprehensive loss to other charges (income), net to offset the remeasurements of the underlying JPY loan principal and HUF bond principal, which also impact the same line.

The following table presents the fair value of the Company's derivative instruments utilized for foreign currency risk management purposes at March 31, 2023 and 2022:

		Fair Values of Derivative Instruments					
	Asset Derivatives				Liability Derivatives		
		Fair Value				Fair Value	
	Balance Sheet Location	March 31, 2023	March 31, 2022	Balance Sheet Location	March 31, 2023	March 31, 2022	
		(In millions)					
Derivatives designated as hedging instruments							
Foreign currency contracts	Other current assets	$ 46	$ 22	Other current liabilities	$ 22	$ 35	
Foreign currency contracts	Other assets	—	—	Other liabilities	88	61	
Derivatives not designated as hedging instruments							
Foreign currency contracts	Other current assets	$ 26	$ 21	Other current liabilities	$ 19	$ 26	

The Company has financial instruments subject to master netting arrangements, which provide for the net settlement of all contracts with certain counterparties. The Company does not offset fair value amounts for assets and liabilities recognized for derivative instruments under these arrangements, as such, the asset and liability balances presented in the table above reflect the gross amounts of derivatives in the consolidated balance sheets. The impact of netting derivative assets and liabilities is not material to the Company's financial position for any of the periods presented.

11. ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in accumulated other comprehensive loss by component, net of tax, during fiscal years ended March 31, 2023, 2022 and 2021 are as follows:

	Unrealized loss on derivative instruments and other	Foreign currency translation adjustments	Total
	(In millions)		
Beginning balance on March 31, 2020	$ (82)	$ (133)	$ (215)
Other comprehensive gain before reclassifications	48	56	104
Net gains reclassified from accumulated other comprehensive loss	(8)	—	(8)
Net current-period other comprehensive gain	40	56	96
Ending balance on March 31, 2021	$ (42)	$ (77)	$ (119)
Other comprehensive loss before reclassifications	(49)	(44)	(93)
Net losses reclassified from accumulated other comprehensive loss	25	5	30
Net current-period other comprehensive loss	(24)	(39)	(63)
Ending balance on March 31, 2022	$ (66)	$ (116)	$ (182)
Other comprehensive loss before reclassifications	(25)	(67)	(92)
Net losses reclassified from accumulated other comprehensive loss	77	3	80
Net current-period other comprehensive gain (loss)	52	(64)	(12)
Ending balance on March 31, 2023	$ (14)	$ (180)	$ (194)

Substantially all unrealized gains and losses relating to derivative instruments and other, reclassified from accumulated other comprehensive loss for the fiscal year 2023 were reclassified out of accumulated other comprehensive loss to other charges (income), net and cost of sales in the consolidated statement of operations, which primarily relate to the Company's foreign currency contracts accounted for as cash flow hedges. Net (gains) losses reclassified from accumulated other comprehensive loss were $80 million and $30 million loss during fiscal year 2023 and 2022, respectively, and were immaterial during fiscal year 2021.

The tax impact to other comprehensive loss was immaterial for all periods presented.

12. TRADE RECEIVABLES SECURITIZATION

The Company sells trade receivables under two asset-backed securitization programs and an accounts receivable factoring program.

Asset-Backed Securitization Programs

The Company maintains asset-backed securitization programs (the "ABS Programs") under which it has the ability to sell pools of trade receivables to affiliated special purpose entities, each of which in turn can sell the receivables to unaffiliated financial institutions, based on the Company's requirements. Under these programs, the entire purchase price of sold receivables are paid in cash. The ABS Programs contain guarantees of payment by the special purpose entities, in amounts equal to approximately the net cash proceeds under the programs, and are collateralized by certain receivables held by the special purpose entities. The fair value of the guarantee obligation was zero as of both March 31, 2023 and March 31, 2022.

Following the transfer of the receivables to the special purpose entities, the transferred receivables are legally isolated from the Company and its affiliates. Upon the sale of the receivables from the special purpose entities to the unaffiliated financial institutions, the receivables are derecognized from our consolidated balance sheet as effective control of the transferred receivables is passed to the unaffiliated financial institutions, which have the right to pledge or sell the receivables. Accounts receivable balances sold under the ABS Programs are included as cash provided by operating activities in the consolidated statement of cash flow. Although the special purpose entities are consolidated by the Company, they are separate corporate entities and their assets are available first to satisfy the claims of their creditors.

As of March 31, 2023 and March 31, 2022, no accounts receivable were sold under the ABS programs.

For the fiscal year ended March 31, 2021, cash flows from sales of receivables from the special purpose entities to unaffiliated financial institutions during fiscal year 2021 totaled approximately $0.6 billion.

Trade Accounts Receivable Sale Programs

The Company also sells accounts receivables to certain third-party banking institutions under factoring programs. The outstanding balance of receivables sold and not yet collected on accounts where the Company has continuing involvement was approximately $0.8 billion and $0.6 billion as of March 31, 2023 and 2022, respectively. For the fiscal years ended March 31, 2023, 2022 and 2021, total accounts receivable sold to certain third party banking institutions was approximately $3.5 billion, $1.6 billion and $0.8 billion, respectively. The receivables that were sold were removed from the consolidated balance sheets and the cash received was included as cash provided by operating activities in the consolidated statements of cash flows.

13. FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability. The accounting guidance for fair value establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

Level 1 - Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities. There were no balances classified as level 1 in the fair value hierarchy as of March 31, 2023.

Level 2 - Applies to assets or liabilities for which there are inputs other than quoted prices included within level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets) such as cash and cash equivalents and money market funds; or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

The Company values foreign exchange forward contracts using level 2 observable inputs which primarily consist of an income approach based on the present value of the forward rate less the contract rate multiplied by the notional amount.

The Company's cash equivalents include bank time deposits and money market funds, which are valued using level 2 inputs, such as interest rates and maturity periods. Due to their short-term nature, their carrying amount approximates fair value.

The Company has deferred compensation plans for its officers and certain other employees. Amounts deferred under the plans are invested in hypothetical investments selected by the participant or the participant's investment manager. The Company's deferred compensation plan assets are included in other assets on the consolidated balance sheets and include money market funds, mutual funds, corporate and government bonds and certain convertible securities that are valued using prices obtained from various pricing sources. These sources price these investments using certain market indices and the performance of these investments in relation to these indices. As a result, the Company has classified these investments as level 2 in the fair value hierarchy.

Level 3 - Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

There were no transfers between levels in the fair value hierarchy during fiscal years 2023 and 2022.

Financial Instruments Measured at Fair Value on a Recurring Basis

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of March 31, 2023 and 2022:

	Fair Value Measurements as of March 31, 2023			
	Level 1	Level 2	Level 3	Total
	(In millions)			
Assets:				
Money market funds and time deposits (Note 2)	$ —	$ 2,324	$ —	$ 2,324
Foreign currency contracts (Note 10)	—	72	—	72
Deferred compensation plan assets:				
Mutual funds, money market accounts and equity securities	—	37	—	37
Liabilities:				
Foreign currency contracts (Note 10)	$ —	$ (129)	$ —	$ (129)

	Fair Value Measurements as of March 31, 2022			
	Level 1	Level 2	Level 3	Total
	(In millions)			
Assets:				
Money market funds and time deposits (Note 2)	$ —	$ 2,285	$ —	$ 2,285
Foreign currency contracts (Note 10)	—	43	—	43
Deferred compensation plan assets:				
Mutual funds, money market accounts and equity securities	—	39	—	39
Liabilities:				
Foreign currency contracts (Note 10)	$ —	$ (122)	$ —	$ (122)

Other financial instruments

The following table presents the Company's major debts not carried at fair value as of March 31, 2023 and 2022:

	As of March 31, 2023		As of March 31, 2022		Fair Value Hierarchy
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	
	(In millions)		(In millions)		
5.000% Notes due February 2023	$ —	$ —	$ 500	$ 511	Level 1
JPY Term Loan due April 2024 - three-month TIBOR plus 0.430%	253	253	273	273	Level 2
4.750% Notes due June 2025	599	590	598	615	Level 1
3.750% Notes due February 2026	686	657	690	690	Level 1
6.000% Notes due January 2028	396	399	—	—	Level 1
4.875% Notes due June 2029	658	631	659	687	Level 1
4.875% Notes due May 2030	685	661	690	713	Level 1
Euro Term Loans	—	—	389	389	Level 2
Delayed Draw Term Loan	150	150	—	—	Level 2
Nextracker Term Loan	150	150	—	—	Level 2
3.600% HUF Bonds due December 2031	284	196	301	301	Level 2
India Facilities	—	—	84	84	Level 2

The Notes due June 2025, February 2026, January 2028, June 2029 and May 2030 are valued based on broker trading prices in active markets. HUF Bonds are valued based on the broker trading prices in an inactive market.

The JPY Term Loan due April 2024, Delayed Draw Term Loan, and Nextracker Term Loan bear interest at floating interest rates, and therefore, as of March 31, 2023, the carrying amounts approximate fair values.

14. COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2023 and 2022, the gross carrying amount and associated accumulated depreciation of the Company's property and equipment financed under finance leases, and the related obligations was not material. The Company also leases certain of its facilities and equipment under non-cancelable operating leases. These operating leases expire in various years through 2040. Refer to note 3 for additional details on the minimum lease payments.

Litigation and other legal matters

In connection with the matters described below, the Company has accrued for loss contingencies where it believes that losses are probable and estimable. Although it is reasonably possible that actual losses could be in excess of the Company's accrual, the Company is unable to estimate a reasonably possible loss or range of loss in excess of its accrual, due to various reasons, including, among others, that: (i) the proceedings are in early stages or no claims have been asserted, (ii) specific damages have not been sought in all of these matters, (iii) damages, if asserted, are considered unsupported and/or exaggerated, (iv) there is uncertainty as to the outcome of pending appeals, motions, or settlements, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues or unsettled legal theories presented. Any such excess loss could have a material effect on the Company's results of operations or cash flows for a particular period or on the Company's financial condition.

In addition, the Company provides design and engineering services to its customers and also designs and makes its own products. As a consequence of these activities, its customers are requiring the Company to take responsibility for intellectual property to a greater extent than in its manufacturing and assembly businesses. Although the Company believes that its intellectual property assets and licenses are sufficient for the operation of its business as it currently conducts it, from time to time third parties do assert patent infringement claims against the Company or its customers. If and when third parties make assertions regarding the ownership or right to use intellectual property, the Company could be required to either enter into licensing arrangements or to resolve the issue through litigation. Such license rights might not be available to the Company on commercially acceptable terms, if at all, and any such litigation might not be resolved in the Company's favor. Additionally,

litigation could be lengthy and costly and could materially harm the Company's financial condition regardless of the outcome. The Company also could be required to incur substantial costs to redesign a product or re-perform design services.

From time to time, the Company enters into intellectual property licenses (e.g., patent licenses and software licenses) with third parties which obligate the Company to report covered behavior to the licensor and pay license fees to the licensor for certain activities or products, or that enable the Company's use of third-party technologies. The Company may also decline to enter into licenses for intellectual property that it does not think is useful for or used in its operations, or for which its customers or suppliers have licenses or have assumed responsibility. Given the diverse and varied nature of its business and the location of its business around the world, certain activities the Company performs, such as providing assembly services in China and India, may fall outside the scope of those licenses or may not be subject to the applicable intellectual property rights. The Company's licensors may disagree and claim royalties are owed for such activities. In addition, the basis (e.g., base price) for any royalty amounts owed are audited by licensors and may be challenged. Some of these disagreements may lead to claims and litigation that might not be resolved in the Company's favor. Additionally, litigation could be lengthy and costly and could materially harm the Company's financial condition regardless of the outcome.

One of the Company's Brazilian subsidiaries has received assessments for certain sales and import taxes. There were originally six tax assessments totaling the updated amount inclusive of interest and penalties of 419 million Brazilian reals (approximately USD $81 million based on the exchange rate as of March 31, 2023). The Company successfully defeated one of the six assessments in September 2019 (totaling approximately 61 million Brazilian reals or USD $12 million). The Company successfully defeated another three of the assessments in September 2022 (totaling the updated amount inclusive of interest and penalties of approximately 261 million Brazilian reals or USD $51 million), each of which remains subject to appeal. The Company was unsuccessful at the administrative level for one of the assessments and filed an annulment action in federal court in Brasilia, Brazil on March 23, 2020; the updated value of that assessment inclusive of interest and penalties is 41 million Brazilian reals (approximately USD $8 million). One of the assessments remains in the review process at the administrative level. The Company believes there is no legal basis for any of these assessments and that it has meritorious defenses. The Company will continue to vigorously oppose all of these assessments, as well as any future assessments. The Company does not expect final judicial determination on any of these claims in the near future.

On February 14, 2019, the Company submitted an initial notification of voluntary disclosure to the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC") regarding possible noncompliance with U.S. economic sanctions requirements among certain non-U.S. Flex-affiliated operations. On September 28, 2020, the Company made a submission to OFAC that completed the Company’s voluntary disclosure based on the results of an internal investigation regarding the matter. On June 11, 2021, the Company notified OFAC that it had identified possible additional relevant transactions at one non-U.S. Flex-affiliated operation. The Company submitted an update to OFAC on November 16, 2021 reporting on the results of its review of those transactions. The Company intends to continue to cooperate fully with OFAC in this matter going forward. Nonetheless, it is reasonably possible that the Company could be subject to penalties that could have a material adverse effect on the Company’s financial position, results of operations or cash flows.

A foreign Tax Authority (“Tax Authority”) has assessed a cumulative total of approximately $167 million in taxes owed for multiple Flex legal entities within its jurisdiction for various fiscal years ranging from fiscal year 2010 through fiscal year 2019. The assessed amounts related to the denial of certain deductible intercompany payments. The Company disagrees with the Tax Authority’s assessments and is actively contesting the assessments through the administrative and judicial processes.

As the final resolution of the above outstanding tax item remains uncertain, the Company continues to provide for the uncertain tax positions based on the more likely than not standard. While the resolution of the issues may result in tax liabilities, interest and penalties, which may be significantly higher than the amounts accrued for these matters, management currently believes that the resolution will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

In addition to the matters discussed above, from time to time, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management expects that any losses that are probable or reasonably possible of being incurred as a result of these matters, which are in excess of amounts already accrued in the Company’s consolidated balance sheets, would not be material to the financial statements as a whole.

15. INCOME TAXES

The domestic (Singapore) and foreign components of income before income taxes were comprised of the following:

| | Fiscal Year Ended March 31, | | |
	2023	2022	2021
	(In millions)		
Domestic	$ 99	$ 352	$ 242
Foreign	875	693	472
Total	$ 974	$ 1,045	$ 714

The provision for income taxes consisted of the following:

| | Fiscal Year Ended March 31, | | |
	2023	2022	2021
	(In millions)		
Current:			
Domestic	$ 6	$ 3	$ 1
Foreign	136	146	105
	142	149	106
Deferred:			
Domestic	1	—	1
Foreign	(202)	(44)	(6)
	(201)	(44)	(5)
Provision for (benefit from) income taxes	$ (59)	$ 105	$ 101

The domestic statutory income tax rate was approximately 17.0% in fiscal years 2023, 2022 and 2021. The reconciliation of the income tax expense expected based on domestic statutory income tax rates to the expense for income taxes included in the consolidated statements of operations is as follows:

| | Fiscal Year Ended March 31, | | |
	2023	2022	2021
	(In millions)		
Income taxes based on domestic statutory rates	$ 166	$ 178	$ 121
Effect of jurisdictional tax rate differential	5	(114)	(82)
Change in unrecognized tax benefit	(7)	12	11
Change in valuation allowance	(47)	12	35
Foreign exchange movement on prior year taxes recoverable	4	(9)	5
Tax impacts related to sale of Nextracker	16	13	—
APB23 tax liability	—	1	1
Restructuring of Nextracker LLC interest	(195)	—	—
Other	(1)	12	10
Provision for (benefit from) income taxes	$ (59)	$ 105	$ 101

A number of countries in which the Company is located allow for tax holidays or provide other tax incentives to attract and retain business. In general, these holidays were secured based on the nature, size and location of the Company's operations. The aggregate dollar effect on the Company's income resulting from tax holidays and tax incentives to attract and retain business for the fiscal years ended March 31, 2023, 2022 and 2021 was $14 million, $23 million and $21 million, respectively. For the fiscal year ended March 31, 2023, the effect on basic and diluted earnings per share was $0.03 and $0.03, respectively, and the effects on basic and diluted earnings per share during fiscal years 2022 and 2021 were $0.05 and $0.05, and $0.04 and $0.04, respectively. Unless extended or otherwise renegotiated, the Company's existing holidays will expire in various years through the end of fiscal year 2028. The primary driver of the negative effective tax rate for fiscal year 2023 relates to the recording of a $195 million deferred tax asset, with an offset entry to income tax benefit fully attributable to noncontrolling interest in connection with the Nextracker IPO whereby Nextracker Inc. purchased Nextracker LLC units from a related Flex U.S. subsidiary.

The Company provides a valuation allowance against deferred tax assets that in the Company's estimation are not more likely than not to be realized. During fiscal year 2023, 2022 and 2021, the Company released valuation allowances totaling $12 million, $26 million and $25 million, respectively. For fiscal year 2023, $12 million valuation allowance release was mainly related to certain operations in Australia, and the Netherlands as these amounts were deemed to be more likely than not to be realized due to the sustained profitability during the past three fiscal years as well as continued forecasted profitability of those operations. During fiscal year 2023, the Company also added $12 million in valuation allowance primarily for the deferred tax assets related to operations in Hungary, Canada, and Switzerland. Various other valuation allowance positions were also reduced due to varying factors such as recognition of uncertain tax positions impacting deferred tax assets, one-time income recognition in loss entities, and foreign exchange impacts on deferred tax balances, and increased deferred tax assets as a result of current period losses in legal entities with existing full valuation allowance positions. For fiscal years ended March 31, 2023, 2022 and 2021, the offsetting amounts totaled $(48) million, $39 million and $60 million, respectively.

Under its territorial tax system, Singapore generally does not tax foreign sourced income until repatriated to Singapore. The Company has included the effects of Singapore's territorial tax system in the rate differential line above. The tax effect of foreign income not repatriated to Singapore for the fiscal years ended March 31, 2023, 2022 and 2021 were $31 million, $105 million and $57 million, respectively.

The components of deferred income taxes are as follows:

	As of March 31,	
	2023	2022
	(In millions)	
Deferred tax liabilities:		
Fixed assets	$ (63)	$ (49)
Intangible assets	(71)	(89)
Others	(38)	(14)
Total deferred tax liabilities	(172)	(152)
Deferred tax assets:		
Fixed assets	77	72
Intangible assets	5	6
Deferred compensation	27	22
Inventory valuation	24	26
Provision for doubtful accounts	3	5
Net operating loss and other carryforwards	1,359	1,542
Investment in Nextracker LLC	249	—
Others	136	201
Total deferred tax assets	1,880	1,874
Valuation allowances	(1,373)	(1,631)
Total deferred tax assets, net of valuation allowances	507	243
Net deferred tax asset	$ 335	$ 91
The net deferred tax asset is classified as follows:		
Long-term asset	$ 412	$ 177
Long-term liability	(77)	(86)
Total	$ 335	$ 91

Utilization of the Company's deferred tax assets is limited by the future earnings of the Company in the tax jurisdictions in which such deferred assets arose. As a result, management is uncertain as to when or whether these operations will generate sufficient profit to realize any benefit from the deferred tax assets. The valuation allowance provides a reserve against deferred tax assets that are not more likely than not to be realized by the Company. However, management has determined that it is more likely than not that the Company will realize certain of these benefits and, accordingly, has recognized a deferred tax asset from these benefits. The change in valuation allowance is net of certain increases and decreases to prior year losses and other carryforwards that have no current impact on the tax provision.

The Company has recorded deferred tax assets of approximately $1.5 billion related to tax losses and other carryforwards against which the Company has recorded a valuation allowance for all but $62 million of the deferred tax assets. These tax losses and other carryforwards will expire at various dates as follows:

Expiration dates of deferred tax assets related to operating losses and other carryforwards

Fiscal year		(In millions)
2024 - 2029	$	415
2030 - 2035		232
2036 and post		78
Indefinite		743
	$	1,468

The amount of deferred tax assets considered realizable, however, could be reduced or increased in the near-term if facts, including the amount of taxable income or the mix of taxable income between subsidiaries, differ from management's estimates.

The Company does not provide for income taxes on approximately $1.9 billion of undistributed earnings of its subsidiaries which are considered to be indefinitely reinvested outside of Singapore as management has plans for the use of such earnings to fund certain activities outside of Singapore. The estimated amount of the unrecognized deferred tax liability on these undistributed earnings is approximately $169 million. As a result, as of March 31, 2023, the Company has concluded for all earnings in foreign subsidiaries are considered to be indefinitely reinvested and therefore zero deferred tax liabilities were recorded.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal Year Ended March 31,			
	2023		2022	
	(In millions)			
Balance, beginning of fiscal year	$	282	$	266
Additions based on tax position related to the current year		15		27
Additions for tax positions of prior years		8		15
Reductions for tax positions of prior years		(5)		(7)
Reductions related to lapse of applicable statute of limitations		(13)		(16)
Settlements		(7)		—
Impact from foreign exchange rates fluctuation		(12)		(3)
Balance, end of fiscal year	$	268	$	282

The Company's unrecognized tax benefits are subject to change over the next twelve months primarily as a result of the expiration of certain statutes of limitations and as audits are settled. The Company believes it is reasonably possible that the total amount of unrecognized tax benefits could decrease by an additional approximate $84 million within the next twelve months primarily due to potential settlements of various audits and the expiration of certain statutes of limitations.

The Company and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around the world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2008.

Of the $268 million of unrecognized tax benefits at March 31, 2023, $185 million will affect the annual effective tax rate (ETR) if the benefits are eventually recognized. The amount that doesn't impact the ETR relates to positions that would be settled with a tax loss carryforward previously subject to a valuation allowance.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits within the Company's tax expense. During the fiscal years ended March 31, 2023, 2022 and 2021, the Company recognized interest and penalties of approximately ($1) million, $2 million and $2 million, respectively. The Company had approximately $15 million, $16 million and $14 million accrued for the payment of interest and penalties as of the fiscal years ended March 31, 2023, 2022 and 2021, respectively.

16. RESTRUCTURING CHARGES

Fiscal Year 2023

The Company continued to identify certain structural changes to restructure its business throughout fiscal year 2023. During fiscal year 2023, the Company recognized approximately $27 million of restructuring charges, most of which related to employee severance. Restructuring charges are not included in segment income, as disclosed further in note 21.

Fiscal Year 2022

The Company identified certain structural changes to restructure its business throughout fiscal year 2022. During fiscal year 2022, the Company recognized approximately $15 million of restructuring charges, most of which related to employee severance. Restructuring charges are not included in segment income.

Fiscal Year 2021

In order to support the Company's strategy and build a sustainable organization, and after considering that the economic recovery from the COVID-19 pandemic would be slower than anticipated, the Company identified certain structural changes to restructure its business. These restructuring actions eliminated non-core activities primarily within the Company's corporate function, aligned the Company's cost structure with its reorganizing and optimizing of its operations model along its reporting segments, and further sharpened its focus to winning business in end markets where it has competitive advantages and deep domain expertise. During fiscal year 2021, the Company recognized approximately $101 million of restructuring charges, most of which related to employee severance.

	Severance	Long-Lived Asset Impairment	Other Exit Costs	Total
		(In millions)		
Balance as of March 31, 2020	$ 19	$ —	$ 4	$ 23
Provision for charges incurred in fiscal year 2021	89	8	4	101
Cash payments for charges incurred in fiscal year 2020 and prior	(14)	—	—	(14)
Cash payments for charges incurred in fiscal year 2021	(49)	—	(1)	(50)
Non-cash charges incurred in fiscal year 2021	—	(8)	1	(7)
Balance as of March 31, 2021	45	—	8	53
Provision for charges incurred in fiscal year 2022	11	1	3	15
Cash payments for charges incurred in fiscal year 2021 and prior	(15)	—	—	(15)
Cash payments for charges incurred in fiscal year 2022	(6)	—	—	(6)
Non-cash charges incurred in fiscal year 2022	—	(1)	(3)	(4)
Balance as of March 31, 2022	35	—	8	43
Provision for charges incurred in fiscal year 2023	27	—	—	27
Cash payments for charges incurred in fiscal year 2022 and prior	(7)	—	—	(7)
Cash payments for charges incurred in fiscal year 2023	(11)	—	—	(11)
Non-cash charges incurred in fiscal year 2023	—	—	(2)	(2)
Balance as of March 31, 2023	44	—	6	50
Less: Current portion (classified as other current liabilities)	44	—	6	50
Accrued restructuring costs, net of current portion (classified as other liabilities)	$ —	$ —	$ —	$ —

17. OTHER CHARGES (INCOME), NET

Other charges (income), net for the fiscal years ended March 31, 2023, 2022 and 2021 are primarily comprised of the following:

	Fiscal Year Ended March 31		
	2023	2022	2021
	(In millions)		
Gain on foreign exchange transactions	$ (7)	$ (32)	$ (21)
Investment impairments (1)	—	3	37
Brazil tax credit (2)	—	(150)	—

(1)   During fiscal years 2022 and 2021, and in connection with the Company's ongoing assessment of recoverability of its investment portfolio, the Company concluded that the carrying amounts of certain non-core investments were other than temporarily impaired and recognized $3 million and $37 million of total impairment charges, respectively (See note 2 for additional information).

(2)   The Company recognized a $150 million gain related to a certain tax credit upon approval of a "Credit Habilitation" request by the relevant Brazil tax authorities for fiscal year 2022.

18. INTEREST, NET

Interest, net for the fiscal years ended March 31, 2023, 2022 and 2021 are primarily comprised of the following:

	Fiscal Year Ended March 31		
	2023	2022	2021
	(In millions)		
Interest expenses on debt obligations	$ 187	$ 153	$ 150
Interest income	(30)	(14)	(14)
ABS and AR sales programs related expenses	39	5	11

19. BUSINESS AND ASSET ACQUISITIONS & DIVESTITURES

Fiscal 2023 Divestitures

During the fiscal year ended March 31, 2023, the Company disposed of a non-strategic business within the FRS segment. The Company received approximately $4 million of proceeds. The property and equipment and various other assets sold, and liabilities transferred were not material to the Company's consolidated financial results. The net gain on dispositions was not material to the Company's consolidated financial results, and was included in other charges (income), net in the consolidated statements of operations for the fiscal year 2023.

Fiscal 2022 Business acquisition

On December 1, 2021, the Company completed the business acquisition of Anord Mardix, a global leader in critical power solutions for an initial purchase consideration of $523 million, net of $25 million cash acquired, with an additional $17 million deferred purchase price paid out in the fourth quarter of fiscal year 2022, for a total purchase consideration of $539 million. The acquisition added to the Company's portfolio of Power products and expanded its offering in the data center market. For reporting purposes, Anord Mardix was included in the Industrial reporting unit within the FRS segment. The allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed was based on their estimated fair values as of the date of acquisition. The excess of the purchase price over the tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill. The results of operations of the acquisition were included in the Company's consolidated financial results beginning on the date of acquisition, and the total amount of net income and revenue were not material to the Company's consolidated financial results for fiscal year 2022.

The intangible assets of $273 million are comprised of customer related intangible assets of $147 million and licenses and other intangible assets such as trade names and developed technology of $126 million. Customer related assets are amortized over a weighted-average estimated useful life of 8.7 years while licensed and other intangibles are amortized over a weighted-average estimated useful life of 8.9 years.

20. SHARE REPURCHASE PLAN

During fiscal year 2023, the Company repurchased approximately 19.8 million shares for an aggregate purchase price of approximately $337 million and retired all of these shares.

Under the Company's current share repurchase program, the Board of Directors authorized repurchases of its outstanding ordinary shares for up to $1.0 billion in accordance with the share repurchase mandate approved by the Company's shareholders at the date of the most recent Annual General Meeting held on August 25, 2022. As of March 31, 2023, shares in the aggregate amount of $893 million were available to be repurchased under the current plan.

21. SEGMENT REPORTING

The Company's Chief Executive Officer is our Chief Operating Decision Maker ("CODM") who evaluates how we allocate resources, assesses performance and make strategic and operational decisions. Based on such evaluation, the Company determined as of and for the period ended March 31, 2023, that Flex has three operating and reportable segments.

The FAS segment is optimized for speed to market based on a highly flexible supply and manufacturing system. FAS is comprised of the following end markets that represent reporting units:

- *Communications, Enterprise and Cloud*, including data infrastructure, edge infrastructure and communications infrastructure
- *Lifestyle*, including appliances, consumer packaging, floorcare, micro mobility and audio
- *Consumer Devices*, including mobile and high velocity consumer devices.

The FRS segment is optimized for longer product lifecycles requiring complex ramps with specialized production models and critical environments. FRS is comprised of the following end markets that represent reporting units:

- *Automotive*, including next generation mobility, autonomous, connectivity, electrification, and smart technologies
- *Health Solutions*, including medical devices, medical equipment, and drug delivery
- *Industrial*, including capital equipment, industrial devices, and renewables and grid edge.

The Nextracker segment provides solar tracker technologies that optimize and increase energy production while reducing costs for significant plant return on investment:

- Nextracker, the leading provider of intelligent, integrated solar tracker and software solutions that are used in utility-scale and ground-mounted distributed generation solar projects around the world. Nextracker's products enable solar panels to follow the sun's movement across the sky and optimize plant performance.

The determination of the separate operating and reporting segments is based on several factors, including the nature of products and services, the nature of production processes, customer base, delivery channels and similar economic characteristics.

An operating segment's performance is evaluated based on its pre-tax operating contribution, or segment income. Segment income is defined as net sales less cost of sales, and segment selling, general and administrative expenses, and does not include amortization of intangibles, stock-based compensation, customer related asset recoveries, restructuring charges, legal and other, interest, net, other charges (income), net, and equity in earnings of unconsolidated affiliates. A portion of depreciation is allocated to the respective segments, together with other general corporate, research and development and administrative expenses.

Selected financial information by segment is in the table below.

| | Fiscal Year Ended March 31, | | |
	2023	2022	2021
	(In millions)		
Net sales:			
Flex Agility Solutions	$ 15,769	$ 14,027	$ 13,493
Flex Reliability Solutions	12,733	10,603	9,495
Nextracker	1,903	1,458	1,195
Intersegment eliminations	(59)	(47)	(59)
	$ 30,346	$ 26,041	$ 24,124
Segment income and reconciliation of income before income taxes:			
Flex Agility Solutions	$ 694	$ 605	$ 449
Flex Reliability Solutions	607	546	484
Nextracker	203	90	178
Corporate and Other	(62)	(72)	(80)
Total segment income	1,442	1,169	1,031
Reconciling items:			
Intangible amortization	82	68	62
Stock-based compensation	133	91	79
Customer related asset recoveries	—	—	(7)
Restructuring charges (Note 16)	27	15	101
Legal and other (1)	16	23	1
Interest, net	201	152	148
Other charges (income), net	5	(164)	16
Equity in earnings (losses) of unconsolidated affiliates	(4)	61	83
Income before income taxes	$ 974	$ 1,045	$ 714

(1) Legal and other consists of costs not directly related to core business results and may include matters relating to commercial disputes, government regulatory and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis as well as acquisition related costs and customer related asset recoveries. During the fiscal year 2023, the Company accrued for certain loss contingencies where losses are considered probable and estimable.

During the fiscal year 2022, the Company accrued for certain loss contingencies where losses are considered probable and estimable offset by a gain upon successful settlement of certain supplier claims.

Legal and other during fiscal year 2021 primarily consists of costs accrued for certain loss contingencies where losses are considered probable and estimable, offset by a gain on the sale of real estate in the fourth quarter of fiscal year 2021 exited as a result of the disengagement of a certain customer in fiscal year 2020.

Corporate and Other primarily includes corporate service costs that are not included in the CODM's assessment of the performance of each of the identified reporting segments.

The Company provides an overall platform of assets and services, which the segments utilize for the benefit of their various customers. The shared assets and services are contained within the Company's global manufacturing and design operations and include manufacturing and design facilities. Most of the underlying manufacturing and design assets are co-mingled in the operating campuses and are compatible to operate across segments and highly interchangeable throughout the platform. Given the highly interchangeable nature of the assets, they are not separately identified by segment nor reported by segment to the Company's CODM.

Property and equipment on a segment basis is not separately identified and is not internally reported by segment to the Company's CODM as described above. During fiscal years 2023, 2022 and 2021, depreciation expense included in the segments' measure of operating performance above is as follows.

	Fiscal Year Ended March 31,					
	2023		2022		2021	
	(In millions)					
Depreciation expense:						
Flex Agility Solutions	$	177	$	184	$	185
Flex Reliability Solutions		217		204		210
Nextracker		4		3		2
Corporate and Other		16		18		25
Total depreciation expense	$	414	$	409	$	422

Geographic information of net sales is as follows:

	Fiscal Year Ended March 31,								
	2023			2022			2021		
	(In millions)								
Net sales by region:									
Americas	$	13,773	45 %	$	10,839	42 %	$	9,672	40 %
Asia		10,361	34 %		9,601	37 %		9,326	39 %
Europe		6,212	21 %		5,601	21 %		5,126	21 %
	$	30,346		$	26,041		$	24,124	

Revenues are attributable to the country in which the product is manufactured or service is provided.

During fiscal years 2023, 2022 and 2021, net sales generated from Singapore, the country of domicile, were approximately $552 million, $519 million and $507 million, respectively.

The following table summarizes the countries that accounted for more than 10% of net sales in fiscal years 2023, 2022, and 2021:

	Fiscal Year Ended March 31,								
	2023			2022			2021		
	(In millions)								
Net sales by country:									
Mexico	$	6,589	22 %	$	5,059	19 %	$	4,413	18 %
China		6,539	22 %		6,146	24 %		6,147	25 %
U.S.		5,020	17 %		3,690	14 %		3,648	15 %

No other country accounted for more than 10% of net sales for the fiscal periods presented in the table above.

Geographic information of property and equipment, net is as follows:

	As of March 31,				
	2023			2022	
	(In millions)				
Property and equipment, net:					
Americas	$	1,221	52 %	$ 1,075	51 %
Asia		618	26 %	561	26 %
Europe		510	22 %	489	23 %
	$	2,349		$ 2,125	

As of March 31, 2023 and 2022, property and equipment, net held in Singapore was approximately $5 million and $5 million, respectively.

The following table summarizes the countries that accounted for more than 10% of property and equipment, net in fiscal year 2023 and 2022:

	Fiscal Year Ended March 31,				
	2023			2022	
	(In millions)				
Property and equipment, net:					
Mexico	$	763	32 %	$ 626	29 %
U.S.		365	16 %	354	17 %
China		338	14 %	299	14 %

No other country accounted for more than 10% of property and equipment, net for the fiscal periods presented in the table above.

ITEM 9.   *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A.   *CONTROLS AND PROCEDURES*

(a)   *Evaluation of Disclosure Controls and Procedures*

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of March 31, 2023. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2023, the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)   *Management's Annual Report on Internal Control over Financial Reporting*

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting consists of policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) are designed and operated to provide reasonable assurance regarding the reliability of the Company's financial reporting and the Company's process for the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements or prevent or detect instances of fraud. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls may be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of March 31, 2023, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective as of March 31, 2023.

(c)   *Attestation Report of the Registered Public Accounting Firm*

The effectiveness of the Company's internal control over financial reporting as of March 31, 2023 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears in this Item under the heading "Report of Independent Registered Public Accounting Firm."

(d)   *Changes in Internal Control Over Financial Reporting*

There were no changes in our internal control over financial reporting that occurred during the fourth quarter ended March 31, 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Flex Ltd., Singapore

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Flex Ltd. and subsidiaries (the "Company") as of March 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2023 of the Company and our report dated May 19, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP
San Jose, California
May 19, 2023

ITEM 9B. *OTHER INFORMATION*

Not applicable.

ITEM 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

Not applicable.


PART III


ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information with respect to this item may be found in the Company's definitive proxy statement to be delivered to shareholders in connection with the Company's 2023 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

Information with respect to this item may be found in the Company's definitive proxy statement to be delivered to shareholders in connection with the Company's 2023 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

Information with respect to this item may be found in the Company's definitive proxy statement to be delivered to shareholders in connection with the Company's 2023 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information with respect to this item may be found in the Company's definitive proxy statement to be delivered to shareholders in connection with the Company's 2023 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES (Deloitte & Touche LLP, PCAOB ID: 34)*

Information with respect to this item may be found in the Company's definitive proxy statement to be delivered to shareholders in connection with the Company's 2023 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Documents filed as part of this annual report on Form 10-K:

1. *Financial Statements.* See Item 8, "Financial Statements and Supplementary Data."

2. *Financial Statement Schedules.* "Schedule II—Valuation and Qualifying Accounts" is included in the financial statements, see Concentration of Credit Risk in Note 2, "Summary of Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data."

3. *Exhibits.* Reference is made to Item 15(b) below.

(b) *Exhibits.* The Exhibit Index, which immediately precedes the signature page to this annual report on Form 10-K, is incorporated by reference into this annual report on Form 10-K.

(c) *Financial Statement Schedules.* Reference is made to Item 15(a)(2) above.

ITEM 16. *FORM 10-K SUMMARY*

None

EXHIBIT INDEX

Exhibit No.	Exhibit	Form	Incorporated by Reference			Filed Herewith
			File No.	Filing Date	Exhibit No.	
3.01	Constitution of the Registrant (incorporating all amendments as at August 20, 2019)	10-Q	000-23354	10/30/2019	3.01	
4.01	Indenture, dated as of June 8, 2015, by and between the Registrant, the Guarantors party thereto and U.S. Bank National Association, as Trustee	8-K	000-23354	6/8/2015	4.1	
4.02	Form of 4.750% Note due 2025 (included in Exhibit 4.01)	8-K	000-23354	6/8/2015	4.1	
4.03	First Supplemental Indenture, dated as of September 11, 2015, among the Registrant, the Guarantor party thereto and U.S. Bank National Association, as Trustee, related to the Registrant's 4.750% Notes due 2025	S-4	333-207067	9/22/2015	4.04	
4.04	Indenture, dated as of June 6, 2019, by and between the Company and U.S. Bank National Association, as trustee	8-K	000-23354	6/6/2019	4.1	
4.05	First Supplemental Indenture, dated as of June 6, 2019, by and between the Company and U.S. Bank National Association, as trustee	8-K	000-23354	6/6/2019	4.2	
4.06	Form of 4.875% Global Note due 2029 (included in Exhibit 4.05)	8-K	000-23354	6/6/2019	4.3	
4.07	Second Supplemental Indenture, dated as of November 7, 2019, by and between the Company and U.S. Bank National Association, as trustee	8-K	000-23354	11/7/2019	4.3	
4.08	Form of 4.875% Global Note due 2029 (included in Exhibit 4.07)	8-K	000-23354	11/7/2019	4.4	
4.09	Third Supplemental Indenture dated as of May 12, 2020, by and between the Company and U.S. Bank National Association, as trustee	8-K	000-23354	5/12/2020	4.2	
4.10	Form of 3.750% Global Note due 2026 (included in Exhibit 4.09)	8-K	000-23354	5/12/2020	4.3	
4.11	Form of 4.875% Global Note due 2030 (included in Exhibit 4.09)	8-K	000-23354	5/12/2020	4.4	

Exhibit No.	Exhibit	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
			Incorporated by Reference			
4.12	Fourth Supplemental Indenture, dated as of August 17, 2020, by and between the Company and U.S. Bank National Association, as trustee	8-K	000-23354	8/17/2020	4.3	
4.13	Form of 3.750% Global Note due 2026 (included in Exhibit 4.12)	8-K	000-23354	8/17/2020	4.4	
4.14	Form of 4.875% Global Note due 2030 (included in Exhibit 4.12)	8-K	000-23354	8/17/2020	4.5	
4.15	Fifth Supplemental Indenture, dated as of December 7, 2022, by and between the Company and U.S. Bank Trust Company, National Association, as trustee	8-K	000-23354	12/7/2022	4.2	
4.16	Form of 6.000% Global Note due 2028 (included in Exhibit 4.15)	8-K	000-23354	12/7/2022	4.3	
4.17	Description of Registrant's Securities	10-K	000-23354	5/28/2020	4.14	
10.01	Credit Agreement, dated as of July 19, 2022, among Flex Ltd. and certain of its subsidiaries, from time to time party thereto, as borrowers, Bank of America, N.A., as Administrative Agent, an L/C Issuer and a Swing Line Lender, and the other L/C Issuers, Swing Line Lenders and Lenders party thereto	8-K	000-23354	7/22/2022	10.01	
10.02	Form of Indemnification Agreement between the Registrant and its Directors and certain officers†	10-K	000-23354	5/20/2009	10.01	
10.03	Form of Indemnification Agreement between Flextronics Corporation and Directors and certain officers of the Registrant†	10-K	000-23354	5/20/2009	10.02	
10.04	Nextracker Inc. 2014 Equity Incentive Plan†	S-8	333-207325	10/7/2015	99.01	
10.05	Flex Ltd. Amended and Restated 2017 Equity Incentive Plan†	DEF 14A	000-23354	6/26/2020	Annex A	
10.06	Form of Restricted Share Unit Award Agreement under the 2017 Equity Incentive Plan for time-based vesting awards†	10-Q	000-23354	10/30/2017	10.05	
10.07	Form of Restricted Share Unit Award Agreement under the 2017 Equity Incentive Plan for time-based vesting awards (FY21)†	10-Q	000-23354	8/5/2020	10.02	
10.08	Form of Restricted Share Unit Award Agreement under the 2017 Equity Incentive Plan for performance-based vesting awards (20-day trading average) (FY21)†	10-Q	000-23354	8/5/2020	10.03	
10.09	Form of Restricted Share Unit Award Agreement under the Amended and Restated 2017 Equity Incentive Plan for performance-based vesting awards (FY22)†	10-Q	000.23354	7/30/2021	10.02	
10.10	Form of Restricted Share Unit Award Agreement under the Amended and Restated Flex Ltd. 2017 Equity Incentive Plan for performance-based vesting awards (FY23)†	10-Q	000-23354	7/29/2022	10.03	
10.11	Form of Restricted Share Unit Award Agreement under the Flex Ltd. Amended and Restated 2017 Equity Incentive Plan for Non-Employee Directors†	10-Q	000-23354	10/31/2022	10.02	
10.12	2010 Flextronics International USA, Inc. Deferred Compensation Plan†	10-Q	000-23354	11/3/2010	10.04	
10.13	First Amendment to Flex 2010 Deferred Compensation Plan, dated December 17, 2018†	10-Q	000-23354	10/29/2021	10.01	
10.14	Second Amendment to Flex 2010 Deferred Compensation Plan, dated August 16, 2019†	10-Q	000-23354	10/29/2021	10.02	

Exhibit No.	Exhibit	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
			Incorporated by Reference			
10.15	Third Amendment to Flex 2010 Deferred Compensation Plan, dated June 3, 2020†	10-Q	000-23354	10/29/2021	10.03	
10.16	Form of Award Agreement under 2010 Deferred Compensation Plan†	10-Q	000-23354	7/30/2012	10.01	
10.17	Form of 2010 Deferred Compensation Plan Award Agreement (performance targets, cliff vesting)†	10-Q	000-23354	8/2/2013	10.02	
10.18	Form of 2010 Deferred Compensation Plan Award Agreement (non-performance, periodic vesting, continuing Participant)†	10-Q	000-23354	8/2/2013	10.03	
10.19	Award Agreement under the 2010 Deferred Compensation Plan†	10-Q	000-23354	7/28/2014	10.01	
10.20	Form of Addendum Award Agreement under the 2010 Deferred Compensation Plan (FY21)†	10-Q	000-23354	1/29/2021	10.02	
10.21	Summary of Directors' Compensation†	10-Q	000-23354	10/30/2017	10.02	
10.22	Summary of Compensation Arrangements of Certain Executive Officers of Flex Ltd.†	10-Q	000-23354	7/29/2022	10.02	
10.23	Executive Incentive Compensation Recoupment Policy†	10-Q	000-23354	8/5/2010	10.06	
10.24	Flex Ltd. Executive Severance Plan†	10-K	000-23354	5/21/2019	10.27	
10.25	Revathi Advaithi Offer Letter, dated February 7, 2019†	10-K	000-23354	5/21/2019	10.29	
10.26	Scott Offer Amended Offer Letter, dated as of January 27, 2019†	10-K	000-23354	5/28/2020	10.29	
10.27	Paul R. Lundstrom Offer Letter, dated August 5, 2020†	10-Q	000-23354	11/2/2020	10.02	
10.28	Description of Annual Incentive Bonus Plan for Fiscal Year 2023†	10-Q	000-23354	7/29/2022	10.01	
10.29	Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan†	S-1	333-269238	1/13/2023	10.10	
10.30	Agreement and Plan of Merger, by and among Flex Ltd., Yuma, Inc., Nextracker Inc. and Yuma Acquisition Corp, dated as of February 7, 2023	8-K	000-23354	2/13/2023	10.1	
10.31	Registration Rights Agreement, by and among Nextracker Inc., Yuma, Inc., Yuma Subsidiary, Inc., TPG Rise Flash, L.P. and the Holders party thereto, dated as of February 13, 2023	8-K	000-23354	2/13/2023	10.2	
21.01	Subsidiaries of Registrant					X
23.01	Consent of Deloitte & Touche LLP					X
24.01	Power of Attorney (included on the signature page to this Form 10-K)					X
31.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
31.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
32.01	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350*					X
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Scheme Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X

		Incorporated by Reference				
Exhibit No.	Exhibit	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101)					X

_____

*   This exhibit is furnished with this Annual Report on Form 10-K, is not deemed filed with the Securities and Exchange Commission, and is not incorporated by reference into any filing of Flex Ltd. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

†   Management contract, compensatory plan or arrangement.

<center>**SIGNATURES**</center>

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flex Ltd.

Date: May 19, 2023   By: /s/ REVATHI ADVAITHI

Revathi Advaithi
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Revathi Advaithi and Paul R. Lundstrom and each one of them, her or his attorneys-in-fact, each with the power of substitution, for her or him in any and all capacities, to sign any and all amendments to this Report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or her or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ REVATHI ADVAITHI Revathi Advaithi	Chief Executive Officer (Principal Executive Officer) and Director	May 19, 2023
/s/ PAUL R. LUNDSTROM Paul R. Lundstrom	Chief Financial Officer (Principal Financial Officer)	May 19, 2023
/s/ DANIEL J. WENDLER Daniel J. Wendler	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	May 19, 2023
/s/ MICHAEL D. CAPELLAS Michael D. Capellas	Chairman of the Board	May 19, 2023
/s/ JOHN D. HARRIS II John D. Harris II	Director	May 19, 2023
/s/ MICHAEL E. HURLSTON Michael E. Hurlston	Director	May 19, 2023
/s/ ERIN L. MCSWEENEY Erin L. McSweeney	Director	May 19, 2023
/s/ MARC A. ONETTO Marc A. Onetto	Director	May 19, 2023
/s/ CHARLES K. STEVENS, III Charles K. Stevens, III	Director	May 19, 2023
/s/ MARYROSE T. SYLVESTER Maryrose T. Sylvester	Director	May 19, 2023
/s/ LAY KOON TAN Lay Koon Tan	Director	May 19, 2023
/s/ PATRICK J. WARD Patrick J. Ward	Director	May 19, 2023
/s/ WILLIAM D. WATKINS William D. Watkins	Director	May 19, 2023

Shareholder Information

CORPORATE HEADQUARTERS

2 Changi South Lane
Singapore 486123
Tel: +65.6876.9899

ANNUAL GENERAL MEETING

The Annual General Meeting of Shareholders will be held August 2, 2023 beginning at 11:00 a.m. Central time. The meeting will be held at:
Flex Ltd.
12455 Research Blvd,
Welcome Center
Austin, TX 78759
Tel: +1.512.425.4100

STOCK LISTING

The Company's Ordinary Shares are traded on the NASDAQ Global Select Market under the symbol FLEX.

WEBSITE

www.flex.com

INVESTOR RELATIONS

For shareholder or investor related inquiries, contact:
Flex Ltd.
Investor Relations
6201 America Center Drive
San Jose, CA 95002
Tel: +1.408.577.4632
investors.flex.com

In order to help reduce costs, please report any duplicate mailings of shareholder materials by contacting Investor Relations.

SEC FILINGS

The Company makes available through its Internet website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the Securities and Exchange Commission. **Upon request, we will furnish without charge to each person to whom this report is delivered a copy of any exhibit listed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2023. You may request a copy of this information at no cost, by writing or telephoning us at our principal U.S. offices at the Investor Relations contact above.**

TRANSFER AGENT AND REGISTRAR

For questions regarding misplaced share certificates, changes of address or the consolidation of accounts, please contact the Company's transfer agent:

Computershare Trust Company NA

<u>By Regular Mail</u>
Computershare
PO Box 43006
Providence, RI 02940-3006
UNITED STATES

<u>By Overnight Delivery</u>
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
UNITED STATES

Telephone
US & Canada
Toll Free
877.373.5374

Outside US & Canada
Toll
+1.781.575.2879

EXECUTIVE OFFICERS

Revathi Advaithi—*Chief Executive Officer*
Paul R. Lundstrom—*Chief Financial Officer*
Michael P. Hartung—*President, Agility Solutions*
Scott Offer—*Executive Vice President and General Counsel*
Rebecca S. Sidelinger—*President, Reliability Solutions*
Hooi Tan—*President, Global Operations and Components*
Daniel J. Wendler—*Chief Accounting Officer*

DIRECTORS

Revathi Advaithi—*Chief Executive Officer, Flex Ltd.*
Michael D. Capellas—*Founder and CEO, Capellas Partners*
John D. Harris II—*Retired Vice President of Business Development, Raytheon Company*
Michael E. Hurlston—*President and Chief Executive Officer, Synaptics Incorporated*
Erin L. McSweeney—*Executive Vice President and Chief People Officer, UnitedHealth Group Incorporated*
Marc A. Onetto—*Principal, Leadership from the Mind and the Heart LLC*
Charles K. Stevens, III—*Retired Executive Vice President and Chief Financial Officer, General Motors Company*
Maryrose T. Sylvester—*Retired U.S. Managing Director and U.S. Head of Electrification, ABB Ltd*
Lay Koon Tan—*Retired President, Chief Executive Officer and member of the Board of Directors, STATS ChipPAC Ltd.*
Patrick J. Ward—*Retired Vice President and Chief Financial Officer, Cummins Inc.*
William D. Watkins—*Retired Chief Executive Officer, Imergy Power Systems, Inc.*

FORWARD LOOKING STATEMENTS

This proxy statement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. All statements other than statements of historical or current facts, including statements regarding our future business expectations and our environmental and other sustainability plans and goals, and related timeframes made in this document are forward-looking. The words "will," "may," "designed to," "believe," "should," "would," "could," "anticipate," "plan," "expect," "intend," "estimate," "goals," "opportunity," "future," "to be," "achieve," "grow," "committed," "seeks," "targets," "continues," "likely," "possible," "might," "potentially," "will," "on track," "working to," "encourage," "continue," "strive," "endeavor," "looking forward," "efforts, aim," and variations of such words and similar expressions identify forward-looking statements, which speak only as of the date of this proxy statement. Because these forward-looking statements are subject to risks and uncertainties, actual results could differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include those described in Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2023, and in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we file with the U.S. Securities and Exchange Commission. In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

Flex Ltd.
Annual General Meeting of Shareholders Directions and Parking Information
August 2, 2023
11:00 A.M. Central time

The Annual General Meeting of Shareholders will be held at Flex Ltd., 12455 Research Blvd, Welcome Center, Austin, TX 78759 beginning at 11:00 A.M. Central time.

Directions from Austin-Bergstrom International Airport

- **Take Hotel Dr to State Hwy 71 W/E Ben White Blvd**
  - Head southwest on Presidential Blvd toward Service Dr — 10 ft
  - Slight right onto Service Dr — 482 ft
  - Turn right onto Hotel Dr — 0.3 mi
  - Turn right onto Spirit or Texas Dr — 0.2 mi
  - Turn left to merge onto State Hwy 71 W — 0.9 mi
  - Keep left to stay on State Hwy 71 W — 0.1 mi

- **Continue on State Hwy 71 W/E Ben White Blvd,**
  Take US-290 W, TX-1 Loop N and US-183 Hwy N to Research Blvd,
  Take the exit toward Oak Knoll Dr from US-183 Hwy N
  - Use any lane to turn slightly left onto State Hwy 71 W/E Ben White Blvd — 5.2 mi
  - Continue onto State Hwy 71 W/US-290 W/W Ben White Blvd — 2.2 mi
  - Use the right 2 lanes to take the Texas Loop 360/Capital of Tx Hwy exit — 0.5 mi
  - Continue onto TX-360 Loop N — 0.7 mi
  - Turn right onto Frontage Rd — 0.2 mi
  - Use the left lane to take the ramp onto TX-1 Loop N — 3.3 mi
  - Keep right at the fork to stay on TX-1 Loop N — 6.6 mi
  - Use the right 2 lanes to take the exit toward US-183 Hwy N — 0.2 mi
  - Keep left at the fork, follow signs for US-183 N/Research Blvd N and merge onto US-183 Hwy N — 3.2 mi
  - Take the exit toward Oak Knoll Dr — 0.3 mi

- **Drive to your destination**
  - Merge onto Research Blvd — 0.2 mi
  - Turn right onto Riata Trace Pkwy — 0.2 mi
  - Turn left — 0.2 mi

- **Arrive at Flex Ltd., 12455 Research Blvd, Austin, TX 78759**
  - Follow Flex Shareholder Meeting signage directing you to our Welcome Center

Parking

Flex has reserved parking spaces for shareholders attending the meeting. These spaces will be designated as "Reserved for Flex Shareholders' Meeting."



flex.com